UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

For the Month of March 2024

Commission File Number 001-13372

KOREA ELECTRIC POWER CORPORATION

(Translation of registrant’s name into English)

55 Jeollyeok-ro, Naju-si, Jeollanam-do, 58322, Korea

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

On March 11, 2024, Korea Electric Power Corporation (“KEPCO”) filed its audit report for the fiscal year 2023 prepared in accordance with Korean International Financial Reporting Standards (K-IFRS) as attached. The financial statements in such report have not been approved by the shareholders of KEPCO and remain subject to change.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

By:	/s/ Park, WooGun
Name: Park, WooGun
Title: Vice President

Date: March 11, 2024

KOREA ELECTRIC POWER CORPORATION

AND ITS SUBSIDIARIES

Consolidated Financial Statements

For each of the two years in the period ended December 31, 2023

(With Independent Auditor’s Report Thereon)

Independent Auditor’s Report

(English Translation of a Report Originally Issued in Korean)

Korea Electric Power Corporation

The Shareholders and Board of Directors

Opinion

We have audited the accompanying consolidated financial statements of Korea Electric Power Corporation and its subsidiaries (collectively referred to as the “Group”), which comprise the consolidated statements of financial position as of December 31, 2023 and 2022, and the consolidated statements of comprehensive income (loss), consolidated statements of changes in equity and consolidated statements of cash flows for each of the two years in the period ended December 31, 2023, and the notes to the consolidated financial statements, including material accounting policy information.

In our opinion, the consolidated financial statements present fairly, in all material respects, the consolidated financial position of the Group as of December 31, 2023 and 2022, and its consolidated financial performance and its consolidated cash flows for in accordance with International Financial Reporting Standards as adopted by the Republic of Korea (“KIFRS”).

We have audited the Group’s internal control over financial reporting (“ICFR”) as of December 31, 2023, based on criteria established in Conceptual Framework for Design and Operation of ICFR established by the Operating Committee of ICFR in Korea in accordance with Korean Standards on Auditing (“KSA”), and our report dated March 11, 2024 expressed an unqualified opinion thereon.

Basis for Opinion

We conducted our audit in accordance with Korean Standards on Auditing (“KSA”). Our responsibilities under those standards are further described in the Auditor’s Responsibilities for the Audit of the Consolidated Financial Statements section of our report. We are independent of the Group in accordance with the ethical requirements that are relevant to our audit of the consolidated financial statements in the Republic of Korea, and we have fulfilled our other ethical responsibilities in accordance with these requirements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

Key Audit Matters

Key audit matters are those matters that, in our professional judgment, were of most significance in our audit of the consolidated financial statements of the current period. These matters were addressed in the context of our audit of the consolidated financial statements as a whole, and in forming our opinion thereon, and we do not provide a separate opinion on these matters.

•	Impairment of property, plant and equipment (“PP&E”)

As discussed in Note 3.(14) to the consolidated financial statements, at each reporting date, management assesses if any indicator of impairment for its PP&E exists. If there is any sign indicating impairment for a cash-generating unit (“CGU”), management compares the recoverable amount of the CGU with its carrying value to determine if the PP&E which are allocated to the respective CGU are impaired.

Based on the significant difference between the Group’s market capitalization and the carrying amount of net assets in its consolidated statement of financial position, management determined that there is a sign indicating the impairment of the Group’s PP&E allocated to the Group’s electricity transmission and distribution business CGU as of December 31, 2023.

Management performed an impairment assessment of the Group’s PP&E allocated to the CGU by comparing the carrying amount of the CGU with its value-in-use (VIU) which is determined based on discounted cash flow forecasts. Significant judgment of management is required for determining key assumptions which have material impact on the estimation of VIU, such as future sales volume estimates, unit sales price, cost of power purchase, and discount rate. We have identified the impairment assessment of PP&E allocated to electricity transmission and distribution business as a key audit matter, due to the significance of carrying value of these assets in the consolidated financial statements, complexity of estimation using a discounted cash flow forecast and inherent uncertainty and probability of management bias caused by the involvement of significant management judgment required in estimating the variable inputs.

The primary audit procedures we performed to address this key audit matter are as follows:

•	we identified and tested key internal controls relating to the Group’s assessment of impairment of PP&E.

•	we assessed management’s identification of CGU and the allocation of assets to each CGU with reference to our understanding of the Group’s business

•	we compared the forecasts included in the prior year’s discounted cash flow forecasts to the current year’s actual performance in order to assess the appropriateness of the estimates.

•

we involved an internal valuation specialist to assist us in assessing the discount rate applied by management in comparison with our recalculated rate using both market and entity-specific information.

•

we obtained the Group’s business plan and external data for major unobservable inputs such as future sales volumes, unit sales price and cost of power purchase, used in estimating VIU, and considered whether there were any indicators of management bias; and

•

we evaluated the management’s sensitivity analyses on the discount rate applied to the discounted cash flow forecasts and assessed the impact of changes in the key assumptions to the conclusions reached in the impairment assessments and whether there were any indicators of management bias.

Responsibilities of Management and Those Charged with Governance for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of the consolidated financial statements in accordance with KIFRS, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the consolidated financial statements, management is responsible for assessing the Group’s ability to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless management either intends to liquidate the Group or to cease operations, or has no realistic alternative but to do so.

Those charged with governance are responsible for overseeing the Group’s financial reporting process.

Auditor’s Responsibilities for the Audit of the Consolidated Financial Statements

Our objectives are to obtain reasonable assurance about whether the consolidated financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with KSA will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these consolidated financial statements.

As part of an audit in accordance with KSA, we exercise professional judgment and maintain professional skepticism throughout the audit. We also:

•

Identify and assess the risks of material misstatement of the consolidated financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control.

•	Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances.

•	Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by management.

•

Conclude on the appropriateness of management’s use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Group’s ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditor’s report to the related disclosures in the consolidated financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditor’s report. However, future events or conditions may cause the Group to cease to continue as a going concern.

•

Evaluate the overall presentation, structure and content of the consolidated financial statements, including the disclosures, and whether the consolidated financial statements represent the underlying transactions and events in a manner that achieves fair presentation.

•

Obtain sufficient appropriate audit evidence regarding the financial information of the entities or business activities within the Group to express an opinion on the consolidated financial statements. We are responsible for the direction, supervision and performance of the group audit. We remain solely responsible for our audit opinion.

We communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit.

We also provide those charged with governance with a statement that we have complied with relevant ethical requirements regarding independence, and to communicate with them all relationships and other matters that may reasonably be thought to bear on our independence, and where applicable, related safeguards.

From the matters communicated with those charged with governance, we determine those matters that were of most significance in the audit of the consolidated financial statements of the current period and are therefore the key audit matters. We describe these matters in our auditor’s report unless law or regulation precludes public disclosure about the matter or when, in extremely rare circumstances, we determine that a matter should not be communicated in our report because the adverse consequences of doing so would reasonably be expected to outweigh the public interest benefits of such communication.

The engagement partner on the audit resulting in this independent auditor’s report is Jaekeun Song.

March 11, 2024

This audit report is effective as of March 11, 2024, the independent auditor’s report date. Accordingly, certain material subsequent events or circumstances may have occurred during the period from the independent auditor’s report date to the time this report is used. Such events and circumstances could significantly affect the accompanying consolidated financial statements and may result in modifications to report.

KOREA ELECTRIC POWER CORPORATION

AND ITS SUBSIDIARIES

Consolidated Financial Statements

For each of the two years in the period ended December 31, 2023

“The accompanying consolidated financial statements, including all footnotes and disclosures, have been prepared by, and are the responsibility of, the Group.”

Dong-Cheol Kim

President/CEO

Korea Electric Power Corporation

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Consolidated Statements of Financial Position

As of December 31, 2023 and 2022

In millions of won	Note	2023		2022
Assets
Current assets
Cash and cash equivalents	5,6,7,45	~~W~~	4,342,887	3,234,780
Current financial assets, net	5,6,9,11,12,13,45,47		3,107,397	4,286,975
Trade and other receivables, net	5,8,20,24,45,46,47		11,985,735	10,461,822
Inventories, net	14		8,875,615	9,930,732
Income tax receivables	41		69,612	46,619
Current non-financial assets	15		1,109,321	1,744,869
Assets held-for-sale	16,42		45,648	44,748

Total current assets			29,536,215	29,750,545

Non-current assets
Non-current financial assets, net	5,6,9,10,11,12,13,45,47		3,546,214	3,336,835
Non-current trade and other receivables, net	5,8,20,45,46,47		2,193,587	2,153,080
Property, plant and equipment, net	4,18,24,27,49		179,875,535	177,865,308
Investment properties, net	4,19,27		185,527	208,286
Goodwill	4,16		99,156	100,093
Intangible assets other than goodwill, net	4,21,27,46		1,033,984	956,664
Investments in associates	4,17		6,176,889	5,844,464
Investments in joint ventures	4,17		3,485,699	3,147,584
Defined benefit assets, net	25		70,187	198,626
Deferred tax assets	41		13,161,802	10,934,375
Non-current non-financial assets	4,15		350,170	309,134

Total non-current assets			210,178,750	205,054,449

Total Assets	4	~~W~~	239,714,965	234,804,994

(Continued)

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Consolidated Statements of Financial Position, Continued

As of December 31, 2023 and 2022

In millions of won	Note	2023		2022
Liabilities
Current liabilities
Trade and other payables, net	5,22,24,45,47	~~W~~	9,089,973	11,983,549
Current financial liabilities, net	5,12,23,45,47		41,139,726	22,703,996
Income tax payables	41		482,934	429,604
Current non-financial liabilities	20,28,29		7,881,663	6,974,377
Current provisions	26,45		2,654,125	2,427,051

Total current liabilities			61,248,421	44,518,577

Non-current liabilities
Non-current trade and other payables, net	5,22,24,45,47		4,981,957	5,638,914
Non-current financial liabilities, net	5,12,23,45,47		92,944,338	98,334,120
Non-current non-financial liabilities	28,29		11,196,000	10,662,661
Employee benefits liabilities, net	25,45		1,035,320	828,721
Deferred tax liabilities	41		5,163,135	6,457,103
Non-current provisions	26,45		25,881,044	26,364,642

Total non-current liabilities			141,201,794	148,286,161

Total Liabilities	4	~~W~~	202,450,215	192,804,738

Equity
Contributed capital	1,30,45
Share capital		~~W~~	3,209,820	3,209,820
Share premium			843,758	843,758

			4,053,578	4,053,578

Retained earnings	31
Legal reserves			1,604,910	1,604,910
Voluntary reserves			2,812,313	27,782,969
Unappropriated retained earnings (Undisposed accumulated deficits)			11,921,039	(7,956,579)

			16,338,262	21,431,300

Other components of equity	34
Other capital surplus			1,600,801	1,268,569
Accumulated other comprehensive income			557,430	496,976
Other equity			13,294,972	13,294,973

			15,453,203	15,060,518

Equity attributable to owners of the controlling company			35,845,043	40,545,396
Non-controlling interests	16,33		1,419,707	1,454,860

Total Equity		~~W~~	37,264,750	42,000,256

Total Liabilities and Equity		~~W~~	239,714,965	234,804,994

The accompanying notes are an integral part of the consolidated financial statements.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Consolidated Statements of Comprehensive Income (Loss)

For each of the two years in the period ended December 31, 2023

In millions of won, except per share information	Note	2023		2022
Sales	4,35,45,47
Sales of goods	2	~~W~~	85,940,137	69,184,469
Sales of services			750,878	714,602
Sales of construction services	20		785,395	646,953
Revenue related to transfer of assets from customers	28		743,051	711,839

			88,219,461	71,257,863

Cost of sales	14,25,43,47
Cost of sales of goods			(88,066,120)	(99,441,768)
Cost of sales of services			(629,806)	(520,572)
Cost of sales of construction services			(1,003,601)	(941,254)

			(89,699,527)	(100,903,594)

Gross loss			(1,480,066)	(29,645,731)
Selling and administrative expenses	25,36,43,47		(3,061,582)	(3,009,422)

Operating loss	4		(4,541,648)	(32,655,153)
Other income	37		532,851	383,650
Other expenses	37		(258,905)	(212,150)
Other gains, net	38		22,686	243,122
Finance income	5,12,39		1,425,031	1,833,312
Finance expenses	5,12,40		(5,347,018)	(4,746,791)
Profit (loss) related to associates, joint ventures and subsidiaries	4,16,17
Gain on valuation of investments in associates and joint ventures			804,141	1,393,486
Gain on disposal of investments in associates and joint ventures			18,204	11,091
Reversal of impairment loss on investments in associates and joint ventures			347	—
Gain on disposal of investments in subsidiaries			2	—
Loss on valuation of investments in associates and joint ventures			(209,085)	(55,193)
Loss on disposal of investments in associates and joint ventures			—	(1,675)
Loss on impairment of investments in associates and joint ventures			(19)	(5,174)
Loss on disposal of investments in subsidiaries			(564)	(32,144)

			613,026	1,310,391

Loss before income tax			(7,553,977)	(33,843,619)
Income tax benefit	41		2,837,833	9,414,511

Loss for the year		~~W~~	(4,716,144)	(24,429,108)

(Continued)

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Consolidated Statements of Comprehensive Income (Loss), Continued

For each of the two years in the period ended December 31, 2023

In millions of won, except per share information	Note	2023		2022
Other comprehensive income (loss), net of tax	5,12,25,31,34
Items that will not be reclassified subsequently to profit or loss:
Remeasurement of defined benefit liability	25,31	~~W~~	(271,724)	663,095
Share in other comprehensive income of associates and joint ventures (loss)	31		(27,349)	12,305
Net change in fair value of equity investments at fair value through other comprehensive income (loss)	34		(31,665)	58,010
Items that are or may be reclassified subsequently to profit or loss:
Net change in the unrealized fair value of derivatives using cash flow hedge accounting	5,12,34		(3,654)	(24,415)
Foreign currency translation of foreign operations	34		(17,274)	28,387
Share in other comprehensive income of associates and joint ventures	34		122,994	509,487

Other comprehensive income (loss) for the year			(228,672)	1,246,869

Total comprehensive loss for the year		~~W~~	(4,944,816)	(23,182,239)

Profit (loss) attributable to:
Owners of the controlling company	44	~~W~~	(4,822,549)	(24,466,853)
Non-controlling interests			106,405	37,745

		~~W~~	(4,716,144)	(24,429,108)

Total comprehensive income (loss) attributable to:
Owners of the controlling company		~~W~~	(5,032,584)	(23,273,171)
Non-controlling interests			87,768	90,932

		~~W~~	(4,944,816)	(23,182,239)

Loss per share (in won)	44
Basic and diluted loss per share		~~W~~	(7,512)	(38,112)

The accompanying notes are an integral part of the consolidated financial statements.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Consolidated Statements of Changes in Equity

For each of the two years in the period ended December 31, 2023

In millions of won	Equity attributable to owners of the controlling company					Non- controlling interests
	Contributed capital		Retained earnings	Other components of equity	Subtotal		Total equity
Balance as of January 1, 2022	~~W~~	4,053,578	45,258,244	14,468,450	63,780,272	1,546,434	65,326,706
Total comprehensive income (loss) for the period
Profit (Loss) for the period		—	(24,466,853)	—	(24,466,853)	37,745	(24,429,108)
Items that will not be reclassified subsequently to profit or loss:
Remeasurement of defined benefit liability, net of tax		—	626,769	—	626,769	36,326	663,095
Share of other comprehensive income of associates and joint ventures, net of tax		—	12,305	—	12,305	—	12,305
Net change in fair value of financial assets at fair value through other comprehensive income, net of tax		—	—	58,008	58,008	2	58,010
Items that may be reclassified subsequently to profit or loss:
Net change in the unrealized fair value of derivatives using cash flow hedge accounting, net of tax		—	—	(32,437)	(32,437)	8,022	(24,415)
Foreign currency translation of foreign operations, net of tax		—	—	19,550	19,550	8,837	28,387
Share of other comprehensive income of associates and joint ventures, net of tax		—	—	509,487	509,487	—	509,487
Transactions with owners of the Group, recognized directly in equity
Dividends paid		—	—	—	—	(42,344)	(42,344)
Issuance of shares of capital by subsidiaries and others		—	835	39,641	40,476	86,316	126,792
Transactions between consolidated entities		—	—	(1,584)	(1,584)	(75,791)	(77,375)
Changes in consolidation scope		—	—	(597)	(597)	32,311	31,714
Dividends paid for hybrid bonds		—	—	—	—	(13,461)	(13,461)
Repayment of hybrid bond		—	—	—	—	(169,537)	(169,537)

Balance as of December 31, 2022	~~W~~	4,053,578	21,431,300	15,060,518	40,545,396	1,454,860	42,000,256

(Continued)

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Consolidated Statements of Changes in Equity, Continued

For each of the two years in the period ended December 31, 2023

In millions of won	Equity attributable to owners of the controlling company					Non- controlling interests
	Contributed capital		Retained earnings	Other components of equity	Subtotal		Total equity
Balance as of January 1, 2023	~~W~~	4,053,578	21,431,300	15,060,518	40,545,396	1,454,860	42,000,256
Total comprehensive income (loss) for the period
Profit (Loss) for the period		—	(4,822,549)	—	(4,822,549)	106,405	(4,716,144)
Items that will not be reclassified subsequently to profit or loss:
Remeasurement of defined benefit liability, net of tax		—	(242,987)	—	(242,987)	(28,737)	(271,724)
Share of other comprehensive (loss) of associates and joint ventures, net of tax		—	(27,349)	—	(27,349)	—	(27,349)
Net change in fair value of financial assets at fair value through other comprehensive (loss), net of tax		—	—	(31,665)	(31,665)	—	(31,665)
Items that may be reclassified subsequently to profit or loss:
Net change in the unrealized fair value of derivatives using cash flow hedge accounting, net of tax		—	—	(5,078)	(5,078)	1,424	(3,654)
Foreign currency translation of foreign operations, net of tax		—	—	(25,950)	(25,950)	8,676	(17,274)
Share of other comprehensive income of associates and joint ventures, net of tax		—	—	122,994	122,994	—	122,994
Transactions with owners of the Group, recognized directly in equity
Dividends paid		—	—	—	—	(45,322)	(45,322)
Issuance of shares of capital by subsidiaries and others		—	—	(1)	(1)	6,024	6,023
Transactions between consolidated entities		—	—	332,280	332,280	(73,795)	258,485
Changes in consolidation scope		—	—	(48)	(48)	384	336
Dividends paid for hybrid bonds		—	—	—	—	(10,212)	(10,212)
Others		—	(153)	153	—	—	—

Balance as of December 31, 2023	~~W~~	4,053,578	16,338,262	15,453,203	35,845,043	1,419,707	37,264,750

The accompanying notes are an integral part of the consolidated financial statements.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Consolidated Statements of Cash Flows

For each of the two years in the period ended December 31, 2023

In millions of won	2023		2022
Cash flows from operating activities
Loss for the year	~~W~~	(4,716,144)	(24,429,108)

Adjustments to reconcile profit (loss) for the period to net cash provided by operating activities:
Income tax expense		(2,837,833)	(9,414,511)
Depreciation		12,869,089	12,305,252
Amortization		163,174	156,160
Retirement benefit expenses		358,730	485,700
Bad debt expense		101,550	29,997
Interest expense		4,451,659	2,818,546
Loss on disposal of financial assets		1	1,841
Loss on disposal of property, plant and equipment		98,120	100,066
Loss on abandonment of property, plant and equipment		196,697	160,909
(Reversal of) Loss on impairment of property, plant and equipment		17,031	(97,425)
Loss on impairment of intangible assets		2,865	164
Loss on disposal of intangible assets		71	116
Increase in provisions		1,611,082	2,146,979
Loss on foreign currency translation, net		363,659	523,285
Gain on valuation of financial assets at fair value through profit or loss		(152,322)	(7,099)
Loss on valuation of financial assets at fair value through profit or loss		24,015	44,329
Gain on valuation and transaction of derivative instruments, net		(323,858)	(448,903)
Gain on valuation of investments in associates and joint ventures, net		(595,056)	(1,338,293)
Gain on disposal of financial assets		(13,162)	(11,199)
Gain on disposal of property, plant and equipment		(32,196)	(148,667)
Gain on disposal of intangible assets		(136)	(41)
Gain on disposal of associates and joint ventures		(18,204)	(11,091)
Loss on disposal of associates and joint ventures		—	1,675
Loss on impairment investments in associates and joint ventures		19	5,174
Reversal of impairment loss on investments in associates and joint ventures		(347)	—
Gain on disposal of subsidiaries		(2)	—
Loss on disposal of subsidiaries		564	32,144
Interest income		(429,620)	(340,753)
Dividends income		(25,941)	(28,875)
Others, net		6,910	215,943

		15,836,559	7,181,423

Changes in working capital:
Trade receivables		(1,484,134)	(1,909,649)
Non-trade receivables		625,993	80,444
Accrued income		(258,993)	(34,706)
Other receivables		56,460	80,236
Other current assets		251,842	(651,926)
Inventories		147,798	(3,000,669)
Other non-current assets		(101,576)	58,790
Trade payables		(3,154,822)	2,782,474
Non-trade payables		(960,450)	61,737
Accrued expenses		(228,464)	(191,681)
Other current liabilities		901,692	446,064
Other non-current liabilities		437,809	422,916
Investments in associates and joint ventures (dividends received)		592,812	473,700
Provisions		(1,497,699)	(1,564,243)
Payments of employee benefit obligations		(281,383)	(218,319)
Plan assets		(188,566)	(347,778)

	~~W~~	(5,141,681)	(3,512,610)

(Continued)

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Consolidated Statements of Cash Flows, Continued

For each of the two years in the period ended December 31, 2023

In millions of won	2023		2022
Cash generated from operating activities	~~W~~	5,978,734	(20,760,295)
Dividends received		25,941	28,875
Interest paid		(4,245,838)	(2,517,694)
Interest received		329,740	220,471
Income taxes paid		(566,415)	(448,857)

Net cash provided by (used in) operating activities		1,522,162	(23,477,500)

Cash flows from investing activities
Proceeds from disposals of investments in associates and joint ventures		5,806	56,171
Acquisition of investments in associates and joint ventures		(497,634)	(360,962)
Proceeds from disposals of property, plant and equipment		309,627	629,924
Acquisition of property, plant and equipment		(13,908,373)	(12,346,878)
Proceeds from disposals of intangible assets		153	279
Acquisition of intangible assets		(74,832)	(80,508)
Disposal of investment properties		—	515
Proceeds from disposals of financial assets		4,389,228	14,182,348
Acquisition of financial assets		(3,141,906)	(16,496,258)
Increase in loans		(212,994)	(401,377)
Collection of loans		124,386	102,061
Increase in deposits		(138,205)	(237,266)
Decrease in deposits		130,221	141,000
Proceeds from disposals of assets held-for-sale		28,727	24,205
Receipt of government grants		57,207	50,755
Net cash outflow from changes in consolidation scope		(25,849)	(31,350)
Other cash outflow from investing activities, net		(119,319)	(186,412)

Net cash used in investing activities		(13,073,757)	(14,953,753)

Cash flows from financing activities
Proceeds from short-term borrowings, net		1,946,992	5,852,426
Proceeds from long-term borrowings and debt securities		21,714,092	43,594,078
Repayment of long-term borrowings and debt securities		(10,968,160)	(10,252,688)
Payment of lease liabilities		(574,239)	(562,646)
Settlement of derivative instruments, net		332,263	407,627
Change in non-controlling interests		218,766	175,645
Repayment of hybrid bond		—	(169,537)
Dividends paid (for hybrid bond)		(10,212)	(13,461)
Dividends paid		(45,323)	(42,348)
Other cash outflow from financing activities, net		47,703	8,803

Net cash provided by financing activities		12,661,882	38,997,899

Net increase in cash and cash equivalents before effect of exchange rate fluctuations		1,110,287	566,646
Effect of exchange rate fluctuations on cash held		(2,180)	32,896

Net increase in cash and cash equivalents		1,108,107	599,542
Cash and cash equivalents as of January 1, 2023 and 2022		3,234,780	2,635,238

Cash and cash equivalents as of December 31, 2023 and 2022	~~W~~	4,342,887	3,234,780

The accompanying notes are an integral part of the consolidated financial statements.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2023 and 2022

1.	Reporting Entity (Description of the controlling company)

Korea Electric Power Corporation (“KEPCO”), the controlling company as defined in International Financial Reporting Standards as adopted by the Republic of Korea (“KIFRS”) 1110 Consolidated Financial Statements, was incorporated on January 1, 1982 in accordance with the Korea Electric Power Corporation Act (the “KEPCO Act”) to engage in the generation, transmission and distribution of electricity and development of electric power resources in the Republic of Korea. KEPCO’s stock was listed on the Korea Stock Exchange on August 10, 1989 and KEPCO listed its Depository Receipts (DR) on the New York Stock Exchange on October 27, 1994. KEPCO’s head office is located in Naju, Jeollanam-do.

As of December 31, 2023, KEPCO’s share capital amounts to ~~W~~3,209,820 million and KEPCO’s shareholders are as follows:

	Number of shares	Percentage of ownership
The Government of the Republic of Korea	116,841,794	18.20%
Korea Development Bank	211,235,264	32.90%
Other (*)	313,887,019	48.90%

	641,964,077	100.00%

(*)	The number of shares held by foreign shareholders is 86,927,104 shares (13.54%) as of December 31, 2023.

In accordance with the Restructuring Plan enacted on January 21, 1999 by the Ministry of Trade, Industry and Energy, KEPCO spun off its power generation divisions on April 2, 2001, resulting in the establishment of six power generation subsidiaries.

2.	Basis of Preparation

The consolidated financial statements of Korea Electric Power Corporation and its subsidiaries (collectively referred to as the “Group”) were authorized for issuance by the Board of Directors on February 23, 2024, which will be submitted for final approval at the shareholders’ meeting held on March 26, 2024.

(1)	Statement of compliance

These consolidated financial statements have been prepared in accordance with KIFRS, as prescribed in the Act on External Audit of Stock companies in the Republic of Korea. The accompanying consolidated financial statements have been translated into English from Korean financial statements. In the event of any differences in interpreting the financial statements or the independent auditor’s report thereon, the Korean version, which is used for regulatory reporting purposes, shall prevail.

(2)	Basis of measurement

These consolidated financial statements have been prepared on the historical cost basis, except for the following material items in the consolidated statements of financial position:

•	financial assets at fair value through profit or loss;

•	financial assets at fair value through other comprehensive income or loss;

•	derivative financial instruments are measured at fair value; or

•	liabilities for defined benefit plans are recognized at the net of the total present value of defined benefit obligations less the fair value of plan assets

(3)	Functional and presentation currency

These consolidated financial statements are presented in Korean won (presented as “won” or “KRW”), which is also the functional currency of KEPCO and most of the significant operating subsidiaries.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2023 and 2022

2.	Basis of Preparation, Continued

(4)	Use of estimates and judgments

The preparation of the consolidated financial statements in conformity with KIFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates.

Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.

Meanwhile, the Group considers climate-related risks resulting from climate change and the establishment of a global greenhouse gas reduction implementation system in its estimates and assumptions. Climate-related risks increase the uncertainty of the estimates and assumptions considered in various items of the financial statements, and the Group carefully monitors climate-related changes and developments, such as new climate-related legislation, even if it does not have a material impact on current measurements.

The followings are the key assumptions and other key sources of estimation uncertainty at the end of the reporting period, that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year.

(i)	Useful lives of property, plant and equipment, Intangible assets other than goodwill and estimations on provision for decommissioning costs

The Group reviews the estimated useful lives of property, plant and equipment at the end of each annual reporting period. Management’s assumptions could affect the determination of estimated economic useful lives.

The Group records the fair value of estimated decommissioning costs as a liability in the period in which the Group incurs a legal obligation associated with the retirement of long-lived assets that result from acquisition, construction, development and/or normal use of the assets. The Group is required to record a liability for the dismantling (demolition) of nuclear power plants and disposal of spent fuel and low and intermediate radioactive wastes. The measurement of such liability is subject to change based on change in estimated cash flow, inflation rate, discount rate, and expected timing of decommissioning.

(ii)	Deferred tax

The Group recognizes deferred tax assets and liabilities based on the differences between the financial statement carrying amounts and the tax bases of assets and liabilities of each consolidated taxpaying entity. However, the amount of deferred tax assets may be different if the Group determines the estimated future taxable income is not sufficient to realize the deferred tax assets recognized.

(iii)	Valuations of financial instruments at fair values

The Group’s accounting policies and disclosures require the measurement of fair values, for both financial and non-financial assets and liabilities. The Group has established control framework with respect to the measurement of fair values. The valuation team regularly reviews significant unobservable inputs and valuation adjustments.

If third party information, such as broker quotes or pricing services, is used to measure fair values, then the valuation team assesses the evidence obtained from the third parties to support the conclusion that such valuations meet the requirements of KIFRS including the level in the fair value hierarchy in which such valuation techniques should be classified.

When measuring the fair value of an asset or a liability, the Group uses market observable data as far as possible. Fair values are categorized into different levels in a fair value hierarchy based on the inputs used in the valuation techniques as follows.

If the inputs used to measure the fair value of an asset or a liability might be categorized in different levels of the fair value hierarchy, then the fair value measurement is categorized in its entirety in the same level of the fair value hierarchy as the lowest level input that is significant to the entire measurement. The Group recognizes transfers between levels of the fair value hierarchy at the end of the reporting period during which the change has occurred.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2023 and 2022

2.	Basis of Preparation, Continued

(4)	Use of estimates and judgments, continued

(iv)	Defined employee benefit liabilities

The Group offers its employees defined benefit plans. The cost of providing benefits is determined using the Projected Unit Credit Method, with actuarial valuations being carried out at the end of each reporting period. For actuarial valuations, certain inputs such as discount rates and future salary increases are estimated. Defined benefit plans contain significant uncertainties in estimations due to its long-term nature (refer to Note 25).

(v)	Unbilled revenue

Electricity delivered but neither metered nor billed is estimated at the reporting date based on the volume of electricity delivered which can vary significantly as a result of customer usage patterns, customer mix, meter reading schedules, weather, and etc. Unbilled revenue recognized as of December 31, 2023 and 2022 are ~~W~~2,504,479 million and ~~W~~2,348,813 million, respectively.

(vi)	Construction contracts

The Group recognizes revenue over time using the cost-based input method which represents a faithful depiction of the Group’s progress towards complete satisfaction of providing the power plant construction, which has been identified as a single performance obligation. In applying the cost-based input method, it is necessary to use estimates and assumptions related to the Group’s efforts or inputs expected to be incurred. Costs incurred towards contract completion include costs associated with direct materials, labor, and other indirect costs related to contract performance. Judgment is required in estimating the costs expected to incur in completing the construction projects which involves estimating future materials, labor, contingencies and other related costs. Revenue is estimated based on the contractual amount; however, it can also be affected by uncertainties resulting from unexpected future events.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2023 and 2022

2.	Basis of Preparation, Continued

(5)	Changes in accounting policies

Changes in accounting standards effective from January 1, 2023 are as follows. The Group believes that these amendments have no significant impact on the Group’s consolidated financial statements. The Group has not early adopted any other standards, interpretations or amendments that has been issued but is not yet effective.

Amendments to KIFRS 1117 – ‘Insurance Contracts’

The amendments provide a comprehensive new accounting standard for insurance contracts covering recognition and measurement, presentation and disclosure. KIFRS 1117 replaces KIFRS 1104 ‘Insurance Contracts’. KIFRS 1117 applies to all types of insurance contracts (i.e., life, non-life, direct insurance and re-insurance), regardless of the type of entities that issue them as well as to certain guarantees and financial instruments with discretionary participation features; a few scope exceptions will apply. The overall objective of KIFRS 1117 is to provide a comprehensive accounting model for insurance contracts that is more useful and consistent for insurers. In contrast to the requirements in KIFRS 1104, which are largely based on grandfathering previous local accounting policies, KIFRS 1117 provides a comprehensive model for insurance contracts, covering all relevant accounting aspects. KIFRS 1117 is based on a general model, supplemented by:

•	a specific adaptation for contracts with direct participation features (the variable fee approach); and

•	a simplified approach (the premium allocation approach) mainly for short-duration contracts.

Amendments to KIFRS 1008 – ‘Definition of Accounting Estimates’

The amendments to KIFRS 1008 clarify the distinction between changes in accounting estimates, and changes in accounting policies and the correction of errors. They also clarify how entities use measurement techniques and inputs to develop accounting estimates.

Amendments to KIFRS 1001 – ‘Disclosure of Accounting Policies’

The amendments to KIFRS 1001 provide guidance and examples to help entities apply materiality judgements to accounting policy disclosures. The amendments aim to help entities provide accounting policy disclosures that are more useful by replacing the requirement for entities to disclose their ‘significant’ accounting policies with a requirement to disclose their ‘material’ accounting policies and adding guidance on how entities apply the concept of materiality in making decisions about accounting policy disclosures.

Amendments to KIFRS 1012 – ‘Deferred Tax related to Assets and Liabilities arising from a Single Transaction’

The amendments KIFRS 1012 ‘Income Taxes’ narrow the scope of the initial recognition exception, so that it no longer applies to transactions that give rise to equal taxable and deductible temporary differences such as leases and decommissioning liabilities.

Amendments to KIFRS 1012 – ‘International Tax Reform : Pillar Two Model Rules’

The amendments to KIFRS 1012 have been introduced in response to the OECD’s BEPS Pillar Two Model Rules and include:

•	a mandatory temporary exception to the recognition and disclosure of deferred taxes arising from the jurisdictional implementation of the Pillar Two Model Rules; and

•

disclosure requirements for affected entities to help users of the financial statements better understand an entity’s exposure to Pillar Two income taxes arising from that legislation, particularly before its effective date.

The mandatory temporary exception – the use of which is required to be disclosed – applies immediately. The remaining disclosure requirements apply for annual reporting periods beginning on or after January 1, 2023, but not for any interim periods ending on or before December 31, 2023.

The Group has applied the mandatory exception to recognizing and disclosing information about deferred tax assets and liabilities arising from Pillar Two income taxes.

Since the Pillar Two Model Rules legislation shall be effective from January 1, 2024, the Group has not recognized any Pillar Two income taxes for the year ended December 31, 2023.

The impact of Pillar Two Model Rules is described in Note 41. (8).

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2023 and 2022

3.	Material Accounting Policies

The accounting policies applied by the Group in these consolidated financial statements are the same as those applied by the Group in its consolidated financial statements as of and for the year ended December 31, 2022, except for the changes described in Note 2.(5).

(1)	Basis of consolidation

The consolidated financial statements are the financial statements of the Group in which the assets, liabilities, equity, income, expenses and cash flows of the parent and its subsidiaries are presented as those of a single economic entity. Subsidiaries are controlled by the Group. The Group controls an entity when it is exposed to, or has rights to, variable returns from its involvement with the entity and has the ability to affect those returns through its power over the entity.

Income and expense of a subsidiary acquired or disposed of during the current year are included in the consolidated statement of comprehensive income from the effective date of acquisition and up to the effective date of disposal, as appropriate. Total comprehensive income of subsidiaries is attributed to the owners of the Group and to the non-controlling interests even if this results in the non-controlling interests having a deficit balance.

When necessary, adjustments are made to the financial statements of subsidiaries to bring their accounting policies into line with those of the Group.

Transactions within the Group are eliminated during the consolidation.

Changes in the Group’s ownership interests in a subsidiary that do not result in the Group losing control over the subsidiary are accounted for as equity transactions. The carrying amounts of the Group’s interests and the non-controlling interests are adjusted to reflect the changes in their relative interests in the subsidiary. Any difference between the amount by which the non-controlling interests are adjusted and the fair value of the consideration paid or received is recognized directly in equity and attributed to owners of the Group.

When the Group loses control of a subsidiary, the income or loss on disposal is calculated as the difference between (i) the aggregate of the fair value of the consideration received and the fair value of any retained interest and (ii) the previous carrying amount of the assets (including goodwill), and liabilities of the subsidiary and any non-controlling interests. When assets of the subsidiary are carried at revalued amounts or fair values and the related cumulative gain or loss has been recognized in other comprehensive income and accumulated in equity, the amounts previously recognized in other comprehensive income and accumulated in equity are accounted for as if the Group had directly disposed of the relevant assets (i.e. reclassified to income or loss or transferred directly to retained earnings). The fair value of any investment retained in the former subsidiary at the date when control is lost is recognized as the fair value on initial recognition for subsequent accounting under KIFRS 1109 ‘Financial Instruments’ or, when applicable, the cost on initial recognition of an investment in an associate or a jointly controlled entity.

(2)	Business combinations

A business combination is accounted for by applying the acquisition method, unless it is a combination involving entities or businesses under common control.

The consideration transferred in a business combination is measured at fair value, which is calculated as the sum of the acquisition-date fair values of the assets transferred by the Group, liabilities incurred by the Group to the former owners of the acquiree and the equity interests issued by the Group in exchange for control of the acquiree. Acquisition-related costs are generally recognized in income or loss as incurred.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2023 and 2022

3.	Material Accounting Policies, Continued

(2)	Business combinations, continued

At the acquisition date, the identifiable assets acquired and the liabilities assumed are recognized at their fair value at the acquisition date, except that:

•

deferred tax assets or liabilities and liabilities or assets related to employee benefit arrangements are recognized and measured in accordance with KIFRS 1012 ‘Income Taxes’ and KIFRS 1019 ‘Employee Benefits’, respectively;

•	assets (or disposal groups) that are classified as held for sale in accordance with KIFRS 1105 ‘Non-current Assets Held for Sale’ are measured in accordance with that standard.

Goodwill is measured as the excess of the sum of the consideration transferred, the amount of any non-controlling interests in the acquiree, and the fair value of the acquirer’s previously held equity interest in the acquiree (if any) over the net of the acquisition-date amounts of the identifiable assets acquired and the liabilities assumed. If, after reassessment, net of the acquisition-date amounts of the identifiable assets acquired and liabilities assumed exceeds the sum of the consideration transferred, the amount of any non-controlling interests in the acquiree and the fair value of the acquirer’s previously held interest in the acquiree (if any), the excess is recognized immediately in income or loss as a bargain purchase gain.

Non-controlling interest that is present on acquisition day and entitles the holder to a proportionate share of the entity’s net assets in an event of liquidation, may be initially measured either at fair value or at the non-controlling interest’s proportionate share of the recognized amounts of the acquiree’s identifiable net assets. The choice of measurement can be elected on a transaction-by-transaction basis. Other types of non-controlling interests are measured at fair value or, when applicable, on the basis specified in other KIFRSs.

When the consideration transferred by the Group in a business combination includes assets or liabilities resulting from a contingent consideration arrangement, the contingent consideration is measured at its acquisition-date fair value and included as part of the consideration transferred in a business combination. Changes in the fair value of the contingent consideration that qualify as measurement period adjustments are adjusted retrospectively, with corresponding adjustments against goodwill. Measurement period adjustments are adjustments that arise from additional information obtained during the ‘measurement period’ (which cannot exceed one year from the acquisition date) about facts and circumstances that existed at the acquisition date.

The subsequent accounting for changes in the fair value of the contingent consideration that do not qualify as measurement period adjustments depends on how the contingent consideration is classified. Contingent consideration that is classified as equity is not re-measured at subsequent reporting dates and its subsequent settlement is accounted for within equity. Contingent consideration that is classified as an asset or a liability is re-measured at subsequent reporting dates in accordance with KIFRS 1109 ‘Financial Instruments’, or with KIFRS 1037 ‘Provisions, Contingent Liabilities and Contingent Assets’, as appropriate, with the corresponding gain or loss being recognized in income or loss.

When a business combination is achieved in stages, the Group’s previously held equity interest in the acquiree is re-measured to fair value at the acquisition date (i.e. the date when the Group obtains control) and the resulting gain or loss, if any, is recognized in income or loss. Amounts arising from interests in the acquiree prior to the acquisition date that have previously been recognized in other comprehensive income are reclassified to income or loss where such treatment would be appropriate if that interest were disposed of.

If the initial accounting for a business combination is incomplete by the end of the reporting period in which the combination occurs, the Group reports provisional amounts for the items for which the accounting is incomplete. Those provisional amounts are adjusted during the measurement period (see above), or additional assets or liabilities are recognized, to reflect new information obtained about facts and circumstances that existed at the acquisition date that, if known, would have affected the amounts recognized at that date.

The assets and liabilities acquired under business combinations under common control are recognized at the carrying amounts recognized previously in the consolidated financial statements of the ultimate parent. The difference between consideration transferred and carrying amounts of net assets acquired is recognized as part of share premium.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2023 and 2022

3.	Material Accounting Policies, Continued

(3)	Investments in associates

An associate is an entity over which the Group has significant influence and that is neither a subsidiary nor an interest in a joint venture. Significant influence is the power to participate in the financial and operating policy decisions of the investee but does not control or joint control over those policies. If the Group holds 20% ~ 50% of the voting power of the investee, it is presumed that the Group has significant influence.

The results and assets and liabilities of associates are incorporated in these consolidated financial statements using the equity method of accounting. If the investment is classified as held for sale, in which case it is accounted for in accordance with KIFRS 1105 ‘Non-current Assets Held for Sale’, any retained portion of an investment in associates that has not been classified as held for sale shall be accounted for using the equity method until disposal of the portion that is classified as held for sale takes place. After the disposal takes place, the Group shall account for any retained interest in associates in accordance with KIFRS 1109 ‘Financial Instruments’ unless the retained interest continues to be an associate, in which case the entity uses the equity method.

Under the equity method, an investment in an associate is initially recognized in the consolidated statement of financial position at cost and adjusted thereafter to recognize the Group’s share of the income or loss and other comprehensive income of the associate. When the Group’s share of losses of an associate exceeds the Group’s interest in that associate (which includes any long-term interests that, in substance, form part of the Group’s net investment in the associate), the Group discontinues recognizing its share of further losses. Additional losses are recognized only to the extent that the Group has incurred legal or constructive obligations or made payments on behalf of the associate.

Any excess of the cost of acquisition over the Group’s share of the net fair value of the identifiable assets, liabilities and contingent liabilities of an associate recognized at the date of acquisition is recognized as goodwill, which is included within the carrying amount of the investment. Any excess of the Group’s share of the net fair value of the identifiable assets, liabilities and contingent liabilities over the cost of acquisition, after reassessment, is recognized immediately in income or loss.

Upon disposal of an associate that results in the Group losing significant influence over that associate, any retained investment is measured at fair value at that date and the fair value is regarded as its fair value on initial recognition as a financial asset in accordance with KIFRS 1109. The difference between the previous carrying amount of the associate attributable to the retained interest and its fair value is included in the determination of the gain or loss on disposal of the associate.

In addition, the Group accounts for all amounts previously recognized in other comprehensive income in relation to that associate on the same basis as would be required if that associate had directly disposed of the related assets or liabilities. Therefore, if a gain or loss previously recognized in other comprehensive income by that associate would be reclassified to income or loss on the disposal of the related assets or liabilities, the Group reclassifies the gain or loss from equity to income or loss (as a reclassification adjustment) when it loses significant influence over that associate.

The requirements of KIFRS 1028 ’Investments in Associates and Joint Ventures’ are applied to determine whether it is necessary to recognize any impairment loss with respect to the Group’s investment in an associate. When necessary, the entire carrying amount of the investment (including goodwill) is tested for impairment in accordance with KIFRS 1036 ‘Impairment of Assets’ as a single asset by comparing its recoverable amount (higher of value in use and fair value less costs to sell) with its carrying amount, any impairment loss recognized forms part of the carrying amount of the investment. Any reversal of that impairment loss is recognized in accordance with KIFRS 1036 to the extent that the recoverable amount of the investment subsequently increases.

When the Group transacts with its associate, incomes and losses resulting from the transactions with the associate are recognized in the Group’s consolidated financial statements only to the extent of interests in the associate that are not related to the Group.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2023 and 2022

3.	Material Accounting Policies, Continued

(4)	Joint arrangements

A joint arrangement is an arrangement of which two or more parties have joint control. Joint control is the contractually agreed sharing of control of an arrangement, which exists only when decisions about the relevant activities require the unanimous consent of the parties sharing control. Joint arrangements are classified into two types—joint operations and joint ventures. A joint operation is a joint arrangement whereby the parties that have joint control of the arrangement (i.e. joint operators) have rights to the assets, and obligations for the liabilities, relating to the arrangement. A joint venture is a joint arrangement whereby the parties that have joint control of the arrangement (i.e. joint ventures) have rights to the net assets of the arrangement.

The classification of a joint arrangement as a joint operation or a joint venture depends upon the rights and obligations of the parties to the arrangement. The Group determines the type of joint arrangement in which it is involved by considering the structure and form of the arrangement, the terms agreed by the parties in the contractual arrangement and other facts and circumstances.

If the Group is a joint operator, the Group is to recognize and measure the assets and liabilities (and recognize the related revenues and expenses) in relation to its interest in the arrangement in accordance with relevant KIFRSs applicable to the particular assets, liabilities, revenues and expenses. If the joint arrangement is a joint venture, the Group is to account for that investment using the equity method accounting in accordance with KIFRS 1028 ‘Investment in Associates and Joint Ventures’ (refer to note 3.(3)), except when the Group is applicable to the KIFRS 1105 ‘Non-current Assets Held for Sale’.

(5)	Non-current assets held-for-sale

Non-current assets and disposal groups are classified as held-for-sale if their carrying amount will be recovered principally through a sale transaction rather than through continuing use. This condition is regarded as met only when the sale is highly probable and the non-current asset (or disposal group) is available for immediate sale in its present condition. Management must be committed to the sale, which should be expected to qualify for recognition as a completed sale within one year from the date of classification.

When the Group is committed to a sale plan involving loss of control of a subsidiary, all of the assets and liabilities of that subsidiary are classified as held for sale when the criteria described above are met, regardless of whether the Group will retain a non-controlling interest in its former subsidiary after the sale.

Non-current assets (and disposal groups) classified as held for sale are measured at the lower of their previous carrying amount and fair value less costs to sell.

(6)	Goodwill

The Group measures goodwill which acquired in a business combination at the amount recognized at the date on which it obtains control of the acquiree (acquisition date) less any accumulated impairment losses. Goodwill acquired in a business combination is allocated to each cash-generating unit (CGU) that is expected to benefit from the synergies arising from the business acquired.

The Group assesses at the end of each reporting period and whenever there is an indication that the asset may be impaired. An impairment loss is recognized if the carrying amount of an asset or a CGU exceeds its recoverable amount. Impairment losses are recognized in profit or loss.

Any impairment identified at the CGU level will first reduce the carrying value of goodwill and then be used to reduce the carrying amount of the other assets in the CGU on a pro rata basis. Except for impairment losses in respect of goodwill which are never reversed, an impairment loss is reversed if there has been a change in the estimates used to determine the recoverable amount. An impairment loss is reversed only to the extent that the asset’s carrying amount does not exceed the carrying amount that would have been determined, net of depreciation or amortization, if no impairment loss had been recognized.

On disposal of the relevant CGU, the amount of goodwill is included in the determination of the gain or loss on disposal.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2023 and 2022

3.	Material Accounting Policies, Continued

(7)	Revenue from Contracts with Customers

The Group recognizes revenue by applying the five-step approach (Step 1: Identify the contract(s) with a customer, Step 2: Identify the performance obligations in the contract, Step 3: Determine the transaction price, Step 4: Allocate the transaction price to the performance obligations in the contract, Step 5: Recognize revenue when the entity satisfied a performance obligation). The Group recognizes revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services, excluding amounts collected on behalf of third parties. Also, the Group recognizes revenue when the Group satisfies a performance obligation by transferring a promised good or service to a customer.

(i)	Identify the performance obligations in the contract

The Group is engaged in the generation, transmission and distribution of electricity and development of electric power resources, and electricity sales revenue accounts for 94.03% of consolidated revenue for the year ended December 31, 2023.

Under KIFRS 1115, supplying electricity is a series of distinct goods or services identified as a single performance obligation. The Group is also engaged in contracts with customers for transmission and distribution, provision of power generation byproducts, EPC business, O&M, etc. that are identified as separate performance obligations for each contract.

(ii)	Variable consideration

The Group may be subject to a variation of consideration paid by the customer due to the progressive electricity billing system, discounts on electricity bills for policy purposes, penalties and delinquent payment, etc. The Group estimates an amount of variable consideration by using the expected value method that the Group expects to better predict the amount of consideration to which it will be entitled, and includes in the transaction price some or all of an amount of variable consideration only to the extent that it is highly probable that a significant reversal in the amount of cumulative revenue recognized will not occur when the uncertainty associated with the variable consideration is subsequently resolved.

(iii)	Performance obligations satisfied over time

The Group satisfies its performance obligations for contracts such as EPC business, O&M, etc. over time. The Group recognizes revenue based on the percentage-of-completion on a reasonable basis.

The Group recognizes revenue over time if one of the following criteria is met:

(a)	the customer simultaneously receives and consumes the benefits provided by the Group’s performance as the entity performs;

(b)	the Group’s performance creates or enhances an asset that the customer controls as the asset is created or enhanced; or

(c)	the Group’s performance does not create an asset with an alternative use to the entity and the entity has an enforceable right to payment for performance completed to date.

(iv)	Adoption of cost pass-through tariff system

The Group amended the basic supply terms and conditions with the approval of the Ministry of Trade, Industry and Energy (MOTIE) on December 17, 2020. The cost pass-through tariff system has been applied to the electricity rate after January 1, 2021 in accordance with the amendment. The Group expects the adoption of the new system would not affect the existing accounting policies including ‘revenue from contracts with customers’.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2023 and 2022

3.	Material Accounting Policies, Continued

(8)	Leases

The lessee and the lessor account for each lease component separately from non-lease component, in the lease contracts or contracts that contain lease. However, the Group applied a practical expedient to each type of underlying asset in accounting as a lessee, and instead of separating the non-lease component from the lease component, it applied a method of accounting for each lease component and the related non-lease component as a single lease contract. The lessor’s accounting has not changed significantly. Therefore, a lease that transfers most of the risks and rewards of ownership of the underlying asset is classified as a finance lease, and a lease that does not transfer most of the risks and rewards of ownership of the underlying asset is classified as an operating lease.

(i)	The Group as a lessor

In the case of finance leases, the Group recognizes the same amount of the net investment in the lease as finance lease receivables, and recognizes interest income using the effective interest method. Income from operating leases is recognized using the straight-line basis over the lease term, and lease opening direct costs incurred during the negotiation and contract phase of the operating lease contract are added to the carrying amount of the lease asset and recognized as expenses over the lease term on a straight-line basis.

(ii)	The Group as a lessee

(a) Right-of-use assets

The Group recognizes right-of-use assets at the commencement date of the lease. Right-of-use assets are measured at cost, less any accumulated depreciation and impairment losses, and adjusted for any re-measurement of lease liabilities. The cost of right-of-use assets includes the amount of lease liabilities recognized, initial direct costs incurred, and lease payments made at or before the commencement date less any lease incentives received. Unless the Group is reasonably certain to obtain ownership of the leased asset at the end of the lease term, the recognized right-of-use assets are depreciated on a straight-line basis over the shorter of its estimated useful life and the lease term. Right-of-use assets are subject to impairment.

(b) Lease liabilities

At the commencement date of the lease, the Group recognizes lease liabilities measured at the present value of lease payments to be made over the lease term. The lease payments include fixed payments (including in-substance fixed payments) less any lease incentives receivable, variable lease payments that depend on an index or a rate, and amounts expected to be paid under residual value guarantees. The lease payments also include the exercise price of a purchase option reasonably certain to be exercised by the Group and payments of penalties for terminating a lease, if the lease term reflects the Group exercising the option to terminate. The variable lease payments that do not depend on an index or a rate are recognized as expenses in the period on which the event or condition that triggers the payment occurs.

In calculating the present value of lease payments, the Group uses its incremental borrowing rate at the lease commencement date if the interest rate implicit in the lease is not readily determinable. After the commencement date, the amount of lease liabilities is increased to reflect the accretion of interest and reduced for the lease payments made. In addition, the carrying amount of lease liabilities is remeasured if there is a modification, a change in the lease term, a change in the in-substance fixed lease payments or a change in the assessment of an option to purchase the underlying asset.

(c) Short-term leases and leases of low-value assets

The Group applies the short-term leases recognition exemption to its short-term leases of machinery and equipment (i.e., those leases that have a lease term of 12 months or less from the commencement date and do not contain a purchase option). It also applies the leases of low-value assets recognition exemption to leases of office equipment that are considered to be low value. Lease payments on short-term leases and leases of low-value assets are recognized as expense on a straight-line basis over the lease term.

Book value and changes in book value of right-of-use assets and lease liabilities during the period are described in Note 24.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2023 and 2022

3.	Material Accounting Policies, Continued

(9)	Foreign currencies

Transactions in foreign currencies are translated to the respective functional currencies of the Group entities at exchange rates at the dates of the transactions. Monetary items in foreign currencies are retranslated to the functional currency using the reporting date’s exchange rate. Non-monetary items that are measured at fair value in foreign currencies are retranslated to the functional currency at the exchange rate at the date that the fair value was determined, while non-monetary items that are measured in terms of historical cost in foreign currencies shall not be retranslated.

Exchange differences are recognized in profit or loss in the period in which they arise except for:

•

Exchange differences on foreign currency borrowings relating to assets under construction for future productive use, which are included in the cost of those assets when they are regarded as an adjustment to interest costs on those foreign currency borrowings;

•	Exchange differences on transactions entered into in order to hedge certain foreign currency risks (refer to Note 3.(23) Derivative financial instruments, including hedge accounting); and

•

Exchange differences on monetary items receivable from or payable to a foreign operation for which settlement is neither planned nor likely to occur (therefore forming part of the net investment in the foreign operation), which are recognized initially in other comprehensive income and reclassified from equity to income or loss on disposal or partial disposal of the net investment.

For the purpose of presenting financial statements, the assets and liabilities of the Group’s foreign operations are expressed in Korean won using exchange rates prevailing at the end of the reporting period. Income and expense items are translated at the average exchange rates for the period, unless exchange rates fluctuated significantly during that period, in which case the exchange rates at the dates of the transactions are used. Exchange differences arising, if any, are recognized in other comprehensive income and accumulated in equity (if applicable, in non-controlling interest).

On the disposal of a foreign operation, the cumulative amount of the exchange differences relating to that foreign operation that have been attributed to the controlling interests shall be reclassified from equity to profit or loss (as a reclassification adjustment). The cumulative amount of the exchange differences relating to that foreign operation that have been attributed to the non-controlling interests shall be derecognized, but shall not be reclassified to profit or loss.

On the partial disposal of a subsidiary that includes a foreign operation, the entity shall re-attribute the proportionate share of the cumulative amount of the exchange differences recognized in other comprehensive income to the non-controlling interests in that foreign operation. In any other partial disposal of a foreign operation the entity shall reclassify to profit or loss only the proportionate share of the cumulative amount of the exchange differences recognized in other comprehensive income.

Any goodwill arising on the acquisition of a foreign operation and any fair value adjustments to the carrying amounts of assets and liabilities arising on the acquisition of that foreign operation shall be treated as assets and liabilities of the foreign operation. Thus they shall be expressed in the functional currency of the foreign operation and shall be translated at the closing rate. And such exchange differences shall be recognized in equity.

(10)	Borrowing costs

The Group capitalizes borrowing costs directly attributable to the acquisition, construction or production of a qualifying asset as part of the cost of that asset. Other borrowing costs are recognized in expense as incurred. A qualifying asset is an asset that requires a substantial period of time to get ready for its intended use or sale.

Investment income earned on the temporary investment of specific borrowings pending their expenditure on qualifying assets is deducted from the borrowing costs eligible for capitalization.

All other borrowing costs are recognized in income or loss in the period in which they are incurred.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2023 and 2022

3.	Material Accounting Policies, Continued

(11)	Government grants

Government grants are not recognized unless there is reasonable assurance that the Group will comply with the grant’s conditions and that the grant will be received.

Benefit from a government loan at a below-market interest rate is treated as a government grant, measured as the difference between proceeds received and the fair value of the loan based on prevailing market interest rates.

(i)	If the Group received grants related to assets

Government grants whose primary condition is that the Group purchase, construct or otherwise acquire long-term assets are deducted in calculating the carrying amount of the asset. The grant is recognized in profit or loss over the life of a depreciable asset as a reduced depreciation expense.

(ii)	If the Group received grants related to income

Government grants which are intended to compensate the Group for expenses incurred are recognized as other income (government grants) in profit or loss over the periods in which the Group recognizes the related costs as expenses.

(12)	Retirement benefit expenses

When an employee has rendered service to the Group during a period, the Group recognizes the contribution payable to a defined contribution plan in exchange for that service as a liability (accrued expense).

For defined benefit pension plans and other post-employment benefits, the net periodic pension expense is actuarially determined by “Pension Actuarial System” developed by independent actuaries using the projected unit credit method. The present value of the defined benefit obligation is determined by discounting the estimated future cash outflows using interest rates of high-quality corporate bonds that are denominated in the currency in which the benefits will be paid and that have terms to maturity approximating the terms of the related pension liability. However, if there is not a deep market, market yields on government bonds are used.

Net defined benefit liability’s measurement is composed of actuarial gains and losses, return on plan assets excluding net interest on net defined benefit liability, and any change in the effect of the asset ceiling, excluding net interest, which are immediately recognized in other comprehensive income. The actuarial gains or losses recognized in other comprehensive income which will not be reclassified into net profit or loss for later periods are immediately recognized in retained earnings. Past service cost will be recognized as expenses upon the earlier of the date of change or reduction to the plan, or the date of recognizing termination benefits.

The retirement benefit obligation recognized in the statement of financial position represents the present value of the defined benefit obligation as adjusted for unrecognized actuarial gains and losses and unrecognized past service cost, and as reduced by the fair value of plan assets. Any asset resulting from this calculation is limited to unrecognized actuarial losses and past service cost, plus the present value of available refunds and reductions in future contributions to the plan.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2023 and 2022

3.	Material Accounting Policies, Continued

(13)	Income taxes

Income tax expense comprises current and deferred tax. Current tax and deferred tax are recognized in profit or loss except to the extent that it relates to a business combination, or items recognized directly in equity or in other comprehensive income.

(i)	Current tax

Current tax is the expected tax payable or receivable on the taxable profit or loss for the year, using tax rates enacted or substantively enacted at the end of the reporting period and any adjustment to tax payable in respect of previous years. The taxable profit is different from the accounting profit for the period since the taxable profit is calculated excluding the temporary differences, which will be taxable or deductible in determining taxable profit (tax loss) of future periods, and non-taxable or non-deductible items from the accounting profit.

Current tax assets and liabilities are offset only if, the Group:

(a)	has a legally enforceable right to set off the recognized amounts; and

(b)	intends either to settle on a net basis, or to realize the asset and settle the liability simultaneously.

(ii)	Deferred tax

Deferred tax is recognized, using the asset-liability method, in respect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. A deferred tax liability is recognized for all taxable temporary differences. A deferred tax asset is recognized for all deductible temporary differences to the extent that it is probable that taxable profit will be available against which they can be utilized. However, deferred tax is not recognized for the following temporary differences: taxable temporary differences arising on the initial recognition of goodwill, or the initial recognition of assets or liabilities in a transaction that is not a business combination and that affects neither accounting profit or loss nor taxable income.

The measurement of deferred tax liabilities and deferred tax assets reflects the tax consequences that would follow from the manner in which the Group expects, at the end of the reporting period, to recover or settle the carrying amount of its assets and liabilities. Deferred tax assets or deferred tax liabilities on investment properties measured at fair value, unless any contrary evidence exists, are measured using the assumption that the carrying amount of the property will be recovered entirely through sale.

The Group recognizes a deferred tax liability for all taxable temporary differences associated with investments in subsidiaries, associates, and interests in joint ventures, except to the extent that the Group is able to control the timing of the reversal of the temporary difference and it is probable that the temporary difference will not reverse in the foreseeable future. The Group recognizes a deferred tax asset for all deductible temporary differences arising from investments in subsidiaries and associates, to the extent that it is probable that the temporary difference will reverse in the foreseeable future and taxable profit will be available against which the temporary difference can be utilized.

The carrying amount of a deferred tax asset is reviewed at the end of each reporting period and reduces the carrying amount to the extent that it is no longer probable that sufficient taxable profit will be available to allow the benefit of part or all of that deferred tax asset to be utilized.

Deferred tax assets and liabilities are measured at the tax rates that are expected to apply to the period when the asset is realized or the liability is settled, based on tax rates (and tax laws) that have been enacted or substantively enacted by the end of the reporting period. The measurement of deferred tax liabilities and deferred tax assets reflects the tax consequences that would follow from the manner in which the Group expects, at the end of the reporting period to recover or settle the carrying amount of its assets and liabilities.

Deferred tax assets and liabilities are offset only if there is a legally enforceable right to offset the related current tax liabilities and assets, and they relate to income taxes levied by the same tax authority and they intend to settle current tax liabilities and assets on a net basis.

(iii)	Current and deferred tax for the year

Current and deferred tax are recognized in income or loss, except when they relate to items that are recognized in other comprehensive income or directly in equity, in which case, the current and deferred tax are also recognized in other comprehensive income or directly in equity respectively. Where current tax or deferred tax arises from the initial accounting for a business combination, the tax effect is included in the accounting for the business combination.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2023 and 2022

3.	Material Accounting Policies, Continued

(14)	Property, plant and equipment

Property, plant and equipment are initially measured at cost and after initial recognition, are carried at cost less accumulated depreciation and accumulated impairment losses. The cost of property, plant and equipment includes expenditures arising directly from the construction or acquisition of the asset, any costs directly attributable to bringing the asset to the location and condition necessary for it to be capable of operating in the manner intended by management and the initial estimate of the costs of dismantling and removing the item and restoring the site on which it is located.

Subsequent costs are recognized in the carrying amount of property, plant and equipment at cost or, if appropriate, as separate items if it is probable that future economic benefits associated with the item will flow to the Group and the cost of the item can be measured reliably. The carrying amount of the replaced part is derecognized. The costs of the day-to-day servicing are recognized in profit or loss as incurred.

Property, plant and equipment, except for land, are depreciated on a straight-line basis over estimated useful lives that appropriately reflect the pattern in which the asset’s future economic benefits are expected to be consumed. For loaded nuclear fuel related to long-term raw materials and spent nuclear fuels related to asset retirement costs, the Group uses the unit-of-production method to measure and recognize depreciation expenses.

The estimated useful lives of the Group’s property, plant and equipment are as follows:

Useful lives (years)
Buildings	8 ~ 40
Structures	5 ~ 50
Machinery	2 ~ 32
Vehicles	3 ~ 8
Loaded heavy water	30
Asset retirement costs	18, 30, 40, 60
Right-of-use assets	1 ~ 65
Ships	9
Others	4 ~ 15

A component that is significant compared to the total cost of property, plant and equipment is depreciated over its separate useful life.

Depreciation methods, residual values and useful lives of property, plant and equipment are reviewed at the end of each reporting period and if change is deemed appropriate, it is treated as a change in accounting estimate.

Property, plant and equipment are derecognized on disposal, or when no future economic benefits are expected from its use or disposal. Gains or losses arising from derecognition of a property, plant and equipment, measured as the difference between the net disposal proceeds and the carrying amount of the asset, are recognized in income or loss when the asset is derecognized.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2023 and 2022

3.	Material Accounting Policies, Continued

(15)	Investment property

Property held for the purpose of earning rentals or benefiting from capital appreciation is classified as investment property. Investment property is initially measured at its cost. Transaction costs are included in the initial measurement. Subsequently, investment property is carried at depreciated cost less any accumulated impairment losses.

Subsequent costs are recognized in the carrying amount of investment property at cost or, if appropriate, as separate items if it is probable that future economic benefits associated with the item will flow to the Group and the cost of the item can be measured reliably. The carrying amount of the replaced part is derecognized. The costs of the day-to-day servicing are recognized in profit or loss as incurred.

Investment property except for land, are depreciated on a straight-line basis over 8 ~ 40 years as estimated useful lives.

The estimated useful lives, residual values and depreciation method are reviewed at the end of each reporting period, with the effect of any changes in estimate accounted for on a prospective basis.

An investment property is derecognized upon disposal or when the investment property is permanently withdrawn from use and no future economic benefits are expected from the disposal. Any gain or loss arising on derecognition of the property (calculated as the difference between the net disposal proceeds and the carrying amount of the asset) is included in income or loss in the period in which the property is derecognized.

(16)	Intangible assets

(i)	Intangible assets acquired separately

Intangible assets with finite useful lives that are acquired separately are carried at cost less accumulated amortization and accumulated impairment losses. Amortization is recognized on a straight-line basis over their estimated useful lives. The estimated useful life and amortization method are reviewed at the end of each reporting period, with the effect of any changes in estimate being accounted for on a prospective basis. Intangible assets with indefinite useful lives that are acquired separately are carried at cost less accumulated impairment losses.

(ii)	Research and development

Expenditure on research activities is recognized as an expense in the period in which it is incurred. An internally-generated intangible asset arising from development (or from the development phase of an internal project) is recognized if, and only if, all of the following have been demonstrated:

•	the technical feasibility of completing the intangible asset so that it will be available for use or sale;

•	the intention to complete the intangible asset and use or sell it;

•	the ability to use or sell the intangible asset;

•	how the intangible asset will generate probable future economic benefits;

•	the availability of adequate technical, financial and other resources to complete the development and to use or sell the intangible asset; and

•	the ability to measure reliably the expenditure attributable to the intangible asset during its development.

The amount initially recognized for internally-generated intangible assets is the sum of the expenditure incurred from the date when the intangible asset first meets the recognition criteria listed above. When the development expenditure does not meet the criteria listed above, an internally-generated intangible asset cannot be recognized and the expenditure is recognized in income or loss in the period in which it is incurred.

Internally-generated intangible assets are reported at cost less accumulated amortization and accumulated impairment losses.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2023 and 2022

3.	Material Accounting Policies, Continued

(16)	Intangible assets, continued

The estimated useful lives and amortization methods of the Group’s intangible assets are as follows:

	Useful lives (years)	Amortization methods
Usage rights for donated assets	10 ~ 30	Straight line
Software	4, 5	Straight line
Industrial rights	5 ~ 10	Straight line
Development expenses	5	Straight line
Leasehold rights	8 ~ 10	Straight line
Others	3 ~ 50 or indefinite	Straight line
Mining right	-	Unit of production

(iii)	Intangible assets acquired in a business combination

Intangible assets that are acquired in a business combination are recognized separately from goodwill are initially recognized at their fair value at the acquisition date.

Subsequent to initial recognition, intangible assets acquired in a business combination are reported at cost less accumulated amortization and accumulated impairment losses, on the same basis as intangible assets that are acquired separately.

(iv)	Derecognition of intangible assets

An intangible asset is derecognized on disposal, or when no future economic benefits are expected from its use or disposal. Gains or losses arising from derecognition of an intangible asset are measured as the difference between the net disposal proceeds and the carrying amount of the asset and are recognized in income or loss when the asset is derecognized.

(17)	Greenhouse gas emissions rights (allowances) and obligations

In connection with Enforcement of Allocation and Trading of Greenhouse Gas Emissions Allowances, the Group applies the following accounting policies for greenhouse gas emissions rights and obligations.

(i)	Greenhouse gas emissions rights

Greenhouse gas emissions rights consist of the allowances received free of charge from the government and the ones purchased. The cost of the greenhouse gas emissions rights includes expenditures arising directly from the acquisition and any other costs incurred during normal course of the acquisition.

Greenhouse gas emissions rights are held by the Group to fulfill the legal obligation and recorded as intangible assets. To the extent that the portion to be submitted to the government within one year from the end of reporting period, the greenhouse gas emissions rights are classified as current assets. Greenhouse gas emissions rights recorded as intangible assets are initially measured at cost and substantially remeasured at cost less accumulated impairment losses.

Greenhouse gas emissions rights are derecognized on submission to the government or when no future economic benefits are expected from its use or disposal.

(ii)	Greenhouse gas emissions obligations

Greenhouse gas emissions obligations are the Group’s present legal obligation to submit the greenhouse gas emissions allowances to the government and recognized when an outflow of resources is probable and a reliable estimate can be made of the amount of the obligation. Greenhouse gas emissions obligations are measured as the sum of the carrying amount of the allocated rights that will be submitted to the government and the best estimate of expenditure required to settle the obligation at the end of the reporting period for any excess emission.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2023 and 2022

3.	Material Accounting Policies, Continued

(18)	Impairment of non-financial assets other than goodwill

At the end of each reporting period, the Group reviews the carrying amounts of its tangible and intangible assets with definite useful lives to determine whether there is any indication that those assets may have been impaired. If any such indication exists, the recoverable amount of the asset is estimated in order to determine the extent of the impairment loss (if any). Where it is not possible to estimate the recoverable amount of an individual asset, the Group estimates the recoverable amount of the cash-generating unit to which the asset belongs. Where a reasonable and consistent basis of allocation can be identified, corporate assets are also allocated to individual cash-generating units, or otherwise they are allocated to the smallest group of cash-generating units for which a reasonable and consistent allocation basis can be identified.

Intangible assets with indefinite useful lives and intangible assets not yet available for use are tested for impairment at least annually, and whenever there is an indication that the asset may be impaired.

Recoverable amount is the higher of fair value less costs to sell and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset for which the estimates of future cash flows have not been adjusted.

If the recoverable amount of an asset (or a CGU) is estimated to be less than its carrying amount, the carrying amount of the asset (or CGU) is reduced to its recoverable amount. An impairment loss is recognized immediately in profit or loss, unless the relevant asset is carried at a revalued amount, in which case the impairment loss is treated as a revaluation decrease.

When an impairment loss subsequently reverses, the carrying amount of the asset (or a CGU) is increased to the revised estimate of its recoverable amount, to the extent the increased carrying amount does not exceed the carrying amount that would have been determined had no impairment loss been recognized for the asset (or CGU) in prior years. A reversal of an impairment loss is recognized immediately in profit or loss, unless the relevant asset is carried at a revalued amount, in which case the reversal of the impairment loss is treated as a revaluation increase.

(19)	Inventories

Inventories are measured at the lower of cost and net realizable value. Cost of inventories for inventories in transit are measured by using specific identification method. Cost of inventories, except for those in transit, are measured under the weighted average method and consists of the purchase price, cost of conversion and other costs incurred in bringing the inventories to their present location and condition.

Net realizable value is the estimated selling price in the ordinary course of business, less the estimated costs of completion and selling expenses. The amount of any write-down of inventories to net realizable value and all losses of inventories are recognized as an expense in the period the write-down or loss occurs. The amount of any reversal of any write-down of inventories, arising from an increase in net realizable value, are recognized as a reduction in the amount of inventories recognized as an expense in the period in which the reversal occurs.

(20)	Provisions

Provisions are recognized when the Group has a present legal or constructive obligation as a result of a past event, it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation.

The risks and uncertainties that inevitably surround many events and circumstances are taken into account in reaching the best estimate of a provision. Where the effect of the time value of money is material, provisions are determined at the present value of the expected future cash flows.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2023 and 2022

3.	Material Accounting Policies, Continued

(20)	Provisions, continued

Where some or all of the expenditures required to settle a provision are expected to be reimbursed by another party, the reimbursement shall be recognized when, and only when, it is virtually certain that reimbursement will be received if the entity settles the obligation. The reimbursement shall be treated as a separate asset.

Provisions are reviewed at the end of each reporting period and adjusted to reflect the current best estimates. If it is no longer probable that an outflow of resources embodying economic benefits will be required to settle the obligation, the provision is reversed.

(i)	Provision for employment benefits

The Group determines the provision for employment benefits as the incentive payments based on the results of the individual performance evaluation or management assessment.

(ii)	Provision for decommissioning costs of nuclear power plants

The Group records the fair value of estimated decommissioning costs as a liability in the period in which the Group incurs a legal obligation associated with retirement of long-lived assets that result from acquisition, construction, development and/or normal use of the assets. Accretion expense consists of period-to-period changes in the liability for decommissioning costs resulting from the passage of time and revisions to either the timing or the amount of the original estimate of undiscounted cash flows.

(iii)	Provision for disposal of spent nuclear fuel

Under the Radioactive Waste Management Act, the Group is levied to pay the spent nuclear fuel fund for the management of spent nuclear fuel. The Group recognizes the provision of present value of the estimated payments.

(iv)	Provision for low and intermediate radioactive wastes

Under the Radioactive Waste Management Act, the Group recognizes the provision for the disposal of low and intermediate radioactive wastes in best estimate of the expenditure required to settle the present obligation.

(v)	Provision for Polychlorinated Biphenyls (“PCBs”)

Under the regulation of Persistent Organic Pollutants Management Act, enacted in 2007, the Group is required to remove PCBs, a toxin, from the insulating oil of its transformers by 2025. As a result of the enactments, the Group is required to inspect the PCBs contents of transformers and dispose of PCBs in excess of safety standards under the legally settled procedures. The Group’s estimates and assumptions used to determine fair value can be affected by many factors, such as the estimated costs of inspection and disposal, inflation rate, discount rate, regulations and the general economy.

(vi)	Provisions for power plant regional support program

Power plant regional support programs consist of scholarship programs to local students, local economy support programs, local culture support programs, environment development programs, and local welfare programs. The Group recognizes the provision in relation to power plant regional support program.

(vii)	Provisions for transmission and transformation facilities-neighboring areas support program

The Group has present obligation to conduct transmission and transformation facilities-neighboring areas support program under Act on assistance to transmission and transformation facilities-neighboring areas. The Group recognizes the provision of estimated amount to fulfill the obligation.

(viii)	Renewable Portfolio Standard (“RPS”) provisions

RPS program is required to generate a specified percentage of total electricity to be generated in the form of renewable energy and provisions are recognized for the governmental regulations to require the production of energies from renewable energy sources such as solar, wind and biomass.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2023 and 2022

3.	Material Accounting Policies, Continued

(21)	Financial instruments

The Group recognizes financial assets and financial liabilities in the statement of financial position when the Group becomes a party to the contractual provisions of the instrument. Upon initial recognition, financial assets and financial liabilities are measured at their fair value plus, in the case of a financial asset or financial liabilities not at fair value through profit or loss, transaction costs that are directly attributable to the asset’s acquisition or issuance.

(i)	Classification and measurement of financial assets

The Group classifies financial assets into three principal categories; measured at amortized cost, fair value through other comprehensive income (FVOCI) and fair value through profit or loss (FVTPL) based on the business model in which assets are managed and their cash flow characteristics. The Group assesses the hybrid financial instrument in which derivatives embedded as whole for classification.

Business model	Cash flow characteristics
	Solely payments of principal and interest (SPPI)	Other than SPPI
To collect contractual cash flows	Amortized cost	FVTPL (*2)
Both collecting contractual cash flows and selling financial assets	FVOCI (*1)
To sell financial assets	FVTPL

(*1)	To eliminate or reduce an accounting mismatch, the Group may elect to recognize the amount of change in fair value in profit or loss.
(*2)	On initial recognition of an equity investment that is not held for trading, the Group may irrevocably elect to present subsequent changes in the investment’s fair value in OCI.

A financial asset is measured at amortized cost if it meets both of the following conditions and is not designated as at FVTPL: 1) it is held within a business model whose objective is to hold assets to collect contractual cash flows; and 2) its contractual terms of the financial asset give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding.

A financial asset is measured at FVOCI if it meets both of the following conditions and is not designated as at FVTPL: 1) it is held within a business model whose objective is achieved by both collecting contractual cash flows and selling financial assets; and 2) its contractual terms of the financial asset give rise on specified dates to cash flow that are solely payments of principal and interest on the principal amount outstanding.

All financial assets not classified as measured at amortized cost or FVOCI as described above are measured at FVTPL. On initial recognition of equity investment that is not held for trading, the Group may irrevocably elect to present subsequent changes in fair value in OCI, and will not reclassify (recycle) those items in OCI to profit or loss subsequently.

(ii)	Classification and measurement of financial liabilities

Financial liabilities are classified as FVTPL or other financial liabilities.

A financial liability is classified as at FVTPL if it is classified as held-for-trading, it is a derivative or it is designated as such on initial recognition. Financial liabilities at FVTPL are measured at fair value and net gains and losses, including any interest expense, are recognized in profit or loss.

A non-derivative financial liability that is not classified as at FVTPL is classified as other financial liabilities. Other financial liabilities are measured initially at its fair value minus transaction costs that are directly attributable to the acquisition or issue. Other financial liabilities are subsequently measured at amortized cost using the effective interest method.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2023 and 2022

3.	Material Accounting Policies, Continued

(21)	Financial instruments, continued

(iii)	Impairment: Financial assets and contract assets

The Group applies a forward-looking ‘expected credit loss’ (ECL) model for debt instruments, lease receivables, contractual assets, loan commitments and financial guarantee contracts.

The Group recognizes loss allowances measured on either of the 12-month or lifetime ECL based on the extent of increase in credit risk since inception as shown in the below table.

Classification		Loss allowances
Stage 1	Credit risk has not increased significantly since the initial recognition	12-month ECL: ECLs that resulted from possible default events within the 12 months after the reporting date

Stage 2	Credit risk has increased significantly since the initial recognition	Lifetime ECL: ECL that resulted from all possible default events over the expected life of a financial instrument

Stage 3	Credit-impaired

Under KIFRS 1109, the Group always measures the loss allowance at an amount equal to lifetime expected credit losses for trade receivables or contract assets that result from transactions that are within the scope of KIFRS 1115 and that do not contain a significant financing component in accordance with KIFRS 1115 and if the trade receivables or contract assets include a significant financing component, the Group may choose as its accounting policy to measure the loss allowance at an amount equal to lifetime expected credit losses.

The Group has chosen to measure the loss allowance at an amount equal to lifetime expected credit losses for the trade receivables, contract assets and lease receivables that contain a significant financing component.

(iv)	Derecognition

The Group derecognizes a financial asset when the contractual rights to the cash flows from the financial asset expire, or it transfers the rights to receive the contractual cash flows in a transaction in which substantially all of the risks and rewards of ownership of the financial asset are transferred or in which the Group neither transfers nor retains substantially all of the risks and rewards of ownership and it does not retain control of the financial asset. The Group enters into transactions whereby it transfers assets recognized in its statement of financial position, but retains either all or substantially all of the risks and rewards of the transferred assets. In these cases, the transferred assets are not derecognized.

The Group derecognizes a financial liability when it contractual obligations are discharged or cancelled, or expire. On derecognition of a financial liability, the difference between the carrying amount extinguished and the consideration paid (including any non-cash assets transferred or liabilities assumed) is recognized in profit or loss.

(22)	Service Concession Arrangements

The Group recognizes revenues from construction services and operating services related to service concession arrangements in accordance with KIFRS 1115 ’ Revenue from Contracts with Customers’.

The Group recognizes a financial asset to the extent that it has an unconditional contractual right to receive cash or another financial asset for the construction services and an intangible asset to the extent that it receives a right (license) to charge users of the public service. Borrowing costs attributable to the arrangement are recognized as an expense in the period in which they are incurred unless the Group has a contractual right to receive an intangible asset (a right to charge users of the public service). In this case, borrowing costs attributable to the arrangement are capitalized during the construction phase of the arrangement.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2023 and 2022

3.	Material Accounting Policies, Continued

(23)	Derivative financial instruments, including hedge accounting

The Group enters into a variety of derivative financial instruments to manage its exposure to interest rate and foreign exchange rate risk, including foreign exchange forward contracts, interest rate swaps and cross currency swaps and others.

Derivatives are initially recognized at fair value. Subsequent to initial recognition, derivatives are measured at fair value. The resulting gain or loss is recognized in income or loss immediately unless the derivative is designated and effective as a hedging instrument, in such case the timing of the recognition in income or loss depends on the nature of the hedge relationship.

A derivative with a positive fair value is recognized as a financial asset; a derivative with a negative fair value is recognized as a financial liability. A derivative is presented as a non-current asset or a non-current liability if the remaining maturity of the instrument is more than 12 months and it is not expected to be realized or settled within 12 months. Other derivatives are presented as current assets or current liabilities.

(i)	Separable embedded derivatives

Derivatives embedded in other financial instruments or other host contracts are treated as separate derivatives when their risks and characteristics are not closely related to those of the host contracts and when the host contracts are not measured at FVTPL.

An embedded derivative is presented as a non-current asset or a non-current liability if the remaining maturity of the hybrid instrument to which the embedded derivative is part of, is more than 12 months and it is not expected to be realized or settled within 12 months. All other embedded derivatives are presented as current assets or current liabilities.

(ii)	Hedge accounting

The Group designates certain hedging instruments, which include derivatives, embedded derivatives and non-derivatives in respect of foreign currency risk, as either fair value hedges or cash flow hedges. Hedges of foreign exchange risk on firm commitments are accounted for as cash flow hedges.

At the inception of the hedge relationship, the entity documents the relationship between the hedging instrument and the hedged item, along with its risk management objectives and its strategy for undertaking various hedge transactions. Furthermore, at the inception of the hedge and on an ongoing basis, the Group documents whether the hedging instrument is highly effective in offsetting changes in fair values or cash flows of the hedged item.

(iii)	Fair value hedges

Changes in the fair value of derivatives that are designated and qualify as fair value hedges are recognized in income or loss immediately, together with any changes in the fair value of the hedged asset or liability that are attributable to the hedged risk. The changes in the fair value of the hedging instrument and the change in the hedged item attributable to the hedged risk relating to the hedged items are recognized in the consolidated statements of comprehensive income.

Hedge accounting is discontinued when the Group revokes the hedging relationship, when the hedging instrument expires or is sold, terminated, or exercised, or when it no longer qualifies for hedge accounting. The fair value adjustment to the carrying amount of the hedged item arising from the hedged risk is amortized as income or loss as of that date.

(iv)	Cash flow hedges

The effective portion of changes in the fair value of derivatives that are designated and qualify as cash flow hedges is recognized in other comprehensive income. The gain or loss relating to the ineffective portion is recognized immediately in income or loss, and is included in the ‘finance income and expense’.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2023 and 2022

3.	Material Accounting Policies, Continued

(23)	Derivative financial instruments, including hedge accounting, continued

Amounts previously recognized in other comprehensive income and accumulated in equity are reclassified to income or loss in the periods when the hedged item is recognized in income or loss, in the same line of the consolidated statement of comprehensive income as the recognized hedged item. However, when the forecast transaction that is hedged results in the recognition of a non-financial asset or a non-financial liability, the gains and losses previously accumulated in equity are transferred from equity and included in the initial measurement of the cost of the non-financial asset or non-financial liability.

Hedge accounting is discontinued when the Group revokes the hedging relationship, when the hedging instrument expires or is sold, terminated, or exercised, or it no longer qualifies for hedge accounting. Any gain or loss accumulated in equity at that time remains in equity and is recognized when the forecast transaction is ultimately recognized in income or loss. When a forecast transaction is no longer expected to occur, the gain or loss accumulated in equity is recognized immediately in income or loss.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2023 and 2022

4.	Segment, Geographic and Other Information

(1)	Segment determination and explanation of the measurements

The Group’s operating segments are its business components that generate discrete financial information that is reported to and regularly reviewed by chief operating decision makers of the Group including but not limited to the Chief Executive Officer, for the purpose of resource allocation and assessment of segment performance. The Group’s reportable segments are ‘Transmission and distribution’, ‘Electric power generation (Nuclear)’, ‘Electric power generation (Non-nuclear)’, ‘Plant maintenance & engineering service’ and ‘Others’; others mainly represent the business Unit that manages the Group’s foreign operations.

Segment operating profit (loss) is determined in the same way that consolidated operating profit is determined under KIFRS without any adjustment for corporate allocations. The accounting policies used by each segment are consistent with the accounting policies used in the preparation of the consolidated financial statements. Segment assets and liabilities are determined based on separate financial statements of the entities instead of on a consolidated basis. There are various transactions between the reportable segments, including sales of property, plant and equipment and so on, that are conducted on an arm’s-length basis at market prices that would be applicable to an independent third party. For subsidiaries which are in a different segment from that of its immediate parent company, their carrying amount in separate financial statements is eliminated in the consolidating adjustments in the tables below. In addition, consolidation adjustments in the table below include adjustments of the amount of investment in associates and joint ventures from the cost basis amount reflected in segment assets to that determined using equity method in the consolidated financial statements.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2023 and 2022

4.	Segment, Geographic and Other Information, Continued

(2)	Financial information of the segments for each of the two years in the period ended December 31, 2023, respectively, are as follows:

In millions of won
2023
Segment	Total segment revenue		Intersegment revenue	Revenue from external customers	Operating profit (loss)	Depreciation and amortization	Interest income	Interest expense	Profit (loss) related associates, joint ventures and subsidiaries
Transmission and distribution	~~W~~	85,825,593	1,728,602	84,096,991	(6,503,917)	4,258,909	92,380	2,826,916	314,373
Electric power generation (Nuclear)		10,798,378	10,666,260	132,118	797,309	4,403,610	69,209	687,743	(2,639)
Electric power generation (Non-nuclear)		35,159,641	32,253,979	2,905,662	951,217	4,180,939	65,403	741,282	301,681
Plant maintenance & engineering service		3,091,022	2,626,190	464,832	330,957	129,628	23,638	1,270	(389)
Others		2,175,972	1,556,114	619,858	93,427	204,322	226,243	258,877	—
Consolidation adjustments		(48,831,145)	(48,831,145)	—	(210,641)	(145,145)	(47,253)	(64,429)	—

	~~W~~	88,219,461	—	88,219,461	(4,541,648)	13,032,263	429,620	4,451,659	613,026

In millions of won
2022

Segment	Total segment revenue		Intersegment revenue	Revenue from external customers	Operating profit (loss)	Depreciation and amortization	Interest income	Interest expense	Profit (loss) related associates, joint ventures and subsidiaries
Transmission and distribution	~~W~~	68,951,546	1,922,354	67,029,192	(33,908,575)	4,130,004	67,076	1,420,802	980,146
Electric power generation (Nuclear)		10,386,091	10,254,271	131,820	653,839	4,034,774	45,789	557,218	(753)
Electric power generation (Non-nuclear)		41,944,339	39,252,851	2,691,488	316,908	4,091,081	53,242	694,559	329,112
Plant maintenance & engineering service		2,975,062	2,516,699	458,363	236,310	123,168	14,003	1,405	1,886
Others		2,750,231	1,803,231	947,000	297,116	211,719	195,966	195,860	—
Consolidation adjustments		(55,749,406)	(55,749,406)	—	(250,751)	(129,334)	(35,323)	(51,298)	—

	~~W~~	71,257,863	—	71,257,863	(32,655,153)	12,461,412	340,753	2,818,546	1,310,391

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2023 and 2022

4.	Segment, Geographic and Other Information, Continued

(3)	Information related to segment assets and segment liabilities as of December 31, 2023 and 2022 are as follows:

In millions of won
2023
Segment	Segment assets		Investments in associates and joint ventures	Acquisition of non-current assets	Segment liabilities
Transmission and distribution	~~W~~	138,838,342	5,872,000	7,636,677	120,181,250
Electric power generation (Nuclear)		70,535,018	169,155	3,070,528	45,660,916
Electric power generation (Non-nuclear)		66,265,884	3,567,345	3,490,863	38,415,202
Plant maintenance & engineering service		4,271,409	54,088	203,352	1,549,863
Others		13,378,229	—	736,155	6,480,959
Consolidation adjustments		(53,573,917)	—	(390,686)	(9,837,975)

	~~W~~	239,714,965	9,662,588	14,746,889	202,450,215

In millions of won
2022
Segment	Segment assets		Investments in associates and joint ventures	Acquisition of non-current assets	Segment liabilities
Transmission and distribution	~~W~~	131,023,727	5,678,141	6,055,179	108,963,058
Electric power generation (Nuclear)		69,129,625	143,304	2,008,409	42,843,974
Electric power generation (Non-nuclear)		69,468,039	3,113,918	3,547,815	40,428,907
Plant maintenance & engineering service		4,051,157	56,685	200,338	1,272,408
Others		12,895,981	—	839,885	5,796,718
Consolidation adjustments		(51,763,535)	—	(38,633)	(6,500,327)

	~~W~~	234,804,994	8,992,048	12,612,993	192,804,738

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2023 and 2022

4.	Segment, Geographic and Other Information, Continued

(4)	Geographic information

Electricity sales, the main operations of the Group, are conducted in the Republic of Korea. The following information on revenue from external customers and non-current assets is determined by the location of the customers and of the assets:

In millions of won	Revenue from external customers			Non-current assets (*2)
Geographical unit	2023		2022	2023	2022
Domestic	~~W~~	86,985,859	69,854,569	186,384,115	183,707,117
Overseas (*1)		1,233,602	1,403,294	4,822,845	4,724,416

	~~W~~	88,219,461	71,257,863	191,206,960	188,431,533

(*1)

Middle East and other Asian countries make up the majority of overseas revenue and non-current assets. Since the overseas revenue or non-current assets attributable to particular countries are not material, they are not disclosed individually.

(*2)	The amounts exclude financial assets, deferred tax assets and defined benefit assets.

(5)	Information on significant customers

There is no single customer who accounts for 10% or more of the Group’s revenue for each of the two years in the period ended December 31, 2023.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2023 and 2022

5.	Classification of Financial Instruments

(1)	Classification of financial assets as of December 31, 2023 and 2022 are as follows:

In millions of won	2023
	Financial assets at fair value through profit or loss		Financial assets at fair value through other comprehensive income	Financial assets at amortized cost	Derivative assets (applying hedge accounting)	Total
Current assets
Cash and cash equivalents	~~W~~	—	—	4,342,887	—	4,342,887
Current financial assets
Current financial assets at fair value through profit or loss		2,054,021	—	—	—	2,054,021
Current financial assets at amortized costs		—	—	28,905	—	28,905
Current derivative assets		227,434	—	—	80,298	307,732
Other financial assets		—	—	716,739	—	716,739
Trade and other receivables		—	—	11,985,735	—	11,985,735

		2,281,455	—	17,074,266	80,298	19,436,019

Non-current assets
Non-current financial assets
Non-current financial assets at fair value through profit or loss		657,264	—	—	—	657,264
Non-current financial assets at fair value through other comprehensive income		—	502,443	—	—	502,443
Non-current financial assets at amortized costs		—	—	9,938	—	9,938
Non-current derivative assets		503,514	—	—	189,148	692,662
Other financial assets		—	—	1,683,907	—	1,683,907
Trade and other receivables		—	—	2,193,587	—	2,193,587

		1,160,778	502,443	3,887,432	189,148	5,739,801

	~~W~~	3,442,233	502,443	20,961,698	269,446	25,175,820

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2023 and 2022

5.	Classification of Financial Instruments, Continued

(1)	Classification of financial assets as of December 31, 2023 and 2022 are as follows, continued:

In millions of won	2022
	Financial assets at fair value through profit or loss		Financial assets at fair value through other comprehensive income	Financial assets at amortized cost	Derivative assets (applying hedge accounting)	Total
Current assets
Cash and cash equivalents	~~W~~	—	—	3,234,780	—	3,234,780
Current financial assets
Current financial assets at fair value through profit or loss		3,181,791	—	—	—	3,181,791
Current financial assets at amortized costs		—	—	16,762	—	16,762
Current derivative assets		154,730	—	—	134,873	289,603
Other financial assets		—	—	798,819	—	798,819
Trade and other receivables		—	—	10,461,822	—	10,461,822

		3,336,521	—	14,512,183	134,873	17,983,577

Non-current assets
Non-current financial assets
Non-current financial assets at fair value through profit or loss		527,717	—	—	—	527,717
Non-current financial assets at fair value through other comprehensive income		—	502,829	—	—	502,829
Non-current financial assets at amortized costs		—	—	10,236	—	10,236
Non-current derivative assets		538,342	—	—	190,079	728,421
Other financial assets		—	—	1,567,632	—	1,567,632
Trade and other receivables		—	—	2,153,080	—	2,153,080

		1,066,059	502,829	3,730,948	190,079	5,489,915

	~~W~~	4,402,580	502,829	18,243,131	324,952	23,473,492

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2023 and 2022

5.	Classification of Financial Instruments, Continued

(2)	Classification of financial liabilities as of December 31, 2023 and 2022 are as follows:

In millions of won	2023
	Financial liabilities at fair value through profit or loss		Financial liabilities recognized at amortized cost	Derivative liabilities (applying hedge accounting)	Total
Current liabilities
Borrowings	~~W~~	—	16,446,821	—	16,446,821
Debt securities		—	24,674,526	—	24,674,526
Derivative liabilities		18,379	—	—	18,379
Trade and other payables		—	9,089,973	—	9,089,973

		18,379	50,211,320	—	50,229,699

Non-current liabilities
Borrowings		—	3,392,831	—	3,392,831
Debt securities		—	89,117,652	—	89,117,652
Derivative liabilities		410,291	—	23,564	433,855
Trade and other payables		—	4,981,957	—	4,981,957

		410,291	97,492,440	23,564	97,926,295

	~~W~~	428,670	147,703,760	23,564	148,155,994

In millions of won	2022
	Financial liabilities at fair value through profit or loss		Financial liabilities recognized at amortized cost	Derivative liabilities (applying hedge accounting)	Total
Current liabilities
Borrowings	~~W~~	—	12,457,853	—	12,457,853
Debt securities		—	10,201,149	—	10,201,149
Derivative liabilities		44,994	—	—	44,994
Trade and other payables		—	11,983,549	—	11,983,549

		44,994	34,642,551	—	34,687,545

Non-current liabilities
Borrowings		—	2,962,323	—	2,962,323
Debt securities		—	94,984,040	—	94,984,040
Derivative liabilities		362,252	—	25,505	387,757
Trade and other payables		—	5,638,914	—	5,638,914

		362,252	103,585,277	25,505	103,973,034

	~~W~~	407,246	138,227,828	25,505	138,660,579

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2023 and 2022

5.	Classification of Financial Instruments, Continued

(3)	Classification of comprehensive income (loss) from financial instruments for each of the two years in the period ended December 31, 2023 are as follows:

In millions of won		2023		2022
Cash and cash equivalents	Interest income	~~W~~	100,205	51,872
	Gain (loss) on foreign currency transactions and translations		(2,073)	22,158
Financial assets at fair value through profit or loss	Interest income		65,470	58,540
	Dividends income		4,193	1,994
	Gain on valuation of derivatives		144,797	336,049
	Gain on transaction of derivatives		130,230	205,298
	Gain (loss) on valuation of financial assets		128,307	(37,230)
	Gain on disposal of financial assets		13,161	9,358
Financial assets at fair value through other comprehensive income	Dividends income		21,748	26,881
Financial assets at amortized cost	Interest income		2,929	1,308
	Gain (loss) on foreign currency transactions and translations		(1,774)	5,087
Loans	Interest income		44,029	33,545
	Gain on foreign currency transactions and translations		127	596
Trade and other receivables	Interest income		168,303	164,653
	Gain on foreign currency transactions and translations		27,363	1,019
Short-term financial instruments	Interest income		34,260	15,827
	Gain on foreign currency transactions and translations		—	3,513
Long-term financial instruments	Interest income		14,183	14,371
	Gain on foreign currency transactions and translations		—	1
Other financial assets	Interest income		241	637
Derivatives (applying hedge accounting)	Gain on valuation of derivatives (profit or loss)		76,814	149,888
	Loss on valuation of derivatives (equity, before tax)		(10,539)	(93,699)
	Gain on transaction of derivatives		19,604	54,422
Financial liabilities at fair value through profit or loss	Gain (loss) on valuation of derivatives		961	(345,313)
	Loss on transaction of derivatives		(80,640)	(110,236)
Financial liabilities carried at amortized cost	Interest expense of borrowings and debt securities		3,636,887	2,142,220
	Loss on repayment of financial liabilities		—	(15)
	Interest expense of trade and other payables		200,440	204,078
	Interest expense of others		614,332	472,248
	Other finance income		4,971	927
	Other finance expenses		1,796	167
	Loss on foreign currency transactions and translations		(420,203)	(936,269)
Derivatives (applying hedge accounting)	Gain on valuation of derivatives (profit or loss)		11,627	83,594
	Gain on valuation of derivatives (equity, before tax)		2,021	28,647
	Gain on transaction of derivatives		20,465	75,201

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2023 and 2022

6.	Restricted Deposits

Restricted deposits as of December 31, 2023 and 2022 are as follows:

In millions of won		2023		2022
Cash and cash equivalents	Escrow accounts	~~W~~	3,010	2,912
	Deposits for government project and others		26,969	30,586
	Collateral provided for borrowings		190,525	250,346
	Collateral provided for lawsuit		54	57
	Deposits for transmission regional support program		9,481	8,626
	Deposits for other business purposes		5,550	3,825
Short-term financial instruments	Restriction on withdrawal related to ‘win-win growth program’ for small and medium enterprises and others		80,500	101,500
	Collateral provided for borrowings		24,728	1,000
Non-current financial assets at fair value through profit or loss	Decommissioning costs of nuclear power plants		271,047	386,220
Long-term financial instruments	Escrow accounts		—	1,603
	Guarantee deposits for banking accounts at oversea branches		36	18
	Collateral provided for borrowings		28,245	21,745
	Decommissioning costs of nuclear power plants		655,030	497,609
Other non-current assets	Deposits for other business purposes		7,558	4,355

		~~W~~	1,302,733	1,310,402

7.	Cash and Cash Equivalents

Cash and cash equivalents as of December 31, 2023 and 2022 are as follows:

In millions of won	2023		2022
Cash	~~W~~	14,070	21,113
Other demand deposits		1,780,548	1,906,248
Short-term deposits classified as cash equivalents		1,107,687	1,063,290
Short-term investments classified as cash equivalents		1,440,582	244,129

	~~W~~	4,342,887	3,234,780

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2023 and 2022

8.	Trade and Other Receivables

(1)	Trade and other receivables as of December 31, 2023 and 2022 are as follows:

In millions of won	2023
	Gross amount		Allowance for doubtful accounts	Present value discount	Book value
Current assets
Trade receivables	~~W~~	11,239,601	(230,058)	—	11,009,543
Other receivables		1,034,655	(53,683)	(4,780)	976,192

		12,274,256	(283,741)	(4,780)	11,985,735

Non-current assets
Trade receivables		207,668	(2,587)	—	205,081
Other receivables		2,080,830	(80,270)	(12,054)	1,988,506

		2,288,498	(82,857)	(12,054)	2,193,587

	~~W~~	14,562,754	(366,598)	(16,834)	14,179,322

In millions of won	2022
	Gross amount		Allowance for doubtful accounts	Present value discount	Book value
Current assets
Trade receivables	~~W~~	9,700,880	(196,829)	—	9,504,051
Other receivables		1,004,528	(44,388)	(2,369)	957,771

		10,705,408	(241,217)	(2,369)	10,461,822

Non-current assets
Trade receivables		197,955	(2,171)	—	195,784
Other receivables		2,033,705	(65,065)	(11,344)	1,957,296

		2,231,660	(67,236)	(11,344)	2,153,080

	~~W~~	12,937,068	(308,453)	(13,713)	12,614,902

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2023 and 2022

8.	Trade and Other Receivables, Continued

(2)	Other receivables as of December 31, 2023 and 2022 are as follows:

In millions of won	2023
	Gross amount		Allowance for doubtful accounts	Present value discount	Book value
Current assets
Non-trade receivables	~~W~~	393,859	(49,626)	(53)	344,180
Accrued income		133,033	—	—	133,033
Deposits		317,541	(4)	(4,727)	312,810
Finance lease receivables (*1)		75,661	(2,761)	—	72,900
Others		114,561	(1,292)	—	113,269

		1,034,655	(53,683)	(4,780)	976,192

Non-current assets
Non-trade receivables		198,453	(54,182)	(102)	144,169
Accrued income		7,342	—	—	7,342
Deposits		441,721	(263)	(11,952)	429,506
Finance lease receivables (*2)		1,173,500	(2,495)	—	1,171,005
Others		259,814	(23,330)	—	236,484

		2,080,830	(80,270)	(12,054)	1,988,506

	~~W~~	3,115,485	(133,953)	(16,834)	2,964,698

(*1)	Gross amount of finance lease receivables is the net lease investment by deducting unearned finance income of ~~W~~114,118 million.

(*2)	Gross amount of finance lease receivables is the net lease investment by deducting unearned finance income of ~~W~~943,316 million.

In millions of won	2022
	Gross amount		Allowance for doubtful accounts	Present value discount	Book value
Current assets
Non-trade receivables	~~W~~	459,245	(41,293)	(21)	417,931
Accrued income		109,267	—	—	109,267
Deposits		289,580	—	(2,348)	287,232
Finance lease receivables (*1)		67,583	(1,802)	—	65,781
Others		78,853	(1,293)	—	77,560

		1,004,528	(44,388)	(2,369)	957,771

Non-current assets
Non-trade receivables		140,128	(52,696)	(182)	87,250
Accrued income		2,004	—	—	2,004
Deposits		459,861	—	(11,162)	448,699
Finance lease receivables (*2)		1,171,807	(2,703)	—	1,169,104
Others		259,905	(9,666)	—	250,239

		2,033,705	(65,065)	(11,344)	1,957,296

	~~W~~	3,038,233	(109,453)	(13,713)	2,915,067

(*1)	Gross amount of finance lease receivables is the net lease investment by deducting unearned finance income of ~~W~~114,347 million.
(*2)	Gross amount of finance lease receivables is the net lease investment by deducting unearned finance income of ~~W~~1,024,927 million.

(3)

Trade and other receivables are classified as financial assets at amortized cost and are measured using the effective interest rate method. No interest is accrued for trade receivables related to electricity for the duration between the billing date and the payment due dates. However once trade receivables are overdue, the Group imposes a monthly interest rate of 1.5% on the overdue trade receivables. The Group holds deposits of three months’ expected electricity usage for customers requesting temporary usage and customers with delinquent payments.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2023 and 2022

8.	Trade and Other Receivables, Continued

(4)	Aging analysis of trade receivables as of December 31, 2023 and 2022 are as follows:

In millions of won	2023		2022
Trade receivables: (not overdue)	~~W~~	11,120,582	9,509,775

Trade receivables: (impairment reviewed)		326,687	389,060

Less than 60 days		6,403	5,592
60 ~ 90 days		55,802	36,389
90 ~ 120 days		20,535	31,442
120 days ~ 1 year		58,350	99,655
More than 1 year		185,597	215,982

		11,447,269	9,898,835
Less: allowance for doubtful accounts		(232,645)	(199,000)
Less: present value discount

	~~W~~	11,214,624	9,699,835

At the end of each reporting period, the Group assesses whether the credit to trade receivables is impaired. The Group recognizes loss allowances for trade receivables individually when there is any objective evidence that other receivables are impaired and significant and classifies the trade receivables that are not individually assessed as the trade receivables subject to be assessed on a collective basis. Also, the Group recognizes loss allowances based on an ‘expected credit loss’ (ECL) model.

(5)	Aging analysis of other receivables as of December 31, 2023 and 2022 are as follows:

In millions of won	2023		2022
Other receivables: (not overdue)	~~W~~	2,857,337	2,857,253

Other receivables: (impairment reviewed)		258,148	180,980

Less than 60 days		5	92
60 ~ 90 days		27,634	13,643
90 ~ 120 days		727	2,982
120 days ~ 1 year		69,651	18,494
More than 1 year		160,131	145,769

		3,115,485	3,038,233
Less: allowance for doubtful accounts		(133,953)	(109,453)
Less: present value discount		(16,834)	(13,713)

	~~W~~	2,964,698	2,915,067

At the end of each reporting period, the Group assesses whether the credit to other receivables is impaired. The Group recognizes loss allowances for other receivables individually when there is any objective evidence that other receivables are impaired and significant, and classifies the other receivables that are not individually assessed as the other receivables subject to be assessed on a collective basis. Also, the Group recognizes loss allowances based on an ‘expected credit loss’ (ECL) model.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2023 and 2022

8.	Trade and Other Receivables, Continued

(6)	Changes in the allowance for doubtful accounts for each of the two years in the period ended December 31, 2023 are as follows:

In millions of won	2023			2022
	Trade receivables		Other receivables	Trade receivables	Other receivables
Beginning balance	~~W~~	199,000	109,453	205,339	82,710
Bad debts expense		68,385	24,290	27,078	4,220
Write-off		(26,109)	(4,472)	(26,319)	(1,103)
Reversal		(5,577)	(1,942)	(3,444)	(37)
Others		(3,054)	6,624	(3,654)	23,663

Ending balance	~~W~~	232,645	133,953	199,000	109,453

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2023 and 2022

9.	Financial Assets at Fair Value through Profit or Loss

(1)	Financial assets at fair value through profit or loss as of December 31, 2023 and 2022 are as follows:

In millions of won	2023			2022
	Current		Non-current	Current	Non-current
Financial assets at fair value through profit or loss
Beneficiary Certificate	~~W~~	130,363	107,252	294	121,406
Cooperative		—	6,735	—	6,329
Others (*)		1,923,658	376,602	3,181,497	173,386

		2,054,021	490,589	3,181,791	301,121

Financial assets designated as at fair value through profit or loss
Debt with embedded derivatives		—	166,675	—	226,596

	~~W~~	2,054,021	657,264	3,181,791	527,717

(*) ‘Others’ include MMT, etc.

(2)	Details of income (loss) from financial assets at fair value through profit or loss for each of the two years in the period ended December 31, 2023 are as follows:

In millions of won	2023		2022
Beneficiary Certificate	~~W~~	(59)	4,527
Cooperative		272	120
Debt with embedded derivatives		2,934	946
Others		207,984	27,068

	~~W~~	211,131	32,661

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2023 and 2022

10.	Financial Assets at Fair Value through Other Comprehensive Income

(1)	Changes in financial assets at fair value through other comprehensive income for each of the two years in the period ended December 31, 2023 are as follows:

In millions of won	2023
	Beginning balance		Acquisition	Disposal	Valuation	Others	Ending balance
Equity securities
Listed	~~W~~	300,057	430	—	(15,433)	—	285,054
Unlisted		202,243	9,550	(5,332)	5,445	856	212,762

		502,300	9,980	(5,332)	(9,988)	856	497,816

Debt securities
Corporate bond		529	4,080	—	18	—	4,627

		502,829	14,060	(5,332)	(9,970)	856	502,443

Current financial assets at fair value through other comprehensive income		—	—	—	—	—	—
Non-current financial assets at fair value through other comprehensive income	~~W~~	502,829	14,060	(5,332)	(9,970)	856	502,443

In millions of won	2022
	Beginning balance		Acquisition	Disposal	Valuation	Others	Ending balance
Equity securities
Listed	~~W~~	273,826	—	—	28,585	(2,354)	300,057
Unlisted		160,790	9,451	—	33,237	(1,235)	202,243

		434,616	9,451	—	61,822	(3,589)	502,300

Debt securities
Corporate bond		491	—	—	38	—	529

		435,107	9,451	—	61,860	(3,589)	502,829

Current financial assets at fair value through other comprehensive income		—	—	—	—	—	—
Non-current financial assets at fair value through other comprehensive income	~~W~~	435,107	9,451	—	61,860	(3,589)	502,829

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2023 and 2022

10.	Financial Assets at Fair Value through Other Comprehensive Income, Continued

(2)	Financial assets at fair value through other comprehensive income as of December 31, 2023 and 2022 are as follows:

In millions of won	2023
	Shares	Ownership	Acquisition cost		Book value	Fair value
Listed
Korea District Heating Corp.	2,264,068	19.55%	~~W~~	173,201	55,356	55,356
KG Mobility Co., Ltd. (formerly, Ssangyong Motor Co., Ltd.)	12,205	0.01%		428	106	106
SM Korea Line Corp.	180	0.00%		1	—	—
Namkwang Engineering & Construction Co., Ltd.	46	0.00%		15	—	—
Bumyang Construction Co., Ltd.	35	0.00%		2	—	—
ELCOMTEC Co., Ltd.	32,875	0.04%		217	43	43
PAN Ocean Co., Ltd.	1,492	0.00%		14	6	6
STX Heavy Industries Co., Ltd.	68,874	0.24%		537	806	806
Codes Combine Co., Ltd.	291	0.00%		1	1	1
PT Adaro Energy Tbk.	480,000,000	1.50%		65,028	95,505	95,505
Denison Mines Corp.	58,284,000	6.54%		84,134	131,790	131,790
Fission Uranium Corp.	100,000	0.01%		41	105	105
SangSangin Industry Co., Ltd.	1,457	0.01%		38	3	3
Vitzrosys Co., Ltd.	399	0.00%		2	—	—
EMnI Co., Ltd.	628	0.00%		25	1	1
Vissem electronics, Co., Ltd.	301	0.00%		11	1	1
KC Industry Co., Ltd.	139	0.00%		6	—	—
Aone Alform Co., Ltd.	2,672	0.04%		19	4	4
Ihsung CNI Co., Ltd.	142,860	4.81%		1,500	1,327	1,327
BDI Co., Ltd. (*3)	6,390,478	32.54%		—	—	—

				325,220	285,054	285,054

Unlisted (*1)
Hwan Young Steel Co., Ltd.	10,916	0.14%	~~W~~	1,092	97	97
SAMBO AUTO. Co., Ltd.	15,066	0.02%		38	38	38
Mobo Co., Ltd.	504	0.00%		14	14	14
Dae Kwang Semiconductor Co., Ltd.	589	0.07%		6	6	6
Sanbon Department Store	828	0.01%		124	3	3
Miju Steel Mfg. Co., Ltd.	1,097	0.23%		50	50	50
Sungwon Co., Ltd.	117	0.07%		29	29	29
IMHWA Corp.	329	0.11%		5	5	5
DALIM Special Vehicle Co., Ltd.	58	0.08%		10	10	10
Moonkyung Silica Co., Ltd.	42	0.56%		—	—	—
Sungkwang Timber Co., Ltd.	3	0.08%		5	5	5
KS Remicon Co., Ltd.	12	0.04%		3	3	3
Joongang Platec Co., Ltd.	3,591	0.75%		72	35	35
Pyungsan SI Co., Ltd.	434	0.01%		4	4	4
Samgong Development Co., Ltd.	12	0.01%		7	7	7
Joongang Development Co., Ltd.	540	0.12%		8	8	8
Newasia Co., Ltd. (formerly, AJS Co., Ltd.)	12,906	0.23%		32	32	32
MSE Co., Ltd.	429	0.13%		9	9	9
Ilrim Nano Tec Co., Ltd.	1,520	0.07%		15	15	15
Ilsuk Co., Ltd.	152	0.17%		10	10	10
Zyle Daewoo Motor Sales Co., Ltd.	22	0.00%		—	—	—
Daewoo Development Co., Ltd.	8	0.00%		—	—	—
Seyang Inc.	537	0.05%		27	30	30
Seungri Enterprise Co., Ltd.	93	0.05%		3	3	3
Shin-E P&C Co., Ltd.	1,569	0.64%		110	2	2
Ejung Ad Co., Ltd.	132	0.09%		3	3	3
Solvus Co., Ltd.	1,056	0.04%		3	3	3
Myung Co., Ltd.	89	0.05%		2	2	2

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2023 and 2022

10.	Financial Assets at Fair Value through Other Comprehensive Income, Continued

(2)	Financial assets at fair value through other comprehensive income as of December 31, 2023 and 2022 are as follows, continued:

In millions of won	2023
	Shares	Ownership	Acquisition cost		Book value	Fair value
Biwang Industry Co., Ltd.	406	0.04%	~~W~~	2	2	2
Young Sung Co., Ltd.	89	0.40%		26	26	26
Yuil Industrial Electronics Co., Ltd.	804	0.32%		15	15	15
Woojin Industry Corporation	3	0.00%		16	16	16
Kwang Sung Industry Co., Ltd.	325	0.35%		7	7	7
Futech Mold Co., Ltd.	274	0.27%		14	14	14
Woojoo Environment Ind. Co., Ltd.	101	0.11%		13	13	13
Hyungji Esquire Co., Ltd.	61	0.02%		22	22	22
Morado Co., Ltd.	209	0.04%		2	2	2
Myung Sung Tex Co., Ltd.	20	0.00%		2	2	2
Kwang Sung Co., Ltd.	610	0.53%		31	31	31
Seen Business and Technology co., Ltd.	29,424	0.73%		148	7	7
Woobang Construction Co., Ltd.	8	0.00%		8	8	8
Shin Pyung Co., Ltd.	6	0.03%		3	3	3
JMC Heavy Industries Co., Ltd.	2,724	0.10%		27	2	2
Najin Steel Co., Ltd.	37	0.06%		5	5	5
Sinkwang Industry Co., Ltd.	1,091	1.68%		5	5	5
Elephant & Friends Co., Ltd.	563	0.61%		3	3	3
Mireco Co., Ltd.	109	0.25%		11	11	11
L&K Industry Co., Ltd.	1,615	0.60%		24	24	24
JO Tech Co., Ltd.	1,263	0.62%		25	25	25
Kendae Printing Co., Ltd.	422	0.60%		21	21	21
Dauning Co., Ltd.	231	0.41%		6	6	6
Korea Trecision Co., Ltd.	22	0.45%		5	5	5
Hurim Biocell Co., Ltd.	1,021	0.00%		5	5	5
Sunjin Power Tech Co., Ltd.	4,941	0.92%		247	32	32
Beer Yeast Korea Inc.	1,388	0.43%		7	7	7
B CON Co., Ltd.	96	1.16%		6	6	6
Ace Integration Co., Ltd.	105	0.09%		24	24	24
AceInti Agricultural Co., Ltd.	16	0.02%		5	5	5
KyungDong Co., Ltd.	130	0.01%		1	1	1
ChunWon Development Co., Ltd.	193	0.19%		39	39	39
SungLim Industrial Co., Ltd.	29	0.03%		1	1	1
Korea Minerals Co., Ltd.	191	0.05%		134	1	1
HyoDong Development Co., Ltd.	128	0.16%		25	1	1
JoHyun Co., Ltd.	350	1.56%		18	18	18
KC Co., Ltd.	5,107	0.17%		26	26	26
SeongJi Industrial Co., Ltd.	41	0.05%		1	1	1
Seyang Precision Ind.Co., Ltd.	829	0.23%		41	41	41
Dooriwon Food System Co., Ltd.	13	0.27%		1	1	1
Sung Kwang Co., Ltd.	23	0.37%		6	6	6
Shinheung petrol. Co., Ltd.	699	0.14%		35	35	35
Samsung Tech Co., Ltd.	486	1.28%		97	36	36
Younil Metal Co., Ltd.	41	0.21%		21	21	21
Sevenvalley JC (formerly, CJ Paradise Co., Ltd.)	24	0.02%		12	12	12
Han Young Technology Company Co., Ltd.	35	0.00%		—	—	—
Ptotronics Co., Ltd.	843	0.42%		84	6	6
NFT Co., Ltd.	136	0.40%		8	8	8
Hyundaitech Co., Ltd.	1,363	0.87%		27	27	27
Dasan Material Co., Ltd.	29	0.04%		22	22	22
Fish World Co., Ltd.	47	0.21%		2	2	2

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2023 and 2022

10.	Financial Assets at Fair Value through Other Comprehensive Income, Continued

(2)	Financial assets at fair value through other comprehensive income as of December 31, 2023 and 2022 are as follows, continued:

In millions of won	2023
	Shares	Ownership	Acquisition cost		Book value	Fair value
SG Shinsung Engineering and Construction Co., Ltd.	10	0.00%	~~W~~	6	—	—
Samdo Industry Electric Co., Ltd.	48	0.02%		1	1	1
Taejung Industries Co., Ltd.	9,268	0.30%		5	5	5
Shinsei Trading Co., Ltd.	64	0.72%		6	6	6
Dynamic Co., Ltd.	111	0.19%		3	3	3
Green Alchemy Co., Ltd.	38,202	1.48%		191	17	17
KM Leatech Co., Ltd.	1,648	0.98%		8	8	8
Semist Co., Ltd.	555	0.80%		3	3	3
Sewon Bus Co., Ltd.	12	0.00%		—	—	—
Enertec Co., Ltd.	7,937	0.19%		44	44	44
Sangji Co., Ltd.	20	0.26%		4	4	4
Bellie Doughnuts Co., Ltd.	169	0.19%		10	10	10
Set Holding (*2)	1,100,220	2.50%		229,255	165,923	165,923
Choheung packing Co., Ltd.	61	0.13%		12	12	12
Jaewoo Co., Ltd.	359	0.24%		11	11	11
Wooyang HC Co., Ltd.	1,375	0.01%		159	13	13
TheYeonriji Co., Ltd.	116	0.10%		6	6	6
Flusys Co., Ltd.	9	0.08%		2	2	2
DongSeo Electronics Co., Ltd.	347	0.07%		17	17	17
Daewoo Display Co., Ltd.	177	0.03%		5	5	5
NTS Co., Ltd.	143	0.22%		36	36	36
AID CO., Ltd.	1,212	0.57%		36	36	36
Changwon Eco-friendly farming Corp.	3	0.01%		—	—	—
Kumo Hitech Co., Ltd.	6,697	0.53%		100	32	32
Kyung Pyo Industry Co., Ltd.	186	0.76%		19	19	19
Doosung Heavy Industries Co., Ltd.	53	0.06%		5	5	5
Samjoo Hightech Co., Ltd.	522	0.08%		3	3	3
Samkwang Chemical Co., Ltd.	204	1.27%		51	51	51
Shinseung Chemical Industy Co., Ltd.	5	0.01%		60	—	—
KJ Alloy Co., Ltd.	368	0.20%		7	7	7
SM Hi-tech Co., Ltd.	22	0.39%		22	22	22
Puruen Environment Co., Ltd.	967	1.34%		19	19	19
Miretech Co., Ltd.	9,111	0.27%		18	18	18
Sejin Hightech Co., Ltd.	17,980	0.16%		18	18	18
Eun Sung Enterprise Co., Ltd.	1,131	0.72%		17	17	17
Shinyoung Textiles Co., Ltd.	523	1.01%		52	23	23
Ilwoo Steel Co., Ltd.	41	0.28%		17	17	17
Dong-un Tech Co., Ltd.	1,159	6.28%		81	34	34
Wongwang Door Corp.	575	1.00%		29	29	29
Mansu Co., Ltd.	344	0.25%		15	15	15
Eanskorea Co., Ltd.	39	0.05%		2	2	2
Youngdongseafood Co., Ltd.	165	0.33%		8	8	8
Hyunwoo Winstar Co., Ltd.	1	0.00%		—	—	—
Sungchang Tech Co., Ltd.	159	0.31%		19	19	19
Yuchang Industry Co., Ltd.	90	0.11%		5	5	5
Jeongpum Co., Ltd.	322	0.35%		16	16	16
Korea Steel Power Co., Ltd.	2,761	1.88%		55	2	2
Amanex Co., Ltd.	10	0.02%		9	9	9
Dae-A Leisure Co., Ltd.	23	0.00%		4	4	4
Caffe Bene Co., Ltd.	1,908	0.03%		9	9	9
Jinhung Packaging Co., Ltd.	4,329	3.02%		22	22	22
Donglim Eng Co., Ltd.	26	0.11%		3	3	3
SIP Co., Ltd.	274	0.55%		7	7	7
Daeji Product Co., Ltd.	15	0.05%		1	—	—

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2023 and 2022

10.	Financial Assets at Fair Value through Other Comprehensive Income, Continued

(2)	Financial assets at fair value through other comprehensive income as of December 31, 2023 and 2022 are as follows, continued:

In millions of won	2023
	Shares	Ownership	Acquisition cost		Book value	Fair value
SSET Co., Ltd.	181	0.30%	~~W~~	18	18	18
Sewon PM Tech Co., Ltd.	963	1.11%		48	48	48
Dawon Yuhwa Co., Ltd.	506	1.94%		25	25	25
Ewon materials Co., Ltd. (formerly, Shinwoo Toptech Co., Ltd.)	834	0.51%		83	6	6
KMLC Co., Ltd.	281	0.14%		22	22	22
Seinfood Co., Ltd.	13	0.17%		7	7	7
TaeSung Eco-Tech. Co., Ltd.	1,368	4.55%		34	34	34
Kukex Inc.	639	0.05%		3	3	3
Youngshin Plus Co., Ltd.	104	0.12%		5	5	5
Chang won Engineering Co., Ltd.	22	0.00%		4	4	4
Samsung Silup Co., Ltd.	47	0.19%		5	5	5
Samwon Bio Tech Co., Ltd.	390	0.25%		6	6	6
IZU KOREA Co., Ltd.	48	0.00%		2	2	2
Dongdo CNP Co., Ltd.	234	0.36%		6	6	6
S.I.T. Co., Ltd.	2,213	0.44%		22	22	22
Taejin Hiech Co., Ltd.	78	0.26%		3	3	3
Headone Co., Ltd.	69	0.12%		7	7	7
E-Won Solutech Co., Ltd.	158	0.16%		40	40	40
KPL Circuit Co., Ltd.	283	0.08%		14	14	14
Road Solar Co., Ltd.	12	0.00%		—	—	—
Han Mi Flexible Co., Ltd.	143	0.20%		43	43	43
Millennium PNT Co., Ltd.	227	0.37%		6	6	6
Dae Myung Co., Ltd.	114	0.08%		3	3	3
Young San Heavy Industries Co., Ltd.	74	0.11%		7	7	7
Samchungwon Co., Ltd.	15	0.24%		2	2	2
Wooyang Frozen Foods Co., Ltd.	66	0.82%		27	27	27
Nanomic Co., Ltd.	94	0.63%		38	38	38
Samsung Nonferrous Metal Co., Ltd.	89	0.26%		9	9	9
Daewha Fuel Pump Ind., Ltd.	83	0.05%		10	10	10
WorldCnM Inc.	131	1.09%		10	10	10
Superone Co., Ltd.	1,585	1.45%		8	8	8
Buyoung Panji Co., Ltd.	478	0.44%		12	12	12
International Paint Korea Co., Ltd.	111	0.48%		11	11	11
EI Lighting Co., Ltd.	358	0.36%		18	18	18
Yooseung Co., Ltd.	10	0.08%		1	1	1
Sungkwang Co., Ltd.	48	0.35%		2	2	2
Ajin KSB Co., Ltd.	204	0.31%		18	18	18
Sewon Ceramic Co., Ltd.	530	1.01%		5	5	5
Choyang Tech Co., Ltd.	465	1.01%		23	23	23
TK Co., Ltd.	307	0.70%		15	15	15
Arari Co., Ltd.	14	0.05%		1	1	1
C&S Corporation Co., Ltd.	1,304	0.01%		13	13	13
Global The One of Korea Co., Ltd.	62	0.06%		3	3	3
Steellife Co., Ltd.	85	0.06%		4	4	4
Geumhan Co., Ltd.	498	0.24%		7	7	7
Mokgan Co., Ltd.	5	0.02%		1	1	1
Wenex Co., Ltd.	373	0.53%		19	19	19
Sulim Co., Ltd.	30	0.20%		6	6	6
Shinkwang Engineering	24	0.36%		2	2	2
Ek Cookware Co., Ltd.	60	0.04%		1	1	1
KTTW Co., Ltd.	28	0.05%		2	2	2
Avajar Co., Ltd.	1,061	0.01%		1	1	1
Woosung I.B. Co., Ltd.	7,071	0.07%		14	14	14

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2023 and 2022

10.	Financial Assets at Fair Value through Other Comprehensive Income, Continued

(2)	Financial assets at fair value through other comprehensive income as of December 31, 2023 and 2022 are as follows, continued:

In millions of won	2023
	Shares	Ownership	Acquisition cost		Book value	Fair value
CAP Korea Co., Ltd.	16	0.30%	~~W~~	3	3	3
MSM Co., Ltd.	25	0.08%		—	—	—
Ddpopstyle Co., Ltd.	22	0.14%		1	1	1
Finemetal Co., Ltd.	49	0.08%		1	1	1
Sungkyeong Co., Ltd.	52	0.24%		2	2	2
Newko Co., Ltd.	331	0.06%		10	10	10
Dongsung Mulsan Co., Ltd.	137	0.34%		14	14	14
Pizzakorea Co., Ltd.	42	0.18%		9	9	9
Geumdani Co., Ltd.	2,377	1.82%		36	36	36
Mezzanine I-pack Co., Ltd.	38	0.02%		1	1	1
Ltop Co., Ltd.	36	0.06%		7	7	7
Simile Aluminium Co., Ltd.	428	0.31%		9	9	9
GT Tooling Co., Ltd.	604	0.17%		6	6	6
Team Korea Co., Ltd.	4,782	0.37%		24	24	24
Donghwa TCA Co., Ltd.	1,012	0.30%		25	25	25
Hankook Piaget Co., Ltd.	4	0.01%		1	1	1
Coco Food Co., Ltd.	648	1.24%		33	33	33
Woori Industry Co., Ltd.	102	1.05%		21	21	21
Ssangyong Youngweol Plant Service&Engineering Co., Ltd.	83	0.07%		4	1	1
SH Co., Ltd.	39	0.20%		8	8	8
Daeyoung Co., Ltd.	75	0.01%		8	8	8
Getron Co., Ltd.	7,259	0.20%		37	4	4
Jungmun Co., Ltd.	19	0.26%		2	2	2
JM Tech Co., Ltd.	403	0.67%		82	10	10
SGC Energy Co., Ltd.	580,000	5.00%		2,900	6,249	6,249
Le Soleil KHNP LLC	137,600	19.00%		1,376	1,376	1,376
Ihsung CNI Co., Ltd.	127,660	4.30%		1,500	1,937	1,937
H Robotics Co., Ltd.	903,601	8.05%		4,000	5,639	5,639
Good Tcells Co., Ltd.	11,364	0.33%		500	399	399
IPS Bio Co., Ltd.	1,975	3.13%		1,000	897	897
Nine B Co., Ltd.	5,000	4.96%		1,000	1,000	1,000
Choigang-gujo Co., Ltd.	61	0.45%		6	1	1
Hosungsteel Co., Ltd.	323	0.26%		14	3	3
Uktae IND. Co., Ltd.	140	0.12%		7	1	1
JFC Co., Ltd.	16	0.01%		2	2	2
Hyundai Tech Co., Ltd.	28	0.69%		10	10	10
Daeil Co., Ltd.	301	0.42%		15	2	2
Daehyeon Recycle Co., Ltd.	59	0.61%		12	12	12
Metal Link Inc. Co., Ltd.	709	0.17%		35	4	4
Pipetec Korea Co., Ltd.	50	0.07%		10	1	1
SungJin Tech Co., Ltd.	803	1.20%		24	8	8
Yujin E&C Co., Ltd.	29	0.18%		6	—	—
Daishin Logistics Co., Ltd.	13	0.09%		1	1	1
JinSung Engineering Co., Ltd.	18	0.30%		18	18	18
Yongho Industry Co., Ltd.	157	0.22%		32	1	1
Wow tech Co., Ltd.	369	0.75%		11	11	11
World Power Tech Co., Ltd.	16	0.28%		24	24	24
PBM Auto Co., Ltd.	1,001	1.06%		10	10	10
K2 Motors Co., Ltd.	54	0.28%		1	1	1
CL Tech Co., Ltd.	801	2.25%		40	40	40
Mirae Industry Co., Ltd.	39	0.04%		6	6	6
Gentak Korea Co., Ltd.	301	0.31%		8	8	8
Sungjin Chemical Co., Ltd.	118	0.36%		4	4	4

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2023 and 2022

10.	Financial Assets at Fair Value through Other Comprehensive Income, Continued

(2)	Financial assets at fair value through other comprehensive income as of December 31, 2023 and 2022 are as follows, continued:

In millions of won	2023
	Shares	Ownership	Acquisition cost	Book value	Fair value
LMAT Co., Ltd.	198	0.04%	20	20	20
Poong Lim Industrial Co., Ltd.	25	0.00%	38	38	38
Dae Sung GeoTech Co., Ltd.	631	1.28%	32	32	32
Saeheemang Co., Ltd.	756	0.60%	15	15	15
Vornech Co., Ltd.	431	0.37%	11	2	2
Woojin Formtech Co., Ltd.	76	0.08%	8	1	1
Korea Engineer Manufacturing Co., Ltd.	114	0.26%	6	1	1
Sinwa J&K Co., Ltd.	476	0.28%	5	5	5
Owon E&G Co., Ltd.	132	0.20%	4	4	4
Guseong Co., Ltd.	141	0.20%	3	3	3
Irefarm Co., Ltd.	45	0.30%	3	3	3
Haenarae Agricultural Corp.	15	0.03%	2	2	2
DECO&E Co., Ltd.	1,261	0.00%	2	2	2
Design Beyond Co., Ltd.	17	0.19%	2	2	2
LBK Co., Ltd.	8	0.05%	1	1	1
Duckwon industrial Co., Ltd.	32	0.43%	13	13	13
ASPT Co., Ltd.	64	0.82%	19	19	19
SIMA Co., Ltd.	29	0.05%	3	3	3
Jingkang Resources Co., Ltd.	90	1.57%	13	13	13
Eslin Co., Ltd.	39	0.14%	8	8	8
CIC Tech Co., Ltd.	96	0.54%	10	10	10
Orano Expansion	5,742,405	4.72%	—	—	—
Fourever Co., Ltd.	44	0.10%	4	4	4
Myungil Metal Co., Ltd.	80	0.10%	4	4	4
Daeshin ECM Co., Ltd.	182	0.30%	9	9	9
Greencarbon Co., Ltd.	79	0.06%	1	1	1
Sunkoo Co., Ltd.	4	0.10%	2	2	2
Jians Construction Co., Ltd.	45	0.01%	2	4	4
DH trading Co., Ltd.	891	0.04%	178	—	—
Sangsin Co., Ltd.	29	0.09%	15	15	15
Steel focus Co., Ltd.	154	0.20%	4	4	4
Kamada Korea Co., Ltd.	437	0.33%	22	22	22
Fosys Co., Ltd.	19	0.08%	4	4	4
GB precision Co., Ltd.	137	0.57%	1	1	1
Ewon Art Co., Ltd.	185	0.61%	9	9	9
DI Tech Co., Ltd.	3	0.00%	—	—	—
Hans AD Co., Ltd.	33	0.35%	2	2	2
Chaegim Environment Development Co., Ltd.	158	0.01%	3	3	3
Daesung Stain Co., Ltd.	32	0.32%	2	2	2
YSM Co., Ltd.	281	2.07%	14	14	14
U&I Co., Ltd.	50	0.22%	5	5	5
World One Co., Ltd.	401	0.58%	10	10	10
Yewon Co., Ltd.	24	0.02%	1	—	—
TSNT Co., Ltd.	119	0.00%	24	24	24
Shinsung Tech Co., Ltd.	314	0.01%	16	16	16
Loft Garden Co., Ltd.	1	0.04%	—	—	—
Handon Co., Ltd.	74	0.25%	11	11	11
GH Tech Co., Ltd.	82	0.22%	3	3	3
Daeo Co., Ltd.	13	0.23%	4	4	4
Bokwang Co., Ltd.	76	0.00%	15	15	15
Samkum Industry Co., Ltd.	201	0.48%	40	40	40
Dyntex Korea Co., Ltd.	75	0.28%	15	15	15
Mirae Engineering Co., Ltd.	66	0.15%	1	1	1

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2023 and 2022

10.	Financial Assets at Fair Value through Other Comprehensive Income, Continued

(2)	Financial assets at fair value through other comprehensive income as of December 31, 2023 and 2022 are as follows, continued:

In millions of won	2023
	Shares	Ownership	Acquisition cost		Book value	Fair value
Ilshin Tech Co., Ltd.	36	0.00%	~~W~~	7	7	7
Sukwon Co., Ltd.	2,885	0.59%		29	29	29
Hae-sung Metal Co., Ltd.	159	0.17%		3	3	3
White&Clean Foods Co., Ltd.	330	0.00%		3	3	3
Michang Cable Co., Ltd.	1,096	0.13%		16	16	16
G.M Foods Co., Ltd.	57	0.16%		9	9	9
Wecan Global Inc. Co., Ltd.	165	0.08%		8	8	8
Daeju Steel Co., Ltd.	11	0.20%		1	1	1
Hyundai Glass Co., Ltd.	860	0.83%		43	43	43
MEC Co., Ltd.	16,468	1.17%		41	41	41
Daeyeoneco Co., Ltd.	151	0.00%		15	15	15
Hyesung Cable&Communication Inc.	762	0.39%		38	38	38
Sangjin Co., Ltd.	428	0.35%		21	21	21
Topis Co., Ltd.	246	0.71%		14	14	14
Iksan-guwon Co., Ltd.	563	0.00%		11	11	11
Korea Remicon Co., Ltd.	36	0.03%		5	5	5
New Tech Co., Ltd.	23	0.15%		2	2	2
Segeon Co., Ltd.	124	0.00%		4	4	4
MS Tech Co., Ltd.	9	0.15%		1	1	1
J.I Steel Co., Ltd.	21	0.00%		2	2	2
HNT Co., Ltd.	172	0.00%		9	9	9
Taejin Co., Ltd.	27	0.08%		3	3	3
Macroad Co., Ltd.	953	0.17%		10	10	10
Woongjin Energy Co., Ltd.	94	0.00%		9	9	9
Common Computer Co., Ltd.	3,856	1.64%		1,000	1,154	1,154
Fine Powerex Co., Ltd.	72,633	4.58%		1,500	1,772	1,772
Eunsung Industrial Co., Ltd.	3	0.03%		1	1	1
KPE Co., Ltd.	51	0.19%		13	13	13
Dongbangfarms Co., Ltd.	904	0.55%		41	5	5
Sungdo Pack Co., Ltd.	15	0.06%		1	1	1
Coffeenie Co., Ltd.	2	0.00%		1	1	1
Medi Pharma Plan Co., Ltd.	1,075	0.26%		108	8	8
Woori Ascon Co., Ltd.	25	0.34%		10	10	10
Dong Shin Hydraulies Co., Ltd.	9,460	0.14%		47	47	47
Cheonwoo E.P.S Co., Ltd.	371	1.10%		19	19	19
Koa Tech Co., Ltd.	1,244	0.77%		12	12	12
SKE Cable Co., Ltd.	120	0.08%		6	6	6
Hi Korea Co., Ltd.	1,845	1.94%		185	185	185
Daeheung Engineering Co., Ltd.	65	0.01%		1	1	1
Etapol Co., Ltd.	1,361	0.54%		41	41	41
Yoongwon Korea Co., Ltd. (formerly, Yoongwon International Co., Ltd.)	157	1.47%		31	31	31
Avoh Ceramic&Bath Co., Ltd.	173	0.14%		3	3	3
Dongyang R.P.F. Industrial Co., Ltd.	59	0.03%		2	2	2
Yuil Engineering Co., Ltd.	14	0.03%		1	1	1
Taesan Co., Ltd.	146	0.69%		35	35	35
Seokjin E&T Co., Ltd.	81	0.06%		8	8	8
Agencore Co., Ltd.	175,779	8.32%		2,200	2,200	2,200
SamHong Machinery. EMC Co., Ltd.	476,192	8.98%		5,000	5,000	5,000
Thermo Tec Co., Ltd.	446	0.03%		4	4	4
DaeYang Hydro Co., Ltd.	6	0.02%		1	1	1
SangMoo Steel Co., Ltd.	24	0.04%		2	2	2
Jungin Distribution Co., Ltd.	17	0.00%		3	3	3
TheSun Co., Ltd.	77	0.06%		1	1	1

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2023 and 2022

10.	Financial Assets at Fair Value through Other Comprehensive Income, Continued

(2)	Financial assets at fair value through other comprehensive income as of December 31, 2023 and 2022 are as follows, continued:

In millions of won	2023
	Shares	Ownership	Acquisition cost		Book value	Fair value
Daewoong and Technology Co., Ltd.	423	1.14%	~~W~~	42	42	42
ChoungHwa Precise Co., Ltd.	428	0.08%		43	4	4
Snopa Co., Ltd.	458	0.01%		5	5	5
Aloha Factory Co., Ltd.	2,970	3.70%		1,000	739	739
Dailyshot Co., Ltd.	1,695	1.85%		1,001	1,001	1,001
Samhyup Co., Ltd.	376	0.91%		38	38	38
Gogang Aluminum Co., Ltd.	828	1.52%		41	41	41
Taekwang Paper Board Co., Ltd.	133	0.49%		23	23	23
NY Tech Co., Ltd.	33	0.15%		2	2	2
Dongbang Metal Co., Ltd.	1,985	0.32%		20	20	20
Samwang Co., Ltd.	170	0.25%		17	17	17
Yurim CNF Co., Ltd.	15	0.23%		2	2	2
Guseul Co., Ltd.	89	0.23%		9	9	9
Gaone International Co., Ltd.	54	0.29%		14	14	14
Dongyang Pratech Co., Ltd.	265	1.21%		29	29	29
Samjin Placo Co., Ltd.	661	0.52%		33	33	33
MS Steel Industrial Co., Ltd.	167	0.40%		8	8	8
STS Global Co., Ltd.	9	0.04%		1	1	1
Y Tech Co., Ltd.	855	0.65%		34	34	34
J&J Tech Co.	14	0.22%		1	1	1
Shield Board Co., Ltd.	165	0.15%		3	3	3
SFC International Co., Ltd.	11	0.01%		1	1	1
Hana ITM Inc.	8,443	0.70%		84	84	84
Jeuvis Co., Ltd.	191	0.30%		2	2	2
JBM Co., Ltd.	662	0.34%		20	20	20
Jungwoo Metal Solution Co., Ltd.	27	0.08%		2	2	2
MS Precision Co., Ltd.	220	0.16%		22	22	22
YM Tech Co., Ltd.	2	0.01%		1	1	1
C&C ENG Co., Ltd.	439	1.59%		22	22	22
Daejoo E&G Co., Ltd.	133	0.00%		27	27	27
Taeyoung Precision Co., Ltd.	31	0.22%		1	1	1
Shin Heung Precision Co., Ltd.	93	4.63%		4	4	4
TaeGwang P&C Co., Ltd.	530	0.90%		13	13	13
KyeongGwang Tech Co., Ltd.	244	1.04%		7	7	7
Altron Jeonju Co., Ltd.	34,846	1.34%		697	5	5
SKD Korea Co., Ltd.	40	0.28%		20	20	20
Moohan Enterprise Co., Ltd.	63	0.12%		3	3	3
Value Invest Korea Co., Ltd.	8	0.00%		2	2	2
Beomju Co., Ltd.	1,037	0.60%		42	42	42
C&A Industries Co., Ltd.	42,062	0.26%		21	21	21
Vehicle System Co., Ltd.	225	0.19%		23	23	23
CH Solution Co., Ltd.	1,456	0.16%		4	4	4
HNT Co., Ltd.	8,567	0.09%		9	9	9
Sunquen Co., Ltd.	4	0.01%		—	—	—
Hapdong Co., Ltd.	7,096	1.08%		106	106	106
Shabath Co., Ltd.	48	0.04%		6	6	6
Woori Elec Co., Ltd.	102	0.17%		5	5	5
Dong-Yang Special Casting Co., Ltd.	1,027	0.41%		21	21	21
DYC Co., Ltd.	638	1.73%		96	96	96
Haegang Industry Co., Ltd.	1,687	1.13%		25	25	25
Daone Co., Ltd.	860	0.23%		9	9	9
Yeowoon Co., Ltd.	3	0.00%		—	—	—
Evertrue Co., Ltd.	15	0.00%		—	—	—
Black Materials Co., Ltd.	37,038	8.31%		500	500	500
K Shipbuilding Co., Ltd.	8,622	0.25%		1,078	1,078	1,078
Seohan Food Co., Ltd.	83	0.19%		2	2	2
Andong Trading Corporation Co., Ltd.	42	0.00%		2	2	2
RMK Co., Ltd.	63	0.90%		22	22	22
Shinjin International Corporation Co., Ltd.	4	0.01%		1	1	1

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2023 and 2022

10.	Financial Assets at Fair Value through Other Comprehensive Income, Continued

(2)	Financial assets at fair value through other comprehensive income as of December 31, 2023 and 2022 are as follows, continued:

In millions of won	2023
	Shares	Ownership	Acquisition cost		Book value	Fair value
Asan Wood	6,391	1.03%	~~W~~	64	64	64
Seil Textile Co., Ltd.	16	0.15%		3	3	3
JSL Co., Ltd.	51	0.49%		3	3	3
3i Powergen Inc.	—	15.00%		1,482	—	—
PT. Kedap Sayaaq	671	10.00%		18,540	—	—
Mediquitous Co., Ltd.	5,080	0.64%		1,250	1,250	1,250
Monit Co., Ltd.	166,667	14.29%		1,000	1,000	1,000
Enersys Co., Ltd.	9,763	19.62%		2,050	2,050	2,050
Kalman Co., Ltd.	23,172	10.02%		1,000	1,000	1,000
HiMet Corporation Co., Ltd.	1,754,386	13.93%		5,000	5,000	5,000
Wonil Image Maker Inc.	16	0.04%		—	—	—
Ohbaksa.com Co., Ltd.	52	0.23%		3	3	3
Hanyang Electric Co., Ltd.	918	3.27%		92	92	92
Geumchang Synthetic Fiber Co., Ltd.	119	1.02%		12	12	12
Sung Min Fishery Co., Ltd.	371	0.09%		4	4	4
Dreamfact Co., Ltd.	77	0.10%		3	3	3
Donyworld Co., Ltd.	125	0.68%		10	10	10
Dongsuh Companies Inc.	18	0.23%		2	2	2
Dondodam Co., Ltd.	262	0.34%		13	13	13
Vision Food Co., Ltd.	1,732	1.00%		86	86	86
Aone Metal Co., Ltd.	156	0.89%		16	16	16
Ecoplus Co., Ltd.	2,786	0.91%		3	3	3
Libechen Co., Ltd.	151	0.13%		8	8	8
Hongin Co., Ltd.	18	0.03%		5	5	5
Bolim Co., Ltd.	37	0.10%		5	5	5
Neo Life Co., Ltd.	19	0.04%		—	—	—
Daehong Industry Co., Ltd.	1,152	1.01%		85	85	85
T-Eng Co., Ltd.	123	1.05%		25	25	25
Badanuri	8	0.10%		2	2	2
Daeyoung Co., Ltd.	178	0.56%		63	63	63
Ki Soo Precision Co., Ltd.	325	0.44%		98	98	98
DNGV	5,516	0.14%		11	11	11
BJ Korea	446	0.81%		40	40	40
R&S Co., Ltd.	291	0.61%		4	4	4
Daekyoung Co., Ltd.	85	0.66%		17	17	17
Gunsan Bio Energy Co., Ltd. (*4)	200,000	18.87%		1,000	—	—

				295,618	212,762	212,762

Debt securities (*1)
Aron Flying Ship Co., Ltd.	—	—		491	547	547
Ino Platech Co., Ltd.	—	—		1,080	1,080	1,080
Daebon Tech Co., Ltd.	—	—		3,000	3,000	3,000

				4,571	4,627	4,627

			~~W~~	625,409	502,443	502,443

(*1)	The Group used initial cost as their fair value because there was not enough information to determine fair value, and the range of the estimated fair value is wide.
(*2)

The Group has estimated the fair value of Set Holding by using the discounted cash flow method and has recognized the difference between its fair value and book value as gain or loss on valuation of financial assets at FVOCI in other comprehensive income or loss during the year ended December 31, 2023.

(*3)

The shares were acquired through an equity-to-equity conversion during the year ended December 31, 2023, in accordance with the corporate rehabilitation procedures of BDI Co., Ltd.. Since the Group does not have significant influence until the end of the corporate rehabilitation procedures, the Group classified the investment shares as financial assets at fair value through other comprehensive income.

(*4)

Bankruptcy was declared during the year ended December 31, 2023. The Group cannot hold significant influence due to the appointment of a bankruptcy trustee, so the entity was reclassified as financial assets at fair value through other comprehensive income.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2023 and 2022

10.	Financial Assets at Fair Value through Other Comprehensive Income, Continued

(2)	Financial assets at fair value through other comprehensive income as of December 31, 2023 and 2022 are as follows, continued:

In millions of won	2022
	Shares	Ownership	Acquisition cost		Book value	Fair value
Listed
Korea District Heating Corp.	2,264,068	19.55%	~~W~~	173,201	64,526	64,526
KG Mobility Co., Ltd. (formerly, Ssangyong Motor Co., Ltd.)	12,205	0.03%		428	107	107
SM Korea Line Corp.	180	0.00%		1	—	—
Namkwang Engineering & Construction Co., Ltd.	121	0.00%		15	0	0
Bumyang Construction Co., Ltd.	35	0.00%		2	—	—
ELCOMTEC Co., Ltd.	32,875	0.04%		217	34	34
PAN Ocean Co., Ltd.	1,492	0.00%		14	9	9
STX Heavy Industries Co., Ltd.	7,419	0.03%		107	54	54
Codes Combine Co., Ltd.	291	0.00%		1	1	1
PT Adaro Energy Tbk.	480,000,000	1.50%		65,028	149,503	149,503
Denison Mines Corp.	58,284,000	7.09%		84,134	84,502	84,502
Fission Uranium Corp.	100,000	1.73%		41	75	75
SangSangin Industry Co., Ltd.	5,831	0.01%		38	3	3
Vitzosys Co., Ltd.	399	0.00%		2	—	—
EMnI Co., Ltd.	628	0.00%		25	3	3
Vissem electronics, Co., Ltd.	229	0.00%		11	1	1
KC Industry Co., Ltd.	139	0.00%		6	—	—
Ihsung CNI Co., Ltd.	142,860	4.81%		1,500	1,229	1,229
Aone Alform Co., Ltd.	2,672	0.04%		19	10	10

				324,790	300,057	300,057

Unlisted (*1)
Intellectual Discovery Co., Ltd.	200,000	6.00%	~~W~~	5,000	954	954
Hwan Young Steel Co., Ltd.	10,916	0.14%		1,092	97	97
SAMBO AUTO. Co., Ltd.	15,066	0.02%		38	38	38
Mobo Co., Ltd.	504	0.00%		14	14	14
Dae Kwang Semiconductor Co., Ltd.	589	0.07%		6	6	6
Sanbon Department Store	828	0.01%		124	3	3
Miju Steel Mfg. Co., Ltd.	1,097	0.23%		50	50	50
Sungwon Co., Ltd.	117	0.07%		29	29	29
IMHWA Corp.	329	0.11%		5	5	5
DALIM Special Vehicle Co., Ltd.	58	0.08%		10	10	10
Altron Jeonju Co., Ltd.	34,846	1.34%		697	5	5
Moonkyung Silica Co., Ltd.	42	0.56%		—	—	—
Sungkwang Timber Co., Ltd.	3	0.08%		5	5	5
KS Remicon Co., Ltd.	12	0.04%		3	3	3
Joongang Platec Co., Ltd.	3,591	0.75%		72	35	35
Pyungsan SI Co., Ltd.	434	0.01%		4	4	4
Samgong Development Co., Ltd.	12	0.01%		7	7	7
Joongang Development Co., Ltd.	540	0.12%		8	8	8
Newasia Co., Ltd. (formerly, AJS Co., Ltd.)	12,906	0.23%		32	32	32
MSE Co., Ltd.	429	0.13%		9	9	9
Ilrim Nano Tec Co., Ltd.	1,520	0.07%		15	15	15
Ilsuk Co., Ltd.	152	0.17%		10	10	10
Zyle Daewoo Motor Sales Co., Ltd.	22	0.00%		—	—	—
Daewoo Development Co., Ltd.	8	0.00%		—	—	—
Seyang Inc.	537	0.05%		27	30	30
Seungri Enterprise Co., Ltd.	93	0.05%		3	3	3
Shin-E P&C Co., Ltd.	1,569	0.64%		110	2	2
Ejung Ad Co., Ltd.	132	0.09%		3	3	3
Solvus Co., Ltd.	1,056	0.04%		3	3	3
Myung Co., Ltd.	89	0.05%		2	2	2

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2023 and 2022

10.	Financial Assets at Fair Value through Other Comprehensive Income, Continued

(2)	Financial assets at fair value through other comprehensive income as of December 31, 2023 and 2022 are as follows, continued:

In millions of won	2022
	Shares	Ownership	Acquisition cost		Book value	Fair value
Biwang Industry Co., Ltd.	406	0.04%	~~W~~	2	2	2
Young Sung Co., Ltd.	89	0.40%		26	26	26
Yuil Industrial Electronics Co., Ltd.	804	0.32%		15	15	15
Woojin Industry Corporation	3	0.00%		16	16	16
Kwang Sung Industry Co., Ltd.	325	0.35%		7	7	7
Futech Mold Co., Ltd.	274	0.27%		14	14	14
Woojoo Environment Ind. Co., Ltd.	101	0.11%		13	13	13
Hyungji Esquire Co., Ltd.	61	0.02%		22	22	22
Morado Co., Ltd.	209	0.04%		2	2	2
Myung Sung Tex Co., Ltd.	20	0.00%		2	2	2
Kwang Sung Co., Ltd.	610	0.53%		31	31	31
Seen Business and Technology co., Ltd.	29,424	0.73%		148	7	7
Woobang Construction Co., Ltd.	8	0.00%		8	8	8
Shin Pyung Co., Ltd.	6	0.03%		3	3	3
JMC Heavy Industries Co., Ltd.	2,724	0.10%		27	2	2
Najin Steel Co., Ltd.	37	0.06%		5	5	5
Sinkwang Industry Co., Ltd.	1,091	1.68%		5	5	5
Elephant & Friends Co., Ltd.	563	0.61%		3	3	3
Mireco Co., Ltd.	109	0.25%		11	11	11
L&K Industry Co., Ltd.	1,615	0.60%		24	24	24
JO Tech Co., Ltd.	1,263	0.62%		25	25	25
Kendae Printing Co., Ltd.	422	0.60%		21	21	21
Dauning Co., Ltd.	231	0.41%		6	6	6
Korea Trecision Co., Ltd.	22	0.45%		5	5	5
Hurim Biocell Co., Ltd.	1,021	0.00%		5	5	5
Smart Power Co., Ltd.	133,333	4.14%		200	200	200
Sunjin Power Tech Co., Ltd.	4,941	0.92%		247	32	32
Beer Yeast Korea Inc.	1,388	0.43%		7	7	7
B CON Co., Ltd.	96	1.16%		6	6	6
Ace Integration Co., Ltd.	105	0.09%		24	24	24
AceInti Agricultural Co., Ltd.	16	0.02%		5	5	5
KyungDong Co., Ltd.	130	0.01%		1	1	1
ChunWon Development Co., Ltd.	193	0.19%		39	39	39
SungLim Industrial Co., Ltd.	29	0.03%		1	1	1
Korea Minerals Co., Ltd.	191	0.05%		134	1	1
HyoDong Development Co., Ltd.	128	0.16%		25	1	1
JoHyun Co., Ltd.	350	1.56%		18	18	18
KC Co., Ltd.	5,107	0.17%		26	26	26
SeongJi Industrial Co., Ltd.	41	0.05%		1	1	1
Seyang Precision Ind.Co., Ltd.	829	0.23%		41	41	41
Dooriwon Food System Co., Ltd.	13	0.27%		1	1	1
Sung Kwang Co., Ltd.	23	0.37%		6	6	6
Shinheung petrol. Co., Ltd.	699	0.14%		35	35	35
Force TEC Co., Ltd.	3,501	0.02%		18	18	18
Samsung Tech Co., Ltd.	486	1.28%		97	36	36
Younil Metal Co., Ltd.	41	0.21%		21	21	21
Sevenvalley JC (formerly, CJ Paradise Co., Ltd.)	24	0.02%		12	12	12
Han Young Technology Company Co., Ltd.	35	0.00%		—	—	—
Ptotronics Co., Ltd.	843	0.42%		84	6	6
NFT Co., Ltd.	136	0.40%		8	8	8
Hyundaitech Co., Ltd.	1,363	0.87%		27	27	27
Dasan Material Co., Ltd.	29	0.04%		22	22	22
Fish World Co., Ltd.	47	0.21%		2	2	2

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2023 and 2022

10.	Financial Assets at Fair Value through Other Comprehensive Income, Continued

(2)	Financial assets at fair value through other comprehensive income as of December 31, 2023 and 2022 are as follows, continued:

In millions of won	2022
	Shares	Ownership	Acquisition cost		Book value	Fair value
SG Shinsung Engineering and Construction Co., Ltd.	10	0.00%	~~W~~	6	—	—
Samdo Industry Electric Co.,Ltd.	48	0.02%		1	1	1
Taejung Industries Co.,Ltd.	9,268	0.30%		5	5	5
Shinsei Trading Co., Ltd.	64	0.72%		6	6	6
Dynamic Co., Ltd.	111	0.19%		3	3	3
Green Alchemy Co.,Ltd.	38,202	1.48%		191	17	17
Youone TBM Engineering & Construction Co., Ltd.	615	0.27%		31	31	31
KM Leatech Co., Ltd.	1,648	0.98%		8	8	8
Semist Co.,Ltd.	555	0.80%		3	3	3
Sewon Bus Co.,Ltd.	12	0.00%		—	—	—
Enertec Co., Ltd.	7,937	0.19%		44	44	44
Sangji Co., Ltd.	20	0.26%		4	4	4
Bellie Doughnuts Co., Ltd.	169	0.19%		10	10	10
AIRTECH Information communication Co., Ltd.	2,379	0.60%		12	12	12
Kiscom Co., Ltd.	1,493	0.04%		1	1	1
Set Holding (*2)	1,100,220	2.50%		229,255	163,580	163,580
Choheung packing Co.,Ltd.	61	0.13%		12	12	12
Jaewoo Co., Ltd.	359	0.24%		11	11	11
Wooyang HC Co., Ltd.	1,375	0.01%		159	13	13
TheYeonriji Co., Ltd.	116	0.10%		6	6	6
Flusys Co., Ltd.	9	0.08%		2	2	2
DongSeo Electronics Co., Ltd.	347	0.07%		17	17	17
Daewoo Display Co., Ltd.	177	0.03%		5	5	5
NTS Co., Ltd.	143	0.22%		36	36	36
AID CO., Ltd.	1,212	0.57%		36	36	36
Changwon Eco-friendly farming Corp.	3	0.01%		—	—	—
Kumo Hitech Co., Ltd.	6,697	0.53%		100	32	32
Kyung Pyo Industry Co., Ltd.	186	0.76%		19	19	19
Doosung Heavy Industries Co., Ltd.	53	0.06%		5	5	5
Samjoo Hightech Co., Ltd.	522	0.08%		3	3	3
Samkwang Chemical Co., Ltd.	204	1.27%		51	51	51
Shinseung Chemical Industy Co., Ltd.	5	0.01%		60	—	—
KJ Alloy Co., Ltd.	368	0.20%		7	7	7
SM Hi-tech Co., Ltd.	22	0.39%		22	22	22
Puruen Environment Co., Ltd.	967	1.34%		19	19	19
Miretech Co., Ltd.	9,111	0.27%		18	18	18
Sejin Hightech Co., Ltd.	17,980	0.16%		18	18	18
Eun Sung Enterprise Co., Ltd.	1,131	0.72%		17	17	17
Shinyoung Textiles Co., Ltd.	523	1.01%		52	23	23
Ilwoo Steel Co., Ltd.	41	0.28%		17	17	17
Dong-un Tech Co., Ltd.	1,159	6.28%		81	34	34
Wongwang Door Corp.	575	1.00%		29	29	29
Mansu Co.,Ltd.	344	0.25%		15	15	15
Eanskorea Co., Ltd.	39	0.05%		2	2	2
Youngdongseafood Co., Ltd.	165	0.33%		8	8	8
Hyunwoo Winstar Co., Ltd.	1	0.00%		—	—	—
Sungchang Tech Co., Ltd.	159	0.31%		19	19	19
Yuchang Industry Co., Ltd.	90	0.11%		5	5	5
Jeongpum Co., Ltd.	322	0.35%		16	16	16
Korea Steel Power Co., Ltd.	2,761	1.88%		55	2	2
Amanex Co., Ltd.	10	0.02%		9	9	9
Dae-A Leisure Co., Ltd.	23	0.00%		4	4	4
Caffe Bene Co.,Ltd.	1,908	0.03%		9	9	9
Shinjin International Corp.	4	0.01%		1	1	1

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2023 and 2022

10.	Financial Assets at Fair Value through Other Comprehensive Income, Continued

(2)	Financial assets at fair value through other comprehensive income as of December 31, 2023 and 2022 are as follows, continued:

In millions of won	2022
	Shares	Ownership	Acquisition cost		Book value	Fair value
Packaging Co., Ltd.	4,329	3.02%	~~W~~	22	22	22
Donglim Eng Co., Ltd.	26	0.11%		3	3	3
SIP Co., Ltd.	274	0.55%		7	7	7
Clizen Co., Ltd.	615	0.34%		31	31	31
Daeji Product Co., Ltd.	15	0.05%		1	—	—
SSET Co., Ltd.	181	0.30%		18	18	18
Sewon PM Tech Co., Ltd.	963	1.11%		48	48	48
Dawon Yuhwa Co., Ltd.	506	1.94%		25	25	25
Ogokbaekkwa Co., Ltd.	101	0.12%		1	1	1
Ewon materials Co., Ltd. (formerly, Shinwoo Toptech Co., Ltd.)	834	0.51%		83	6	6
KMLC Co., Ltd.	281	0.14%		22	22	22
Seinfood Co., Ltd.	13	0.17%		7	7	7
TaeSung Eco-Tech. Co., Ltd.	1,368	4.55%		34	34	34
Kukex Inc.	639	0.05%		3	3	3
Youngshin Plus Co., Ltd.	104	0.12%		5	5	5
Chang won Engineering Co., Ltd.	22	0.00%		4	4	4
Samsung Silup Co., Ltd.	47	0.19%		5	5	5
Samwon Bio Tech Co., Ltd.	390	0.25%		6	6	6
IZU KOREA Co., Ltd.	48	0.00%		2	2	2
Dongdo CNP Co., Ltd.	234	0.36%		6	6	6
Dae Bang Industry Co.,Ltd.	115	0.13%		6	6	6
S.I.T. Co.,Ltd.	2,213	0.44%		22	22	22
Taejin Hiech Co., Ltd.	78	0.26%		3	3	3
Headone Co.,Ltd.	69	0.12%		7	7	7
E-Won Solutech Co., Ltd.	158	0.16%		40	40	40
KPL Circuit Co., Ltd.	283	0.08%		14	14	14
Road Solar Co., Ltd.	12	0.00%		—	—	—
Han Mi Flexible Co.,Ltd.	143	0.20%		43	43	43
Millennium PNT Co., Ltd.	227	0.37%		6	6	6
GN Chem Co., Ltd.	40	0.07%		1	1	1
Dae Myung Co., Ltd.	114	0.08%		3	3	3
Nanomicart Co., Ltd.	176	1.06%		35	35	35
Young San Heavy Industries Co., Ltd.	74	0.11%		7	7	7
Samchungwon Co., Ltd.	15	0.24%		2	2	2
Wooyang Frozen Foods Co., Ltd.	66	0.82%		27	27	27
Nanomic Co., Ltd.	94	0.63%		38	38	38
Samsung Nonferrous Metal Co., Ltd.	89	0.26%		9	9	9
Daewha Fuel Pump Ind., Ltd.	83	0.05%		10	10	10
Addies Direct Co., Ltd.	1	0.00%		—	—	—
WorldCnM Inc.	131	1.09%		10	10	10
Superone Co., Ltd.	1,585	1.45%		8	8	8
Buyoung Panji Co., Ltd.	478	0.44%		12	12	12
International Paint Korea Co., Ltd.	111	0.48%		11	11	11
EI Lighting Co., Ltd.	358	0.36%		18	18	18
Hightech Mnp Co., Ltd.	123	0.35%		6	6	6
Yooseung Co., Ltd.	10	0.08%		1	1	1
Sungkwang Co., Ltd.	48	0.35%		2	2	2
Taeyang gasteel Co., Ltd.	8	0.02%		1	1	1
Ajin KSB Co., Ltd.	204	0.31%		18	18	18
Sewon Ceramic Co., Ltd.	530	1.01%		5	5	5
Choyang Tech Co., Ltd.	465	1.01%		23	23	23
TK Co., Ltd.	307	0.70%		15	15	15
Arari Co., Ltd.	14	0.05%		1	1	1

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2023 and 2022

10.	Financial Assets at Fair Value through Other Comprehensive Income, Continued

(2)	Financial assets at fair value through other comprehensive income as of December 31, 2023 and 2022 are as follows, continued:

In millions of won	2022
	Shares	Ownership	Acquisition cost		Book value	Fair value
C&S Corporation Co., Ltd.	1,304	0.01%	~~W~~	13	13	13
Global The One of Korea Co., Ltd.	62	0.06%		3	3	3
Steellife Co., Ltd.	85	0.06%		4	4	4
D&C Castech Co., Ltd.	330	1.89%		25	25	25
Geumhan Co., Ltd.	498	0.24%		7	7	7
Mokgan Co., Ltd.	5	0.02%		1	1	1
Wenex Co., Ltd.	373	0.53%		19	19	19
Sulim Co., Ltd.	30	0.20%		6	6	6
Shinkwang Engineering	24	0.36%		2	2	2
Ek Cookware Co., Ltd.	60	0.04%		1	1	1
KTTW Co., Ltd.	28	0.05%		2	2	2
Avajar Co., Ltd.	1,061	0.01%		1	1	1
Woosung I.B. Co.,Ltd.	7,071	0.07%		14	14	14
CAP Korea Co., Ltd.	16	0.30%		3	3	3
MSM Co., Ltd.	25	0.08%		—	—	—
Ddpopstyle Co., Ltd.	22	0.14%		1	1	1
Finemetal Co., Ltd.	49	0.08%		1	1	1
Sungkyeong Co., Ltd.	52	0.24%		2	2	2
RMK Co., Ltd.	63	0.90%		22	22	22
Newko Co., Ltd.	331	0.06%		10	10	10
Dongsung Mulsan Co., Ltd.	137	0.34%		14	14	14
Pizzakorea Co., Ltd.	42	0.18%		9	9	9
Geumdani Co., Ltd.	2,377	1.82%		36	36	36
Mezzanine I-pack Co., Ltd.	38	0.02%		1	1	1
Ltop Co., Ltd.	36	0.06%		7	7	7
Simile Aluminium Co., Ltd.	428	0.31%		9	9	9
GT Tooling Co., Ltd.	604	0.17%		6	6	6
Team Korea Co., Ltd.	4,782	0.37%		24	24	24
Donghwa TCA Co., Ltd.	1,012	0.30%		25	25	25
Hankook Piaget Co., Ltd.	4	0.01%		1	1	1
Coco Food Co., Ltd.	648	1.24%		33	33	33
Woori Industry Co., Ltd.	102	1.05%		21	21	21
Ssangyong Youngweol Plant Service&Engineering Co., Ltd.	83	0.07%		4	1	1
SH Co., Ltd.	39	0.20%		8	8	8
Daeyoung Co., Ltd.	75	0.01%		8	8	8
Chandown Food Co., Ltd.	46	0.14%		9	9	9
Getron Co., Ltd.	7,259	0.20%		37	4	4
Jungmun Co., Ltd.	19	0.26%		2	2	2
Andong Trading Corporation Co., Ltd.	42	0.00%		2	2	2
JM Tech Co., Ltd.	403	0.67%		82	10	10
SGC Energy Co., Ltd.	580,000	5.00%		2,900	7,856	7,856
Le Soleil KHNP LLC	137,600	19.00%		1,376	1,376	1,376
Ihsung CNI Co., Ltd.	127,660	4.30%		1,500	2,016	2,016
H Robotics Co., Ltd.	903,601	8.05%		4,000	5,638	5,638
Good Tcells Co., Ltd.	11,364	0.34%		500	347	347
IPS Bio Co., Ltd.	1,975	3.13%		1,000	843	843
Nine B Co., Ltd.	5,000	4.96%		1,000	1,000	1,000

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2023 and 2022

10.	Financial Assets at Fair Value through Other Comprehensive Income, Continued

(2)	Financial assets at fair value through other comprehensive income as of December 31, 2023 and 2022 are as follows, continued:

In millions of won	2022
	Shares	Ownership	Acquisition cost		Book value	Fair value
Choigang-gujo Co., Ltd.	61	0.45%	~~W~~	6	1	1
Youngheung Industry Co., Ltd.	101	0.05%		5	1	1
Hosungsteel Co., Ltd.	323	0.26%		14	3	3
Uktae IND. Co., Ltd.	140	0.12%		7	1	1
JFC Co., Ltd.	16	0.01%		2	2	2
Hyundai Tech Co., Ltd.	28	0.69%		10	10	10
Daeil Co., Ltd.	301	0.42%		15	2	2
Seohan Food Co., Ltd.	83	0.19%		2	2	2
Daehyeon Recycle Co., Ltd.	59	0.61%		12	12	12
Metal Link Inc. Co., Ltd.	709	0.17%		35	4	4
Pipetec Korea Co., Ltd.	50	0.07%		10	1	1
SungJin Tech Co., Ltd.	803	1.20%		24	8	8
Yujin E&C Co., Ltd.	29	0.18%		6	—	—
Daishin Logistics Co., Ltd.	13	0.09%		1	1	1
JinSung Engineering Co., Ltd.	18	0.30%		18	18	18
Yongho Industry Co., Ltd.	157	0.22%		32	1	1
Wow tech Co., Ltd.	369	0.75%		11	11	11
World Power Tech Co., Ltd.	16	0.28%		24	24	24
PBM Auto Co., Ltd.	1,001	1.06%		10	10	10
K2 Motors Co., Ltd.	54	0.28%		1	1	1
CL Tech Co., Ltd.	801	2.25%		40	40	40
Mirae Industry Co., Ltd.	39	0.04%		6	6	6
Gentak Korea Co., Ltd.	301	0.31%		8	8	8
Sungjin Chemical Co., Ltd.	118	0.36%		4	4	4
LMAT Co., Ltd.	198	0.04%		20	20	20
Poong Lim Industrial Co., Ltd.	25	0.00%		38	38	38
Dae Sung GeoTech Co., Ltd.	631	1.28%		32	32	32
Saeheemang Co., Ltd.	756	0.60%		15	15	15
Hakbong Precision Co., Ltd.	1,460	1.18%		15	15	15
Vornech Co., Ltd.	431	0.37%		11	2	2
Woojin Formtech Co., Ltd.	76	0.08%		8	1	1
Korea Engineer Manufacturing Co., Ltd.	114	0.26%		6	1	1
Sinwa J&K Co., Ltd.	476	0.28%		5	5	5
Owon E&G Co., Ltd.	132	0.20%		4	4	4
Guseong Co., Ltd.	141	0.20%		3	3	3
Irefarm Co., Ltd.	45	0.30%		3	3	3
Nam-hae E&C Co., Ltd.	117	0.10%		2	2	2
Haenarae Agricultural Corp.	15	0.03%		2	2	2
DECO&E Co., Ltd.	1,261	0.00%		2	2	2
Design Beyond Co., Ltd.	17	0.19%		2	2	2
LBK Co., Ltd.	8	0.05%		1	1	1
Duckwon industrial Co., Ltd.	32	0.43%		13	13	13
ASPT Co., Ltd.	64	0.82%		19	19	19
SIMA Co., Ltd.	29	0.05%		3	3	3
Jingkang Resources Co., Ltd.	90	1.57%		13	13	13
Eslin Co., Ltd.	39	0.14%		8	8	8
Shinwon Co., Ltd.	275	0.42%		19	19	19
CIC Tech Co., Ltd.	96	0.54%		10	10	10

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2023 and 2022

10.	Financial Assets at Fair Value through Other Comprehensive Income, Continued

(2)	Financial assets at fair value through other comprehensive income as of December 31, 2023 and 2022 are as follows, continued:

In millions of won	2022
	Shares	Ownership	Acquisition cost		Book value	Fair value
Orano Expansion	5,742,405	4.72%	~~W~~	—	—	—
Fourever Co., Ltd.	44	0.10%		4	4	4
Myungil Metal Co., Ltd.	80	0.10%		4	4	4
Daeshin ECM Co., Ltd.	182	0.30%		9	9	9
Greencarbon Co., Ltd.	79	0.06%		1	1	1
Sunkoo Co., Ltd.	4	0.10%		2	2	2
Jians Construction Co., Ltd.	45	0.01%		2	4	4
DH trading Co., Ltd.	891	0.04%		178	—	—
Sangsin Co., Ltd.	29	0.09%		15	15	15
Steel focus Co., Ltd.	154	0.20%		4	4	4
Kamada Korea Co., Ltd.	437	0.33%		22	22	22
Fosys Co., Ltd.	19	0.08%		4	4	4
GB precision Co., Ltd.	137	0.57%		1	1	1
Ewon Art Co., Ltd.	185	0.61%		9	9	9
DI Tech Co., Ltd.	3	0.00%		—	—	—
Hans AD Co., Ltd.	33	0.35%		2	2	2
Chaegim Environment Development Co., Ltd.	158	0.01%		3	3	3
Daesung Stain Co., Ltd.	32	0.32%		2	2	2
YSM Co., Ltd.	281	2.07%		14	14	14
Dong In Industry Co., Ltd.	65	0.13%		3	3	3
U&I Co., Ltd.	50	0.22%		5	5	5
World One Co., Ltd.	401	0.58%		10	10	10
Yewon Co., Ltd.	24	0.02%		1	—	—
TSNT Co., Ltd.	119	0.00%		24	24	24
Shinsung Tech Co., Ltd.	314	0.01%		16	16	16
JSL Co., Ltd.	51	0.49%		3	3	3
Loft Garden Co., Ltd.	1	0.04%		—	—	—
Handon Co., Ltd.	74	0.25%		11	11	11
GH Tech Co., Ltd.	82	0.22%		3	3	3
Daeo Co., Ltd.	13	0.23%		4	4	4
Bokwang Co., Ltd.	76	0.00%		15	15	15
Samkum Industry Co., Ltd.	201	0.48%		40	40	40
Dyntex Korea Co., Ltd.	75	0.28%		15	15	15
Mirae Engineering Co., Ltd.	66	0.15%		1	1	1
Mideumeul-juneun-namu Co., Ltd.	119	0.53%		6	6	6
Seil Textile Co., Ltd.	16	0.15%		3	3	3
Ilshin Tech Co., Ltd.	36	0.00%		7	7	7
Magtec Co., Ltd.	28	0.00%		6	6	6
Sukwon Co., Ltd.	2,885	0.59%		29	29	29
Hae-sung Metal Co., Ltd.	159	0.17%		3	3	3
White&Clean Foods Co., Ltd.	330	0.00%		3	3	3
Michang Cable Co., Ltd.	1,096	0.26%		16	16	16
G.M Foods Co., Ltd.	57	0.16%		9	9	9
Wecan Global Inc. Co., Ltd.	165	0.08%		8	8	8
Daeju Steel Co., Ltd.	11	0.20%		1	1	1
Hyundai Glass Co., Ltd.	860	0.83%		43	43	43
MEC Co., Ltd.	16,468	1.17%		41	41	41
Daeyeoneco Co., Ltd.	151	0.00%		15	15	15
Hyesung Cable&Communication Inc.	762	0.39%		38	38	38
Sangjin Co., Ltd.	428	0.35%		21	21	21
Topis Co., Ltd.	246	0.71%		14	14	14

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2023 and 2022

10.	Financial Assets at Fair Value through Other Comprehensive Income, Continued

(2)	Financial assets at fair value through other comprehensive income as of December 31, 2023 and 2022 are as follows, continued:

In millions of won	2022
	Shares	Ownership	Acquisition cost		Book value	Fair value
G&L Tech Co., Ltd.	2	0.06%	~~W~~	—	—	—
Cheonhae Co., Ltd.	72	0.00%		2	2	2
Iksan-guwon Co., Ltd.	563	0.00%		11	11	11
Korea Remicon Co., Ltd.	36	0.03%		5	5	5
New Tech Co., Ltd.	23	0.15%		2	2	2
Segeon Co., Ltd.	124	0.00%		4	4	4
MS Tech Co., Ltd.	9	0.15%		1	1	1
J.I Steel Co., Ltd.	21	0.00%		2	2	2
HNT Co., Ltd.	172	0.00%		9	9	9
Taejin Co., Ltd.	27	0.08%		3	3	3
Macroad Co., Ltd.	953	0.17%		10	10	10
Woongjin Energy Co., Ltd.	94	0.00%		9	9	9
Electric Contractors’ Financial Cooperative Co., Ltd.	—	—		39	39	39
Information&Communication Financial Cooperative Co., Ltd.	—	—		15	15	15
Common Computer Co., Ltd.	3,856	1.87%		1,000	1,000	1,000
Fine Powerex Co., Ltd.	72,633	4.92%		1,500	1,500	1,500
Eunsung Industrial Co., Ltd.	3	0.03%		1	1	1
KPE Co., Ltd.	51	0.19%		13	13	13
Dongbangfarms Co., Ltd.	904	0.55%		41	5	5
Sungdo Pack Co., Ltd.	15	0.06%		1	1	1
Coffeenie Co., Ltd.	2	0.00%		1	1	1
Medi Pharma Plan Co., Ltd.	1,075	0.26%		108	8	8
Woori Ascon Co., Ltd.	25	0.34%		10	10	10
Dong Shin Hydraulies Co., Ltd.	9,460	0.14%		47	47	47
Cheonwoo E.P.S Co., Ltd.	371	1.10%		19	19	19
Koa Tech Co., Ltd.	1,244	0.77%		12	12	12
Jinwoo Textile Co., Ltd.	91	0.68%		9	9	9
SKE Cable Co., Ltd.	120	0.08%		6	6	6
Hi Korea Co., Ltd.	1,845	1.94%		185	185	185
Daeheung Engineering Co., Ltd.	65	0.01%		1	1	1
Etapol Co., Ltd.	1,361	0.54%		41	41	41
Yoongwon Korea Co., Ltd. (formerly, Yoongwon International Co., Ltd.)	157	1.47%		31	31	31
Avoh Ceramic&Bath Co., Ltd.	173	0.14%		3	3	3
Dongyang R.P.F. Industrial Co., Ltd.	59	0.03%		2	2	2
Yuil Engineering Co., Ltd.	14	0.03%		1	1	1
Taesan Co., Ltd.	146	0.69%		35	35	35
Jico Co., Ltd.	10,581	0.01%		26	26	26
K Shipbuilding Co., Ltd.	8,622	0.25%		1,078	1,078	1,078
Seokjin E&T Co., Ltd.	81	0.06%		8	8	8
Agencore Co., Ltd.	104,350	5.67%		1,200	1,200	1,200
SamHong Machinery. EMC Co., Ltd.	476,192	19.23%		5,000	5,000	5,000
Thermo Tec Co., Ltd.	446	0.03%		4	4	4
DaeYang Hydro Co., Ltd.	6	0.02%		1	1	1
SangMoo Steel Co., Ltd.	24	0.04%		2	2	2
Jungin Distribution Co., Ltd.	17	0.00%		3	3	3
TheSun Co., Ltd.	77	0.06%		1	1	1
Daedong Co., Ltd.	176	0.33%		18	18	18
Daewoong and Technology Co., Ltd.	423	1.14%		42	42	42
Ebadom Co., Ltd.	361	0.21%		58	58	58
ChoungHwa Precise Co., Ltd.	428	0.08%		43	4	4
Snopa Co., Ltd.	458	0.01%		5	5	5
Aloha Factory Co., Ltd.	2,970	3.61%		1,000	1,000	1,000
Dailyshot Co., Ltd.	339	1.85%		1,001	1,001	1,001

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2023 and 2022

10.	Financial Assets at Fair Value through Other Comprehensive Income, Continued

(2)	Financial assets at fair value through other comprehensive income as of December 31, 2023 and 2022 are as follows, continued:

In millions of won	2022
	Shares	Ownership	Acquisition cost		Book value	Fair value
Mediquitous Co., Ltd.	5,080	0.69%	~~W~~	1,250	1,250	1,250
SKD Korea Co., Ltd.	40	0.28%		20	20	20
Samhyup Co., Ltd.	376	0.91%		38	38	38
Gogang Aluminum Co., Ltd.	828	1.52%		41	41	41
Taekwang Paper Board Co., Ltd.	133	0.49%		23	23	23
NY Tech Co., Ltd.	33	0.15%		2	2	2
Sekwang Precision Co., Ltd.	394	0.84%		79	79	79
Dongbang Metal Co., Ltd.	1,985	0.32%		20	20	20
Samwang Co., Ltd.	170	0.25%		17	17	17
Yurim CNF Co., Ltd.	15	0.23%		2	2	2
Guseul Co., Ltd.	89	0.23%		9	9	9
Gaone International Co., Ltd.	54	0.29%		14	14	14
Daekwang Forging Co., Ltd.	1,298	1.99%		130	130	130
Dongyang Pratech Co., Ltd.	265	1.21%		29	29	29
Samjin Placo Co., Ltd.	661	0.52%		33	33	33
MS Steel Industrial Co., Ltd.	167	0.40%		8	8	8
STS Global Co., Ltd.	9	0.04%		1	1	1
Y Tech Co., Ltd.	855	0.65%		34	34	34
CK Industry Co., Ltd.	4,178	7.54%		167	167	167
J&J Tech Co.	14	0.22%		1	1	1
Shield Board Co., Ltd.	165	0.15%		3	3	3
SFC International Co., Ltd.	11	0.01%		1	1	1
Korea Ocean Machinery & Technology Co.,Ltd.	763	0.45%		76	76	76
Hana ITM Inc.	8,443	0.70%		84	84	84
Jeuvis Co., Ltd.	191	0.30%		2	2	2
JBM Co., Ltd.	662	0.34%		20	20	20
Jungwoo Metal Solution Co., Ltd.	27	0.08%		2	2	2
MS Precision Co., Ltd.	220	0.16%		22	22	22
YM Tech Co., Ltd.	2	0.01%		1	1	1
C&C ENG Co., Ltd.	439	1.59%		22	22	22
Minjin Co., Ltd.	24	0.01%		1	1	1
Daejoo E&G Co., Ltd.	133	0.00%		27	27	27
Taeyoung Precision Co., Ltd.	31	0.22%		1	1	1
Shin Heung Precision Co., Ltd.	93	4.63%		4	4	4
TaeGwang P&C Co., Ltd.	530	0.90%		13	13	13
KyeongGwang Tech Co.,Ltd.	244	1.04%		7	7	7

				269,065	202,243	202,243

Debt securities
Aron Flying Ship Co., Ltd. (*1)	—	—		500	529	529

			~~W~~	594,355	502,829	502,829

(*1)	The Group used initial cost as their fair value because there was not enough information to determine fair value, and the range of the estimated fair value is wide.
(*2)

The Group has estimated the fair value of Set Holding by using the discounted cash flow method and has recognized the difference between its fair value and book value as gain or loss on valuation of financial assets at FVOCI in other comprehensive income or loss during the year ended December 31, 2022.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2023 and 2022

11.	Financial Assets at Amortized Cost

Financial assets at amortized cost as of December 31, 2023 and 2022 are as follows:

In millions of won	2023
	Financial assets at amortized cost		Book value
Government bonds	~~W~~	1,528	1,528
Others		37,315	37,315

	~~W~~	38,843	38,843

Current	~~W~~	28,905	28,905
Non-current		9,938	9,938

In millions of won	2022
	Financial assets at amortized cost		Book value
Government bonds	~~W~~	1,920	1,920
Others		25,078	25,078

	~~W~~	26,998	26,998

Current	~~W~~	16,762	16,762
Non-current		10,236	10,236

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2023 and 2022

12.	Derivatives

(1)	Derivatives as of December 31, 2023 and 2022 are as follows:

In millions of won	2023			2022
	Current		Non-current	Current	Non-current
Derivative assets
Currency forward	~~W~~	18,019	—	648	17,432
Currency swap		274,782	527,701	236,470	589,300
Interest rate swap		12,124	129,570	52,485	81,188
Others (*2,3)		2,807	35,391	—	40,501

	~~W~~	307,732	692,662	289,603	728,421

Derivative liabilities
Currency forward	~~W~~	4,755	—	32,660	—
Currency swap		6,867	287,824	6,319	328,995
Interest rate swap		—	48,238	—	2,735
Others (*1,2,3,4)		6,757	97,793	6,015	56,027

	~~W~~	18,379	433,855	44,994	387,757

(*1)

In relation to the agreement to purchase hybrid bonds issued by Samcheok Eco Materials Co., Ltd., an associate of the Group, the performance obligation of ~~W~~18,752 million to the underwriter of the bonds was recorded as other derivative liabilities. In addition, the Group has granted stock option to Chester Solar IV SpA, a joint venture of the Group, and 4 other third party investors, and recorded the related fair value of ~~W~~5,986 million (prior year : ~~W~~6,197 million) as other derivative liabilities.

(*2)

The Group recorded the fair value of derivatives in accordance with the shareholders’ agreement of its associate, Hyundai Green Power Co., Ltd., as other derivatives. In addition, the fair value of the derivatives regarding the power sales agreement of its subsidiary, Elara Energy Project, LLC, were recorded as other derivatives.

(*3)	The Group recorded the fair value of derivatives regarding the power supply agreement (“PPA”) of its subsidiary Columboola Solar Farm Hold Co Pty., Ltd. as other derivatives.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2023 and 2022

12.	Derivatives, Continued

(2)	Currency forward contracts which are not designated as hedging instruments as of December 31, 2023 are as follows:

In millions of won and thousands of foreign currencies except contract exchange rate information
Counterparty	Contract date	Maturity date	Contract amounts			Contract exchange rate (in won)
			Pay		Receive
JP Morgan	2023.12.08	2024.01.05	~~W~~	41,535	EUR 29,419	~~W~~	1,411.83
JP Morgan	2023.12.13	2024.01.03		13,131	USD 10,000		1,313.10
Busan Bank	2023.12.14	2024.01.05		18,126	USD 14,000		1,294.70
Woori Bank	2023.12.14	2024.01.09		18,092	USD 14,000		1,292.30
Standard Chartered	2023.12.18	2024.01.11		6,480	USD 5,000		1,295.90
Korea Development Bank	2023.12.20	2024.01.15		10,383	USD 8,000		1,297.90
Shinhan Bank	2023.12.20	2024.01.17		9,074	USD 7,000		1,296.40
JP Morgan	2023.12.21	2024.01.19		16,929	USD 13,000		1,302.20
Hana Bank	2023.12.21	2024.01.12		14,329	USD 11,000		1,302.60
Kookmin Bank	2023.12.21	2024.01.23		14,324	USD 11,000		1,302.20
Mizuho Bank	2023.12.22	2024.01.25		10,382	USD 8,000		1,297.70
Standard Chartered	2023.12.26	2024.01.26		10,382	USD 8,000		1,297.70
Nonghyup Bank	2023.12.28	2024.01.29		6,446	USD 5,000		1,289.20
Morgan Stanley	2023.12.28	2024.01.31		14,159	USD 11,000		1,287.20
Busan Bank	2023.12.28	2024.02.02		10,296	USD 8,000		1,287.00
Woori Bank	2023.12.28	2024.02.05		10,298	USD 8,000		1,287.20
MUFG	2023.11.23	2024.02.05		10,348	USD 8,000		1,293.50
Nonghyup Bank	2023.11.30	2024.01.23		5,147	USD 4,000		1,286.75
MUFG	2023.11.30	2024.01.23		5,147	USD 4,000		1,286.65
JP Morgan	2023.11.30	2024.02.22		11,561	USD 9,000		1,284.60
Morgan Stanley	2023.12.01	2024.01.23		5,199	USD 4,000		1,299.85
Korea Development Bank	2023.12.01	2024.01.15		14,303	USD 11,000		1,300.30
Mizuho Bank	2023.12.01	2024.02.14		10,386	USD 8,000		1,298.25
JP Morgan	2023.12.04	2024.02.14		6,485	USD 5,000		1,296.90
Nonghyup Bank	2023.12.06	2024.02.14		5,231	USD 4,000		1,307.75
MUFG	2023.12.13	2024.02.06		19,700	USD 15,000		1,313.30
JP Morgan	2023.12.13	2024.02.06		17,072	USD 13,000		1,313.20
Mizuho Bank	2023.12.15	2024.02.06		12,916	USD 10,000		1,291.55
Korea Development Bank	2023.12.15	2024.02.14		11,617	USD 9,000		1,290.80
Busan Bank	2023.12.20	2024.02.26		5,183	USD 4,000		1,295.80
SMBC	2023.12.20	2024.03.13		19,416	USD 15,000		1,294.43
Nonghyup Bank	2023.12.21	2024.01.05		26,065	USD 20,000		1,303.25
JP Morgan	2023.12.21	2024.01.05		26,064	USD 20,000		1,303.20
MUFG	2023.12.21	2024.01.05		27,365	USD 21,000		1,303.10
Hana Bank	2023.12.28	2024.01.15		18,041	USD 14,000		1,288.65
Mizuho Bank	2023.12.28	2024.02.26		32,146	USD 25,000		1,285.85
JP Morgan	2023.12.28	2024.03.26		8,984	USD 7,000		1,283.40
Woori Bank	2023.11.30	2024.01.03		6,440	USD 5,000		1,287.95
Nonghyup Bank	2023.11.30	2024.01.03		4,119	USD 3,200		1,287.15
Woori Bank	2023.12.20	2024.01.22		6,487	USD 5,000		1,297.30
Woori Bank	2023.12.27	2024.01.29		6,466	USD 5,000		1,292.20
Mizuho Bank	2023.12.28	2024.02.02		6,446	USD 5,000		1,289.25
Nonghyup Bank	2023.12.28	2024.02.02		12,882	USD 10,000		1,288.20
HSBC	2020.10.19	2024.10.29		140,913	USD 125,000		1,127.30
JP Morgan	2023.12.08	2024.01.05		6,541	USD 5,000		1,308.20
Busan Bank	2023.12.12	2024.01.23		19,686	USD 15,000		1,312.40
Shinhan Bank	2023.12.14	2024.01.23		10,338	USD 8,000		1,292.19
Korea Citi Bank	2023.12.15	2024.01.15		6,467	USD 5,000		1,293.45
Nonghyup Bank	2023.12.18	2024.01.15		11,668	USD 9,000		1,296.45
Hana Bank	2023.12.27	2024.01.26		6,459	USD 5,000		1,291.89
Hana Bank	2023.12.27	2024.01.26		6,457	USD 5,000		1,291.39
JP Morgan	2023.11.02	2024.01.26		8,406	USD 6,286		1,337.20
HSBC	2023.11.27	2024.03.08		6,482	USD 5,000		1,296.30
HSBC	2023.11.27	2024.03.08		6,476	USD 5,000		1,295.20
Shinhan Bank	2023.12.08	2024.03.08		13,034	USD 10,000		1,303.38
Shinhan Bank	2023.12.15	2024.03.08		3,865	USD 3,000		1,288.22
Shinhan Bank	2023.12.28	2024.04.23		2,160	USD 1,684		1,282.40
Woori Bank	2023.12.28	2024.04.23		10,253	USD 8,000		1,281.65

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2023 and 2022

12.	Derivatives, Continued

(3)	Currency swap contracts which are not designated as hedging instruments as of December 31, 2023 are as follows:

In millions of won and thousands of foreign currencies except contract exchange rate information
Counterparty	Contract year	Contract amount			Contract interest rate		Contract exchange rate (in won, USD)
		Pay		Receive	Pay	Receive
Standard Chartered	2014~2029	~~W~~	102,470	USD 100,000	3.14%	3.57%	~~W~~	1,024.70
Societe Generale	2014~2024		105,017	USD 100,000	4.92%	5.13%		1,050.17
Hana Bank	2015~2024		107,970	USD 100,000	4.75%	5.13%		1,079.70
Credit Agricole	2015~2024		94,219	USD 86,920	4.85%	5.13%		1,083.97
Woori Bank	2019~2027		21,708	USD 19,417	5.04%	6.75%		1,118.00
Woori Bank	2019~2024		296,000	USD 250,000	1.21%	2.50%		1,184.00
Korea Development Bank	2019~2024		177,600	USD 150,000	1.24%	2.50%		1,184.00
Hana Bank	2019~2024		118,400	USD 100,000	1.24%	2.50%		1,184.00
Woori Bank	2020~2025		241,320	USD 200,000	0.54%	1.13%		1,206.60
Korea Development Bank	2020~2025		241,320	USD 200,000	0.54%	1.13%		1,206.60
Kookmin Bank	2020~2025		120,660	USD 100,000	0.54%	1.13%		1,206.60
Kookmin Bank	2020~2026		76,355	USD 70,445	5.83%	6.00%		1,083.90
Woori Bank	2021~2026		118,170	USD 100,000	1.11%	1.13%		1,181.70
Korea Development Bank	2021~2026		118,170	USD 100,000	1.11%	1.13%		1,181.70
Hana Bank	2021~2026		118,170	USD 100,000	1.11%	1.13%		1,181.70
Hana Bank	2022~2025		385,800	USD 300,000	3.11%	3.63%		1,286.00
Woori Bank	2022~2025		257,200	USD 200,000	3.12%	3.63%		1,286.00
JP Morgan	2022~2027		128,600	USD 100,000	3.56%	4.00%		1,286.00
Woori Bank	2022~2027		128,600	USD 100,000	3.56%	4.00%		1,286.00
Kookmin Bank	2022~2027		128,600	USD 100,000	3.56%	4.00%		1,286.00
Korea Development Bank	2022~2026		283,820	USD 200,000	4.67%	5.38%		1,419.10
Hana Bank	2022~2026		141,910	USD 100,000	4.68%	5.38%		1,419.10
JP Morgan	2022~2026		141,910	USD 100,000	4.69%	5.38%		1,419.10
Woori Bank	2022~2026		141,910	USD 100,000	4.68%	5.38%		1,419.10
Korea Development Bank	2022~2028		283,820	USD 200,000	5.12%	5.50%		1,419.10
Woori Bank	2022~2028		141,910	USD 100,000	5.13%	5.50%		1,419.10
Hana Bank	2023~2026		256,000	USD 200,000	3.97%	5.38%		1,280.00
Shinhan Bank	2023~2026		192,000	USD 150,000	3.99%	5.38%		1,280.00
Kookmin Bank	2023~2026		128,000	USD 100,000	4.03%	5.38%		1,280.00
Korea Development Bank	2023~2026		256,000	USD 200,000	4.04%	5.38%		1,280.00
Bank of America	2023~2026		128,000	USD 100,000	4.04%	5.38%		1,280.00
Standard Chartered	2023~2026		128,000	USD 100,000	4.04%	5.38%		1,280.00
Woori Bank	2023~2026		192,000	USD 150,000	4.05%	5.38%		1,280.00
Nomura	2015~2025		111,190	USD 100,000	2.60%	3.25%		1,111.90
Korea Development Bank	2015~2025		111,190	USD 100,000	2.62%	3.25%		1,111.90
Woori Bank	2015~2025		55,595	USD 50,000	2.62%	3.25%		1,111.90
Hana Bank	2015~2025		55,595	USD 50,000	2.62%	3.25%		1,111.90
Woori Bank	2017~2027		111,610	USD 100,000	2.25%	3.13%		1,116.10
Korea Development Bank	2017~2027		111,610	USD 100,000	2.31%	3.13%		1,116.10
Hana Bank	2017~2027		111,610	USD 100,000	2.31%	3.13%		1,116.10
Korea Development Bank	2018~2028		108,600	HKD 800,000	2.69%	3.35%		135.75
Shinhan Bank	2018~2028		115,387	HKD 850,000	2.66%	3.35%		135.75
Korea Citi Bank	2019~2024		239,956	CHF 200,000	1.44%	0.00%		1,199.78
Korea Development Bank	2019~2027		119,978	CHF 100,000	1.43%	0.05%		1,199.78
Woori Bank	2021~2026		222,800	USD 200,000	0.93%	1.25%		1,114.00
Shinhan Bank	2021~2026		111,400	USD 100,000	0.92%	1.25%		1,114.00
Korea Development Bank	2021~2026		111,400	USD 100,000	0.93%	1.25%		1,114.00
Nonghyup Bank	2021~2026		111,400	USD 100,000	0.93%	1.25%		1,114.00
Woori Bank	2022~2027		262,000	USD 200,000	3.62%	4.25%		1,310.00
Export-Import Bank of Korea	2022~2027		131,000	USD 100,000	3.63%	4.25%		1,310.00
Kookmin Bank	2022~2027		131,000	USD 100,000	3.62%	4.25%		1,310.00
Hana Bank	2022~2027		131,000	USD 100,000	3.61%	4.25%		1,310.00
Korea Development Bank	2022~2027		262,000	USD 200,000	3.63%	4.25%		1,310.00
Export-Import Bank of Korea	2022~2032		349,829	HKD 1,935,000	4.87%	5.16%		180.79
JP Morgan	2022~2032		75,194	HKD 415,000	5.00%	5.16%		181.19
Export-Import Bank of Korea	2023~2030		172,982	HKD 1,037,000	4.25%	4.51%		166.81
HSBC	2019~2024		USD 205,500	AUD 300,000	3M SOFR + 1.04%	3M BBSW + 0.97%		USD 0.69

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2023 and 2022

12.	Derivatives, Continued

(3)	Currency swap contracts which are designated as hedging instruments as of December 31, 2023 are as follows, continued:

In millions of won and thousands of foreign currencies except contract exchange rate information
Counterparty	Contract year	Contract amount			Contract interest rate		Contract exchange rate (in won)
		Pay		Receive	Pay	Receive
Kookmin Bank	2020~2025	~~W~~	118,780	USD 100,000	1.29%	2.13%	~~W~~	1,187.80
Shinhan Bank	2020~2025		118,780	USD 100,000	1.29%	2.13%		1,187.80
Hana Bank	2020~2025		118,780	USD 100,000	1.29%	2.13%		1,187.80
Korea Development Bank	2020~2026		118,910	USD 100,000	0.61%	1.00%		1,189.10
Hana Bank	2020~2026		118,910	USD 100,000	0.61%	1.00%		1,189.10
Woori Bank	2020~2026		118,910	USD 100,000	0.62%	1.00%		1,189.10
Nomura	2017~2037		52,457	EUR 40,000	2.60%	1.70%		1,311.42
Nomura	2017~2037		59,423	SEK 450,000	2.62%	2.36%		132.05
Kookmin Bank	2021~2026		114,230	USD 100,000	1.27%	1.25%		1,142.30
Korea Development Bank	2021~2026		114,230	USD 100,000	1.27%	1.25%		1,142.30
Hana Bank	2021~2026		114,230	USD 100,000	1.27%	1.25%		1,142.30
Korea Development Bank	2022~2027		123,710	USD 100,000	3.41%	3.63%		1,237.10
Woori Bank	2022~2027		123,710	USD 100,000	3.41%	3.63%		1,237.10
JP Morgan	2022~2027		123,710	USD 100,000	3.41%	3.63%		1,237.10
BNP Paribas	2019~2024		111,841	CHF 100,000	1.78%	0.13%		1,118.41
Kookmin Bank	2019~2024		111,841	CHF 100,000	1.78%	0.13%		1,118.41
Korea Development Bank	2022~2025		128,560	USD 100,000	3.37%	4.13%		1,285.60
Woori Bank	2022~2025		128,560	USD 100,000	3.37%	4.13%		1,285.60
Kookmin Bank	2022~2025		128,560	USD 100,000	3.37%	4.13%		1,285.60
Woori Bank	2021~2026		220,600	USD 200,000	0.47%	0.75%		1,103.00
Shinhan Bank	2021~2026		220,600	USD 200,000	0.47%	0.75%		1,103.00
Hana Bank	2021~2026		55,150	USD 50,000	0.48%	0.75%		1,103.00
Shinhan Bank	2023~2026		132,930	USD 100,000	4.07%	5.38%		1,329.30
Nonghyup Bank	2023~2026		132,930	USD 100,000	4.05%	5.38%		1,329.30
Kookmin Bank	2023~2026		132,930	USD 100,000	4.07%	5.38%		1,329.30
Woori Bank	2020~2025		245,560	USD 200,000	0.93%	1.75%		1,227.80
Hana Bank	2020~2025		245,560	USD 200,000	0.93%	1.75%		1,227.80
Korea Development Bank	2020~2025		122,780	USD 100,000	0.93%	1.75%		1,227.80
JP Morgan	2022~2025		126,180	USD 100,000	2.80%	3.60%		1,261.80
Hana Bank	2022~2025		126,180	USD 100,000	2.80%	3.60%		1,261.80
Korea Development Bank	2022~2025		252,360	USD 200,000	2.83%	3.60%		1,261.80
Woori Bank	2022~2025		126,180	USD 100,000	2.85%	3.60%		1,261.80
Woori Bank	2023~2028		259,000	USD 200,000	3.83%	4.88%		1,295.00
Korea Development Bank	2023~2028		129,500	USD 100,000	3.85%	4.88%		1,295.00
Bank of America	2023~2028		64,750	USD 50,000	3.85%	4.88%		1,295.00

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2023 and 2022

12.	Derivatives, Continued

(4)	Interest rate swap contracts which are not designated as hedging instruments as of December 31, 2023 are as follows:

In millions of won and thousands of foreign currencies				Contract interest rate per annum
Counterparty	Contract year	Contract amount		Pay	Receive
Nomura (*1)	2018~2038	~~W~~	30,000	3M CD + 0.10%	3.75%
Hana Bank	2019~2024		200,000	1.87%	3M CD + 0.13%
Shinhan Bank	2021~2025		100,000	2.32%	3M CD + 0.43%
Hana Bank	2022~2027		200,000	3.02%	3M CD + 0.61%
Hana Bank	2022~2027		200,000	3.04%	3M CD + 0.58%
Hana Bank	2022~2027		250,000	3.38%	3M CD + 0.59%
Nomura	2022~2027		200,000	3.55%	3M CD + 0.60%
Shinhan Bank	2022~2027		150,000	3.53%	3M CD + 0.55%
Hana Bank	2022~2027		200,000	3.70%	3M CD + 0.59%
Nomura	2022~2027		300,000	3.89%	3M CD + 0.67%
Hana Bank	2022~2027		200,000	3.93%	3M CD + 0.67%
Nomura	2022~2027		200,000	3.80%	3M CD + 0.68%
Nomura	2022~2027		300,000	4.04%	3M CD + 0.60%
Hana Bank	2022~2027		100,000	4.68%	3M CD + 1.04%
Hana Bank	2022~2027		100,000	5.45%	3M CD + 1.20%
Shinhan Bank	2023~2028		200,000	4.27%	3M CD + 0.76%
Shinhan Bank	2023~2028		50,000	4.27%	3M CD + 0.76%
Nomura	2023~2028		250,000	4.13%	3M CD + 0.73%
Hana Bank	2023~2028		200,000	3.74%	3M CD + 0.51%
Hana Bank	2023~2028		100,000	4.19%	3M CD + 0.50%
Shinhan Bank	2023~2028		300,000	3.81%	3M CD + 0.70%
Hana Bank	2023~2028		200,000	3.95%	3M CD + 0.50%
Nomura	2017~2032		52,457	2.55% + Floating rate	2.60%
Nomura	2017~2032		59,423	2.57% + Floating rate	2.62%
Nomura (*2)	2021~2041		30,000	1.84%	2.60%
Nomura (*3)	2021~2041		50,000	1.87%	2.38%
ANZ	2022~2025		AUD 865	0.48%	3.33%
DBS Bank	2022~2025		AUD 865	0.48%	3.33%
Societe Generale	2022~2025		AUD 865	0.48%	3.28%
MUFG	2022~2048		USD 155,941	SOFR(3M)	3.71%
Mizuho Bank	2022~2048		USD 155,941	SOFR(3M)	1.05%
Mizuho Bank	2022~2024		USD 112,194	SOFR(1M)	1.80%
Rabobank	2022~2036		USD 37,130	1.83%	SOFR(6M)
Mizuho Capital Markets LLC	2021~2045		USD 82,886	5.38%	1.14%

(*1)	Subject to the right exercised by the counterparty, the earlier settlement of the contract is allowed after June 15, 2023.
(*2)	1.84% of the contract paying interest rate is applied for five years from the date of issuance, and 3M CMT + 0.35% is applied thereafter.
(*3)	1.87% of the contract paying interest rate is applied for five years from the date of issuance, and 3M CMT + 0.35% is applied thereafter.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2023 and 2022

12.	Derivatives, Continued

(4)	Interest rate swap contracts which are designated as hedging instruments as of December 31, 2023 are as follows, continued:

In thousands of USD			Contract interest rate per annum
Counterparty	Contract year	Contract amount	Pay	Receive
Export-Import Bank of Korea	2015~2031	USD 15,893	2.67%	6M USD Libor
ING Bank	2015~2031	USD 7,861	2.67%	6M USD Libor
BNP Paribas	2015~2031	USD 7,861	2.67%	6M USD Libor
BNP Paribas	2009~2027	USD 41,040	4.16%	6M USD Libor
KFW	2009~2027	USD 41,040	4.16%	6M USD Libor
Export-Import Bank of Korea	2016~2036	USD 60,977	3.00%	6M USD Libor

(5)

Gain and loss on valuation and transaction of derivatives for the each of the two years in the period ended December 31, 2023 are as follows and included in finance income and expenses in the consolidated statements of comprehensive income (loss):

In millions of won	Net income effects of valuation gain (loss)			Net income effects of transaction gain (loss)		Accumulated other comprehensive income (loss) (*)
	2023		2022	2023	2022	2023	2022
Currency forward	~~W~~	510	(20,570)	34,216	(2,710)	—	—
Currency swap		269,795	155,937	38,282	234,195	(11,411)	(102,969)
Interest rate swap		(16,377)	66,341	10,400	(6,800)	2,893	37,917
Other derivatives		(19,729)	22,510	6,761	—	—	—

	~~W~~	234,199	224,218	89,659	224,685	(8,518)	(65,052)

(*)

For each of the two years in the period ended December 31, 2023, the net loss on valuation of derivatives applying cash flow hedge accounting of ~~W~~3,654 million and ~~W~~24,415 million, net of tax, are included in other comprehensive loss, respectively.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2023 and 2022

13.	Other Financial Assets

(1)	Other financial assets as of December 31, 2023 and 2022 are as follows:

In millions of won	2023			2022
	Current		Non-current	Current	Non-current
Loans	~~W~~	139,178	966,421	132,890	968,468
Less: allowance for doubtful accounts		(10)	(80,783)	(13)	(54,824)
Less: present value discount		(1,007)	(35,468)	(816)	(32,334)

		138,161	850,170	132,061	881,310

Long-term / short-term financial instruments		578,578	833,737	666,758	686,322

	~~W~~	716,739	1,683,907	798,819	1,567,632

(2) Loans as of December 31, 2023 and 2022 are as follows:

In millions of won	2023
	Face value		Allowance for doubtful accounts	Present value discount	Carrying value
Short-term loans
Loans for tuition	~~W~~	30,497	—	(1,007)	29,490
Loans for housing		35,560	—	—	35,560
Other loans		73,121	(10)	—	73,111

		139,178	(10)	(1,007)	138,161

Long-term loans
Loans for tuition		419,684	(24,745)	(35,468)	359,471
Loans for housing		301,840	—	—	301,840
Loans for related parties		222,014	(43,640)	—	178,374

Other loans		22,883	(12,398)	—	10,485

		966,421	(80,783)	(35,468)	850,170

	~~W~~	1,105,599	(80,793)	(36,475)	988,331

In millions of won	2022
	Face value		Allowance for doubtful accounts	Present value discount	Carrying value
Short-term loans
Loans for tuition	~~W~~	30,261	—	(816)	29,445

Loans for housing		29,630	—	—	29,630
Other loans		72,999	(13)	—	72,986

		132,890	(13)	(816)	132,061

Long-term loans
Loans for tuition		436,131	(37,783)	(32,334)	366,014
Loans for housing		309,446	—	—	309,446
Loans for related parties		187,728	(17,041)	—	170,687
Other loans		35,163	—	—	35,163

		968,468	(54,824)	(32,334)	881,310

	~~W~~	1,101,358	(54,837)	(33,150)	1,013,371

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2023 and 2022

13.	Other Financial Assets, Continued

(3)	Changes in the allowance for doubtful accounts of loans for each of the two years in the period ended December 31, 2023 are as follows:

In millions of won	2023		2022
Beginning balance	~~W~~	54,837	52,677
Bad debts expense		16,394	2,180
Others		9,562	(20)

Ending balance	~~W~~	80,793	54,837

(4)	Long-term and short-term financial instruments as of December 31, 2023 and 2022 are as follows:

In millions of won	2023			2022
	Current		Non-current	Current	Non-current
Time deposits	~~W~~	363,286	145,336	428,813	130,570
CD		—	—	30,000	—
Others		215,292	688,401	207,945	555,752

	~~W~~	578,578	833,737	666,758	686,322

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2023 and 2022

14.	Inventories

Inventories as of December 31, 2023 and 2022 are as follows:

In millions of won	2023
	Acquisition cost		Valuation allowance	Book value
Raw materials	~~W~~	4,624,638	(1,387)	4,623,251
Merchandises		335	—	335
Work-in-progress		187,304	—	187,304
Finished goods		97,272	(57)	97,215
Supplies		2,930,978	—	2,930,978
Inventories-in-transit		1,021,797	—	1,021,797
Other inventories		14,735	—	14,735

	~~W~~	8,877,059	(1,444)	8,875,615

In millions of won	2022
	Acquisition cost		Valuation allowance	Book value

Raw materials	~~W~~	4,522,171	(1,350)	4,520,821
Merchandises		1,001	—	1,001
Work-in-progress		172,089	(75)	172,014
Finished goods		52,642	(57)	52,585
Supplies		2,814,377	—	2,814,377
Inventories-in-transit		2,356,444	—	2,356,444
Other inventories		13,490	—	13,490

	~~W~~	9,932,214	(1,482)	9,930,732

The reversal of the allowance for loss on inventory valuation deducted from the cost of sales for each of the two years in the period ended December 31, 2023 amounts to ~~W~~9,974 million and ~~W~~18,162 million, respectively.

The amounts of loss from inventory valuation included in other gains or losses for each of the two years in the period ended December 31, 2023 were ~~W~~9,936 million and ~~W~~14,528 million, respectively.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2023 and 2022

15.	Non-Financial Assets

Non-financial assets as of December 31, 2023 and 2022 are as follows:

In millions of won	2023			2022
	Current		Non-current	Current	Non-current
Advanced payments	~~W~~	300,350	75,489	160,596	51,425
Prepaid expenses		440,079	214,022	366,532	153,830
Others (*)		368,892	60,659	1,217,741	103,879

	~~W~~	1,109,321	350,170	1,744,869	309,134

(*)	Details of others as of December 31, 2023 and 2022 are as follows:

In millions of won	2023			2022
	Current		Non-current	Current	Non-current
Greenhouse gas emissions rights	~~W~~	25,246	—	192,005	—
Other quick assets		343,646	60,659	1,025,736	103,879

	~~W~~	368,892	60,659	1,217,741	103,879

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2023 and 2022

16.	Consolidated Subsidiaries

(1)	Consolidated subsidiaries as of December 31, 2023 and 2022 are as follows:

Subsidiaries	Key operation activities	Location	Percentage of ownership (%)
			2023	2022
Korea Hydro & Nuclear Power Co., Ltd.	Power generation	Korea	100.00%	100.00%
Korea South-East Power Co., Ltd.	Power generation	Korea	100.00%	100.00%
Korea Midland Power Co., Ltd.	Power generation	Korea	100.00%	100.00%
Korea Western Power Co., Ltd.	Power generation	Korea	100.00%	100.00%
Korea Southern Power Co., Ltd.	Power generation	Korea	100.00%	100.00%
Korea East-West Power Co., Ltd.	Power generation	Korea	100.00%	100.00%
KEPCO Engineering & Construction Company, Inc. (*1)	Engineering and construction for utility plant and others	Korea	51.00%	65.77%
KEPCO Plant Service & Engineering Co., Ltd.	Utility plant maintenance and others	Korea	51.00%	51.00%
KEPCO Nuclear Fuel Co., Ltd.	Nuclear fuel	Korea	96.36%	96.36%
KEPCO KDN Co., Ltd.	Electric power information technology and others	Korea	100.00%	100.00%
KEPCO International HongKong Ltd.	Holding company	Hong Kong	100.00%	100.00%
KEPCO International Philippines Inc.	Holding company	Philippines	100.00%	100.00%
KEPCO Gansu International Ltd.	Holding company	Hong Kong	100.00%	100.00%
KEPCO Philippines Holdings Inc.	Holding company	Philippines	100.00%	100.00%
KEPCO Philippines Corporation	Operation of utility plant	Philippines	100.00%	100.00%
KEPCO Ilijan Corporation	Construction and operation of utility plant	Philippines	51.00%	51.00%
KEPCO Lebanon SARL	Operation of utility plant	Lebanon	—	100.00%
KEPCO Neimenggu International Ltd.	Holding company	Hong Kong	100.00%	100.00%
KEPCO Shanxi International Ltd.	Holding company	Hong Kong	100.00%	100.00%
KOMIPO Global Pte Ltd.	Holding company	Singapore	100.00%	100.00%
KEPCO Netherlands B.V.	Holding company	Netherlands	100.00%	100.00%
KEPCO Australia Pty., Ltd.	Resources development	Australia	100.00%	100.00%
KOSEP Australia Pty., Ltd.	Resources development	Australia	100.00%	100.00%
KOMIPO Australia Pty., Ltd.	Resources development	Australia	100.00%	100.00%
KOWEPO Australia Pty., Ltd.	Resources development	Australia	100.00%	100.00%
KOSPO Australia Pty., Ltd.	Resources development	Australia	100.00%	100.00%
KEPCO Middle East Holding Company	Holding company	Bahrain	100.00%	100.00%
Qatrana Electric Power Company	Construction and operation of utility plant	Jordan	80.00%	80.00%
KHNP Canada Energy Ltd.	Holding company	Canada	100.00%	100.00%
KEPCO Bylong Australia Pty., Ltd.	Resources development	Australia	100.00%	100.00%
Korea Waterbury Uranium Limited Partnership	Resources development	Canada	80.03%	80.00%
KEPCO Holdings de Mexico	Holding company	Mexico	100.00%	100.00%
KST Electric Power Company, S.A.P.I. de C.V.	Construction and operation of utility plant	Mexico	56.00%	56.00%
KEPCO Energy Service Company	Operation of utility plant	Mexico	100.00%	100.00%
KEPCO Netherlands S3 B.V.	Holding company	Netherlands	100.00%	100.00%
PT. KOMIPO Pembangkitan Jawa Bali	Operation of utility plant	Indonesia	51.00%	51.00%
PT. Cirebon Power Service (*2)	Operation of utility plant	Indonesia	27.50%	27.50%
KOWEPO International Corporation	Operation of utility plant	Philippines	99.99%	99.99%
KOSPO Jordan LLC	Operation of utility plant	Jordan	100.00%	100.00%
EWP America Inc.	Holding company	USA	100.00%	100.00%
EWP Renewable Corporation	Holding company	USA	100.00%	100.00%
KNF Canada Energy Limited	Holding company	Canada	100.00%	100.00%
EWP Barbados 1 SRL	Holding company	Barbados	100.00%	100.00%
California Power Holdings, LLC	Power generation	USA	100.00%	100.00%
Gyeonggi Green Energy Co., Ltd.	Power generation	Korea	62.01%	62.01%
PT. Tanggamus Electric Power	Power generation	Indonesia	52.50%	52.50%
Gyeongju Wind Power Co., Ltd.	Power generation	Korea	70.00%	70.00%
KOMIPO America Inc.	Holding company	USA	100.00%	100.00%
PT. EWP Indonesia	Holding company	Indonesia	99.96%	99.96%
KEPCO Netherlands J3 B.V.	Holding company	Netherlands	100.00%	100.00%
Korea Offshore Wind Power Co., Ltd.	Power generation	Korea	100.00%	100.00%
Global One Pioneer B.V.	Holding company	Netherlands	100.00%	100.00%
Global Energy Pioneer B.V.	Holding company	Netherlands	100.00%	100.00%
Mira Power Limited (*3)	Power generation	Pakistan	76.00%	76.00%
KOSEP Material Co., Ltd.	Recycling fly ashes	Korea	86.22%	86.22%
Commerce and Industry Energy Co., Ltd. (*4)	RDF power generation	Korea	85.03%	85.03%

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2023 and 2022

16.	Consolidated Subsidiaries, Continued

(1)	Consolidated subsidiaries as of December 31, 2023 and 2022 are as follows, continued:

Subsidiaries	Key operation activities	Location	Percentage of ownership (%)
			2023	2022
KEPCO KPS Philippines Corp.	Utility plant maintenance and others	Philippines	99.99%	99.99%
KOSPO Chile SpA	Holding company	Chile	100.00%	100.00%
PT. KOWEPO Sumsel Operation And Maintenance Services	Utility plant maintenance and others	Indonesia	95.00%	95.00%
Hee Mang Sunlight Power Co., Ltd.	Operation of utility plant	Korea	100.00%	100.00%
Fujeij Wind Power Company	Operation of utility plant	Jordan	100.00%	100.00%
KOSPO Youngnam Power Co., Ltd.	Operation of utility plant	Korea	100.00%	50.00%
Chitose Solar Power Plant LLC	Power generation	Japan	65.00%	65.00%
KEPCO Energy Solution Co., Ltd.	Energy service	Korea	100.00%	100.00%
KEPCO Solar Co., Ltd.	Power generation	Korea	100.00%	100.00%
KOSPO Power Services Ltda.	Utility plant maintenance and others	Chile	65.00%	65.00%
Energy New Industry Specialized Investment Private Investment Trust	Holding company	Korea	99.01%	99.01%
KOEN Bylong Pty., Ltd.	Resources development	Australia	100.00%	100.00%
KOMIPO Bylong Pty., Ltd.	Resources development	Australia	100.00%	100.00%
KOWEPO Bylong Pty., Ltd.	Resources development	Australia	100.00%	100.00%
KOSPO Bylong Pty., Ltd.	Resources development	Australia	100.00%	100.00%
EWP Bylong Pty., Ltd.	Resources development	Australia	100.00%	100.00%
KOWEPO Lao International	Utility plant maintenance and others	Laos	100.00%	100.00%
KEPCO US Inc.	Holding company	USA	—	100.00%
KEPCO Mangilao Holdings LLC	Holding company	USA	100.00%	100.00%
Mangilao Investment LLC	Holding company	USA	80.06%	80.06%
KEPCO Mangilao Solar, LLC	Power generation	USA	100.00%	100.00%
Jeju Hanlim Offshore Wind Co., Ltd.	Power generation	Korea	79.03%	79.03%
PT. Siborpa Eco Power	Construction and operation of utility plant	Indonesia	55.00%	55.00%
BSK E-New Industry Fund VII	Holding company	Korea	81.67%	81.67%
e-New Industry LB Fund 1	Holding company	Korea	76.11%	76.11%
Songhyun e-New Industry Fund	Holding company	Korea	80.65%	80.65%
BSK E-New Industry Fund X	Holding company	Korea	66.80%	66.80%
PT. Korea Energy Indonesia	Utility plant maintenance and others	Indonesia	95.00%	95.00%
KOLAT SpA	Utility plant maintenance and others	Chile	100.00%	100.00%
KEPCO California, LLC	Holding company	USA	100.00%	100.00%
KEPCO Mojave Holdings, LLC	Holding company	USA	100.00%	100.00%
Incheon Fuel Cell Co., Ltd.	Power generation	Korea	60.00%	60.00%
KOEN Service Co., Ltd.	Facility maintenance and service	Korea	100.00%	100.00%
KOMIPO Service Co., Ltd.	Facility maintenance and service	Korea	100.00%	100.00%
KOWEPO Service Co., Ltd.	Facility maintenance and service	Korea	100.00%	100.00%
KOSPO Service Co., Ltd.	Facility maintenance and service	Korea	100.00%	100.00%
EWP Service Co., Ltd.	Facility maintenance and service	Korea	100.00%	100.00%
PT. KOMIPO Energy Indonesia	Utility plant maintenance and others	Indonesia	95.00%	95.00%
KNF Partners Co., Ltd.	Facility maintenance and service	Korea	100.00%	100.00%
KOSPO USA Inc.	Holding company	USA	100.00%	100.00%
Nambu USA LLC	Holding company	USA	100.00%	100.00%
Tamra Offshore Wind Power Co., Ltd.	Power generation	Korea	63.00%	63.00%
KEPCO MCS Co., Ltd.	Electric meter reading and others	Korea	100.00%	100.00%
KEPCO FMS Co., Ltd.	Security service and others	Korea	100.00%	100.00%
Firstkeepers Co., Ltd.	Facility maintenance and service	Korea	100.00%	100.00%
Secutec Co., Ltd.	Security service	Korea	100.00%	100.00%
SE Green Energy Co., Ltd.	Power generation	Korea	84.80%	84.80%
Mangilao Intermediate Holdings LLC	Holding company	USA	100.00%	100.00%
KEPCO CSC Co., Ltd.	Facility maintenance and service	Korea	100.00%	100.00%
KOAK Power Limited	Hydro power facility maintenance	Pakistan	100.00%	100.00%
KOMIPO Europe B.V.	Holding company	Netherlands	100.00%	100.00%
Haenanum Energy Fund	Holding company	Korea	99.64%	99.64%
Paju Ecoenergy Co., Ltd.	Power generation	Korea	89.00%	89.00%
Guam Ukudu Power LLC	Power generation	USA	100.00%	100.00%
K-SOLAR SHINAN Co., Ltd.	Power generation	Korea	90.00%	90.00%
KPS Partners Co., Ltd.	Facility maintenance and service	Korea	100.00%	100.00%
KEPCO E&C Service Co., Ltd.	Facility maintenance and service	Korea	100.00%	100.00%

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2023 and 2022

16.	Consolidated Subsidiaries, Continued

(1)	Consolidated subsidiaries as of December 31, 2023 and 2022 are as follows, continued:

Subsidiaries	Key operation activities	Location	Percentage of ownership (%)
			2023	2022
Moha solar Co., Ltd.	Power generation	Korea	100.00%	100.00%
Ogiri Solar Power Co., Ltd.	Power generation	Korea	70.00%	70.00%
KHNP USA LLC	Holding company	USA	100.00%	100.00%
KOMIPO Vanphong Power Service LLC	Utility plant maintenance and others	Vietnam	100.00%	100.00%
Energy Innovation Fund I	Holding company	Korea	71.91%	71.91%
KHNP Chile SpA	Holding company	Chile	100.00%	100.00%
Yeong Yang Apollon Photovoltaic Co., Ltd.	Power generation	Korea	100.00%	100.00%
Yeong Yang Corporation Co., Ltd.	Power generation	Korea	100.00%	100.00%
SolarVader Co., Ltd.	Power generation	Korea	100.00%	100.00%
Yeong Yang Innovation Co., Ltd.	Power generation	Korea	100.00%	100.00%
Yeong Yang Horus Photovoltaic Co., Ltd.	Power generation	Korea	100.00%	100.00%
Yeong Yang Solar Management Co., Ltd.	Power generation	Korea	100.00%	100.00%
LSG Hydro Power Limited	Holding company	Pakistan	99.80%	99.80%
KOEN Bio Co., Ltd.	Wood pellet utilization business	Korea	70.00%	70.00%
KOMIPO Energy Solution America, LLC	Holding company	USA	100.00%	100.00%
Elara Investment Holdings, LLC (*5)	Holding company	USA	0.10%	0.10%
Elara Equity Holdings, LLC	Holding company	USA	54.00%	54.00%
Elara Class B Holdings, LLC	Holding company	USA	100.00%	100.00%
Elara Class B Member, LLC	Holding company	USA	100.00%	100.00%
Elara Development Holdings, LLC	Holding company	USA	100.00%	100.00%
KOMIPO Development, LLC	Holding company	USA	100.00%	100.00%
Elara Energy Holdings, LLC (*5)	Holding company	USA	43.94%	43.94%
Elara Energy Project, LLC	Power generation	USA	100.00%	100.00%
KOMIPO Iberian Solar Group, S.L.U.	Holding company	Spain	100.00%	100.00%
Jeongam Wind Power Co., Ltd.	Power generation	Korea	80.00%	80.00%
KOWEPO Europe B.V.	Holding company	Netherlands	100.00%	100.00%
CVS Equity Holdings, LLC	Holding company	USA	81.34%	81.34%
CVS Class B Holdings, LLC	Holding company	USA	100.00%	100.00%
CVS Development Holdings, LLC	Holding company	USA	100.00%	100.00%
CVS Development, LLC	Holding company	USA	100.00%	100.00%
CVS Class B Member, LLC	Holding company	USA	100.00%	100.00%
CVS Energy Holdings, LLC	Holding company	USA	70.79%	70.79%
Concho Valley Energy, LLC	Holding company	USA	100.00%	100.00%
Concho Valley Solar, LLC	Power generation	USA	100.00%	100.00%
Yeongdeok Sunrise Wind Power Co., Ltd.	Power generation	Korea	70.00%	70.00%
KHNP Spain, S.L.	Holding company	Spain	—	100.00%
UI Carbon-Neutrality Fund	Holding company	Korea	78.97%	78.97%
KA Power Limited	Power generation	Pakistan	100.00%	100.00%
Western Power Changgi Solar Co., Ltd.	Power generation	Korea	100.00%	100.00%
EWP Australia Pty., Ltd.	Holding company	Australia	100.00%	100.00%
Columboola Solar Farm Hold Co Pty., Ltd. (*3,6)	Holding company	Australia	74.04%	74.04%
Digital Innovation Growth Fund	Holding company	Korea	76.92%	76.92%
J Wind First, LLC (*7)	Company specializing in liquidization	Korea	—	—
KEPCO Holding Company	Holding company	Saudi Arabia	100.00%	100.00%
KEPCO for Power Company	Power generation	Saudi Arabia	—	60.00%
KEPCO for Maintenance Company	Utility plant maintenance and others	Saudi Arabia	100.00%	100.00%
KOSPO Trumbull LLC	Holding company	USA	100.00%	100.00%
Changjuk Wind Power Co., Ltd.	Power generation	Korea	73.00%	73.00%
Chile Solar JV SpA	Power generation	Chile	100.00%	—
KEPCO KPS South Africa Pty., Ltd.	Utility plant maintenance and others	Republic of South Africa	100.00%	—
KOWEPO Holding Limited	Holding company	United Arab Emirates	100.00%	—
Magna Energy New Industrial Fund	Holding company	Korea	82.00%	—
Columboola Solar Farm Nominees Pty., Ltd. (*3)	Power generation	Australia	100.00%	—
Columboola Solar Farm Op Trust (*3)	Power generation	Australia	100.00%	—
Columboola Solar Farm Fin Co Pty., Ltd. (*3)	Holding company	Australia	100.00%	—
EWP ESS Holdings, LLC	Holding company	USA	100.00%	—
Fairhaven ESS LLC	Holding company	USA	100.00%	—

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2023 and 2022

16.	Consolidated Subsidiaries, Continued

(1)	Consolidated subsidiaries as of December 31, 2023 and 2022 are as follows, continued:

(*1)	Considering treasury stocks, the effective percentage of ownership is 51.24%. The Group sold a portion of its stocks in the subsidiary (14.77%) during the year ended December 31, 2023.
(*2)

The effective percentage of ownership is less than 50%. However, this subsidiary is included in the consolidated financial statements as the Group obtained the majority of the voting power under the shareholders’ agreement.

(*3)

As of December 31, 2023, the annual reporting period of all subsidiaries ends on December 31, except for Mira Power Limited, Columboola Solar Farm Hold Co Pty., Ltd., Columboola Solar Farm Nominees Pty., Ltd., Columboola Solar Farm Op Trust and Columboola Solar Farm Fin Co Pty., Ltd.

(*4)

The Group guarantees a certain return on investments in Commerce and Industry Energy Co., Ltd. for the financial investors holding such investments. The financial investors have a right to claim the Group to sell its shares in the entity, which can be exercised 36 months after the date of acquisition. Accordingly, the purchase price including the return on investment is classified as a borrowing.

(*5)

The effective percentage of ownership is less than 50%. However, this subsidiary is included in the consolidated financial statements as the Group has control over the board of directors under the shareholders’ agreement.

(*6)	Excluding preferred stocks, the percentage of ownership with voting rights is 100%.
(*7)

Although the Group does not hold a stake as of December 31, 2023, considering the purpose and design of the structured entity, the Group is exposed to volatility in the profits of the structured entity. In addition, Company has the ability to direct activities that can most significantly affect the operations of the structured entity, so it has been determined that the Group has control over the entity.

(2)	Subsidiaries included in and excluded from consolidation during the year ended December 31, 2023 are as follows:

Subsidiaries included in consolidation during the year ended December 31, 2023.

Subsidiaries	Reason
Chile Solar JV SpA	Change in the scope of consolidation
KEPCO KPS South Africa Pty., Ltd.	New investment
KOWEPO Holding Limited	New investment
Magna Energy New Industrial Fund	New investment
Columboola Solar Farm Nominees Pty., Ltd.	New investment
Columboola Solar Farm Op Trust	New investment
Columboola Solar Farm Fin Co Pty., Ltd.	New investment
EWP ESS Holdings, LLC	New investment
Fairhaven ESS LLC	New investment

Subsidiaries excluded from consolidation during the year ended December 31, 2023.

Subsidiaries	Reason
KHNP Spain, S.L.	Liquidation
KEPCO for Power Company	Change in the scope of consolidation
KEPCO Lebanon SARL	Under liquidation process
KEPCO US Inc.	Liquidation

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2023 and 2022

16.	Consolidated Subsidiaries, Continued

(3)	Summary of financial information of consolidated subsidiaries as of and for each of the two years in the period ended December 31, 2023 are as follows:

In millions of won
2023
Subsidiaries	Total assets		Total liabilities	Sales	Profit (Loss) for the period
Korea Hydro & Nuclear Power Co., Ltd.	~~W~~	70,535,018	45,660,916	10,798,378	151,638
Korea South-East Power Co., Ltd.		13,158,245	6,964,695	7,761,713	196,522
Korea Midland Power Co., Ltd.		15,309,205	10,368,698	7,611,821	(1,844)
Korea Western Power Co., Ltd.		12,710,246	7,648,441	6,915,233	126,519
Korea Southern Power Co., Ltd.		13,405,076	7,807,334	7,298,989	226,811
Korea East-West Power Co., Ltd.		11,683,112	5,626,034	5,571,885	139,013
KEPCO Engineering & Construction Company, Inc.		854,704	307,396	545,092	32,654
KEPCO Plant Service & Engineering Co., Ltd.		1,585,380	318,597	1,523,031	161,849
KEPCO Nuclear Fuel Co., Ltd.		1,101,960	622,157	284,066	43,533
KEPCO KDN Co., Ltd.		733,434	301,713	738,833	65,495
KEPCO International HongKong Ltd.		133,915	—	—	8,795
KEPCO International Philippines Inc.		72,830	—	—	4,891
KEPCO Gansu International Ltd.		7,226	608	—	(23)
KEPCO Philippines Holdings Inc.		180,592	96	—	8,802
KEPCO Philippines Corporation		2,607	—	—	127
KEPCO Ilijan Corporation		142,711	800	—	3,718
KEPCO Neimenggu International Ltd.		284,280	4,346	—	15,021
KEPCO Shanxi International Ltd.		707,447	329,539	—	(3,875)
KOMIPO Global Pte Ltd.		411,249	32,900	—	17,174
KEPCO Netherlands B.V.		141,088	45	—	3,856
KEPCO Australia Pty., Ltd.		749	34	—	131
KOSEP Australia Pty., Ltd.		79,308	7,990	29,675	10,665
KOMIPO Australia Pty., Ltd.		86,077	4,014	29,676	9,248
KOWEPO Australia Pty., Ltd.		86,074	3,571	29,675	9,001
KOSPO Australia Pty., Ltd.		32,828	3,923	29,675	10,329
KEPCO Middle East Holding Company		121,015	107,611	—	(1,548)
Qatrana Electric Power Company		491,627	208,707	26,779	20,949
KHNP Canada Energy Ltd.		155,242	12,379	—	392
KEPCO Bylong Australia Pty., Ltd.		44,557	465,231	—	(16,669)
Korea Waterbury Uranium Limited Partnership		20,772	44	—	(67)
KEPCO Holdings de Mexico		1,171	2,621	—	(121)
KST Electric Power Company, S.A.P.I. de C.V.		631,348	490,470	93,843	19,657
KEPCO Energy Service Company		2,028	716	10,193	251
KEPCO Netherlands S3 B.V.		70,613	16,710	—	1,769
PT. KOMIPO Pembangkitan Jawa Bali		17,303	3,929	23,639	1,579
PT. Cirebon Power Service		2,936	714	9,457	672
KOWEPO International Corporation		—	10	—	—
KOSPO Jordan LLC		19,387	3,881	17,665	7,082
EWP America Inc. (*1)		46,954	4,032	14,549	895
KNF Canada Energy Limited		2,261	34	—	(56)
EWP Barbados 1 SRL		434,690	14,217	2,448	36,566
Gyeonggi Green Energy Co., Ltd.		180,176	214,822	80,630	(28,549)
PT. Tanggamus Electric Power		214,892	150,483	2,127	(2,230)
Gyeongju Wind Power Co., Ltd.		90,616	49,982	19,807	6,716
KOMIPO America Inc. (*2)		579,403	318,295	39,323	3,376
PT. EWP Indonesia		90,650	132	—	9,590
KEPCO Netherlands J3 B.V.		153,324	13,634	—	15,289
Korea Offshore Wind Power Co., Ltd.		334,444	143,827	40,313	6,497
Global One Pioneer B.V.		143	44	—	(85)
Global Energy Pioneer B.V.		336	44	—	(81)
Mira Power Limited		403,843	318,557	2,683	(1,590)
KOSEP Material Co., Ltd.		4,974	542	4,834	908
Commerce and Industry Energy Co., Ltd.		73,671	29,611	33,050	(2,901)
KEPCO KPS Philippines Corp.		5,775	884	4,608	97
KOSPO Chile SpA		166,643	75,619	—	—

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2023 and 2022

16.	Consolidated Subsidiaries, Continued

(3)	Summary of financial information of consolidated subsidiaries as of and for each of the two years in the period ended December 31, 2023 are as follows, continued:

In millions of won
2023
Subsidiaries	Total assets		Total liabilities	Sales	Profit (Loss) for the period
PT. KOWEPO Sumsel Operation And Maintenance Services	~~W~~	26	260	—	—
Hee Mang Sunlight Power Co., Ltd.		5,877	2,403	689	202
Fujeij Wind Power Company		216,082	158,081	—	15,067
KOSPO Youngnam Power Co., Ltd.		360,026	255,761	410,173	(7,965)
Chitose Solar Power Plant LLC		98,911	84,228	14,447	2,059
KEPCO Energy Solution Co., Ltd.		322,529	15,367	14,151	5,384
KEPCO Solar Co., Ltd.		246,273	36,127	23,234	8,367
KOSPO Power Services Ltda.		6,976	7,086	17,634	(211)
Energy New Industry Specialized Investment Private Investment Trust (*3)		454,888	3,364	24,030	10,812
KOEN Bylong Pty., Ltd.		11	128	—	—
KOMIPO Bylong Pty., Ltd.		13	147	—	(20)
KOWEPO Bylong Pty., Ltd.		12	142	—	(43)
KOSPO Bylong Pty., Ltd.		388	541	—	(20)
EWP Bylong Pty., Ltd.		13	13	—	46
KOWEPO Lao International		13,038	223	10,270	6,268
KEPCO Mangilao Holdings LLC		90,445	41,898	775	785
Mangilao Investment LLC		206,714	15	—	(1)
KEPCO Mangilao Solar, LLC		206,600	1,918	13,593	826
Jeju Hanlim Offshore Wind Co., Ltd.		459,229	388,171	—	(3,032)
PT. Siborpa Eco Power		12,209	3	—	(52)
PT. Korea Energy Indonesia		1,878	101	1,897	132
KOLAT SpA		46,958	352	2,237	1,820
KEPCO California, LLC		46,606	6,823	613	(385)
KEPCO Mojave Holdings, LLC		93,233	78,328	—	(3,901)
Incheon Fuel Cell Co., Ltd.		259,169	237,409	96,924	(4,112)
KOEN Service Co., Ltd.		11,470	8,745	38,164	305
KOMIPO Service Co., Ltd.		7,944	4,777	37,525	960
KOWEPO Service Co., Ltd.		10,300	6,584	36,421	264
KOSPO Service Co., Ltd.		6,122	4,182	30,369	703
EWP Service Co., Ltd.		5,487	3,790	26,767	176
PT. KOMIPO Energy Indonesia		2,983	250	2,023	38
KNF partners Co., Ltd.		2,589	1,106	6,380	340
KOSPO USA Inc.		378,732	377	—	(6,351)
Nambu USA LLC		297,370	230	—	(732)
Tamra Offshore Wind Power Co., Ltd.		120,460	83,161	18,570	1,089
KEPCO MCS Co., Ltd.		111,189	73,940	307,146	(4,757)
KEPCO FMS Co., Ltd.		21,310	18,142	107,336	1,895
Firstkeepers Co., Ltd.		18,698	12,437	90,575	2,689
Secutec Co., Ltd.		16,038	11,797	72,284	699
SE Green Energy Co., Ltd.		147,251	114,737	40,326	(1,305)
Mangilao Intermediate Holdings LLC		206,771	114,954	—	(5,293)
KEPCO CSC Co., Ltd.		15,985	12,170	49,502	2,644
KOAK Power Limited		15,000	528	—	714
KOMIPO Europe B.V.		86,109	69	1,183	109
Haenanum Energy Fund		7,415	3	47	(1)
Paju Ecoenergy Co., Ltd.		60,653	2,146	15,351	(357)
Guam Ukudu Power LLC		749,837	720,795	—	(19,904)
K-SOLAR SHINAN Co., Ltd.		298,866	281,676	37,137	(6,896)

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2023 and 2022

16.	Consolidated Subsidiaries, Continued

(3)	Summary of financial information of consolidated subsidiaries as of and for each of the two years in the period ended December 31, 2023 are as follows, continued:

In millions of won
2023
Subsidiaries	Total assets		Total liabilities	Sales	Profit (Loss) for the period
KPS Partners Co., Ltd.	~~W~~	3,503	1,776	12,921	183
KEPCO E&C Service Co., Ltd.		7,167	1,938	16,454	1,505
Moha solar Co., Ltd.		27,213	29,363	—	112
Ogiri Solar Power Co., Ltd.		1,032	31	—	(9)
KHNP USA LLC		1,517	140	1,142	166
KOMIPO Vanphong Power Service LLC		26,819	3,768	21,396	10,879
Energy Innovation Fund I		43,725	419	—	(766)
KHNP Chile SpA		5,555	4,219	—	(66)
Yeong Yang Apollon Photovoltaic Co., Ltd.		1,529	1,427	219	42
Yeong Yang Corporation Co., Ltd.		1,519	1,418	216	39
SolarVader Co., Ltd.		1,529	1,421	219	40
Yeong Yang Innovation Co., Ltd.		1,510	1,418	210	32
Yeong Yang Horus Photovoltaic Co., Ltd.		1,502	1,418	206	28
Yeong Yang Solar Management Co., Ltd.		1,540	1,420	224	46
LSG Hydro Power Limited		717	8	—	(219)
KOEN Bio Co., Ltd.		1,010	585	2,467	372
KOMIPO Iberian Solar Group, S.L.U.		79,666	66,874	—	(931)
Jeongam Wind Power Co., Ltd.		75,744	63,219	8,154	(958)
KOWEPO Europe B.V.		107	3,177	—	(44,685)
Yeongdeok Sunrise Wind Power Co., Ltd.		94,615	74,842	—	(383)
KA Power Limited		3,173	172	—	126
Western Power Changgi Solar Co., Ltd.		46,950	40,815	7,036	2,011
EWP Australia Pty., Ltd.		52,734	—	325	337
Columboola Solar Farm Hold Co Pty., Ltd. (*4)		311,259	213,822	10,072	3,217
Digital Innovation Growth Fund		11,624	96	—	(266)
J Wind First, LLC		52,304	52,304	2,540	—
KEPCO Holding Company		3,307	—	—	(23)
KEPCO for Maintenance Company		118	—	—	(45)
KOSPO Trumbull LLC		25	—	—	(10)
Changjuk Wind Power Co., Ltd.		24,364	3,049	6,230	744
Chile Solar JV SpA		98,705	75,472	9,050	(2,768)
KEPCO KPS South Africa Pty., Ltd.		9,222	4,236	8,512	834
KOWEPO Holding Limited		1,323	1,371	—	(49)

(*1)	Financial information of EWP America Inc. includes that of 4 other subsidiaries, EWP Renewable Corporation, and California Power Holdings LLC, EWP ESS Holdings, LLC, and Fairhaven ESS LLC.
(*2)	Financial information of KOMIPO America Inc. includes that of 17 other subsidiaries including Elara Equity Holdings, LLC and CVS Equity Holdings, LLC.
(*3)

Financial information of Energy New Industry Specialized Investment Private Investment Trust includes that of 6 other subsidiaries, BSK E-New Industry Fund VII, e-New Industry LB Fund 1, Songhyun e-New Industry Fund, BSK E-New Industry Fund X, UI Carbon-Neutrality Fund, and Magna Energy New Industrial Fund.

(*4)	Financial information of Columboola Solar Farm Hold Co Pty., Ltd. includes that of 3 other subsidiaries including Columboola Solar Farm Nominees Pty., Ltd.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2023 and 2022

16.	Consolidated Subsidiaries, Continued

(3)	Summary of financial information of consolidated subsidiaries as of and for each of the two years in the period ended December 31, 2023 are as follows, continued:

In millions of won
2022
Subsidiaries	Total assets		Total liabilities	Sales	Profit (Loss) for the year
Korea Hydro & Nuclear Power Co., Ltd.	~~W~~	69,129,625	42,843,974	10,386,091	(16,382)
Korea South-East Power Co., Ltd.		13,855,071	7,410,881	8,972,991	71,662
Korea Midland Power Co., Ltd.		16,062,605	10,776,943	8,629,165	(58,173)
Korea Western Power Co., Ltd.		13,459,054	8,125,312	8,112,727	106,361
Korea Southern Power Co., Ltd.		14,011,354	8,296,983	9,304,362	(68,315)
Korea East-West Power Co., Ltd.		12,079,954	5,818,789	6,925,094	2,888
KEPCO Engineering & Construction Company, Inc.		815,533	272,119	505,291	17,954
KEPCO Plant Service & Engineering Co., Ltd.		1,555,453	344,702	1,425,913	97,881
KEPCO Nuclear Fuel Co., Ltd.		949,455	490,215	304,405	31,508
KEPCO KDN Co., Ltd.		734,439	166,272	739,453	42,584
KEPCO International HongKong Ltd.		128,784	—	—	(216)
KEPCO International Philippines Inc.		127,744	101	—	9,976
KEPCO Gansu International Ltd.		7,125	598	—	(22)
KEPCO Philippines Holdings Inc.		191,634	129	—	39,346
KEPCO Philippines Corporation		3,799	14	—	102
KEPCO Ilijan Corporation		231,132	3,642	23,263	16,455
KEPCO Lebanon SARL		1,890	10,482	—	20
KEPCO Neimenggu International Ltd.		269,582	3,917	—	9,938
KEPCO Shanxi International Ltd.		597,635	222,186	—	(11,312)
KOMIPO Global Pte Ltd.		388,071	1,817	—	58,030
KEPCO Netherlands B.V.		137,454	64	—	8,570
KEPCO Australia Pty., Ltd.		579	11	—	102
KOSEP Australia Pty., Ltd.		74,180	13,097	52,271	24,443
KOMIPO Australia Pty., Ltd.		81,216	10,327	52,272	23,368
KOWEPO Australia Pty., Ltd.		81,696	10,184	52,271	22,745
KOSPO Australia Pty., Ltd.		41,872	10,174	52,271	24,362
KEPCO Middle East Holding Company		116,731	102,054	—	(634)
Qatrana Electric Power Company		513,277	247,027	24,354	22,578
KHNP Canada Energy Ltd.		107,200	6,218	—	149
KEPCO Bylong Australia Pty., Ltd.		44,034	437,852	—	(45,880)
Korea Waterbury Uranium Limited Partnership		20,934	224	—	(116)
KEPCO Holdings de Mexico		728	1,974	—	(1,363)
KST Electric Power Company, S.A.P.I. de C.V.		653,830	528,315	232,893	23,122
KEPCO Energy Service Company		2,238	2,173	7,015	(211)
KEPCO Netherlands S3 B.V.		71,326	16,419	—	4,465
PT. KOMIPO Pembangkitan Jawa Bali		15,753	3,232	22,488	3,668
PT. Cirebon Power Service		2,316	784	9,602	355
KOWEPO International Corporation		—	10	—	—
KOSPO Jordan LLC		22,854	6,964	45,009	7,657
EWP America Inc. (*1)		47,775	2,595	21,717	4,337
KNF Canada Energy Limited		2,116	34	—	(59)
EWP Barbados 1 SRL		395,067	901	3,230	34,260
Gyeonggi Green Energy Co., Ltd.		220,414	226,517	112,524	(26,004)
PT. Tanggamus Electric Power		227,638	163,106	3,781	5,778
Gyeongju Wind Power Co., Ltd.		98,513	55,579	24,888	9,711
KOMIPO America Inc. (*2)		571,200	317,903	34,059	(3,293)
PT. EWP Indonesia		93,390	5	—	4,100
KEPCO Netherlands J3 B.V.		135,213	63	—	19,396
Korea Offshore Wind Power Co., Ltd.		376,449	192,335	52,526	13,083
Global One Pioneer B.V.		135	41	—	(68)
Global Energy Pioneer B.V.		320	40	—	(64)
Mira Power Limited		416,750	310,529	57,135	12,394
KOSEP Material Co., Ltd.		3,985	662	4,589	775
Commerce and Industry Energy Co., Ltd.		79,172	32,147	31,068	(3,730)
KEPCO KPS Philippines Corp.		5,294	600	5,232	1,004
KOSPO Chile SpA		159,500	70,037	—	(2,811)

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2023 and 2022

16.	Consolidated Subsidiaries, Continued

(3)	Summary of financial information of consolidated subsidiaries as of and for each of the two years in the period ended December 31, 2023 are as follows, continued:

In millions of won
2022
Subsidiaries	Total assets		Total liabilities	Sales	Profit (Loss) for the year
PT. KOWEPO Sumsel Operation And Maintenance Services	~~W~~	25	252	—	(94)
Hee Mang Sunlight Power Co., Ltd.		5,877	2,606	862	304
Fujeij Wind Power Company		213,113	163,690	—	16,564
KOSPO Youngnam Power Co., Ltd.		425,000	312,831	568,224	10,878
Chitose Solar Power Plant LLC		109,964	94,366	14,384	1,615
KEPCO Energy Solution Co., Ltd.		317,392	6,147	33,638	138
KEPCO Solar Co., Ltd.		243,221	25,405	24,778	9,305
KOSPO Power Services Ltda.		6,722	4,762	17,911	(358)
Energy New Industry Specialized Investment Private Investment Trust (*3)		451,762	4,338	24,725	7,093
KOEN Bylong Pty., Ltd.		11	119	—	(12)
KOMIPO Bylong Pty., Ltd.		11	122	—	(33)
KOWEPO Bylong Pty., Ltd.		8	94	—	(7)
KOSPO Bylong Pty., Ltd.		25	148	—	(17)
EWP Bylong Pty., Ltd.		8	54	—	1
KOWEPO Lao International		8,248	87	10,010	11,185
KEPCO US Inc.		91	—	—	(19,181)
KEPCO Mangilao Holdings LLC		112,948	40,558	21,743	21,166
Mangilao Investment LLC		258,674	4	—	(1)
KEPCO Mangilao Solar, LLC		240,736	373	8,870	(14,818)
Jeju Hanlim Offshore Wind Co., Ltd.		185,357	111,343	—	(3,546)
PT. Siborpa Eco Power		12,050	3	—	(39)
PT. Korea Energy Indonesia		1,675	80	1,937	(104)
KOLAT SpA		48,787	3,701	1,647	1,888
KEPCO California, LLC		46,151	4,768	596	(670)
KEPCO Mojave Holdings, LLC		95,550	75,846	—	(4,705)
Incheon Fuel Cell Co., Ltd.		268,063	242,176	107,193	(5,323)
KOEN Service Co., Ltd.		9,353	7,035	36,340	356
KOMIPO Service Co., Ltd.		6,597	4,503	35,031	905
KOWEPO Service Co., Ltd.		6,266	3,130	34,031	171
KOSPO Service Co., Ltd.		6,672	5,048	28,321	60
EWP Service Co., Ltd.		3,756	2,507	24,526	581
PT. KOMIPO Energy Indonesia		2,978	368	1,698	83
KNF partners Co., Ltd.		2,285	1,053	5,997	293
KOSPO USA Inc.		315,018	430	—	5,024
Nambu USA LLC		297,516	—	—	670
Tamra Offshore Wind Power Co., Ltd.		133,598	93,639	18,332	5,316
KEPCO MCS Co., Ltd.		114,316	52,241	363,627	8,468
KEPCO FMS Co., Ltd.		16,852	11,667	105,339	2,176
Firstkeepers Co., Ltd.		16,448	12,912	84,620	2,482
Secutec Co., Ltd.		12,578	9,209	69,383	690
SE Green Energy Co., Ltd.		149,189	114,241	49,873	1,304
Mangilao Intermediate Holdings LLC		236,266	116,426	—	(4,709)
KEPCO CSC Co., Ltd.		10,668	8,937	46,559	(2,134)
KOAK Power Limited		12,626	839	—	49
KOMIPO Europe B.V.		81,364	54	1,195	1,134

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2023 and 2022

16.	Consolidated Subsidiaries, Continued

(3)	Summary of financial information of consolidated subsidiaries as of and for each of the two years in the period ended December 31, 2023 are as follows, continued:

In millions of won
2022
Subsidiaries	Total assets		Total liabilities	Sales	Profit (Loss) for the year
Haenanum Energy Fund	~~W~~	7,416	3	—	(48)
Paju Ecoenergy Co., Ltd.		61,930	3,066	20,718	1,290
Guam Ukudu Power LLC		293,422	323,292	—	(31,410)
K-SOLAR SHINAN Co., Ltd.		320,227	296,141	16,980	3,690
KPS Partners Co., Ltd.		3,619	2,007	12,417	487
KEPCO E&C Service Co., Ltd.		5,676	1,897	16,180	1,493
Moha solar Co., Ltd.		29,096	31,359	169	(1,137)
Ogiri Solar Power Co., Ltd.		1,033	23	—	(30)
KHNP USA LLC		1,290	97	1,127	392
KOMIPO Vanphong Power Service LLC		15,940	3,333	20,233	9,871
Energy Innovation Fund I		35,310	445	—	(961)
KHNP Chile SpA		5,547	4,147	—	(16)
Yeong Yang Apollon Photovoltaic Co., Ltd.		1,566	1,507	254	(82)
Yeong Yang Corporation Co., Ltd.		1,559	1,497	251	(91)
SolarVader Co., Ltd.		1,568	1,500	256	(78)
Yeong Yang Innovation Co., Ltd.		1,557	1,497	244	(91)
Yeong Yang Horus Photovoltaic Co., Ltd.		1,552	1,498	243	(93)
Yeong Yang Solar Management Co., Ltd.		1,573	1,500	262	(75)
LSG Hydro Power Limited		1,144	1,159	—	(18)
KOEN Bio Co., Ltd.		261	219	639	(150)
KOMIPO Iberian Solar Group, S.L.U.		78,094	65,012	—	(1,304)
Jeongam Wind Power Co., Ltd.		81,800	68,317	10,722	892
KOWEPO Europe B.V.		42,865	2,422	—	1,668
Yeongdeok Sunrise Wind Power Co., Ltd.		42,187	22,031	—	(328)
KHNP Spain, S.L.		3	—	—	(1)
KA Power Limited		3,937	418	—	442
Western Power Changgi Solar Co., Ltd.		48,770	44,647	3,447	(354)
EWP Australia Pty., Ltd.		51,105	—	—	15,203
Columboola Solar Farm Hold Co Pty., Ltd.		310,271	214,792	2,228	2,884
Digital Innovation Growth Fund		12,594	100	—	(363)
J Wind First, LLC		33,611	33,611	450	—
KEPCO Holding Company		3,273	17	—	(18)
KEPCO for Power Company		57,501	58,441	—	(960)
KEPCO for Maintenance Company		—	—	—	—
KOSPO Trumbull LLC		37	3	—	—
Changjuk Wind Power Co., Ltd.		29,208	3,137	9,027	3,503

(*1)	Financial information of EWP America Inc. includes that of 2 other subsidiaries, EWP Renewable Corporation, and California Power Holdings, LLC.
(*2)	Financial information of KOMIPO America Inc. includes that of 17 other subsidiaries including Elara Equity Holdings, LLC and CVS Equity Holdings, LLC.
(*3)

Financial information of Energy New Industry Specialized Investment Private Investment Trust includes that of 5 other subsidiaries, BSK E-New Industry Fund VII, e-New Industry LB Fund 1, Songhyun e-New Industry Fund, BSK E-New Industry Fund X, and UI Carbon-Neutrality Fund.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2023 and 2022

16.	Consolidated Subsidiaries, Continued

(4)	Significant restrictions on abilities to subsidiaries as of December 31, 2023 are as follows:

Company	Nature and extent of any significant restrictions
Gyeonggi Green Energy Co., Ltd.	Acquisition or disposal of assets of more than ~~W~~10 billion, change in the capacity of cogeneration units (except for the change due to performance improvement of equipment, maintenance) will require unanimous consent of all directors of the Group.

KOSPO Youngnam Power Co., Ltd.	Dividends can only be paid when all conditions of the loan agreement are satisfied. Group’s shares cannot be wholly or partially transferred without prior written consent of financial institutions.

Jeongam Wind Power Co., Ltd.	Dividends can only be paid hen all conditions of the loan agreement are satisfied, and prior written consent of financial institutions is obtained. Also, payments to the contracting party may be restricted depending on the financial management priority of the contract. Group’s shares cannot be wholly or partially transferred without prior consent of other stakeholders including shareholders or financial institutions.

Incheon Fuel Cell Co., Ltd.	Acquisition or disposal of assets of more than ~~W~~20 billion, change in the capacity of cogeneration units (except for the change due to performance improvement of equipment, maintenance) will require unanimous consent of all directors of the Group.

Gyeongju Wind Power Co., Ltd.	Dividends and settlement amounts for O&M and renewable energy certificate can only be paid when all conditions of the loan agreement are satisfied, and prior written consent of financial institutions is obtained.

Korea Offshore Wind Power Co., Ltd.	Principals and interest payments on subordinated loans or dividends and settlement amounts for renewable energy certificate can only be paid when all conditions of the loan agreement are satisfied and prior written consent of financial institutions is obtained. The Group’s shares in the subsidiary cannot be transferred either wholly or partially without prior written consent of financial institutions.

Jeju Hanlim Offshore Wind Co., Ltd.	Prior approval from the lender is required when withdrawing funds (major expenditure, REC settlement, dividend payment, etc.) according to the loan agreement.

Yeongdeok Sunrise Wind Power Co., Ltd.	Dividends can only be paid when all conditions of the loan agreement are satisfied.

Columboola Solar Farm Hold Co Pty., Ltd.	Dividends can only be paid when all conditions of the loan agreement are satisfied.

Guam Ukudu Power LLC	Dividends can only be paid when all conditions of the loan agreement are satisfied. Disposing or transferring assets either as a whole or as a part is restricted, and the Group’s shares in the subsidiary cannot be transferred either wholly or partially without prior consent of other stakeholders including financial institutions.

KOSPO Trumbull LLC	The Group’s shares cannot be transferred either wholly or partially without prior consent of other shareholders.

Mira Power Limited	The Group’s shares cannot be transferred either wholly or partially without prior consent of other shareholders.

Chile Solar JV SpA	The Group’s shares cannot be transferred either wholly or partially without prior consent of other shareholders.

K-SOLAR SHINAN Co., Ltd.	Dividends can only be paid when all conditions of the loan agreement are satisfied. The Group’s shares cannot be transferred either wholly or partially without prior consent of other stakeholders until five years have elapsed after the commencement of the operation.

Western Power Changgi Solar Co., Ltd.	Principals and interest payments on subordinated loans or dividends payment to investors can only be performed when all conditions of the loan agreement are satisfied and prior written consent of financial institutions is obtained. Also, the Group’s shares cannot be transferred either wholly or partially without prior written consent of financial institutions.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2023 and 2022

16.	Consolidated Subsidiaries, Continued

(4)	Significant restrictions on abilities to subsidiaries as of December 31, 2023 are as follows, continued:

Company	Nature and extent of any significant restrictions
Chitose Solar Power Plant LLC	Capital expenditure cannot be paid without prior consent of financial institutions. The issuance of securities to third parties, including current investors, is restricted and the amount of paid in capital cannot either increase, be written off or decrease.

Mangilao Intermediate Holdings LLC	Changes or termination of the O&M contract, and delays in the EPC contract cannot be caused without the prior written consent of the majority of the lenders, and dividends can be implemented only after repayment of the loan is completed.

Fujeij Wind Power Company	Incurring additional borrowings not specified in the loan agreement, or changing the PPA schedule or the EPC contract without the lender’s prior written consent are restricted. Also, commercial operation before acquiring wind turbine is restricted without prior consent from the EPC contractor. In addition, capital acquisition and new share issuance other than dividends payment to investors are restricted.

Qatrana Electric Power Company	Dividends payment, repayment of capital investment, and settlement for O&M can only be made when all conditions of the loan agreement are satisfied and prior consent of financial institutions is obtained.

KST Electric Power Company, S.A.P.I. de C.V.	Disposal of assets exceeding $5 million per year is restricted, and the debt ratio is required to be maintained below 90%. Additionally, capital and cost expenditures that do not meet the conditions in the loan agreement are restricted.

(5)	As of December 31, 2023, the Group has following entitlements in relation to its subsidiaries as per its shareholders’ agreements:

Company	Unrecognized Commitments
Jeongam Wind Power Co., Ltd.	When the Group requests other shareholders to transfer shares after the completion of the power generation complex, the Group has a right to purchase the shares at fair value.

Changjuk Wind Power Co., Ltd.	When other shareholders want to sell their shares after the performance guarantee period of wind power generators stipulated in the equipment supply contract is completed, the Group has an obligation to purchase the shares at fair value after consulting with the parties on the timing and size of the acquisition, taking in to account financial conditions, business conditions, and other circumstances.

Columboola Solar Farm Hold Co Pty., Ltd.	The Group holds a call option to purchase the shares held by another shareholder at 80% of the stock’s valuation in the event of a breach of obligation specified in the shareholder agreement.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2023 and 2022

16.	Consolidated Subsidiaries, Continued

(6)	Details of non-controlling interests prior to intra-Company eliminations as of and for each of the two years in the period ended December 31, 2023 are as follows:

In millions of won
2023
Description	KEPCO Ilijan Corporation		KEPCO Plant Service & Engineering Co., Ltd.	KEPCO Engineering & Construction Company, Inc.	Others	Total
Percentage of ownership		49.00%	49.00%	48.76%
Current assets	~~W~~	142,023	953,211	446,900	1,193,078	2,735,212
Non-current assets		688	632,169	407,804	4,639,760	5,680,421
Current liabilities		(252)	(313,249)	(249,899)	(1,009,791)	(1,573,191)
Non-current liabilities		(548)	(5,348)	(57,497)	(2,737,589)	(2,800,982)
Net assets		141,911	1,266,783	547,308	2,085,458	4,041,460
Book value of non-controlling interests		69,536	620,723	266,867	462,581	1,419,707
Sales		—	1,523,031	545,092	1,212,372	3,280,495
Profit for the period		3,718	161,849	32,654	63,145	261,366
Profit for the period attributable to non-controlling interests		1,822	79,306	15,922	9,355	106,405
Cash flows from operating activities		1,086	(35,492)	39,985	368,415	373,994
Cash flows from investing activities		84	26,915	(19,345)	(508,844)	(501,190)
Cash flows from financing activities before dividends to non-controlling interests		(93,348)	(36,433)	(6,687)	119,109	(17,359)
Dividends to non-controlling interests		(643)	(28,775)	(5,250)	(20,866)	(55,534)
Effect of exchange rate fluctuation		5,135	(454)	(35)	2,813	7,459
Net increase of cash and cash equivalents		(87,686)	(74,239)	8,668	(39,373)	(192,630)

In millions of won
2022
Description	KEPCO Ilijan Corporation		KEPCO Plant Service & Engineering Co., Ltd.	KEPCO Engineering & Construction Company, Inc.	Others	Total
Percentage of ownership		49.00%	49.00%	33.92%
Current assets	~~W~~	230,031	861,705	372,031	1,147,973	2,611,740
Non-current assets		1,101	693,748	443,502	4,942,229	6,080,580
Current liabilities		(3,642)	(316,497)	(243,796)	(841,521)	(1,405,456)
Non-current liabilities		—	(28,205)	(28,323)	(2,944,145)	(3,000,673)
Net assets		227,490	1,210,751	543,414	2,304,536	4,286,191
Book value of non-controlling interests		111,470	593,268	184,326	565,796	1,454,860
Sales		23,263	1,425,913	505,291	1,709,390	3,663,857
Profit for the year		16,455	97,881	17,954	91,566	223,856
Profit for the year attributable to non-controlling interests		8,063	47,962	6,090	(24,370)	37,745
Cash flows from operating activities		68,475	81,419	4,918	231,653	386,465
Cash flows from investing activities		22,604	27,372	18,712	(747,507)	(678,819)
Cash flows from financing activities before dividends to non-controlling interests		(9,609)	(33,187)	(7,260)	582,580	532,524
Dividends to non-controlling interests		(8,834)	(26,438)	(3,071)	(4,001)	(42,344)
Effect of exchange rate fluctuation		8,807	(486)	5	(11,023)	(2,697)
Net increase of cash and cash equivalents		81,443	48,680	13,304	51,702	195,129

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2023 and 2022

16.	Consolidated Subsidiaries, Continued

(7)	Changes in goodwill

(i) Details of goodwill as of December 31, 2023 and 2022 are as follows:

In millions of won	2023		2022
Acquisition cost	~~W~~	101,738	100,093
Less: Accumulated impairment		(2,582)	—

Carrying book value	~~W~~	99,156	100,093

(ii) Changes in goodwill for each of the two years in the period ended December 31, 2023 are as follows:

In millions of won	2023
	Beginning		Increase	Decrease	Impairment	Others	Ending
Acquisition cost	~~W~~	100,093	1,859	—	—	(214)	101,738
Less: Accumulated impairment		—	—	—	(2,582)	—	(2,582)

Carrying book value	~~W~~	100,093	1,859	—	(2,582)	(214)	99,156

In millions of won	2022
	Beginning		Increase	Decrease	Others	Ending
Acquisition cost	~~W~~	105,647	—	—	(5,554)	100,093
Less: Accumulated impairment		—	—	—	—	—

Carrying book value	~~W~~	105,647	—	—	(5,554)	100,093

(8)	Disposals of subsidiaries

For the year ended December 31, 2023, the Group proceeds the liquidation process of KEPCO Lebanon SARL, its subsidiary, and has completed the liquidation process of other subsidiary, KHNP Spain, S.L. and KEPCO US Inc. For the year ended December 31, 2022, the Group also completed the liquidation process of EWPRC Biomass Holdings, LLC, KEPCO Alamosa LLC, and KEPCO Mangilao America LLC, all of which are its subsidiaries, and sold KEPCO Solar of Alamosa LLC.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2023 and 2022

17.	Investments in Associates and Joint Ventures

(1)	Investments in associates and joint ventures as of December 31, 2023 and 2022 are as follows:

In millions of won
2023
Investees	Key operation activities	Location	Percentage of ownership	Acquisition cost		Book value
<Associates>
Korea Gas Corporation	Importing and wholesaling LNG	Korea	20.47%	~~W~~	94,500	1,970,643
Korea Electric Power Industrial Development Co., Ltd.	Electricity metering and others	Korea	29.00%		4,727	29,500
YTN Co., Ltd. (*1)	Broadcasting	Korea	21.43%		59,000	52,303
Gangwon Wind Power Co., Ltd. (*2)	Power generation	Korea	15.00%		5,725	12,001
Hyundai Green Power Co., Ltd.	Power generation equipment consignment and operation service	Korea	29.00%		88,885	118,173
Korea Power Exchange (*3)	Management of power market and others	Korea	100.00%		127,839	274,286
Taebaek Guinemi Wind Power Co., Ltd. (*28)	Power generation	Korea	67.25%		12,637	13,530
Daeryun Power Co., Ltd. (*2)	Power generation	Korea	6.85%		46,373	26,834
KNH Solar Co., Ltd.	Power generation	Korea	27.00%		1,296	3,194
SPC Power Corporation (*29)	Power generation	Philippines	38.00%		20,635	78,931
Gemeng International Energy Co., Ltd.	Power generation	China	42.00%		516,007	705,812
PT. Cirebon Electric Power	Power generation	Indonesia	27.50%		40,365	134,259
KNOC Nigerian East Oil Co., Ltd. (*4)	Resources development	Nigeria	14.63%		12	—
KNOC Nigerian West Oil Co., Ltd. (*4)	Resources development	Nigeria	14.63%		12	—
PT Wampu Electric Power	Power generation	Indonesia	46.00%		21,292	34,555
PT. Bayan Resources TBK	Resources development	Indonesia	20.00%		615,860	619,207
S-Power Co., Ltd.	Power generation	Korea	49.00%		132,300	162,765
Pioneer Gas Power Limited	Power generation	India	38.50%		49,831	—
Xe-Pian Xe-Namnoy Power Co., Ltd.	Power generation	Laos	25.00%		87,426	116,378
PT. Mutiara Jawa	Manufacturing and operating floating coal terminal	Indonesia	29.00%		2,978	5,168
Samcheok Eco Materials Co., Ltd. (*5)	Recycling fly ashes	Korea	25.54%		686	—
Noeul Green Energy Co., Ltd.	Power generation	Korea	29.00%		1,740	—
Goseong Green Power Co., Ltd.	Power generation	Korea	29.00%		262,740	287,624
Gangneung Eco Power Co., Ltd. (*17)	Power generation	Korea	29.00%		261,000	254,929
Shin Pyeongtaek Power Co., Ltd.	Power generation	Korea	40.00%		72,000	145,026
Haeng Bok Do Si Photovoltaic Power Co., Ltd.	Power generation	Korea	28.00%		194	294
Dongducheon Dream Power Co., Ltd. (*6)	Power generation	Korea	33.61%		148,105	87,203
Jinbhuvish Power Generation Pvt. Ltd. (*2)	Power generation	India	5.16%		9,000	—
Daejung Offshore Wind Power Co., Ltd.	Power generation	Korea	46.59%		5,190	1,483
GS Donghae Electric Power Co., Ltd.	Power generation	Korea	34.00%		204,000	259,085
Daegu Photovoltaic Co., Ltd.	Power generation	Korea	29.00%		1,230	2,804
Busan Green Energy Co., Ltd.	Power generation	Korea	29.00%		5,243	3,259
Hansuwon KNP Co., Ltd.	Electric material agency	Korea	28.98%		537	467
Korea Electric Power Corporation Fund (*7)	Developing electric enterprises	Korea	98.09%		20,847	23,421
Energy Infra Asset Management Co., Ltd. (*33)	Asset management	Korea	9.90%		297	1,213
Daegu clean Energy Co., Ltd.	Renewable power generation	Korea	28.00%		140	—
YaksuESS Co., Ltd.	Installing ESS related equipment	Korea	29.00%		210	285
Nepal Water & Energy Development Company Private Limited (*8, 17)	Construction and operation of utility plant	Nepal	68.88%		110,332	110,573
Gwangyang Green Energy Co., Ltd.	Power generation	Korea	20.00%		26,800	24,638
PND solar Co., Ltd.	Power generation	Korea	29.00%		1,250	1,510
Hyundai Eco Energy Co., Ltd. (*2)	Power generation	Korea	19.00%		3,610	7,947
YeongGwang Yaksu Wind Electric Co., Ltd. (*2)	Power generation	Korea	9.63%		533	133
Green Energy Electricity Generation Co., Ltd.	Power generation	Korea	29.00%		1,189	8
Korea Energy Solutions Co., Ltd.	R & D	Korea	20.00%		300	170
ITR Co., Ltd. (*32)	R & D	Korea	10.00%		50	—
STN Co., Ltd. (formerly, Structure test network Co., Ltd.)	Technical testing and consulting	Korea	20.00%		25	391

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2023 and 2022

17.	Investments in Associates and Joint Ventures, Continued

(1)	Investments in associates and joint ventures as of December 31, 2023 and 2022 are as follows, continued:

In millions of won
2023
Investees	Key operation activities	Location	Percentage of ownership	Acquisition cost		Book value
<Associates>
Indeck Niles Development, LLC	Power generation	USA	50.00%	~~W~~	263,825	335,401
Indeck Niles Asset Management, LLC	Power generation	USA	33.33%		—	93
Hanwha Corporation-linked Sunlight Power Special Private Equity Investment Trust No. 1	Holding company	Korea	49.00%		6,482	6,496
Suwon New Power Co., Ltd.	Power generation	Korea	39.90%		798	1,022
Gwangbaek Solar Power Investment Co., Ltd.	Power generation	Korea	44.00%		4,757	5,155
Go deok Clean Energy Co., Ltd.	Fuel cell generation	Korea	40.00%		5,560	4,723
SureDataLab Co., Ltd.	R & D	Korea	23.95%		126	114
SEP Co., Ltd.	R & D	Korea	21.26%		27	—
Hankook Electric Power Information Co., Ltd. (*13)	R & D	Korea	16.49%		38	214
Tronix Co., Ltd. (*13)	R & D	Korea	12.50%		75	220
O2&B Global Co., Ltd.	R & D	Korea	20.00%		25	21
Muan Sunshine Solar Power Plant Co., Ltd.	Power generation	Korea	20.00%		1,570	2,822
Bigeum Resident Photovoltaic Power Co., Ltd.	Power generation	Korea	29.90%		1	—
Goesan Solar Park Co., Ltd.	Power generation	Korea	29.00%		1,276	2,877
Saemangeum Heemang Photovoltaic Co., Ltd.	Power generation	Korea	35.00%		11,022	14,420
Bitgoel Eco Energy Co., Ltd.	Power generation	Korea	49.25%		7,880	12,394
Jeju Gimnyeong Wind Power Co., Ltd.	Power generation	Korea	30.00%		714	246
Seoroseoro Sunny Power Plant Co., Ltd.	Power generation	Korea	42.58%		706	941
Muan Solar park Co., Ltd.	Power generation	Korea	20.00%		4,400	6,830
YuDang Solar Co., Ltd.	Power generation	Korea	20.00%		360	570
Anjwa Smart Farm & Solar City Co., Ltd.	Power generation	Korea	20.00%		5,651	7,665
KPE Green Energy Co., Ltd. (formerly, Daewon Green Energy Co., Ltd.	Power generation	Korea	25.36%		3,910	7,779
G.GURU Co., Ltd.	R & D	Korea	24.65%		493	167
UD4M Co., Ltd. (*10)	R & D	Korea	12.50%		75	150
Dongbu Highway Solar Co., Ltd.	Power generation	Korea	20.00%		190	380
Seobu Highway Solar Co., Ltd.	Power generation	Korea	20.00%		195	406
Korea Energy Data Co., Ltd.	R & D	Korea	29.37%		60	36
Gangneung Sacheon Fuel Cell Co., Ltd.	Power generation	Korea	41.00%		5,695	7,870
KOSTURE Co., Ltd. (*2)	Coal recycling business	Korea	4.42%		7	8
Taebaek Gadeoksan Wind Power Co., Ltd.	Power generation	Korea	34.00%		12,570	19,426
Chuncheon Green Energy Co., Ltd.	Power generation	Korea	45.00%		9,540	8,900
Yeomsubong Wind Power Co., Ltd. (*11)	Power generation	Korea	29.00%		1,411	871
Yeongyang Wind Power Corporation II	Power generation	Korea	30.00%		7,965	10,100
Haeparang Energy Co., Ltd.	Power generation	Korea	25.00%		2,241	2,104
Saemangeum Sebit Power Plant Co., Ltd. (*12)	Power generation	Korea	55.14%		21,037	37,191
Boulder Solar III, LLC	Power generation	USA	30.00%		715	754
PlatformN. Co., Ltd.	R & D	Korea	29.58%		105	—
PT. Cirebon Energi Prasarana (*9)	Power generation	Indonesia	10.00%		26,710	76,597
Green Radiation Co., Ltd. (*13)	R & D	Korea	10.00%		20	26
Future Convergence Technology Laboratory. Co., Ltd.	R & D	Korea	20.12%		76	36
Eco Motion Co., Ltd. (formerly, SC E&G. Co,. Ltd.)	R & D	Korea	20.00%		90	267
Rec’s Innovation Co, Ltd. (formerly, Wang San Engineering. Co,. Ltd.) (*33)	R & D	Korea	16.67%		81	120
ACE	R & D	Korea	20.00%		25	2
Environment and Energy Co., Ltd. (*13)	R & D	Korea	10.54%		11	9
Santiago Solar Power SpA	Power generation	Chile	50.00%		13,851	11,769
Yanggu Floating Photovoltaic Power Plant Inc.	Power generation	Korea	29.00%		904	760
Power Embedded	R & D	Korea	23.33%		70	70
Changwon SG Energy Co., Ltd. (*13)	Power generation	Korea	18.78%		900	783
Donpyung Technology. Co., Ltd.	R & D	Korea	20.00%		125	254
HORANG ENERGY Inc.	Power generation	Korea	40.00%		4,240	4,149
Hoenggye Renewable Energy Co., Ltd.	Power generation	Korea	36.12%		2,375	2,375
Haman Green Energy Co., Ltd.	Power generation	Korea	35.00%		4,771	2,981
Songsan Green Energy Co., Ltd. (*21)	Power generation	Korea	60.00%		8,400	8,323

				~~W~~	3,509,099	6,176,889

<Joint ventures>
Shuweihat Asia Power Investment B.V.	Holding company	Netherlands	49.00%	~~W~~	44,405	69,902

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2023 and 2022

17.	Investments in Associates and Joint Ventures, Continued

(1)	Investments in associates and joint ventures as of December 31, 2023 and 2022 are as follows, continued:

In millions of won
2023
Investees	Key operation activities	Location	Percentage of ownership	Acquisition cost		Book value
<Joint ventures>
Shuweihat Asia Operation & Maintenance Company (*14)	Maintenance of utility plant	Cayman	55.00%	~~W~~	30	1,818
Waterbury Lake Uranium L.P. (*15)	Resources development	Canada	30.65%		26,602	22,612
ASM-BG Investicii AD	Power generation	Bulgaria	50.00%		9,846	14,739
RES Technology AD	Power generation	Bulgaria	50.00%		11,922	14,383
KV Holdings, Inc. (*29)	Power generation	Philippines	40.00%		2,103	5,186
KEPCO SPC Power Corporation (*14,29)	Construction and operation of utility plant	Philippines	75.20%		94,579	196,544
Gansu Datang Yumen Wind Power Co., Ltd.	Power generation	China	40.00%		16,621	6,315
Datang Chifeng Renewable Power Co., Ltd.	Power generation	China	40.00%		121,928	186,739
Datang KEPCO Chaoyang Renewable Power Co., Ltd.	Power generation	China	40.00%		39,872	43,207
Rabigh Electricity Company	Power generation	Saudi Arabia	40.00%		109,743	235,051
Rabigh Operation & Maintenance Company Limited	Maintenance of utility plant	Saudi Arabia	40.00%		70	4,964
Jamaica Public Service Company Limited	Power generation	Jamaica	40.00%		301,910	349,866
KW Nuclear Components Co., Ltd.	Manufacturing	Korea	45.00%		833	18,680
Busan Shinho Solar Power Co., Ltd.	Power generation	Korea	25.00%		2,100	6,669
Global Trade Of Power System Co., Ltd. (*16)	Exporting products and technology of small or medium business by proxy	Korea	29.00%		290	615
Expressway Solar-light Power Generation Co., Ltd.	Power generation	Korea	50.00%		1,856	5,187
Amman Asia Electric Power Company (*14)	Power generation	Jordan	60.00%		111,476	223,424
KAPES, Inc. (*14)	R & D	Korea	51.00%		5,629	—
Honam Wind Power Co., Ltd.	Power generation	Korea	29.00%		3,480	4,743
Korea Power Engineering Service Co., Ltd.	Construction and service	Korea	29.00%		290	5,708
Chun-cheon Energy Co., Ltd.	Power generation	Korea	29.90%		52,700	35,083
Yeonggwangbaeksu Wind Power Co., Ltd. (*16)	Power generation	Korea	15.00%		3,000	3,443
Nghi Son 2 Power LLC	Power generation	Vietnam	50.00%		175,261	417,989
Kelar S.A. (*14)	Power generation	Chile	65.00%		78,060	131,529
PT. Tanjung Power Indonesia	Power generation	Indonesia	35.00%		57,039	90,151
Incheon New Power Co., Ltd. (*18)	Power generation	Korea	29.00%		461	298
Seokmun Energy Co., Ltd.	Power generation	Korea	29.00%		15,370	16,591
Daehan Wind Power PSC	Power generation	Jordan	50.00%		7,493	16,426
Barakah One Company (*19)	Power generation	UAE	18.00%		118	—
Nawah Energy Company (*19)	Operation of utility plant	UAE	18.00%		296	330
MOMENTUM	International thermonuclear experimental reactor construction management	France	33.33%		1	209
Daegu Green Power Co., Ltd. (*20)	Power generation	Korea	29.00%		46,225	26,430
Yeonggwang Wind Power Co., Ltd.	Power generation	Korea	46.00%		17,475	23,380
Chester Solar IV SpA	Power generation	Chile	45.00%		1,700	484
Chester Solar V SpA	Power generation	Chile	45.00%		525	191
Diego de Almagro Solar SpA	Power generation	Chile	45.00%		2,091	954
South Jamaica Power Company Limited	Power generation	Jamaica	20.00%		20,430	43,109
Daesan Green Energy Co., Ltd.	Power generation	Korea	35.00%		17,850	22,191
RE Holiday Holdings LLC	Power generation	USA	50.00%		42,948	84,092
RE Pioneer Holdings LLC	Power generation	USA	50.00%		27,891	54,081
RE Barren Ridge 1 Holdings LLC	Power generation	USA	50.00%		28,021	58,154
RE Astoria 2 LandCo LLC	Power generation	USA	50.00%		5,188	6,937
RE Barren Ridge LandCo LLC	Power generation	USA	50.00%		2,187	2,441
Laurel SpA	Power generation	Chile	45.00%		1,222	613
KIAMCO KOWEPO Bannerton Hold Co Pty Ltd. (*16)	Power generation	Australia	12.37%		4,095	3,719
Cheong-Song Noraesan Wind Power Co., Ltd. (*15)	Power generation	Korea	29.01%		3,200	3,756
Chester Solar I SpA	Power generation	Chile	45.00%		1,181	1,238
Solar Philippines Calatagan Corporation	Power generation	Philippines	38.00%		47,903	58,130
Saemangeum Solar Power Co., Ltd. (*21)	Power generation	Korea	81.01%		26,400	23,419
Chungsongmeon BongSan wind power Co., Ltd. (*16)	Power generation	Korea	29.00%		2,900	2,665
Jaeun Resident Wind Power Plant Co., Ltd. (*16)	Power generation	Korea	29.00%		2,494	2,214
DE Energia SpA	Power generation	Chile	49.00%		8,364	9,703
Dangjin Eco Power Co., Ltd.	Power generation	Korea	34.00%		25,661	26,753

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2023 and 2022

17.	Investments in Associates and Joint Ventures, Continued

(1)	Investments in associates and joint ventures as of December 31, 2023 and 2022 are as follows, continued:

In millions of won
2023
Investees	Key operation activities	Location	Percentage of ownership	Acquisition cost		Book value
<Joint ventures>
Haemodum Solar Co., Ltd.	Power generation	Korea	49.00%	~~W~~	2,940	3,122
Yangyang Wind Power Co., Ltd.	Power generation	Korea	50.00%		12,000	10,435
HORUS SOLAR, S.A. DE C.V. (*22)	Renewable power generation	Mexico	14.95%		5,068	11,181
RECURSOS SOLARES PV DE MEXICO II, S.A. DE C.V. (*22)	Renewable power generation	Mexico	14.95%		3,678	10,935
SUNMEX RENOVABLES, S.A. DE C.V. (*22)	Renewable power generation	Mexico	14.95%		1,678	3,541
Stavro Holding II A.B.	Holding company	Sweden	20.00%		18,566	18,263
Solaseado Solar Power Co., Ltd.	Power generation	Korea	39.00%		7,020	17,953
Yeongam Solar Power Co., Ltd. (*16)	Power generation	Korea	19.00%		6,460	9,637
Samsu Wind Power Co., Ltd. (*16)	Power generation	Korea	19.00%		2,637	3,022
Pulau Indah Power Plant Sdn. Bhd.	Power generation	Malaysia	25.00%		24,339	25,603
NH-Amundi Global Infrastructure Investment Private Investment Trust 21	Holding company	Korea	29.53%		19,897	21,897
Shin-han BNPP Private Investment Trust for East-West Sunlight Dream (*14)	Holding company	Korea	90.00%		14,916	15,487
PT Barito Wahana Tenaga	Power generation	Indonesia	30.61%		59,574	156,994
Cheongna Energy Co., Ltd. (*21)	Generating and distributing vapor and hot/cold water	Korea	50.10%		49,344	25,549
Naepo Green Energy Co., Ltd.	Power generation	Korea	29.20%		29,200	5,285
Boim Combined Heat and Power Generation Co., Ltd. (formerly, Dayone Energy Co., Ltd.) (*23)	Power generation	Korea	30.66%		71,070	—
OneEnergy Asia Limited	Power generation	Vietnam	40.00%		195,130	289,966
KAS INVESTMENT I LLC (*15)	Holding company	USA	29.89%		23,437	15,784
KAS INVESTMENT II LLC (*15)	Holding company	USA	29.89%		23,343	15,709
Energyco Co., Ltd.	Power generation	Korea	29.00%		1,659	2,140
CAES, LLC	Holding company	USA	36.00%		19,414	20,380
Hapcheon Floating Photovoltaic Power Plant Inc. (*16)	Power generation	Korea	49.00%		7,512	10,348
Busan Industrial Solar Power Co., Ltd.	Power generation	Korea	28.02%		510	1,058
Bitsolar Energy Co., Ltd.	Power generation	Korea	27.10%		352	352
Pulau Indah O&M Sdn. Bhd. (*24)	Power generation	Malaysia	60.00%		—	—
Guadalupe Solar SpA (*24)	Power generation	Chile	60.00%		1,397	1,200
Omisan Wind Power Co., Ltd.	Power generation	Korea	42.00%		10,752	10,229
Foresight Iberian Solar Group Holding, S.L. (*24)	Power generation	Spain	75.00%		10,564	8,119
Yeongwol Eco Wind Co., Ltd.	Power generation	Korea	29.00%		3,089	4,024
Gurae Resident Power Co., Ltd.	Power generation	Korea	29.00%		386	569
Cheongju Eco Park Co., Ltd.	Power generation	Korea	29.00%		5,858	9,072
Enel X Midland Photovoltaic, LLC	Power generation	Korea	20.00%		2,211	2,542
Geumsungsan Wind Power Co., Ltd.	Power generation	Korea	29.00%		6,531	5,515
KEPCO KPS CARABAO Corp. (*18)	Utility plant maintenance	Philippines	40.00%		93	—
Prime Swedish Holding AB	Holding company	Sweden	45.00%		36,227	38,789
Goheung New Energy Co., Ltd.	Power generation	Korea	46.15%		12,959	15,736
Gunsan Land Solar Co., Ltd. (*24, 30)	Power generation	Korea	75.29%		19,091	22,429
CapMan Lynx SCA, SICAR	Holding company	Luxembourg	50.00%		9,601	—
International Offshore Power Transmission Holding Company Limited	Undersea transmission network operation	UAE	35.00%		—	1,423
Pyeongchang Wind Power Co., Ltd. (*27)	Power generation	Korea	58.00%		9,329	12,228
Eumseong Eco Park Co., Ltd.	Power generation	Korea	29.00%		5,741	8,386
Changwon Nu-ri Energy Co., Ltd. (*16)	Fuel cell generation	Korea	61.00%		8,095	8,027
PungBack Wind Farm Corporation (*26)	Power generation	Korea	32.89%		7,885	7,940
Trumbull Asset Management, LLC (*27)	Holding company	USA	78.00%		1	936
S-Power Chile SpA	Power generation	Chile	50.00%		127	64
Seungmun Green Energy	Power generation	Korea	33.00%		8,973	9,757
Seobusambo highway photovoltaics Co., Ltd. (*25)	Power generation	Korea	80.00%		3,020	3,580

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2023 and 2022

17.	Investments in Associates and Joint Ventures, Continued

(1)	Investments in associates and joint ventures as of December 31, 2023 and 2022 are as follows, continued:

In millions of won
2023
Investees	Key operation activities	Location	Percentage of ownership	Acquisition cost		Book value
<Joint ventures>
Yangyang Suri Wind Power Co., Ltd.(*15)	Power generation	Korea	29.00%	~~W~~	10,498	9,608
KEPCO for Power Company (*34)	Power generation	Saudi Arabia	60.00%		3,083	435
Taebaek Wind Power Co., Ltd. (*35)	Power generation	Korea	60.00%		11,494	13,932
Jeonju Bio Green Energy Co., Ltd.(*24)	Power generation	Korea	65.00%		3,250	3,195
Kumyang Eco Park Co., Ltd.	Power generation	Korea	29.00%		3,663	3,663
Jeongeup Green Power Co., Ltd. (*36)	Power generation	Korea	18.71%		1,560	1,560
Hadong E-factory Co., Ltd.(*15)	Power generation	Korea	30.00%		350	349
Namyangju Combined Heat and Power Co., Ltd. (*37)	Generating and distributing vapor and hot/cold water	Korea	55.00%		3,850	3,850
Wadi Noor Solar Power Company SAOC	Power generation	Oman	50.00%		847	846
Fairhaven Energy Storage LLC (*31)	Power generation	USA	35.00%		—	—

					2,431,604	3,485,699

				~~W~~	5,940,703	9,662,588

(*1)

the Group is planning to sell its investments in YTN Co., Ltd. based on the resolution of the Board of Directors on November 23, 2022, but investments in YTN Co., Ltd. are not classified as assets held-for-sale as the group hasn’t started the active selling procedures as of December 31, 2023.

(*2)

The effective percentage of ownership is less than 20%. However, the Group can exercise significant influence by virtue of its contractual right to appoint directors to the board of directors of the entity, and by strict decision criteria of the Group’s financial and operating policy of the board of directors.

(*3)

The effective percentage of ownership is 100%. However, the Government regulates the Group’s ability to make operating and financial decisions over the entity, as the Government requires maintaining arms-length transactions between KPX and the Group’s other subsidiaries. Accordingly, the entity is not classified as a consolidated subsidiary. The Group can exercise significant influence by virtue of right to nominate directors to the board of directors of the entity.

(*4)

The effective percentage of ownership is less than 20%. However, the Group can exercise significant influence by virtue of its contractual right to appoint one out of four members of the steering committee of the entity. Moreover, the Group has significant financial transactions, which can affect its significant influence on the entity.

(*5)

Although the nominal percentage of ownership is 2.35%, the effective percentage of ownership is 25.54%, considering redeemable convertible preferred stock as a liability component. The redeemable convertible preferred stock has been repaid in the current period.

(*6)	The effective percentage of ownership is 34.01% considering the conversion of redeemable convertible preferred stock into ordinary stock.
(*7)

The effective percentage of ownership is more than 50% but the Group does not hold control over relevant business while it exercises significant influence by participating in the Investment Decision Committee. Accordingly, the entity is classified as an associate.

(*8)

The effective percentage of ownership is more than 50% but the Group does not hold control over the entity according to the shareholders’ agreement. Accordingly, the entity is classified as an associate.

(*9)

The effective percentage of ownership is less than 20%. However, the entity is classified as an associate because the Group exercises significant influence over the decisions related to finance and operation.

(*10)

The effective percentage of ownership is 14.29% due to the acquisition of treasury stocks. The effective percentage of ownership is less than 20%. However, the Group exercises significant influence over the decisions related to finance and operation by virtue of right to nominate directors to the board of directors of the entity.

(*11)	The effective percentage of ownership decreased due to the disproportionate paid-in capital increase.
(*12)

The effective percentage of ownership decreased due to the disproportionate paid-in capital increase during the year ended December 31, 2023. The effective percentage of ownership is more than 50% but the Group does not hold control over relevant business while it exercises significant influence by participating in the Investment Decision Committee. Accordingly, the entity is classified as an associate.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2023 and 2022

17.	Investments in Associates and Joint Ventures, Continued

(1)	Investments in associates and joint ventures as of December 31, 2023 and 2022 are as follows, continued:

(*13)	The effective percentage of ownership is less than 20%. However, the entity is classified as an associate because the Group excercises significant influence over the entity.
(*14)

The effective percentage of ownership is more than 50%. However, according to the shareholders’ agreement, all critical financial and operating decisions must be agreed to by all ownership parties and the Group can exercise same voting rights as other shareholders at the board of directors. Accordingly, the entities are classified as joint ventures.

(*15)	The effective percentage of ownership is less than 50%. However, the entity is classified as a joint venture, because all consent was required to make decisions on related activities.
(*16)	According to the shareholders’ agreement, the parties have joint control over all decisions related to finance and operation. Accordingly, the entity is classified as joint ventures.
(*17)	The effective percentage of ownership changed due to the disproportionate capital reduction of financial investors during the year ended December 31, 2023.
(*18)

The joint arrangement which the Group has joint control is structured through a separate company. The parties have joint control over the joint arrangement are classified as joint ventures, judging that they have rights to the net assets of the arrangement.

(*19)	The effective percentage of ownership is less than 20%. However, decisions in relevant actitvities must be agreed by ownership parties. Accordingly, the entity is classified as joint ventures.
(*20)	Although the nominal percentage of ownership is 29%, the effective percentage of ownership is 54.24%, considering the interest of financial investors as a liability component.
(*21)	The effective percentage of ownership is more than 50%. However, decisions in relevant actitvities must be agreed by all ownership parties. Accordingly, the entity is classified as a joint venture.
(*22)

The effective percentage of ownership is less than 20%. However, according to the shareholders’ agreement, decisions related pricipal operation must be agreed by all ownership parties. Accordingly, the entity is classified as a joint venture.

(*23)

According to the Rec’s Innovation Co, Ltd. (formerly, Wang San Engineering. Co,. Ltd.). Investment Agreement signed in March 2011, the Group has a commitment to guarantee principal and certain returns on shares of RecsInnovation Co, Ltd. (formerly, Wang San Engineering. Co,. Ltd.). held by NH Power 2nd Co., Ltd. and the National Agricultural Cooperative Federation. Since NH Power 2nd Co., Ltd. and the National Agricultural Cooperative Federation have put option regarding their share of the entity, the Group was deemed to have acquired an additional 15.64% stake. As a result, the effective percentage of ownership is 46.3% in the current and prior period. In accordance with shareholders’ agreement signed during the current period, the Group has joint control with other investors in making important financial and operation decisions, so it has been reclassified from an associate to a joint venture.

(*24)	The effective percentage of ownership is more than 50%. However, decisions in relevant actitvities must be agreed by all ownership parties. Accordingly, the entity is classified as a joint venture.
(*25)

Due to the changes in the agreement, the Group lost its control over the entity. Accordingly, the entity is reclassified to a joint venture from a subsidiary. Although the effective percentage of ownership is more than 50%, decisions in relevant actitvities must be agreed by all members of the board of directors.

(*26)	The effective percentage of ownership is 37%, considering potential common stock.
(*27)

The effective percentage of ownership is more than 50%. However, decisions in relevant actitvities must be agreed by all members of the board of directors. Accordingly, the entity is classified as a joint venture.

(*28)

The effective percentage of ownership is more than 50%. However, by the shareholders’ agreement the Group does not hold control over relevant business while it exercises significant influence by participating in the Investment Decision committee. Accordingly, the entity is classified as an associate.

(*29)	The group is planning to sell its investment in SPC Power Corporation, KEPCO SPC Power Corporation, KV Holdings, Inc. and time or proceeds of sales are not specified as of December 31, 2023.
(*30)

The nominal percentage of ownership is 75.29% and the effective percentage of ownership is 56.91%, as there is an obligation to provide excess dividend income to Gunsan City when a certain rate of return in the shareholders’ agreement is met.

(*31)	Although the investment has not yet been paid, 35% of the investment has been promised in the future.
(*32)

The effective percentage of ownership is less than 20%. However, It has been classified as an associate as it has significant influence by virtue of the majority of the ordinary resolutions passed at the shareholders’ meeting and the right to elect directors.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2023 and 2022

17.	Investments in Associates and Joint Ventures, Continued

(1)	Investments in associates and joint ventures as of December 31, 2023 and 2022 are as follows, continued:

(*33)	The effective percentage of ownership is less than 20%. However, the Group can exercise significant influence through its contractual right to appoint one director to the board of directors.
(*34)

The effective percentage of ownership is more than 50%. However, decisions in relevant activities must be agreed by all ownership parties according to the shareholders’ agreement concluded during the current period. Accordingly, the entity is reclassified as a joint venture.

(*35)

The effective percentage of ownership is more than 50%. However, as the joint agreement between shareholders changed during the year ended December 31, 2023, the entity was reclassified as a joint venture in consideration of the minimum voting rights required by the board of directors for important business and financial policies.

(*36)

The effective percentage of ownership is less than 20%. However, the entity was reclassified as a joint venture in consideration of the Group’s contractual right to appoint one director to the board of directors and the minimum voting rights required by the board of directors for important business and financial policies established in the joint agreement between shareholders.

(*37)	The effective percentage of ownership is more than 50%. However, decisions in relevant activities must be agreed by all board of directors. Accordingly, the entity is classified as a joint venture.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2023 and 2022

17.	Investments in Associates and Joint Ventures, Continued

(1)	Investments in associates and joint ventures as of December 31, 2023 and 2022 are as follows, continued:

In millions of won
2022
Investees	Key operation activities	Location	Percentage of ownership	Acquisition cost		Book value
<Associates>
Korea Gas Corporation	Importing and wholesaling LNG	Korea	20.47%	~~W~~	94,500	2,085,296
Korea Electric Power Industrial Development Co., Ltd.	Electricity metering and others	Korea	29.00%		4,727	31,078
YTN Co., Ltd. (*1)	Broadcasting	Korea	21.43%		59,000	55,027
Gangwon Wind Power Co., Ltd. (*2)	Power generation	Korea	15.00%		5,725	12,158
Hyundai Green Power Co., Ltd.	Power generation equipment consignment and operation service	Korea	29.00%		88,885	119,791
Korea Power Exchange (*3)	Management of power market and others	Korea	100.00%		127,839	275,126
Taebaek Wind Power Co., Ltd. (*29)	Power generation	Korea	60.00%		11,494	14,501
Taebaek Guinemi Wind Power Co., Ltd. (*29)	Power generation	Korea	67.25%		12,637	13,049
Daeryun Power Co., Ltd. (*2)	Power generation	Korea	6.85%		40,854	26,727
KNH Solar Co., Ltd.	Power generation	Korea	27.00%		1,296	2,883
SPC Power Corporation (*30)	Power generation	Philippines	38.00%		20,635	70,868
Gemeng International Energy Co., Ltd.	Power generation	China	34.00%		413,153	578,821
PT. Cirebon Electric Power	Power generation	Indonesia	27.50%		40,365	135,114
KNOC Nigerian East Oil Co., Ltd. (*4)	Resources development	Nigeria	14.63%		12	—
KNOC Nigerian West Oil Co., Ltd. (*4)	Resources development	Nigeria	14.63%		12	—
PT Wampu Electric Power	Power generation	Indonesia	46.00%		21,292	37,743
PT. Bayan Resources TBK	Resources development	Indonesia	20.00%		615,860	684,719
S-Power Co., Ltd.	Power generation	Korea	49.00%		132,300	141,128
Pioneer Gas Power Limited	Power generation	India	38.50%		49,831	—
Eurasia Energy Holdings	Power generation and resources development	Russia	40.00%		461	—
Xe-Pian Xe-Namnoy Power Co., Ltd.	Power generation	Laos	25.00%		87,426	115,584
PT. Mutiara Jawa	Manufacturing and operating floating coal terminal	Indonesia	29.00%		2,978	3,597
Samcheok Eco Materials Co., Ltd. (*5)	Recycling fly ashes	Korea	2.35%		686	—
Noeul Green Energy Co., Ltd.	Power generation	Korea	29.00%		1,740	—
Goseong Green Power Co., Ltd.	Power generation	Korea	29.00%		262,740	288,893
Gangneung Eco Power Co., Ltd. (*2)	Power generation	Korea	1.61%		2,900	—
Shin Pyeongtaek Power Co., Ltd.	Power generation	Korea	40.00%		72,000	133,823
Haeng Bok Do Si Photovoltaic Power Co., Ltd.	Power generation	Korea	28.00%		194	278
Dongducheon Dream Power Co., Ltd. (*6)	Power generation	Korea	33.61%		148,105	89,300
Jinbhuvish Power Generation Pvt. Ltd. (*2)	Power generation	India	5.16%		9,000	—
Daejung Offshore Wind Power Co., Ltd.	Power generation	Korea	46.59%		5,190	1,555
GS Donghae Electric Power Co., Ltd.	Power generation	Korea	34.00%		204,000	260,145
Daegu Photovoltaic Co., Ltd.	Power generation	Korea	29.00%		1,230	2,849
Busan Green Energy Co., Ltd.	Power generation	Korea	29.00%		5,243	4,395
Gunsan Bio Energy Co., Ltd. (*2)	Power generation	Korea	18.87%		1,000	—
Hansuwon KNP Co., Ltd.	Electric material agency	Korea	28.98%		537	280
Korea Electric Power Corporation Fund (*7)	Developing electric enterprises	Korea	98.09%		23,113	28,842
Energy Infra Asset Management Co., Ltd. (*2)	Asset management	Korea	9.90%		297	1,184
Daegu clean Energy Co., Ltd.	Renewable power generation	Korea	28.00%		140	12
YaksuESS Co., Ltd.	Installing ESS related equipment	Korea	29.00%		210	486
Nepal Water & Energy Development Company Private Limited (*8)	Construction and operation of utility plant	Nepal	69.06%		70,228	69,940
Gwangyang Green Energy Co., Ltd.	Power generation	Korea	20.00%		26,800	25,044
PND solar Co., Ltd.	Power generation	Korea	29.00%		1,250	1,403
Hyundai Eco Energy Co., Ltd. (*2)	Power generation	Korea	19.00%		3,610	7,631
YeongGwang Yaksu Wind Electric Co., Ltd. (*2)	Power generation	Korea	9.63%		533	156
Green Energy Electricity Generation Co., Ltd.	Power generation	Korea	29.00%		1,189	1,571
Korea Energy Solutions Co., Ltd.	R & D	Korea	20.00%		300	93
ITR Co., Ltd.	R & D	Korea	20.00%		50	—
Structure test network Co., Ltd.	Technical testing and consulting	Korea	20.00%		25	366
Namjeongsusang Solar Power Operation Co., Ltd. (*9)	Power generation	Korea	15.00%		969	373

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2023 and 2022

17.	Investments in Associates and Joint Ventures, Continued

(1)	Investments in associates and joint ventures as of December 31, 2023 and 2022 are as follows, continued:

In millions of won
2022
Investees	Key operation activities	Location	Percentage of ownership	Acquisition cost		Book value
<Associates>
Indeck Niles Development, LLC	Power generation	USA	50.00%	~~W~~	263,825	302,038
Indeck Niles Asset Management, LLC	Power generation	USA	33.33%		—	94
Hanwha Corporation-linked Sunlight Power Special Private Equity Investment Trust No. 1	Holding company	Korea	49.00%		6,910	6,932
Suwon New Power Co., Ltd.	Power generation	Korea	39.90%		798	919
Gwangbaek Solar Power Investment Co., Ltd.	Power generation	Korea	44.00%		4,757	5,133
Go deok Clean Energy Co., Ltd.	Fuel cell generation	Korea	40.00%		5,560	4,420
SureDataLab Co., Ltd.	R & D	Korea	23.95%		126	177
SEP Co., Ltd.	R & D	Korea	21.26%		27	—
Hankook Electric Power Information Co., Ltd. (*13)	R & D	Korea	16.49%		38	220
Tronix Co., Ltd. (*13)	R & D	Korea	12.50%		75	66
O2&B Global Co., Ltd.	R & D	Korea	20.00%		25	36
Muan Sunshine Solar Power Plant Co., Ltd.	Power generation	Korea	20.00%		1,570	2,562
Bigeum Resident Photovoltaic Power Co., Ltd.	Power generation	Korea	29.90%		1	—
Goesan Solar Park Co., Ltd.	Power generation	Korea	29.00%		1,276	2,591
Saemangeum Heemang Photovoltaic Co., Ltd.	Power generation	Korea	35.00%		11,022	13,010
Bitgoel Eco Energy Co., Ltd.	Power generation	Korea	49.25%		7,880	8,951
Jeju Gimnyeong Wind Power Co., Ltd.	Power generation	Korea	30.00%		714	872
Seoroseoro Sunny Power Plant Co., Ltd.	Power generation	Korea	42.58%		706	859
Muan Solar park Co., Ltd.	Power generation	Korea	20.00%		4,400	7,838
YuDang Solar Co., Ltd.	Power generation	Korea	20.00%		360	586
Anjwa Smart Farm & Solar City Co., Ltd.	Power generation	Korea	20.00%		5,651	8,662
Daewon Green Energy Co., Ltd.	Power generation	Korea	25.36%		3,910	4,485
G.GURU Co., Ltd.	R & D	Korea	24.65%		493	300
UD4M Co., Ltd. (*10)	R & D	Korea	12.50%		75	161
Dongbu Highway Solar Co., Ltd.	Power generation	Korea	20.00%		190	352
Seobu Highway Solar Co., Ltd.	Power generation	Korea	20.00%		195	316
Korea Energy Data Co., Ltd.	R & D	Korea	29.37%		60	62
Gangneung Sacheon Fuel Cell Co., Ltd.	Power generation	Korea	41.00%		5,695	4,277
KOSTURE Co., Ltd. (*2)	Coal recycling business	Korea	0.82%		1	1
Taebaek Gadeoksan Wind Power Co., Ltd.	Power generation	Korea	34.00%		12,570	20,040
Chuncheon Green Energy Co., Ltd.	Power generation	Korea	45.00%		9,540	9,155
Yeomsubong Wind Power Co., Ltd. (*11)	Power generation	Korea	3.81%		95	62
Yeongyang Wind Power Corporation II	Power generation	Korea	30.00%		7,965	7,461
Haeparang Energy Co., Ltd.	Power generation	Korea	25.00%		2,241	2,188
Saemangeum Sebit Power Plant Co., Ltd. (*12)	Power generation	Korea	63.33%		13,788	23,199
Boulder Solar III, LLC	Power generation	USA	30.00%		715	744
PlatformN. Co., Ltd.	R & D	Korea	29.58%		105	84
PT. Cirebon Energi Prasarana (*9)	Power generation	Indonesia	10.00%		26,710	69,035
Green Radiation Co., Ltd. (*13)	R & D	Korea	10.00%		20	11
Future Convergence Technology Laboratory. Co., Ltd.	R & D	Korea	20.12%		76	50
SC E&G. Co,. Ltd.	R & D	Korea	20.00%		90	214
Rec’s Innovation Co, Ltd. (formerly, Wang San Engineering. Co,. Ltd.)	R & D	Korea	20.00%		81	166
ACE	R & D	Korea	20.00%		20	20
Environment and Energy Co., Ltd. (*13)	R & D	Korea	10.54%		11	10
Santiago Solar Power SpA	Power generation	Chile	50.00%		13,851	13,373
Yanggu Floating Photovoltaic Power Plant Inc.	Power generation	Korea	29.00%		904	903

				~~W~~	3,089,683	5,844,464

<Joint ventures>
KEPCO-Uhde Inc. (*14)	Power generation	Korea	52.80%	~~W~~	11,355	17
Shuweihat Asia Power Investment B.V.	Holding company	Netherlands	49.00%		44,405	66,452
Shuweihat Asia Operation & Maintenance Company (*14)	Maintenance of utility plant	Cayman	55.00%		30	1,631
Waterbury Lake Uranium L.P. (*15)	Resources development	Canada	32.59%		26,602	21,750
ASM-BG Investicii AD	Power generation	Bulgaria	50.00%		9,846	14,555
RES Technology AD	Power generation	Bulgaria	50.00%		11,922	15,133
KV Holdings, Inc. (*30)	Power generation	Philippines	40.00%		2,103	9,659
KEPCO SPC Power Corporation (*14,30))	Construction and operation of utility plant	Philippines	75.20%		94,579	179,594

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2023 and 2022

17.	Investments in Associates and Joint Ventures, Continued

(1)	Investments in associates and joint ventures as of December 31, 2023 and 2022 are as follows, continued:

In millions of won
2022
Investees	Key operation activities	Location	Percentage of ownership	Acquisition cost		Book value
<Joint ventures>
Gansu Datang Yumen Wind Power Co., Ltd.	Power generation	China	40.00%	~~W~~	16,621	6,024
Datang Chifeng Renewable Power Co., Ltd.	Power generation	China	40.00%		121,928	191,982
Datang KEPCO Chaoyang Renewable Power Co., Ltd.	Power generation	China	40.00%		39,872	44,398
Rabigh Electricity Company	Power generation	Saudi Arabia	40.00%		109,743	214,607
Rabigh Operation & Maintenance Company Limited	Maintenance of utility plant	Saudi Arabia	40.00%		70	5,113
Jamaica Public Service Company Limited	Power generation	Jamaica	40.00%		301,910	331,407
KW Nuclear Components Co., Ltd.	Manufacturing	Korea	45.00%		833	17,090
Busan Shinho Solar Power Co., Ltd.	Power generation	Korea	25.00%		2,100	6,719
Global Trade Of Power System Co., Ltd. (*16)	Exporting products and technology of small or medium business by proxy	Korea	29.00%		290	698
Expressway Solar-light Power Generation Co., Ltd. (*17)	Power generation	Korea	50.00%		1,856	4,754
Amman Asia Electric Power Company (*14)	Power generation	Jordan	60.00%		111,476	220,254
KAPES, Inc. (*14)	R & D	Korea	51.00%		5,629	—
Honam Wind Power Co., Ltd.	Power generation	Korea	29.00%		3,480	4,819
Korea Power Engineering Service Co., Ltd.	Construction and service	Korea	29.00%		290	5,543
Chun-cheon Energy Co., Ltd.	Power generation	Korea	29.90%		52,700	32,044
Yeonggwangbaeksu Wind Power Co., Ltd. (*16)	Power generation	Korea	15.00%		3,000	3,151
Nghi Son 2 Power LLC	Power generation	Vietnam	50.00%		175,261	408,839
Kelar S.A. (*14)	Power generation	Chile	65.00%		78,060	117,137
PT. Tanjung Power Indonesia	Power generation	Indonesia	35.00%		57,039	92,907
Incheon New Power Co., Ltd. (*18)	Power generation	Korea	29.00%		461	198
Seokmun Energy Co., Ltd.	Power generation	Korea	29.00%		15,370	17,336
Daehan Wind Power PSC	Power generation	Jordan	50.00%		7,493	13,923
Barakah One Company (*19)	Power generation	UAE	18.00%		118	—
Nawah Energy Company (*19)	Operation of utility plant	UAE	18.00%		296	315
MOMENTUM	International thermonuclear experimental reactor construction management	France	33.33%		1	345
Daegu Green Power Co., Ltd. (*20)	Power generation	Korea	29.00%		46,225	29,360
Yeonggwang Wind Power Co., Ltd.	Power generation	Korea	46.00%		17,475	20,713
Chester Solar IV SpA	Power generation	Chile	45.00%		1,700	181
Chester Solar V SpA	Power generation	Chile	45.00%		525	156
Diego de Almagro Solar SpA	Power generation	Chile	45.00%		2,091	540
South Jamaica Power Company Limited	Power generation	Jamaica	20.00%		20,430	46,437
Daesan Green Energy Co., Ltd.	Power generation	Korea	35.00%		17,850	19,218
RE Holiday Holdings LLC	Power generation	USA	50.00%		42,948	85,370
RE Pioneer Holdings LLC	Power generation	USA	50.00%		27,891	55,172
RE Barren Ridge 1 Holdings LLC	Power generation	USA	50.00%		28,021	3,350
RE Astoria 2 LandCo LLC	Power generation	USA	50.00%		5,188	6,599
RE Barren Ridge LandCo LLC	Power generation	USA	50.00%		2,187	2,333
Laurel SpA	Power generation	Chile	45.00%		1,222	554
KIAMCO KOWEPO Bannerton Hold Co Pty Ltd. (*16)	Power generation	Australia	12.37%		4,095	3,651
Chile Solar JV SpA	Power generation	Chile	50.00%		12,674	9,819
Cheong-Song Noraesan Wind Power Co., Ltd. (*15)	Power generation	Korea	29.01%		3,200	4,263
Chester Solar I SpA	Power generation	Chile	45.00%		1,181	1,314
Solar Philippines Calatagan Corporation	Power generation	Philippines	38.00%		47,903	56,902
Saemangeum Solar Power Co., Ltd. (*21)	Power generation	Korea	81.01%		26,400	23,551
Chungsongmeon BongSan wind power Co., Ltd. (*16)	Power generation	Korea	29.00%		2,900	3,470
Jaeun Resident Wind Power Plant Co., Ltd. (*16)	Power generation	Korea	29.00%		2,494	2,236
DE Energia SpA	Power generation	Chile	49.00%		8,364	9,536
Dangjin Eco Power Co., Ltd.	Power generation	Korea	34.00%		25,661	26,859
Haemodum Solar Co., Ltd.	Power generation	Korea	49.00%		2,940	3,367
Yangyang Wind Power Co., Ltd.	Power generation	Korea	50.00%		12,000	10,864
HORUS SOLAR, S.A. DE C.V. (*22)	Renewable power generation	Mexico	14.95%		5,068	6,976
RECURSOS SOLARES PV DE MEXICO II, S.A. DE C.V. (*22)	Renewable power generation	Mexico	14.95%		3,678	4,899
SUNMEX RENOVABLES, S.A. DE C.V. (*22)	Renewable power generation	Mexico	14.95%		1,678	1,657
Stavro Holding II A.B.	Holding company	Sweden	20.00%		18,566	17,171
Solaseado Solar Power Co., Ltd.	Power generation	Korea	39.00%		7,020	16,233
Yeongam Solar Power Co., Ltd. (*16)	Power generation	Korea	19.00%		6,460	9,879

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2023 and 2022

17.	Investments in Associates and Joint Ventures, Continued

(1)	Investments in associates and joint ventures as of December 31, 2023 and 2022 are as follows, continued:

In millions of won
2022
Investees	Key operation activities	Location	Percentage of ownership	Acquisition cost		Book value
<Joint ventures>
Samsu Wind Power Co., Ltd. (*16)	Power generation	Korea	19.00%	~~W~~	2,637	3,205
Pulau Indah Power Plant Sdn. Bhd.	Power generation	Malaysia	25.00%		23,833	26,814
NH-Amundi Global Infrastructure Investment Private Investment Trust 21	Holding company	Korea	29.53%		20,061	21,723
Shin-han BNPP Private Investment Trust for East-West Sunlight Dream (*14)	Holding company	Korea	90.00%		15,012	15,587
PT Barito Wahana Tenaga	Power generation	Indonesia	30.61%		59,574	137,047
Cheongna Energy Co., Ltd. (*21)	Generating and distributing vapor and hot/cold water	Korea	50.10%		49,344	10,758
Naepo Green Energy Co., Ltd.	Power generation	Korea	29.20%		29,200	—
Boim Combined Heat and Power Generation Co., Ltd. (formerly, Dayone Energy Co., Ltd.)	Power generation	Korea	30.66%		71,070	—
OneEnergy Asia Limited	Power generation	Vietnam	40.00%		115,949	172,218
KAS Investment I LLC (*15)	Holding company	USA	29.89%		23,437	18,247
KAS Investment II LLC (*15)	Holding company	USA	29.89%		23,343	18,173
Energyco Co., Ltd.	Power generation	Korea	29.00%		1,659	2,190
CAES, LLC	Holding company	USA	36.00%		19,414	20,805
Hapcheon Floating Photovoltaic Power Plant Inc. (*16)	Power generation	Korea	49.00%		7,512	8,471
Busan Industrial Solar Power Co., Ltd.	Power generation	Korea	28.02%		510	1,168
Bitsolar Energy Co., Ltd.	Power generation	Korea	27.10%		352	352
Pulau Indah O&M Sdn. Bhd. (*24)	Power generation	Malaysia	60.00%		—	—
Guadalupe Solar SpA (*24)	Power generation	Chile	60.00%		1,397	913
Omisan Wind Power Co., Ltd.	Power generation	Korea	42.00%		10,752	10,411
Foresight Iberian Solar Group Holding, S.L. (*24)	Power generation	Spain	75.00%		11,465	10,565
Yeongwol Eco Wind Co., Ltd.	Power generation	Korea	29.00%		3,089	3,155
Gurae Resident Power Co., Ltd.	Power generation	Korea	29.00%		386	391
Cheongju Eco Park Co., Ltd.	Power generation	Korea	29.00%		5,858	10,490
Enel X Midland Photovoltaic, LLC	Power generation	Korea	20.00%		1,695	1,856
Geumsungsan Wind Power Co., Ltd.	Power generation	Korea	29.00%		6,531	3,493
KEPCO KPS CARABAO Corp. (*18)	Utility plant maintenance	Philippines	40.00%		93	177
Prime Swedish Holding AB	Holding company	Sweden	45.00%		35,410	36,245
Goheung New Energy Co., Ltd.	Power generation	Korea	46.15%		12,959	11,832
Gunsan Land Solar Co., Ltd. (*24)	Power generation	Korea	75.29%		19,091	27,544
CapMan Lynx SCA, SICAR	Holding company	Luxembourg	50.00%		9,601	—
International Offshore Power Transmission Holding Company Limited	Undersea transmission network operation	UAE	35.00%		—	—
Pyeongchang Wind Power Co., Ltd. (*28)	Power generation	Korea	58.00%		9,329	14,464
Eumseong Eco Park Co., Ltd.	Power generation	Korea	29.00%		5,741	5,557
Songsan Green Energy Co., Ltd. (*15)	Fuel cell generation	Korea	25.00%		1,400	1,387
Changwon Nu-ri Energy Co., Ltd. (*15)	Fuel cell generation	Korea	33.33%		500	497
Hasami Wind Farm Corporation	Power generation	Korea	29.00%		1,596	1,589
PungBack Wind Farm Corporation (*26)	Power generation	Korea	32.89%		7,885	6,743
Trumbull Asset Management, LLC (*27)	Holding company	USA	78.00%		—	246
S-Power Chile SpA	Power generation	Chile	50.00%		127	127
Seungmun Green Energy	Power generation	Korea	33.00%		8,973	9,054
Seobusambo highway photovoltaics Co., Ltd. (*25)	Power generation	Korea	80.00%		3,020	3,066

					2,332,579	3,147,584

				~~W~~	5,422,262	8,992,048

(*1)

The group is planning to sell its investments in YTN Co., Ltd. based on the resolution of the Board of Directors on November 23, 2022, but investments in YTN Co., Ltd. are not classified as assets held-for-sale as the group hasn’t started the active selling procedures as of December 31, 2022.

(*2)

The effective percentage of ownership is less than 20%. However, the Group can exercise significant influence by virtue of its contractual right to appoint directors to the board of directors of the entity, and by strict decision criteria of the Group’s financial and operating policy of the board of directors.

(*3)

The effective percentage of ownership is 100%. However, the Government regulates the Group’s ability to make operating and financial decisions over the entity, as the Government requires maintaining arms-length transactions between KPX and the Group’s other subsidiaries. Accordingly, the entity is not classified as a consolidated subsidiary. The Group can exercise significant influence by virtue of right to nominate directors to the board of directors of the entity.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2023 and 2022

17.	Investments in Associates and Joint Ventures, Continued

(1)	Investments in associates and joint ventures as of December 31, 2023 and 2022 are as follows, continued:

(*4)

The effective percentage of ownership is less than 20%. However, the Group can exercise significant influence by virtue of its contractual right to appoint one out of four members of the steering committee of the entity. Moreover, the Group has significant financial transactions, which can affect its significant influence on the entity.

(*5)	Although the nominal percentage of ownership is 2.35%, the effective percentage of ownership is 25.54%, considering redeemable convertible preferred stock as a liability component.
(*6)	The effective percentage of ownership is 34.01% considering the conversion of redeemable convertible preferred stock into ordinary stock.
(*7)

The effective percentage of ownership is more than 50% but the Group does not hold control over relevant business while it exercises significant influence by participating in the Investment Decision Committee. Accordingly, the entity is classified as an associate.

(*8)

The effective percentage of ownership is more than 50% but the Group does not hold control over the entity according to the shareholders’ agreement. Accordingly, the entity is classified as an associate.

(*9)

The effective percentage of ownership is less than 20%. However, the entity is classified as an associate because the Group exercises significant influence over the decisions related to finance and operation.

(*10)

The effective percentage of ownership is 14.29% due to the acquisition of treasury stocks. The effective percentage of ownership is less than 20%. However, the Group exercises significant influence over the decisions related to finance and operation by virtue of right to nominate directors to the board of directors of the entity.

(*11)

The effective percentage of ownership decreased due to the disproportionate paid-in capital increase, and the effective percentage of ownership is less than 20%. However, the Group exercises significant influence over all decisions related to finance and operation.

(*12)

The effective percentage of ownership decreased due to the disproportionate paid-in capital increase during the year ended December 31, 2022. The effective percentage of ownership is more than 50% but the Group does not hold control over relevant business while it exercises significant influence by participating in the Investment Decision Committee. Accordingly, the entity is classified as an associate.

(*13)	The effective percentage of ownership is less than 20%. However, the entity is classified as an associate because the Group exercises significant influence over the entity.
(*14)

The effective percentage of ownership is more than 50%. However, according to the shareholders’ agreement, all critical financial and operating decisions must be agreed to by all ownership parties and the Group can exercise same voting rights as other shareholders at the board of directors. Accordingly, the entities are classified as joint ventures.

(*15)	The effective percentage of ownership is less than 50%. However, the entity is classified as a joint venture, because all consent was required to make decisions on related activities.
(*16)	According to the shareholders’ agreement, the parties have joint control over all decisions related to finance and operation. Accordingly, the entity is classified as joint ventures.
(*17)	The effective percentage of ownership increased due to the disproportionate capital reduction of financial investors during the year ended December 31, 2022.
(*18)

The joint arrangement which the Group has joint control is structured through a separate company. The parties have joint control over the joint arrangement are classified as joint ventures, judging that they have rights to the net assets of the arrangement.

(*19)	The effective percentage of ownership is less than 20%. However, decisions in relevant activities must be agreed by ownership parties. Accordingly, the entity is classified as joint ventures.
(*20)	Although the nominal percentage of ownership is 29%, the effective percentage of ownership is 54.24%, considering the interest of financial investors as a liability component.
(*21)	The effective percentage of ownership is more than 50%. However, decisions in relevant activities must be agreed by all ownership parties. Accordingly, the entity is classified as a joint venture.
(*22)

The effective percentage of ownership is less than 20%. However, according to the shareholders’ agreement, decisions related principal operation must be agreed by all ownership parties. Accordingly, the Group can exercise significant influence.

(*23)

According to the Boim Combined Heat and Power Generation Co., Ltd. (formerly, Dayone Energy Co., Ltd.) Investment Agreement signed in March 2011, the Group has a commitment to guarantee principal and certain returns on shares of Boim Combined Heat and Power Generation Co., Ltd. (formerly, Dayone Energy Co., Ltd.). held by NH Power 2nd Co., Ltd. and the National Agricultural Cooperative Federation. Since NH Power 2nd Co., Ltd. and the National Agricultural Cooperative Federation have put option regarding their share of the entity, the Group was deemed to have acquired an additional 15.64% stake. As a result, the effective percentage of ownership is 46.3% in the current and prior period. In accordance with shareholders’ agreement signed during the current period, the Group has joint control with other investors in making important financial and operation decisions, so it has been reclassified from an associate to a joint venture.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2023 and 2022

17.	Investments in Associates and Joint Ventures, Continued

(1)	Investments in associates and joint ventures as of December 31, 2023 and 2022 are as follows, continued:

(*24)	The effective percentage of ownership is more than 50%. However, decisions in relevant activities must be agreed by all ownership parties. Accordingly, the entity is classified as a joint venture.
(*25)

Due to the changes in the agreement, the Group lost its control over the entity. Accordingly, the entity is reclassified to a joint venture from a subsidiary. Although the effective percentage of ownership is more than 50%, decisions in relevant activities must be agreed by all members of the board of directors.

(*26)	The effective percentage of ownership is 37%, considering potential common stock.
(*27)

The effective percentage of ownership is more than 50%. However, decisions in relevant activities must be agreed by all members of the board of directors. Accordingly, the entity is classified as a joint venture.

(*28)

After additional acquisition of the shares, the effective percentage of ownership is more than 50%. However, decisions in relevant activities must be agreed by all members of the board of directors. Accordingly, the entity is classified as a joint venture.

(*29)

After additional acquisition of the shares, the effective percentage of ownership is more than 50%. However, the Group does not hold control over relevant business while it exercises significant influence by participating in the board of directors by the shareholders’ agreement. Accordingly, the entity is classified as an associate.

(*30)

The Group is planning to sell its investment in SPC Power Corporation, KEPCO SPC Power Corporation, and KV Holdings, Inc. and the timing of and proceeds from such sales transaction is not specified as of December 31, 2022.

(2)	The fair value of associates which are actively traded on an open market and have a readily available market value as of December 31, 2023 and 2022 are as follows:

In millions of won
Investees	2023		2022
<Associates>
Korea Electric Power Industrial Development Co., Ltd.	~~W~~	69,298	80,454
Korea Gas Corporation		466,830	684,180
YTN Co., Ltd. (*)		54,180	50,220
SPC Power Corporation		92,219	121,995
PT. Bayan Resources TBK		11,090,934	11,326,001

(*)

The Group sold all of its shares in YTN Co., Ltd. (21.43%) on February 15, 2024 at the price of ~~W~~221,490 million as the Korea Communications Commission approved to sell the Group’s shares in entirety on February 7, 2024 (see Note 51).

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2023 and 2022

17.	Investments in Associates and Joint Ventures, Continued

(3)	Changes in investments in associates and joint ventures for each of the two years in the period ended December 31, 2023 are as follows:

In millions of won
2023
Investees	Beginning balance		Acquisitions	Disposals	Dividends received	Share of profit (loss)	Other comprehen- sive income (loss)	Others	Ending balance
<Associates>
Korea Gas Corporation	~~W~~	2,085,296	—	—	—	(155,819)	47,220	(6,054)	1,970,643
Korea Electric Power Industrial Development Co., Ltd.		31,078	—	—	(2,156)	1,790	—	(1,212)	29,500
YTN Co., Ltd.		55,027	—	—	(540)	(1,147)	(14)	(1,023)	52,303
Gangwon Wind Power Co., Ltd.		12,158	—	—	(2,272)	2,115	—	—	12,001
Hyundai Green Power Co., Ltd.		119,791	—	—	(3,555)	2,159	—	(222)	118,173
Korea Power Exchange		275,126	—	—	—	4,575	—	(5,415)	274,286
Taebaek Wind Power Co., Ltd.		14,501	—	—	—	—	—	(14,501)	—
Taebaek Guinemi Wind Power Co., Ltd.		13,049	—	—	—	481	—	—	13,530
Daeryun Power Co., Ltd.		26,727	—	—	—	143	(12)	(24)	26,834
KNH Solar Co., Ltd.		2,883	—	—	—	311	—	—	3,194
SPC Power Corporation		70,868	—	—	(2,669)	9,667	1,065	—	78,931
Gemeng International Energy Co., Ltd.		578,821	102,854	—	(12,527)	41,280	565	(5,181)	705,812
PT. Cirebon Electric Power		135,114	—	—	(10,770)	7,519	—	2,396	134,259
KNOC Nigerian East Oil Co., Ltd.		—	—	—	—	(7)	(213)	220	—
KNOC Nigerian West Oil Co., Ltd.		—	—	—	—	(7)	(196)	203	—
PT Wampu Electric Power		37,743	—	—	(3,850)	(268)	224	706	34,555
PT. Bayan Resources TBK		684,719	—	—	(344,360)	252,406	26,500	(58)	619,207
S-Power Co., Ltd.		141,128	—	—	—	21,637	—	—	162,765
Pioneer Gas Power Limited		—	—	—	—	—	—	—	—
Eurasia Energy Holdings		—	—	—	—	—	—	—	—
Xe-Pian Xe-Namnoy Power Co., Ltd.		115,584	—	—	—	(848)	1,642	—	116,378
PT. Mutiara Jawa		3,597	—	—	(459)	1,936	94	—	5,168
Samcheok Eco Materials Co., Ltd.		—	—	—	—	—	—	—	—
Noeul Green Energy Co., Ltd.		—	—	—	—	—	—	—	—
Goseong Green Power Co., Ltd.		288,893	—	—	—	(1,240)	—	(29)	287,624
Gangneung Eco Power Co., Ltd.		—	258,100	—	—	(3,171)	—	—	254,929
Shin Pyeongtaek Power Co., Ltd.		133,823	—	—	(70,040)	81,258	—	(15)	145,026
Haeng Bok Do Si Photovoltaic Power Co., Ltd.		278	—	—	—	16	—	—	294
Dongducheon Dream Power Co., Ltd.		89,300	—	—	—	(2,568)	—	471	87,203
Jinbhuvish Power Generation Pvt. Ltd.		—	—	—	—	—	—	—	—
Daejung Offshore Wind Power Co., Ltd.		1,555	—	—	—	(72)	—	—	1,483
GS Donghae Electric Power Co., Ltd.		260,145	—	—	(21,846)	21,240	—	(454)	259,085
Daegu Photovoltaic Co., Ltd.		2,849	—	—	(408)	363	—	—	2,804
Busan Green Energy Co., Ltd.		4,395	—	—	—	(1,137)	—	1	3,259
Gunsan Bio Energy Co., Ltd.		—	—	—	—	—	—	—	—
Hansuwon KNP Co., Ltd.		280	—	—	—	187	—	—	467
Korea Electric Power Corporation Fund		28,842	—	(2,266)	—	(2,865)	(290)	—	23,421
Energy Infra Asset Management Co., Ltd.		1,184	—	—	(89)	118	—	—	1,213
Daegu clean Energy Co., Ltd.		12	—	—	—	—	—	(12)	—
YaksuESS Co., Ltd.		486	—	—	—	(201)	—	—	285
Nepal Water & Energy Development Company Private Limited		69,940	40,103	—	—	(325)	855	—	110,573
Gwangyang Green Energy Co., Ltd.		25,044	—	—	—	(406)	—	—	24,638
PND solar Co., Ltd.		1,403	—	—	—	107	—	—	1,510
Hyundai Eco Energy Co., Ltd.		7,631	—	—	(874)	1,198	(8)	—	7,947
YeongGwang Yaksu Wind Electric Co., Ltd.		156	—	—	—	(23)	—	—	133
Green Energy Electricity Generation Co., Ltd.		1,571	—	—	—	(1,563)	—	—	8
Korea Energy Solutions Co., Ltd.		93	—	—	—	77	—	—	170
ITR Co., Ltd.		—	—	—	—	(33)	—	33	—
STN Co., Ltd. (formerly Structure test network Co., Ltd.)		366	—	—	—	25	—	—	391
Namjeongsusang Solar Power Operation Co., Ltd.		373	—	(217)	—	(156)	—	—	—
Indeck Niles Development, LLC		302,038	—	—	—	32,067	(3,623)	4,919	335,401
Indeck Niles Asset Management, LLC		94	—	—	(337)	334	—	2	93
Hanwha Corporation-linked Sunlight Power Special Private Equity Investment Trust No. 1	~~W~~	6,932	—	(428)	(373)	366	(1)	—	6,496
Suwon New Power Co., Ltd.		919	—	—	—	103	—	—	1,022
Gwangbaek Solar Power Investment Co., Ltd.		5,133	—	—	(644)	666	—	—	5,155

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2023 and 2022

17.	Investments in Associates and Joint Ventures, Continued

(3)	Changes in investments in associates and joint ventures for each of the two years in the period ended December 31, 2023 are as follows, continued:

In millions of won
2023
Investees	Beginning balance		Acquisitions	Disposals	Dividends received	Share of profit (loss)	Other comprehen- sive income (loss)	Others	Ending balance
<Associates>
Go deok Clean Energy Co., Ltd.	~~W~~	4,420	—	—	—	303	—	—	4,723
SureDataLab Co., Ltd.		177	—	—	—	(63)	—	—	114
SEP Co., Ltd.		—	—	—	—	—	—	—	—
Hankook Electric Power Information Co., Ltd.		220	—	—	—	(6)	—	—	214
Tronix Co., Ltd.		66	—	—	—	154	—	—	220
O2&B Global Co., Ltd.		36	—	—	—	(15)	—	—	21
Muan Sunshine Solar Power Plant Co., Ltd.		2,562	—	—	(340)	600	—	—	2,822
Bigeum Resident Photovoltaic Power Co., Ltd.		—	—	—	—	(414)	414	—	—
Goesan Solar Park Co., Ltd.		2,591	—	—	—	286	—	—	2,877
Saemangeum Heemang Photovoltaic Co., Ltd.		13,010	—	—	—	1,410	—	—	14,420
Bitgoel Eco Energy Co., Ltd.		8,951	—	—	—	3,443	—	—	12,394
Jeju Gimnyeong Wind Power Co., Ltd.		872	—	—	—	(626)	—	—	246
Seoroseoro Sunny Power Plant Co., Ltd.		859	—	—	—	82	—	—	941
Muan Solar park Co., Ltd.		7,838	—	—	(2,680)	1,672	—	—	6,830
YuDang Solar Co., Ltd.		586	—	—	(100)	84	—	—	570
Anjwa Smart Farm & Solar City Co., Ltd.		8,662	—	—	(1,400)	403	—	—	7,665
KPE Green Energy Co., Ltd. (formerly, Daewon Green Energy Co., Ltd.)		4,485	—	—	—	3,294	—	—	7,779
G.GURU Co., Ltd.		300	—	—	—	(133)	—	—	167
UD4M Co., Ltd.		161	—	—	—	(11)	—	—	150
Dongbu Highway Solar Co., Ltd.		352	—	—	—	28	—	—	380
Seobu Highway Solar Co., Ltd.		316	—	—	—	90	—	—	406
Korea Energy Data Co., Ltd.		62	—	—	—	(26)	—	—	36
Gangneung Sacheon Fuel Cell Co., Ltd.		4,277	—	—	—	3,593	—	—	7,870
KOSTURE Co., Ltd.		1	6	—	—	1	—	—	8
Taebaek Gadeoksan Wind Power Co., Ltd.		20,040	—	—	(3,723)	3,109	—	—	19,426
Chuncheon Green Energy Co., Ltd.		9,155	—	—	—	(204)	(51)	—	8,900
Yeomsubong Wind Power Co., Ltd.		62	1,316	—	—	(507)	—	—	871
Yeongyang Wind Power Corporation II		7,461	—	—	—	2,639	—	—	10,100
Haeparang Energy Co., Ltd.		2,188	—	—	—	(84)	—	—	2,104
Saemangeum Sebit Power Plant Co., Ltd.		23,199	7,249	—	—	(709)	—	7,452	37,191
Boulder Solar III, LLC		744	—	—	—	—	—	10	754
PlatformN. Co., Ltd.		84	—	—	—	(84)	—	—	—
PT. Cirebon Energi Prasarana		69,035	—	—	—	7,328	(891)	1,125	76,597
Green Radiation Co., Ltd.		11	—	—	—	15	—	—	26
Future Convergence Technology Laboratory. Co., Ltd.		50	—	—	—	(14)	—	—	36
Eco Motion Co., Ltd. (formerly, SC E&G. Co,. Ltd.)		214	—	—	—	53	—	—	267
Rec’s Innovation Co, Ltd. (formerly, Wang San Engineering. Co,. Ltd.)		166	—	—	—	(72)	—	26	120
ACE		20	—	—	—	(18)	—	—	2
Environment and Energy Co., Ltd.		10	—	—	—	(1)	—	—	9
Santiago Solar Power SpA		13,373	—	—	—	(1,522)	(82)	—	11,769
Yanggu Floating Photovoltaic Power Plant Inc.		903	—	—	—	(143)	—	—	760
Power Embedded		—	70	—	—	—	—	—	70
Changwon SG Energy Co., Ltd.		—	900	—	—	(117)	—	—	783
Donpyung Technology. Co., Ltd.		—	125	—	—	154	—	(25)	254
HORANG ENERGY Inc.		—	4,240	—	—	(91)	—	—	4,149
Hoenggye Renewable Energy Co., Ltd.		—	2,375	—	—	—	—	—	2,375
Haman Green Energy Co., Ltd.		—	4,771	—	—	(1,790)	—	—	2,981
Songsan Green Energy Co., Ltd.		—	—	—	—	—	—	8,323	8,323

		5,844,464	422,109	(2,911)	(486,012)	334,379	73,198	(8,338)	6,176,889

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2023 and 2022

17.	Investments in Associates and Joint Ventures, Continued

(3)	Changes in investments in associates and joint ventures for each of the two years in the period ended December 31, 2023 are as follows, continued:

In millions of won
2023
Investees	Beginning balance		Acquisitions	Disposals	Dividends received	Share of profit (loss)	Other comprehen- sive income (loss)	Others	Ending balance
<Joint ventures>
KEPCO-Uhde Inc.	~~W~~	17	—	—	—	(10)	—	(7)	—
Shuweihat Asia Power Investment B.V.		66,452	—	—	(512)	(440)	4,402	—	69,902
Shuweihat Asia Operation & Maintenance Company		1,631	—	—	(1,077)	1,237	27	—	1,818
Waterbury Lake Uranium L.P.		21,750	—	—	—	70	792	—	22,612
ASM-BG Investicii AD		14,555	—	—	(697)	680	201	—	14,739
RES Technology AD		15,133	—	—	(697)	(513)	460	—	14,383
KV Holdings, Inc.		9,659	—	—	—	280	161	(4,914)	5,186
KEPCO SPC Power Corporation		179,594	—	—	—	13,224	3,726	—	196,544
Gansu Datang Yumen Wind Power Co., Ltd.		6,024	—	—	—	316	(25)	—	6,315
Datang Chifeng Renewable Power Co., Ltd.		191,982	—	—	(14,293)	9,012	38	—	186,739
Datang KEPCO Chaoyang Renewable Power Co., Ltd.		44,398	—	—	(1,771)	639	(59)	—	43,207
Rabigh Electricity Company		214,607	—	—	(6,263)	28,456	(1,749)	—	235,051
Rabigh Operation & Maintenance Company Limited		5,113	—	—	(2,994)	2,759	86	—	4,964
Jamaica Public Service Company Limited		331,407	—	—	(15,715)	32,862	7,959	(6,647)	349,866
KW Nuclear Components Co., Ltd.		17,090	—	—	(833)	2,423	—	—	18,680
Busan Shinho Solar Power Co., Ltd.		6,719	—	—	(1,169)	1,119	—	—	6,669
Global Trade Of Power System Co., Ltd.		698	—	—	—	(83)	—	—	615
Expressway Solar-light Power Generation Co., Ltd.		4,754	—	—	—	433	—	—	5,187
Amman Asia Electric Power Company		220,254	—	—	(15,636)	17,833	973	—	223,424
KAPES, Inc.		—	—	—	(1,162)	1,162	—	—	—
Honam Wind Power Co., Ltd.		4,819	—	—	(522)	446	—	—	4,743
Korea Power Engineering Service Co., Ltd.		5,543	—	—	(44)	349	—	(140)	5,708
Chun-cheon Energy Co., Ltd.		32,044	—	—	—	3,039	—	—	35,083
Yeonggwangbaeksu Wind Power Co., Ltd.		3,151	—	—	—	292	—	—	3,443
Nghi Son 2 Power LLC		408,839	—	—	—	14,742	(5,592)	—	417,989
Kelar S.A.		117,137	—	—	—	11,655	848	1,889	131,529
PT. Tanjung Power Indonesia		92,907	—	—	(12,641)	9,679	338	(132)	90,151
Incheon New Power Co., Ltd.		198	—	—	(69)	147	—	22	298
Seokmun Energy Co., Ltd.		17,336	—	—	—	(745)	—	—	16,591
Daehan Wind Power PSC		13,923	—	—	—	2,437	66	—	16,426
Barakah One Company		—	—	—	—	—	—	—	—
Nawah Energy Company		315	—	—	—	10	5	—	330
MOMENTUM		345	—	—	(365)	208	21	—	209
Daegu Green Power Co., Ltd.		29,360	—	—	—	(2,856)	—	(74)	26,430
Yeonggwang Wind Power Co., Ltd.		20,713	—	—	(2,688)	5,355	—	—	23,380
Chester Solar IV SpA		181	—	—	—	324	(21)	—	484
Chester Solar V SpA		156	—	—	—	35	(3)	3	191
Diego de Almagro Solar SpA		540	—	—	—	447	(37)	4	954
South Jamaica Power Company Limited		46,437	—	—	(7,667)	3,709	630	—	43,109
Daesan Green Energy Co., Ltd.		19,218	—	—	—	2,977	—	(4)	22,191
RE Holiday Holdings LLC		85,370	—	—	(1,549)	(1,425)	1,696	—	84,092
RE Pioneer Holdings LLC		55,172	—	—	(1,162)	(2,089)	2,160	—	54,081
RE Barren Ridge 1 Holdings LLC		3,350	—	—	(3,087)	(1,733)	59,624	—	58,154
RE Astoria 2 LandCo LLC		6,599	—	—	(354)	575	117	—	6,937
RE Barren Ridge LandCo LLC		2,333	—	—	(161)	228	41	—	2,441
Laurel SpA		554	—	—	—	64	(14)	9	613
KIAMCO KOWEPO Bannerton Hold Co Pty Ltd.		3,651	—	—	—	(23)	91	—	3,719
Chile Solar JV SpA		9,819	—	—	—	3,569	1,276	(14,664)	—
Cheong-Song Noraesan Wind Power Co., Ltd.		4,263	—	—	(865)	358	—	—	3,756
Chester Solar I SpA		1,314	—	—	—	(71)	(29)	24	1,238
Solar Philippines Calatagan Corporation		56,902	—	—	(6,025)	6,025	1,228	—	58,130
Saemangeum Solar Power Co., Ltd.		23,551	—	—	—	(132)	—	—	23,419
Chungsongmeon BongSan wind power Co., Ltd.		3,470	—	—	—	(805)	—	—	2,665
Jaeun Resident Wind Power Plant Co., Ltd.		2,236	—	—	—	(22)	—	—	2,214
DE Energia SpA		9,536	—	—	—	—	167	—	9,703

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2023 and 2022

17.	Investments in Associates and Joint Ventures, Continued

(3)	Changes in investments in associates and joint ventures for each of the two years in the period ended December 31, 2023 are as follows, continued:

In millions of won
2023
Investees	Beginning balance		Acquisitions	Disposals	Dividends received	Share of profit (loss)	Other comprehen- sive income (loss)	Others	Ending balance
<Joint ventures>
Dangjin Eco Power Co., Ltd.	~~W~~	26,859	—	—	—	212	(318)	—	26,753
Haemodum Solar Co., Ltd.		3,367	—	—	(392)	147	—	—	3,122
Yangyang Wind Power Co., Ltd.		10,864	—	—	—	(429)	—	—	10,435
HORUS SOLAR, S.A. DE C.V.		6,976	—	—	—	3,594	611	—	11,181
RECURSOS SOLARES PV DE MEXICO II, S.A. DE C.V.		4,899	—	—	—	4,088	1,948	—	10,935
SUNMEX RENOVABLES, S.A. DE C.V.		1,657	—	—	—	1,482	402	—	3,541
Stavro Holding II A.B.		17,171	—	—	—	(17)	149	960	18,263
Solaseado Solar Power Co., Ltd.		16,233	—	—	—	1,720	—	—	17,953
Yeongam Solar Power Co., Ltd.		9,879	—	—	(592)	350	—	—	9,637
Samsu Wind Power Co., Ltd.		3,205	—	—	(514)	331	—	—	3,022
Pulau Indah Power Plant Sdn. Bhd.		26,814	—	—	(27)	671	(2,360)	505	25,603
NH-Amundi Global Infrastructure Investment Private Investment Trust 21		21,723	928	(1,092)	(1,568)	1,906	—	—	21,897
Shin-han BNPP Private Investment Trust for East-West Sunlight Dream		15,587	—	(96)	—	(4)	—	—	15,487
PT Barito Wahana Tenaga		137,047	—	—	—	20,546	(599)	—	156,994
Cheongna Energy Co., Ltd.		10,758	—	—	—	14,791	—	—	25,549
Naepo Green Energy Co., Ltd.		—	—	—	—	5,285	—	—	5,285
Boim Combined Heat and Power Generation Co., Ltd. (formerly, Dayone Energy Co., Ltd.)		—	—	—	—	—	—	—	—
OneEnergy Asia Limited		172,218	79,182	—	—	39,091	(525)	—	289,966
KAS INVESTMENT I LLC		18,247	—	—	—	(2,223)	(240)	—	15,784
KAS INVESTMENT II LLC		18,173	—	—	—	(2,225)	(239)	—	15,709
Energyco Co., Ltd.		2,190	—	—	—	(50)	—	—	2,140
CAES, LLC		20,805	—	—	—	(860)	114	321	20,380
Hapcheon Floating Photovoltaic Power Plant Inc.		8,471	—	—	—	1,877	—	—	10,348
Busan Industrial Solar Power Co., Ltd.		1,168	—	—	—	(110)	—	—	1,058
Bitsolar Energy Co., Ltd.		352	—	—	—	—	—	—	352
Pulau Indah O&M Sdn. Bhd.		—	—	—	—	—	—	—	—
Guadalupe Solar SpA		913	—	—	—	322	(35)	—	1,200
Omisan Wind Power Co., Ltd.		10,411	—	—	—	(182)	—	—	10,229
Foresight Iberian Solar Group Holding, S.L.		10,565	—	—	—	(2,034)	—	(412)	8,119
Yeongwol Eco Wind Co., Ltd.		3,155	—	—	—	869	—	—	4,024
Gurae Resident Power Co., Ltd.		391	—	—	—	178	—	—	569
Cheongju Eco Park Co., Ltd.		10,490	—	—	—	(1,418)	—	—	9,072
Enel X Midland Photovoltaic, LLC		1,856	516	—	—	170	—	—	2,542
Geumsungsan Wind Power Co., Ltd.		3,493	—	—	—	2,022	—	—	5,515
KEPCO KPS CARABAO Corp.		177	—	—	—	(184)	7	—	—
Prime Swedish Holding AB		36,245	820	—	—	(236)	—	1,960	38,789
Goheung New Energy Co., Ltd.		11,832	—	—	—	3,904	—	—	15,736
Gunsan Land Solar Co., Ltd.		27,544	—	—	—	(5,115)	—	—	22,429
CapMan Lynx SCA, SICAR		—	—	—	—	—	—	—	—
International Offshore Power Transmission Holding Company Limited		—	—	—	—	338	1,085	—	1,423
Pyeongchang Wind Power Co., Ltd.		14,464	—	—	(870)	(1,366)	—	—	12,228
Eumseong Eco Park Co., Ltd.		5,557	—	—	—	2,829	—	—	8,386
Songsan Green Energy Co., Ltd.		1,387	7,000	—	—	(25)	(39)	(8,323)	—
Changwon Nu-ri Energy Co., Ltd.		497	7,595	—	—	(27)	(38)	—	8,027
Hasami Wind Farm Corporation		1,589	—	(1,586)	—	(3)	—	—	—
PungBack Wind Farm Corporation		6,743	—	—	—	1,197	—	—	7,940
Trumbull Asset Management, LLC		246	1	—	—	693	—	(4)	936
S-Power Chile SpA		127	—	—	—	(70)	4	3	64
Seungmun Green Energy		9,054	—	—	—	703	—	—	9,757
Seobusambo highway photovoltaics Co., Ltd.		3,066	—	—	—	514	—	—	3,580

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2023 and 2022

17.	Investments in Associates and Joint Ventures, Continued

(3)	Changes in investments in associates and joint ventures for the years ended December 31, 2023 and 2022 are as follows, continued:

In millions of won
2023
Investees	Beginning balance		Acquisitions	Disposals	Dividends received	Share of profit (loss)	Other comprehen- sive income (loss)	Others	Ending balance
<Joint ventures>
Yangyang Suri Wind Power Co., Ltd.	~~W~~	—	10,498	—	—	(890)	—	—	9,608
Kepco for Power Company		—	3,083	—	—	(2,109)	25	(564)	435
Taebaek Wind Power Co., Ltd.		—	—	—	(2,820)	2,251	—	14,501	13,932
Jeonju Bio Green Energy Co., Ltd.		—	3,250	—	—	(55)	—	—	3,195
Kumyang Eco Park Co., Ltd.		—	3,663	—	—	—	—	—	3,663
Jeongeup Green Power Co., Ltd.		—	1,560	—	—	—	—	—	1,560
Hadong E-factory Co., Ltd.		—	350	—	—	—	(1)	—	349
Namyangju Combined Heat and Power Co., Ltd.		—	3,850	—	—	—	—	—	3,850
Wadi Noor Solar Power Company SAOC		—	847	—	—	—	(1)	—	846
Fairhaven Energy Storage LLC		—	—	—	—	—	—	—	—

		3,147,584	123,143	(2,774)	(106,801)	260,677	79,554	(15,684)	3,485,699

	~~W~~	8,992,048	545,252	(5,685)	(592,813)	595,056	152,752	(24,022)	9,662,588

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2023 and 2022

17.	Investments in Associates and Joint Ventures, Continued

(3)	Changes in investments in associates and joint ventures for the years ended December 31, 2023 and 2022 are as follows, continued:

In millions of won
2022
Investees	Beginning balance		Acquisitions	Disposals	Dividends received	Share of profit (loss)	Other comprehen- sive income (loss)	Others	Ending balance
<Associates>
Korea Gas Corporation	~~W~~	1,815,513	—	—	(51,559)	305,638	7,746	7,958	2,085,296
Korea Electric Power Industrial Development Co., Ltd.		24,617	—	—	(1,872)	3,807	—	4,526	31,078
YTN Co., Ltd.		51,828	—	—	(450)	1,565	(34)	2,118	55,027
Gangwon Wind Power Co., Ltd.		10,554	—	—	(1,420)	3,024	—	—	12,158
Hyundai Green Power Co., Ltd.		121,955	—	—	(4,008)	1,770	1,345	(1,271)	119,791
Korea Power Exchange		269,728	—	—	—	772	—	4,626	275,126
Taebaek Wind Power Co., Ltd.		6,800	7,684	—	(825)	842	—	—	14,501
Taebaek Guinemi Wind Power Co., Ltd.		3,357	9,217	—	—	475	—	—	13,049
Pyeongchang Wind Power Co., Ltd.		5,411	5,454	—	(100)	3,695	—	(14,460)	—
Daeryun Power Co., Ltd.		25,426	—	—	—	429	1	871	26,727
Changjuk Wind Power Co., Ltd.		8,355	11,862	—	(1,350)	817	—	(19,684)	—
KNH Solar Co., Ltd.		2,278	—	—	—	606	(1)	—	2,883
SPC Power Corporation		65,046	—	—	(2,694)	1,188	7,330	(2)	70,868
Gemeng International Energy Co., Ltd.		595,218	—	—	—	(233)	(16,164)	—	578,821
PT. Cirebon Electric Power		121,969	—	—	(10,659)	14,776	704	8,324	135,114
KNOC Nigerian East Oil Co., Ltd.		—	—	—	—	(11)	(787)	798	—
KNOC Nigerian West Oil Co., Ltd.		—	—	—	—	(10)	(724)	734	—
PT Wampu Electric Power		35,077	—	—	(5,551)	5,848	54	2,315	37,743
PT. Bayan Resources TBK		661,289	—	—	(515,139)	531,528	7,041	—	684,719
S-Power Co., Ltd.		122,786	—	—	—	18,342	—	—	141,128
Pioneer Gas Power Limited		—	—	—	—	—	—	—	—
Eurasia Energy Holdings		—	—	—	—	—	—	—	—
Xe-Pian Xe-Namnoy Power Co., Ltd.		92,441	—	—	—	15,582	7,561	—	115,584
PT. Mutiara Jawa		2,569	—	—	—	1,197	(169)	—	3,597
Samcheok Eco Materials Co., Ltd.		—	—	—	—	—	—	—	—
Noeul Green Energy Co., Ltd.		3,808	—	—	—	(3,824)	—	16	—
Goseong Green Power Co., Ltd.		260,858	—	—	—	27,992	—	43	288,893
Gangneung Eco Power Co., Ltd.		2,288	—	—	—	(2,288)	—	—	—
Shin Pyeongtaek Power Co., Ltd.		93,074	—	—	—	40,713	—	36	133,823
Haeng Bok Do Si Photovoltaic Power Co., Ltd.		223	—	—	—	55	—	—	278
Dongducheon Dream Power Co., Ltd.		74,198	—	—	—	15,086	—	16	89,300
Jinbhuvish Power Generation Pvt. Ltd.		—	—	—	—	—	—	—	—
Daejung Offshore Wind Power Co., Ltd.		1,704	—	—	—	(149)	—	—	1,555
GS Donghae Electric Power Co., Ltd.		243,772	—	—	—	15,717	—	656	260,145
Daegu Photovoltaic Co., Ltd.		2,342	—	—	(268)	775	—	—	2,849
Busan Green Energy Co., Ltd.		5,032	—	—	—	(667)	—	30	4,395
Gunsan Bio Energy Co., Ltd.		—	—	—	—	—	—	—	—
Korea Electric Vehicle Charging Service		1,250	—	(1,293)	—	43	—	—	—
Hansuwon KNP Co., Ltd.		219	—	—	—	61	—	—	280
Korea Electric Power Corporation Fund		47,983	—	(25,297)	—	7,966	(1,810)	—	28,842
Energy Infra Asset Management Co., Ltd.		1,066	—	—	—	118	—	—	1,184
Daegu clean Energy Co., Ltd.		12	—	—	—	—	—	—	12
YaksuESS Co., Ltd.		716	—	—	—	(230)	—	—	486
Nepal Water & Energy Development Company Private Limited		66,333	—	—	—	(923)	4,530	—	69,940
Gwangyang Green Energy Co., Ltd.		25,466	—	—	—	(422)	—	—	25,044
PND solar Co., Ltd.		1,229	—	—	—	174	—	—	1,403
Hyundai Eco Energy Co., Ltd.		5,572	—	—	—	2,058	1	—	7,631
YeongGwang Yaksu Wind Electric Co., Ltd.		233	—	—	—	143	—	(220)	156
Green Energy Electricity Generation Co., Ltd.		1,713	—	—	—	(142)	—	—	1,571
Korea Energy Solutions Co., Ltd.		123	—	—	—	(30)	—	—	93
ITR Co., Ltd.		32	—	—	—	(32)	—	—	—
STN Co., Ltd. (formerly, Structure test network Co., Ltd.).		306	—	—	—	60	—	—	366
Namjeongsusang Solar Power Operation Co., Ltd.		361	—	—	—	12	—	—	373
Indeck Niles Development, LLC		246,273	—	(4,289)	—	21,975	21,840	16,239	302,038
Indeck Niles Asset Management, LLC		111	—	—	(497)	472	—	8	94

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2023 and 2022

17.	Investments in Associates and Joint Ventures, Continued

(3)	Changes in investments in associates and joint ventures for each of the two years in the period ended December 31, 2023 are as follows, continued:

In millions of won
2022
Investees	Beginning balance		Acquisitions	Disposals	Dividends received	Share of profit (loss)	Other comprehen- sive income (loss)	Others	Ending balance
<Associates>
Hanwha Corporation-linked Sunlight Power Special Private Equity Investment Trust No. 1	~~W~~	7,138	—	(202)	(392)	389	(1)	—	6,932
Suwon New Power Co., Ltd.		1,035	—	—	—	(116)	—	—	919
KPGE Inc.		309	—	(317)	—	8	—	—	—
Gwangbaek Solar Power Investment Co., Ltd.		4,806	—	—	—	327	—	—	5,133
Go deok Clean Energy Co., Ltd.		4,302	—	—	—	118	—	—	4,420
SureDataLab Co., Ltd.		128	—	—	—	49	—	—	177
SEP Co., Ltd.		7	—	—	—	(7)	—	—	—
Hankook Electric Power Information Co., Ltd.		161	—	—	—	121	—	(62)	220
Tronix Co., Ltd.		109	—	—	—	(37)	—	(6)	66
O2&B Global Co., Ltd.		35	—	—	—	1	—	—	36
Muan Sunshine Solar Power Plant Co., Ltd.		1,268	—	—	—	1,294	—	—	2,562
Bigeum Resident Photovoltaic Power Co., Ltd.		—	—	—	—	—	—	—	—
Goesan Solar Park Co., Ltd.		1,927	—	—	—	664	—	—	2,591
Saemangeum Heemang Photovoltaic Co., Ltd.		10,238	—	—	—	2,772	—	—	13,010
Bitgoel Eco Energy Co., Ltd.		4,356	3,240	—	—	1,355	—	—	8,951
Jeju Gimnyeong Wind Power Co., Ltd.		911	—	—	—	(39)	—	—	872
Seoroseoro Sunny Power Plant Co., Ltd.		721	—	—	—	138	—	—	859
Muan Solar park Co., Ltd.		6,083	—	—	(600)	2,377	(22)	—	7,838
YuDang Solar Co., Ltd.		565	—	—	(160)	181	—	—	586
Anjwa Smart Farm & Solar City Co., Ltd.		6,784	—	—	—	1,878	—	—	8,662
Daewon Green Energy Co., Ltd.		3,877	—	—	—	608	—	—	4,485
G.GURU Co., Ltd.		403	—	—	—	(103)	—	—	300
UD4M Co., Ltd.		144	—	—	—	17	—	—	161
Dongbu Highway Solar Co., Ltd.		265	—	—	—	87	—	—	352
Seobu Highway Solar Co., Ltd.		289	—	—	—	27	—	—	316
Korea Energy Data Co., Ltd.		62	—	—	—	—	—	—	62
Gangneung Sacheon Fuel Cell Co., Ltd.		1,878	3,745	—	—	(1,310)	(36)	—	4,277
KOSTURE Co., Ltd.		—	1	—	—	—	—	—	1
Digital Innovation Growth Fund		9,890	—	—	—	(204)	—	(9,686)	—
Taebaek Gadeoksan Wind Power Co., Ltd.		16,495	—	—	(1,784)	5,644	—	(315)	20,040
Chuncheon Green Energy Co., Ltd.		3,372	6,140	—	—	(357)	—	—	9,155
Yeomsubong Wind Power Co., Ltd.		95	—	—	—	(40)	—	7	62
Yeongyang Wind Power Corporation II		7,965	—	—	—	(504)	—	—	7,461
Haeparang Energy Co., Ltd.		2,241	—	—	—	(53)	—	—	2,188
Saemangeum Sebit Power Plant Co., Ltd.		6,000	7,788	—	—	4,855	—	4,556	23,199
Boulder Solar III, LLC		—	715	—	—	—	—	29	744
PlatformN. Co., Ltd.		—	105	—	—	(21)	—	—	84
PT. Cirebon Energi Prasarana		—	24,052	—	—	35,315	6,963	2,705	69,035
Green Radiation Co., Ltd.		—	—	—	—	(9)	—	20	11
Future Convergence Technology Laboratory. Co., Ltd.		—	76	—	—	(26)	—	—	50
SC E&G. Co,. Ltd.		—	90	—	—	124	—	—	214
Rec’s Innovation Co, Ltd. (formerly, Wang San Engineering. Co,. Ltd.)		—	81	—	—	85	—	—	166
ACE		—	20	—	—	—	—	—	20
Environment and Energy Co., Ltd.		—	11	—	—	(1)	—	—	10
Santiago Solar Power SpA		—	13,853	—	—	(379)	(100)	(1)	13,373
Yanggu Floating Photovoltaic Power Plant Inc.		—	903	—	—	—	—	—	903

		5,232,373	95,037	(31,398)	(599,328)	1,091,588	45,268	10,924	5,844,464

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2023 and 2022

17.	Investments in Associates and Joint Ventures, Continued

(3)	Changes in investments in associates and joint ventures for each of the two years in the period ended December 31, 2023 are as follows, continued:

In millions of won
2022
Investees	Beginning balance		Acquisitions	Disposals	Dividends received	Share of profit (loss)	Other comprehen- sive income (loss)	Others	Ending balance
<Joint ventures>
KEPCO-Uhde Inc.	~~W~~	58	—	—	—	(43)	—	2	17
Shuweihat Asia Power Investment B.V.		37,069	—	—	(3,545)	(1,303)	34,231	—	66,452
Shuweihat Asia Operation & Maintenance Company		1,380	—	—	(995)	1,154	92	—	1,631
Waterbury Lake Uranium L.P.		21,590	—	—	—	1	159	—	21,750
ASM-BG Investicii AD		18,692	—	(6,255)	(2,395)	2,979	1,534	—	14,555
RES Technology AD		16,703	—	(3,673)	(333)	1,427	1,009	—	15,133
KV Holdings, Inc.		2,527	—	—	(394)	7,747	(221)	—	9,659
KEPCO SPC Power Corporation		198,979	—	—	(34,280)	27,591	(12,696)	—	179,594
Gansu Datang Yumen Wind Power Co., Ltd.		6,635	—	—	—	(464)	(147)	—	6,024
Datang Chifeng Renewable Power Co., Ltd.		204,587	—	—	(8,732)	2,849	(6,722)	—	191,982
Datang KEPCO Chaoyang Renewable Power Co., Ltd.		44,217	—	—	(2,694)	3,936	(1,061)	—	44,398
Rabigh Electricity Company		143,678	—	—	(11,447)	31,523	50,853	—	214,607
Rabigh Operation & Maintenance Company Limited		4,071	—	—	(2,735)	3,866	(89)	—	5,113
Jamaica Public Service Company Limited		294,649	—	—	(7,752)	28,541	19,494	(3,525)	331,407
KW Nuclear Components Co., Ltd.		15,734	—	—	(833)	2,189	—	—	17,090
Busan Shinho Solar Power Co., Ltd.		5,841	—	—	(478)	1,356	—	—	6,719
Global Trade Of Power System Co., Ltd.		597	—	—	—	101	—	—	698
Expressway Solar-light Power Generation Co., Ltd.		3,084	—	—	—	1,670	—	—	4,754
Amman Asia Electric Power Company		178,679	—	—	(19,350)	23,442	37,483	—	220,254
KAPES, Inc.		—	—	—	—	—	—	—	—
Honam Wind Power Co., Ltd.		4,041	—	—	(174)	952	—	—	4,819
Korea Power Engineering Service Co., Ltd.		5,415	—	—	(86)	145	—	69	5,543
Chun-cheon Energy Co., Ltd.		25,896	—	—	—	6,148	—	—	32,044
Yeonggwangbaeksu Wind Power Co., Ltd.		2,728	—	—	—	423	—	—	3,151
Nghi Son 2 Power LLC		—	172,480	—	—	51,218	185,141	—	408,839
Kelar S.A.		86,695	—	—	—	3,695	21,241	5,506	117,137
PT. Tanjung Power Indonesia		46,546	30,147	—	(6,104)	4,645	18,323	(650)	92,907
Incheon New Power Co., Ltd.		—	—	—	—	198	—	—	198
Seokmun Energy Co., Ltd.		13,842	—	—	—	3,494	—	—	17,336
Daehan Wind Power PSC		5,154	—	—	—	2,446	6,323	—	13,923
Barakah One Company		—	—	—	—	—	—	—	—
Nawah Energy Company		294	—	—	—	1	20	—	315
MOMENTUM		368	—	—	(369)	345	1	—	345
Daegu Green Power Co., Ltd.		24,054	—	—	—	5,079	—	227	29,360
Yeonggwang Wind Power Co., Ltd.		17,646	—	—	—	3,067	—	—	20,713
Chester Solar IV SpA		—	—	—	—	202	(17)	(4)	181
Chester Solar V SpA		25	—	—	—	129	3	(1)	156
Diego de Almagro Solar SpA		362	—	—	—	154	2	22	540
South Jamaica Power Company Limited		37,360	—	—	—	6,625	2,452	—	46,437
Daesan Green Energy Co., Ltd.		21,244	—	—	—	(2,030)	—	4	19,218
RE Holiday Holdings LLC		73,167	—	—	(2,288)	2,526	11,965	—	85,370
RE Pioneer Holdings LLC		47,015	—	—	(1,337)	(275)	9,769	—	55,172
RE Barren Ridge 1 Holdings LLC		1,883	—	—	(1,625)	(2,886)	5,978	—	3,350
RE Astoria 2 LandCo LLC		5,998	—	—	(388)	571	418	—	6,599
RE Barren Ridge LandCo LLC		2,120	—	—	(160)	225	148	—	2,333
Laurel SpA		290	—	—	—	245	3	16	554
KIAMCO KOWEPO Bannerton Hold Co Pty Ltd.		3,625	—	—	—	26	—	—	3,651
Chile Solar JV SpA		32,457	—	(24,894)	—	159	2,097	—	9,819
Cheong-Song Noraesan Wind Power Co., Ltd.		4,106	—	—	(672)	832	—	(3)	4,263
Chester Solar I SpA		1,120	—	—	—	120	(1)	75	1,314
Solar Philippines Calatagan Corporation		58,231	—	—	(1,710)	6,081	(5,700)	—	56,902
Saemangeum Solar Power Co., Ltd.		23,939	—	—	—	(388)	—	—	23,551
Chungsongmeon BongSan wind power Co., Ltd.		3,808	—	—	—	(338)	—	—	3,470
Jaeun Resident Wind Power Plant Co., Ltd.		1,958	—	—	—	278	—	—	2,236
DE Energia SpA		8,921	—	—	—	—	615	—	9,536

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2023 and 2022

17.	Investments in Associates and Joint Ventures, Continued

(3)	Changes in investments in associates and joint ventures for each of the two years in the period ended December 31, 2023 are as follows, continued:

In millions of won
2022
Investees	Beginning balance		Acquisitions	Disposals	Dividends received	Share of profit (loss)	Other comprehen- sive income (loss)	Others	Ending balance
<Joint ventures>
Dangjin Eco Power Co., Ltd.	~~W~~	26,109	—	—	—	233	513	4	26,859
Haemodum Solar Co., Ltd.		3,081	—	—	—	286	—	—	3,367
Yangyang Wind Power Co., Ltd.		11,191	—	—	—	(327)	—	—	10,864
HORUS SOLAR, S.A. DE C.V.		5,842	—	—	—	841	293	—	6,976
RECURSOS SOLARES PV DE MEXICO II, S.A. DE C.V.		4,536	—	—	—	68	295	—	4,899
SUNMEX RENOVABLES, S.A. DE C.V.		1,610	—	—	—	(151)	198	—	1,657
Stavro Holding II A.B.		17,627	952	—	—	157	(1,687)	122	17,171
Solaseado Solar Power Co., Ltd.		9,891	—	—	—	6,342	—	—	16,233
Yeongam Solar Power Co., Ltd.		6,838	—	—	—	3,041	—	—	9,879
Samsu Wind Power Co., Ltd.		2,828	—	—	—	377	—	—	3,205
Pulau Indah Power Plant Sdn. Bhd.		22,099	—	—	—	1,681	3,034	—	26,814
Sam-Yang Photovoltaic Power Co., Ltd.		4,993	—	—	—	(123)	—	(4,870)	—
NH-Amundi Global Infrastructure Investment Private Investment Trust 21		21,456	485	(406)	(1,415)	1,603	—	—	21,723
Shin-han BNPP Private Investment Trust for East-West Sunlight Dream		16,288	—	(687)	—	(14)	—	—	15,587
PT Barito Wahana Tenaga		81,595	39	—	—	13,352	42,061	—	137,047
Cheongna Energy Co., Ltd.		11,198	—	—	—	(440)	—	—	10,758
Naepo Green Energy Co., Ltd.		—	—	—	—	—	—	—	—
Rec’s Innovation Co, Ltd. (formerly, Wang San Engineering. Co,. Ltd.).		—	—	—	—	—	—	—	—
OneEnergy Asia Limited		79,700	39,033	—	—	(18,294)	71,779	—	172,218
KAS INVESTMENT I LLC		15,273	—	—	—	2,426	548	—	18,247
KAS INVESTMENT II LLC		15,213	—	—	—	2,082	878	—	18,173
Energyco Co., Ltd.		1,535	—	—	—	655	—	—	2,190
CAES, LLC		18,435	—	—	(217)	(198)	1,756	1,029	20,805
Hapcheon Floating Photovoltaic Power Plant Inc.		6,971	—	—	—	1,500	—	—	8,471
Busan Industrial Solar Power Co., Ltd.		612	—	—	—	556	—	—	1,168
Bitsolar Energy Co., Ltd.		352	—	—	—	—	—	—	352
Pulau Indah O&M Sdn. Bhd.		—	—	—	—	—	—	—	—
Guadalupe Solar SpA		659	—	—	—	221	33	—	913
Omisan Wind Power Co., Ltd.		10,633	—	—	—	(222)	—	—	10,411
Foresight Iberian Solar Group Holding, S.L.		9,743	1,781	—	—	(1,016)	3	54	10,565
Yeongwol Eco Wind Co., Ltd.		3,196	—	—	—	(41)	—	—	3,155
Gurae Resident Power Co., Ltd.		395	—	—	—	(4)	—	—	391
Cheongju Eco Park Co., Ltd.		5,465	—	—	—	5,025	—	—	10,490
Enel X Midland Photovoltaic, LLC		1,688	—	—	—	168	—	—	1,856
Geumsungsan Wind Power Co., Ltd.		6,053	—	—	—	(2,560)	—	—	3,493
KEPCO KPS CARABAO Corp.		386	—	—	(104)	(105)	—	—	177
Prime Swedish Holding AB		15,441	20,896	—	—	(261)	—	169	36,245
Goheung New Energy Co., Ltd.		11,708	—	—	—	124	—	—	11,832
Gunsan Land Solar Co., Ltd.		19,317	—	—	—	8,220	7	—	27,544
CapMan Lynx SCA, SICAR		9,976	—	—	—	(10,195)	5,173	(4,954)	—
International Offshore Power Transmission Holding Company Limited		—	—	—	—	—	—	—	—
Pyeongchang Wind Power Co., Ltd.		—	—	—	—	—	—	14,464	14,464
Eumseong Eco Park Co., Ltd.		—	5,741	—	—	(184)	—	—	5,557
Songsan Green Energy Co., Ltd.		—	1,400	—	—	(13)	—	—	1,387
Changwon Nu-ri Energy Co., Ltd.		—	500	—	—	(3)	—	—	497
Hasami Wind Farm Corporation		—	1,596	—	—	(7)	—	—	1,589
PungBack Wind Farm Corporation		—	7,884	—	—	(1,141)	—	—	6,743
Trumbull Asset Management, LLC		—	—	—	—	252	(1)	(5)	246
S-Power Chile SpA		—	127	—	—	—	—	—	127
Seungmun Green Energy		—	8,973	—	—	120	(39)	—	9,054
Seobusambo highway photovoltaics Co., Ltd.		—	(1)	—	—	—	—	3,067	3,066

		2,239,011	292,033	(35,915)	(112,612)	246,705	507,544	10,818	3,147,584

	~~W~~	7,471,384	387,070	(67,313)	(711,940)	1,338,293	552,812	21,742	8,992,048

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2023 and 2022

17.	Investments in Associates and Joint Ventures, Continued

(4)	Summary of financial information of associates and joint ventures as of and for each of the two years in the period ended December 31, 2023 are as follows:

In millions of won
2023
Investees	Total assets		Total liabilities	Sales	Profit (loss) for the year
<Associates>
Korea Gas Corporation	~~W~~	57,254,666	47,428,628	44,555,995	(747,428)
Korea Electric Power Industrial Development Co., Ltd.		174,788	73,065	354,850	21,170
YTN Co., Ltd.		352,188	108,108	130,450	(3,616)
Gangwon Wind Power Co., Ltd.		83,062	3,380	32,525	14,098
Hyundai Green Power Co., Ltd.		738,107	330,616	107,367	7,446
Korea Power Exchange		366,092	91,806	119,182	4,443
Taebaek Guinemi Wind Power Co., Ltd.		42,243	26,200	5,529	716
Daeryun Power Co., Ltd.		1,120,453	716,752	451,527	4,043
KNH Solar Co., Ltd.		12,142	314	3,535	1,394
SPC Power Corporation		287,249	28,485	106,926	27,946
Gemeng International Energy Co., Ltd.		7,507,274	5,189,729	2,963,614	33,580
PT. Cirebon Electric Power		665,365	177,150	265,054	27,341
KNOC Nigerian East Oil Co., Ltd.		27,029	112,017	—	(50)
KNOC Nigerian West Oil Co., Ltd.		29,157	107,300	—	(50)
PT Wampu Electric Power		206,943	131,823	20,155	(582)
PT. Bayan Resources TBK		4,447,335	2,018,870	4,675,174	1,670,522
S-Power Co., Ltd.		762,398	427,807	1,012,050	44,730
Pioneer Gas Power Limited		274,693	532,005	551	(49,745)
Xe-Pian Xe-Namnoy Power Co., Ltd.		1,370,110	900,713	171,978	(5,674)
PT. Mutiara Jawa		27,296	9,474	16,160	7,999
Samcheok Eco Materials Co., Ltd.		22,544	39,895	8,028	(1,776)
Noeul Green Energy Co., Ltd.		89,861	107,834	24,017	920
Goseong Green Power Co., Ltd.		5,374,233	4,372,531	1,580,545	152
Gangneung Eco Power Co., Ltd.		5,381,984	4,665,083	1,419,436	(7,388)
Shin Pyeongtaek Power Co., Ltd.		1,222,968	832,633	1,040,219	201,635
Haeng Bok Do Si Photovoltaic Power Co., Ltd.		1,618	573	575	82
Dongducheon Dream Power Co., Ltd.		1,337,529	1,042,681	1,744,247	(8,608)
Jinbhuvish Power Generation Pvt. Ltd.		61,227	12,644	—	—
Daejung Offshore Wind Power Co., Ltd.		5,277	2,094	—	(145)
GS Donghae Electric Power Co., Ltd.		1,932,098	1,170,085	876,826	62,471
Daegu Photovoltaic Co., Ltd.		14,140	4,471	4,225	1,772
Busan Green Energy Co., Ltd.		160,299	149,060	69,108	(3,920)
Hansuwon KNP Co., Ltd.		3,063	899	7,618	645
Korea Electric Power Corporation Fund		23,981	108	332	(2,921)
Energy Infra Asset Management Co., Ltd.		13,628	1,371	5,130	1,254
Daegu clean Energy Co., Ltd.		368	324	—	(1)
YaksuESS Co., Ltd.		5,697	4,717	508	(691)
Nepal Water & Energy Development Company Private Limited		327,057	167,792	82,720	(3,186)
Gwangyang Green Energy Co., Ltd.		370,778	247,675	—	(2,034)
PND solar Co., Ltd.		34,804	30,127	5,413	373
Hyundai Eco Energy Co., Ltd.		169,180	128,481	26,266	7,206
YeongGwang Yaksu Wind Electric Co., Ltd.		38,720	38,173	5,593	(241)
Green Energy Electricity Generation Co., Ltd.		69,667	72,325	948	(5,392)
Korea Energy Solutions Co., Ltd.		1,151	303	643	87
ITR Co., Ltd.		480	490	144	(234)
STN Co., Ltd. (formerly, Structure test network Co., Ltd.)		1,818	127	771	178
Indeck Niles Development, LLC		1,157,838	675,638	318,392	64,813
Indeck Niles Asset Management, LLC		307	29	1,081	1,001
Hanwha Corporation-linked Sunlight Power Special Private Equity Investment Trust No. 1		13,444	186	820	747
Suwon New Power Co., Ltd.		3,448	1,130	2,318	341
Gwangbaek Solar Power Investment Co., Ltd.		287,838	276,840	11,267	1,513
Go deok Clean Energy Co., Ltd.		139,352	127,545	22,671	2,426
SureDataLab Co., Ltd.		890	416	548	(263)
SEP Co., Ltd.		45	117	—	(7)

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2023 and 2022

17.	Investments in Associates and Joint Ventures, Continued

(4)	Summary of financial information of associates and joint ventures as of and for each of the two years in the period ended December 31, 2023 are as follows, continued:

In millions of won
2023
Investees	Total assets		Total liabilities	Sales	Profit (loss) for the year
<Associates>
Hankook Electric Power Information Co., Ltd.	~~W~~	2,270	974	1,672	223
Tronix Co., Ltd.		4,564	2,807	2,718	578
O2&B Global Co., Ltd.		369	264	242	(73)
Muan Sunshine Solar Power Plant Co., Ltd.		136,382	124,745	16,360	2,999
Bigeum Resident Photovoltaic Power Co., Ltd.		303,462	309,185	—	(3,031)
Goesan Solar Park Co., Ltd.		50,659	40,738	6,530	985
Saemangeum Heemang Photovoltaic Co., Ltd.		152,496	113,407	23,448	4,063
Bitgoel Eco Energy Co., Ltd.		85,571	60,302	29,907	7,019
Jeju Gimnyeong Wind Power Co., Ltd.		56,906	56,087	9,261	(2,088)
Seoroseoro Sunny Power Plant Co., Ltd.		6,813	4,650	1,039	193
Muan Solar park Co., Ltd.		204,168	171,642	31,532	8,648
YuDang Solar Co., Ltd.		20,566	17,717	3,483	420
Anjwa Smart Farm & Solar City Co., Ltd.		258,076	223,831	37,742	3,119
KPE Green Energy Co., Ltd. (formerly, Daewon Green Energy Co., Ltd.)		143,157	112,651	58,423	13,407
G.GURU Co., Ltd.		818	142	162	(540)
UD4M Co., Ltd.		1,242	194	1,066	(59)
Dongbu Highway Solar Co., Ltd.		16,563	14,913	2,580	140
Seobu Highway Solar Co., Ltd.		16,739	14,707	2,646	451
Korea Energy Data Co., Ltd.		313	191	348	(87)
Gangneung Sacheon Fuel Cell Co., Ltd.		138,761	119,779	23,523	9,191
KOSTURE Co., Ltd.		196	22	208	16
Taebaek Gadeoksan Wind Power Co., Ltd.		196,810	139,675	35,000	13,138
Chuncheon Green Energy Co., Ltd.		217,335	197,676	6,052	(497)
Yeomsubong Wind Power Co., Ltd.		32,742	30,586	—	(1,753)
Yeongyang Wind Power Corporation II		133,053	106,419	15,190	8,797
Haeparang Energy Co., Ltd.		40,698	32,359	—	(335)
Saemangeum Sebit Power Plant Co., Ltd.		165,283	97,997	22,663	(812)
Boulder Solar III, LLC		1,929	—	—	—
PlatformN. Co., Ltd.		184	394	404	(566)
PT. Cirebon Energi Prasarana		3,372,539	2,606,566	434,806	73,285
Green Radiation Co., Ltd.		1,038	812	298	100
Future Convergence Technology Laboratory. Co., Ltd.		479	302	—	(70)
Eco Motion Co., Ltd. (formerly, SC E&G. Co,. Ltd.)		1,664	329	633	372
Rec’s Innovation Co, Ltd. (formerly, Wang San Engineering. Co,. Ltd.)		1,801	1,081	856	—
ACE		385	348	53	(30)
Environment and Energy Co., Ltd.		89	—	—	(4)
Santiago Solar Power SpA		88,687	65,149	—	(2,994)
Yanggu Floating Photovoltaic Power Plant Inc.		17,092	14,470	135	(495)
Power Embedded		298	2	—	(2)
Changwon SG Energy Co., Ltd.		5,738	1,649	436	(703)
Donpyung Technology. Co., Ltd.		2,039	643	1,664	93
HORANG ENERGY Inc.		64,736	54,923	—	(389)
Hoenggye Renewable Energy Co., Ltd.		24,702	25,730	—	(4,864)
Haman Green Energy Co., Ltd.		40,801	32,285	—	(5,116)
Songsan Green Energy Co., Ltd.		46,016	32,262	—	(100)
<Joint ventures>
Shuweihat Asia Power Investment B.V.		142,680	20	—	897
Shuweihat Asia Operation & Maintenance Company		4,421	1,116	3,194	2,249
Waterbury Lake Uranium L.P.		74,320	550	—	—
ASM-BG Investicii AD		68,837	39,359	10,931	1,359
RES Technology AD		58,152	29,387	5,969	(1,027)
KV Holdings, Inc.		12,968	2	20	367
KEPCO SPC Power Corporation		288,140	26,778	222,773	17,270
Gansu Datang Yumen Wind Power Co., Ltd.		61,657	45,869	10,684	791
Datang Chifeng Renewable Power Co., Ltd.		812,124	345,277	117,833	25,055

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2023 and 2022

17.	Investments in Associates and Joint Ventures, Continued

(4)	Summary of financial information of associates and joint ventures as of and for each of the two years in the period ended December 31, 2023 are as follows, continued:

In millions of won
2023
Investees	Total assets		Total liabilities	Sales	Profit (loss) for the year
<Joint ventures>
Datang KEPCO Chaoyang Renewable Power Co., Ltd.	~~W~~	166,959	58,942	23,638	1,597
Rabigh Electricity Company		2,556,848	1,855,234	304,727	51,539
Rabigh Operation & Maintenance Company Limited		40,339	27,928	31,301	6,676
Jamaica Public Service Company Limited		2,332,019	1,491,199	1,400,582	87,307
KW Nuclear Components Co., Ltd.		42,363	460	14,344	5,386
Busan Shinho Solar Power Co., Ltd.		31,863	5,188	9,197	4,473
Global Trade Of Power System Co., Ltd.		2,398	277	2,044	(229)
Expressway Solar-light Power Generation Co., Ltd.		13,065	2,691	3,397	892
Amman Asia Electric Power Company		719,388	347,015	21,772	33,811
KAPES, Inc.		203,066	165,475	32,294	2,150
Honam Wind Power Co., Ltd.		31,183	14,938	6,570	1,540
Korea Power Engineering Service Co., Ltd.		21,534	1,853	11,248	1,203
Chun-cheon Energy Co., Ltd.		565,972	447,820	502,889	10,435
Yeonggwangbaeksu Wind Power Co., Ltd.		73,854	50,936	13,523	1,944
Nghi Son 2 Power LLC		3,775,717	2,939,740	825,701	33,505
Kelar S.A.		691,104	493,325	112,201	12,488
PT. Tanjung Power Indonesia		704,274	446,700	111,138	21,854
Incheon New Power Co., Ltd.		1,404	377	3,781	485
Seokmun Energy Co., Ltd.		201,776	144,565	54,575	(1,581)
Daehan Wind Power PSC		144,260	111,407	17,880	4,951
Barakah One Company		35,586,640	36,901,367	1,243,735	(230,503)
Nawah Energy Company		569,982	568,147	555,338	34
MOMENTUM		13,449	12,821	23,160	624
Daegu Green Power Co., Ltd.		515,354	429,204	380,130	(5,146)
Yeonggwang Wind Power Co., Ltd.		225,286	175,530	36,326	11,672
Chester Solar IV SpA		12,435	11,504	2,119	395
Chester Solar V SpA		4,124	4,002	696	141
Diego de Almagro Solar SpA		15,785	13,907	3,114	931
South Jamaica Power Company Limited		482,866	267,307	240,664	18,833
Daesan Green Energy Co., Ltd.		237,663	174,261	111,225	11,480
RE Holiday Holdings LLC		340,773	172,589	21,178	664
RE Pioneer Holdings LLC		257,091	148,929	14,136	(2,164)
RE Barren Ridge 1 Holdings LLC		213,491	97,184	11,915	(1,979)
RE Astoria 2 LandCo LLC		14,116	242	1,014	823
RE Barren Ridge LandCo LLC		4,980	97	393	329
Laurel SpA		10,665	9,768	1,646	169
KIAMCO KOWEPO Bannerton Hold Co Pty Ltd.		30,081	84	—	(182)
Cheong-Song Noraesan Wind Power Co., Ltd.		54,086	41,352	6,780	1,240
Chester Solar I SpA		12,846	10,712	1,620	214
Solar Philippines Calatagan Corporation		146,304	37,922	16,420	9,121
Saemangeum Solar Power Co., Ltd.		34,905	5,994	—	(162)
Chungsongmeon BongSan wind power Co., Ltd.		83,147	80,102	—	(925)
Jaeun Resident Wind Power Plant Co., Ltd.		95,529	87,893	181	(80)
DE Energia SpA		28,017	21,416	5,006	21,118
Dangjin Eco Power Co., Ltd.		96,980	19,299	3,789	589
Haemodum Solar Co., Ltd.		21,612	15,241	2,216	299
Yangyang Wind Power Co., Ltd.		124,550	103,766	211	(858)
HORUS SOLAR, S.A. DE C.V.		210,868	160,006	20,586	26,865
RECURSOS SOLARES PV DE MEXICO II, S.A. DE C.V.		239,548	180,912	4,920	24,984
SUNMEX RENOVABLES, S.A. DE C.V.		156,696	133,032	—	6,232
Stavro Holding II A.B.		91,342	28	—	(87)
Solaseado Solar Power Co., Ltd.		346,793	304,142	39,907	4,823
Yeongam Solar Power Co., Ltd.		326,429	279,779	35,280	4,506
Samsu Wind Power Co., Ltd.		67,150	51,247	8,751	1,741
Pulau Indah Power Plant Sdn. Bhd.		800,300	720,459	431	2,095
NH-Amundi Global Infrastructure Investment Private Investment Trust 21		72,465	97	7,569	7,080

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2023 and 2022

17.	Investments in Associates and Joint Ventures, Continued

(4)	Summary of financial information of associates and joint ventures as of and for each of the two years in the period ended December 31, 2023 are as follows, continued:

In millions of won
2023
Investees	Total assets		Total liabilities	Sales	Profit (loss) for the year
<Joint ventures>
Shin-han BNPP Private Investment Trust for East-West Sunlight Dream	~~W~~	17,230	22	38	(3)
PT Barito Wahana Tenaga		512,846	—	—	72,320
Cheongna Energy Co., Ltd.		428,042	380,935	119,530	29,511
Naepo Green Energy Co., Ltd.		695,684	677,583	312,592	53,343
Boim Combined Heat and Power Generation Co., Ltd. (formerly, Dayone Energy Co., Ltd.)		441,975	498,353	212,997	5,544
OneEnergy Asia Limited		2,181,165	1,520,032	1,149,944	94,298
KAS INVESTMENT I LLC		52,806	—	(7,436)	(7,437)
KAS INVESTMENT II LLC		52,555	1	(7,444)	(7,445)
Energyco Co., Ltd.		54,336	49,816	6,599	(173)
CAES, LLC		48,495	5	—	(2,388)
Hapcheon Floating Photovoltaic Power Plant Inc.		79,924	58,887	12,679	4,266
Busan Industrial Solar Power Co., Ltd.		18,636	15,896	2,378	106
Bitsolar Energy Co., Ltd.		73,435	79,367	8,249	(1,125)
Pulau Indah O&M Sdn. Bhd.		—	—	—	—
Guadalupe Solar SpA		10,646	8,811	1,684	(626)
Omisan Wind Power Co., Ltd.		150,813	126,853	—	(453)
Foresight Iberian Solar Group Holding, S.L.		94,972	86,049	—	(2,712)
Yeongwol Eco Wind Co., Ltd.		109,716	102,143	3,561	2,975
Gurae Resident Power Co., Ltd.		14,096	12,299	652	615
Cheongju Eco Park Co., Ltd.		145,956	115,347	38,907	(4,892)
Enel X Midland Photovoltaic, LLC		12,825	115	2,128	850
Geumsungsan Wind Power Co., Ltd.		142,703	125,602	13,568	6,570
KEPCO KPS CARABAO Corp.		375	468	—	(467)
Prime Swedish Holding AB		83,699	218	—	(524)
Goheung New Energy Co., Ltd.		177,924	146,175	29,246	8,460
Gunsan Land Solar Co., Ltd.		144,435	108,848	23,523	(974)
CapMan Lynx SCA, SICAR		139,262	132,430	1,427	(12,401)
International Offshore Power Transmission Holding Company Limited		6,555	2,486	—	(195)
Pyeongchang Wind Power Co., Ltd.		60,535	39,452	9,361	(2,354)
Eumseong Eco Park Co., Ltd.		153,927	126,998	46,679	5,609
Changwon Nu-ri Energy Co., Ltd.		13,183	29	—	(44)
PungBack Wind Farm Corporation		70,330	51,804	—	(255)
Trumbull Asset Management, LLC		1,697	497	5,955	887
S-Power Chile SpA		2,240	2,390	1,327	(139)
Seungmun Green Energy		144,600	115,034	10,879	2,127
Seobusambo highway photovoltaics Co., Ltd.		9,838	5,362	1,051	624
Yangyang Suri Wind Power Co., Ltd.		111,682	78,552	—	(3,069)
KEPCO for Power Company		235,212	234,487	—	(3,610)
Taebaek Wind Power Co., Ltd.		26,606	3,385	7,384	3,752
Jeonju Bio Green Energy Co., Ltd.		4,916	—	—	(84)
Kumyang Eco Park Co., Ltd.		13,831	1,395	—	(71)
Jeongeup Green Power Co., Ltd.		11,243	5,462	—	(1,343)
Hadong E-factory Co., Ltd.		1,544	399	—	(13)
Namyangju Combined Heat and Power Co., Ltd.		7,000	—	—	—
Wadi Noor Solar Power Company SAOC		70,963	69,288	—	—
Fairhaven Energy Storage LLC		—	—	—	—

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2023 and 2022

17.	Investments in Associates and Joint Ventures, Continued

(4)	Summary of financial information of associates and joint ventures as of and for for each of the two years in the period ended December 31, 2023 are as follows, continued:

In millions of won
2022
Investees	Total assets		Total liabilities	Sales	Profit (loss) for the year
<Associates>
Korea Gas Corporation	~~W~~	62,424,983	52,014,243	51,724,287	1,497,008
Korea Electric Power Industrial Development Co., Ltd.		148,112	40,946	336,333	15,434
YTN Co., Ltd.		364,115	107,324	152,187	7,250
Gangwon Wind Power Co., Ltd.		86,758	6,029	40,130	20,163
Hyundai Green Power Co., Ltd.		773,998	360,926	105,374	5,010
Korea Power Exchange		311,691	36,564	118,501	1,036
Taebaek Wind Power Co., Ltd.		27,562	3,394	7,565	551
Taebaek Guinemi Wind Power Co., Ltd.		44,036	28,709	6,793	1,906
Daeryun Power Co., Ltd.		1,201,510	799,370	472,211	4,999
KNH Solar Co., Ltd.		13,584	2,905	4,348	2,173
SPC Power Corporation		254,951	26,417	80,630	25,614
Gemeng International Energy Co., Ltd.		7,796,180	5,460,183	3,183,398	11,637
PT. Cirebon Electric Power		691,311	199,987	287,261	53,730
KNOC Nigerian East Oil Co., Ltd.		26,491	109,974	—	(72)
KNOC Nigerian West Oil Co., Ltd.		28,537	105,292	—	(72)
PT Wampu Electric Power		209,815	127,764	21,773	12,713
PT. Bayan Resources TBK		4,994,538	2,518,129	6,076,844	3,042,123
S-Power Co., Ltd.		937,067	646,411	1,091,425	37,104
Pioneer Gas Power Limited		271,340	477,127	—	(46,290)
Eurasia Energy Holdings		648	1,156	—	—
Xe-Pian Xe-Namnoy Power Co., Ltd.		1,371,292	904,907	174,693	61,020
PT. Mutiara Jawa		26,024	13,622	15,421	4,912
Samcheok Eco Materials Co., Ltd.		24,952	1,609	11,907	(1,127)
Noeul Green Energy Co., Ltd.		82,611	101,472	23,493	(31,970)
Goseong Green Power Co., Ltd.		5,518,258	4,516,607	1,999,825	26,981
Gangneung Eco Power Co., Ltd.		4,907,872	4,900,408	435,755	(142,387)
Shin Pyeongtaek Power Co., Ltd.		1,203,406	839,568	957,062	100,554
Haeng Bok Do Si Photovoltaic Power Co., Ltd.		1,788	802	558	200
Dongducheon Dream Power Co., Ltd.		1,521,089	1,219,018	2,240,175	43,072
Jinbhuvish Power Generation Pvt. Ltd.		60,477	12,489	—	—
Daejung Offshore Wind Power Co., Ltd.		5,350	2,013	—	(228)
GS Donghae Electric Power Co., Ltd.		2,130,287	1,365,156	1,053,112	46,226
Daegu Photovoltaic Co., Ltd.		13,254	3,431	4,755	2,914
Busan Green Energy Co., Ltd.		168,588	153,432	72,290	(7,409)
Gunsan Bio Energy Co., Ltd.		8,397	29,524	—	(649)
Hansuwon KNP Co., Ltd.		1,887	368	2,149	210
Korea Electric Power Corporation Fund		29,530	130	8,034	7,854
Energy Infra Asset Management Co., Ltd.		12,874	918	4,954	1,354
Daegu clean Energy Co., Ltd.		368	324	—	(1)
YaksuESS Co., Ltd.		5,984	4,314	851	(146)
Nepal Water & Energy Development Company Private Limited		241,061	141,199	70,923	(1,364)
Gwangyang Green Energy Co., Ltd.		170,390	45,260	—	(1,923)
PND solar Co., Ltd.		36,174	31,868	5,940	217
Hyundai Eco Energy Co., Ltd.		181,566	142,533	29,209	10,270
YeongGwang Yaksu Wind Electric Co., Ltd.		40,712	39,924	6,628	1,480
Green Energy Electricity Generation Co., Ltd.		75,033	72,300	1,404	(488)
Korea Energy Solutions Co., Ltd.		843	377	437	(185)
ITR Co., Ltd.		446	472	188	(190)
STN Co., Ltd. (formerly, Structure test network Co., Ltd.).		1,948	383	732	202
Namjeongsusang Solar Power Operation Co., Ltd.		55,616	53,261	7,724	83
Indeck Niles Development, LLC		1,178,303	762,139	302,041	(22,541)
Indeck Niles Asset Management, LLC		299	16	1,863	1,136
Hanwha Corporation-linked Sunlight Power Special Private Equity Investment Trust No. 1		14,356	210	826	796
Suwon New Power Co., Ltd.		2,142	164	—	11
Gwangbaek Solar Power Investment Co., Ltd.		307,864	296,915	10,270	743
Go deok Clean Energy Co., Ltd.		71,431	60,382	—	(1,101)
SureDataLab Co., Ltd.		879	140	938	203
SEP Co., Ltd.		38	103	—	(98)

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2023 and 2022

17.	Investments in Associates and Joint Ventures, Continued

(4)	Summary of financial information of associates and joint ventures as of and for each of the two years in the period ended December 31, 2023 are as follows, continued:

In millions of won
2022
Investees	Total assets		Total liabilities	Sales	Profit (loss) for the year
<Associates>
Hankook Electric Power Information Co., Ltd.	~~W~~	2,334	997	1,797	392
Tronix Co., Ltd.		2,880	2,354	1,938	(226)
O2&B Global Co., Ltd.		419	238	220	5
Muan Sunshine Solar Power Plant Co., Ltd.		142,911	132,573	19,591	6,467
Bigeum Resident Photovoltaic Power Co., Ltd.		107,690	109,229	—	(537)
Goesan Solar Park Co., Ltd.		52,235	43,299	7,642	2,292
Saemangeum Heemang Photovoltaic Co., Ltd.		160,695	125,635	29,543	6,481
Bitgoel Eco Energy Co., Ltd.		85,236	66,987	10,054	3,229
Jeju Gimnyeong Wind Power Co., Ltd.		63,471	60,564	12,231	(130)
Seoroseoro Sunny Power Plant Co., Ltd.		7,015	5,045	1,157	247
Muan Solar park Co., Ltd.		225,894	188,329	36,081	11,339
YuDang Solar Co., Ltd.		22,073	19,144	3,997	957
Anjwa Smart Farm & Solar City Co., Ltd.		278,806	239,581	42,477	9,672
Daewon Green Energy Co., Ltd.		141,974	124,460	45,095	4,037
G.GURU Co., Ltd.		1,228	12	478	(423)
UD4M Co., Ltd.		1,322	197	1,109	59
Dongbu Highway Solar Co., Ltd.		17,935	16,426	2,901	439
Seobu Highway Solar Co., Ltd.		18,236	16,655	3,052	138
Korea Energy Data Co., Ltd.		339	128	308	5
Gangneung Sacheon Fuel Cell Co., Ltd.		108,688	98,470	—	(2,720)
KOSTURE Co., Ltd.		180	24	293	32
Taebaek Gadeoksan Wind Power Co., Ltd.		197,944	139,004	31,534	19,406
Chuncheon Green Energy Co., Ltd.		159,151	138,925	—	(858)
Yeomsubong Wind Power Co., Ltd.		4,369	2,829	—	(859)
Yeongyang Wind Power Corporation II		104,821	86,984	—	(1,678)
Haeparang Energy Co., Ltd.		19,394	10,721	—	(211)
Saemangeum Sebit Power Plant Co., Ltd.		167,822	131,383	23,159	7,742
Boulder Solar III, LLC		1,896	—	—	—
PlatformN. Co., Ltd.		379	94	486	(70)
PT. Cirebon Energi Prasarana		3,361,288	2,670,941	319,986	36,451
Green Radiation Co., Ltd.		111	34	89	(93)
Future Convergence Technology Laboratory. Co., Ltd.		551	302	9	(130)
SC E&G. Co,. Ltd.		1,199	131	1,048	609
Rec’s Innovation Co, Ltd. (formerly, Wang San Engineering. Co,. Ltd.)		1,275	447	754	499
ACE		100	—	—	—
Environment and Energy Co., Ltd.		93	—	—	(7)
Santiago Solar Power SpA		56,138	29,390	—	(2,943)
Yanggu Floating Photovoltaic Power Plant Inc.		3,115	—	—	—
<Joint ventures>
KEPCO-Uhde Inc.		48	15	—	(84)
Shuweihat Asia Power Investment B.V.		135,646	29	—	(2,660)
Shuweihat Asia Operation & Maintenance Company		3,037	71	3,013	2,099
Waterbury Lake Uranium L.P.		66,706	117	—	—
ASM-BG Investicii AD		72,999	43,889	16,056	6,230
RES Technology AD		62,345	32,079	11,205	3,018
KV Holdings, Inc.		24,149	1	1	353
KEPCO SPC Power Corporation		267,904	29,082	253,145	44,751
Gansu Datang Yumen Wind Power Co., Ltd.		67,651	52,592	10,048	(1,161)
Datang Chifeng Renewable Power Co., Ltd.		835,331	355,377	140,343	42,889
Datang KEPCO Chaoyang Renewable Power Co., Ltd.		168,680	57,685	29,459	4,919
Rabigh Electricity Company		2,520,946	1,855,836	322,108	65,550
Rabigh Operation & Maintenance Company Limited		23,664	10,882	32,572	9,176
Jamaica Public Service Company Limited		2,310,611	1,515,361	1,499,897	69,458
KW Nuclear Components Co., Ltd.		40,381	2,013	16,968	6,755
Busan Shinho Solar Power Co., Ltd.		36,868	9,991	10,543	5,424
Global Trade Of Power System Co., Ltd.		5,628	3,222	8,434	351
Expressway Solar-light Power Generation Co., Ltd.		14,248	4,740	3,711	1,654

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2023 and 2022

17.	Investments in Associates and Joint Ventures, Continued

(4)	Summary of financial information of associates and joint ventures as of and for each of the two years in the period ended December 31, 2023 are as follows, continued:

In millions of won
2022
Investees	Total assets		Total liabilities	Sales	Profit (loss) for the year
<Joint ventures>
Amman Asia Electric Power Company	~~W~~	759,885	392,795	28,665	39,090
KAPES, Inc.		82,943	45,068	20,006	3,797
Honam Wind Power Co., Ltd.		34,028	17,522	8,781	3,283
Korea Power Engineering Service Co., Ltd.		20,931	1,817	9,176	500
Energy Co., Ltd.		629,202	521,212	585,641	19,940
Yeonggwangbaeksu Wind Power Co., Ltd.		80,042	59,070	14,150	2,764
Nghi Son 2 Power LLC		3,652,801	2,835,123	589,023	102,436
Kelar S.A.		689,802	514,085	107,577	943
PT. Tanjung Power Indonesia		730,239	464,791	99,169	13,619
Incheon New Power Co., Ltd.		2,633	755	4,497	1,244
Seokmun Energy Co., Ltd.		212,509	152,731	61,513	12,064
Daehan Wind Power PSC		145,065	117,219	17,958	5,524
Barakah One Company		33,587,352	34,422,965	498,129	(444,338)
Nawah Energy Company		338,883	337,134	395,580	3
MOMENTUM		7,315	6,280	30,864	1,036
Daegu Green Power Co., Ltd.		551,431	459,881	516,254	9,364
Yeonggwang Wind Power Co., Ltd.		233,695	189,737	31,221	6,700
Chester Solar IV SpA		12,728	12,469	1,521	(174)
Chester Solar V SpA		4,364	4,315	520	83
Diego de Almagro Solar SpA		15,908	14,946	1,877	(288)
South Jamaica Power Company Limited		521,558	289,359	314,064	33,348
Daesan Green Energy Co., Ltd.		245,826	190,918	101,689	(6,641)
RE Holiday Holdings LLC		351,243	180,503	22,671	3,022
RE Pioneer Holdings LLC		263,232	152,888	15,701	369
RE Barren Ridge 1 Holdings LLC		226,504	100,436	11,740	(903)
RE Astoria 2 LandCo LLC		13,517	319	1,004	913
RE Barren Ridge LandCo LLC		4,761	95	389	357
Laurel SpA		11,221	10,447	1,424	54
KIAMCO KOWEPO Bannerton Hold Co Pty Ltd.		29,517	74	—	(260)
Chile Solar JV SpA		75,246	55,609	7,842	6,425
Cheong-Song Noraesan Wind Power Co., Ltd.		55,948	41,464	7,988	1,916
Chester Solar I SpA		13,246	10,933	1,094	(221)
Solar Philippines Calatagan Corporation		113,327	36,756	17,728	10,194
Saemangeum Solar Power Co., Ltd.		35,890	6,817	—	(479)
Chungsongmeon BongSan wind power Co., Ltd.		81,030	75,207	—	(1,120)
Jaeun Resident Wind Power Plant Co., Ltd.		89,756	82,047	—	(190)
DE Energia SpA		48,350	62,481	5,959	(1,109)
Dangjin Eco Power Co., Ltd.		98,714	20,721	4,185	700
Haemodum Solar Co., Ltd.		22,974	16,103	2,556	581
Yangyang Wind Power Co., Ltd.		107,471	85,829	—	(634)
HORUS SOLAR, S.A. DE C.V.		156,436	133,714	5,568	5,628
RECURSOS SOLARES PV DE MEXICO II, S.A. DE C.V.		173,262	155,009	468	457
SUNMEX RENOVABLES, S.A. DE C.V.		129,502	118,449	—	(1,008)
Stavro Holding II A.B.		85,883	27	—	61
Solaseado Solar Power Co., Ltd.		363,492	325,262	51,198	16,301
Yeongam Solar Power Co., Ltd.		329,714	281,791	44,568	8,563
Samsu Wind Power Co., Ltd.		71,123	54,254	10,118	1,987
Pulau Indah Power Plant Sdn. Bhd.		760,536	675,853	797	6,723
NH-Amundi Global Infrastructure Investment Private Investment Trust 21		71,851	74	4,850	5,431
Shin-han BNPP Private Investment Trust for East-West Sunlight Dream		17,341	22	38	(10)
PT Barito Wahana Tenaga		447,688	—	—	49,471
Cheongna Energy Co., Ltd.		385,935	368,340	100,200	(889)
Naepo Green Energy Co., Ltd.		448,309	499,528	8,905	(34,347)
Boim Combined Heat and Power Generation Co., Ltd. (formerly, Dayone Energy Co., Ltd.)		470,677	530,304	278,363	(12,893)

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2023 and 2022

17.	Investments in Associates and Joint Ventures, Continued

(4)	Summary of financial information of associates and joint ventures as of and for each of the two years in the period ended December 31, 2023 are as follows, continued:

In millions of won
2022
Investees	Total assets		Total liabilities	Sales	Profit (loss) for the year
<Joint ventures>
OneEnergy Asia Limited	~~W~~	1,039,987	673,223	—	16,041
KAS INVESTMENT I LLC		61,907	861	1,603	6,998
KAS INVESTMENT II LLC		61,661	861	1,592	6,967
Energyco Co., Ltd.		56,996	52,304	7,898	2,258
CAES, LLC		49,676	6	—	(547)
Hapcheon Floating Photovoltaic Power Plant Inc.		78,768	61,561	12,705	3,061
Busan Industrial Solar Power Co., Ltd.		21,149	18,016	3,190	901
Bitsolar Energy Co., Ltd.		78,779	83,324	9,557	261
Pulau Indah O&M Sdn. Bhd.		—	—	—	—
Guadalupe Solar SpA		10,148	8,790	924	(43)
Omisan Wind Power Co., Ltd.		142,274	117,881	—	(519)
Foresight Iberian Solar Group Holding, S.L.		94,181	81,997	—	(1,365)
Yeongwol Eco Wind Co., Ltd.		87,856	83,281	—	(144)
Gurae Resident Power Co., Ltd.		11,649	10,467	—	(19)
Cheongju Eco Park Co., Ltd.		152,139	116,639	66,260	17,319
Enel X Midland Photovoltaic, LLC		10,289	1,010	1,684	837
Geumsungsan Wind Power Co., Ltd.		125,324	115,196	—	(1,770)
KEPCO KPS CARABAO Corp.		2,025	1,582	611	(327)
Prime Swedish Holding AB		77,942	114	—	(577)
Goheung New Energy Co., Ltd.		136,682	113,393	—	(1,591)
Gunsan Land Solar Co., Ltd.		158,371	121,785	28,828	12,154
CapMan Lynx SCA, SICAR		112,718	102,810	504	(16,780)
International Offshore Power Transmission Holding Company Limited		4,680	71,468	—	(68,093)
Pyeongchang Wind Power Co., Ltd.		70,599	45,661	14,524	3,693
Eumseong Eco Park Co., Ltd.		136,909	119,736	—	(636)
Songsan Green Energy Co., Ltd.		5,500	—	—	(69)
Changwon Nu-ri Energy Co., Ltd.		1,490	—	—	(10)
Hasami Wind Farm Corporation		3,100	—	—	(23)
PungBack Wind Farm Corporation		46,957	31,667	—	(3,089)
Trumbull Asset Management, LLC		316	—	656	323
S-Power Chile SpA		2,430	2,450	1,334	22
Seungmun Green Energy		46,283	18,843	—	367
Seobusambo highway photovoltaics Co., Ltd.		8,286	4,453	217	265

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2023 and 2022

17.	Investments in Associates and Joint Ventures, Continued

(5)	Financial information of associates and joint ventures reconciled to the Group’s investments in consolidated financial statements as of December 31, 2023 and 2022 are as follows:

In millions of won
2023
Investees	Net assets		Percentage of ownership (*)	Share in net assets	Investment differential	Intercompany transaction	Others	Book value
<Associates>
Korea Gas Corporation	~~W~~	9,826,038	20.47%	2,011,390	—	—	(40,747)	1,970,643
Korea Electric Power Industrial Development Co., Ltd.		101,723	29.00%	29,500	—	—	—	29,500
YTN Co., Ltd.		244,080	21.43%	52,303	—	—	—	52,303
Gangwon Wind Power Co., Ltd.		79,682	15.00%	11,952	49	—	—	12,001
Hyundai Green Power Co., Ltd.		407,491	29.00%	118,173	—	—	—	118,173
Korea Power Exchange		274,286	100.00%	274,286	—	—	—	274,286
Taebaek Guinemi Wind Power Co., Ltd.		16,043	67.25%	10,788	2,742	—	—	13,530
Daeryun Power Co., Ltd.		403,701	6.85%	27,654	—	—	(820)	26,834
KNH Solar Co., Ltd.		11,828	27.00%	3,194	—	—	—	3,194
SPC Power Corporation		258,764	38.00%	98,330	—	—	(19,399)	78,931
Gemeng International Energy Co., Ltd.		2,317,545	42.00%	973,369	—	—	(267,557)	705,812
PT. Cirebon Electric Power		488,215	27.50%	134,259	—	—	—	134,259
KNOC Nigerian East Oil Co., Ltd.		(84,988)	14.63%	(12,434)	—	—	12,434	—
KNOC Nigerian West Oil Co., Ltd.		(78,143)	14.63%	(11,432)	—	—	11,432	—
PT Wampu Electric Power		75,120	46.00%	34,555	—	—	—	34,555
PT. Bayan Resources TBK		2,428,465	20.00%	485,693	209,894	—	(76,380)	619,207
S-Power Co., Ltd.		334,591	49.00%	163,950	—	(1,185)	—	162,765
Pioneer Gas Power Limited		(257,311)	38.50%	(99,058)	22,278	—	(99,058)	—
Xe-Pian Xe-Namnoy Power Co., Ltd.		469,397	25.00%	117,349	305	(987)	(289)	116,378
PT. Mutiara Jawa		17,822	29.00%	5,168	—	—	—	5,168
Samcheok Eco Materials Co., Ltd.		(17,351)	25.54%	(4,431)	—	—	4,431	—
Noeul Green Energy Co., Ltd.		(17,973)	29.00%	(5,212)	—	—	5,212	—
Goseong Green Power Co., Ltd.		1,001,702	29.00%	290,494	—	(2,870)	—	287,624
Gangneung Eco Power Co., Ltd.		716,901	29.00%	207,901	48,531	(1,503)	—	254,929
Shin Pyeongtaek Power Co., Ltd.		390,335	40.00%	156,134	3,559	(14,667)	—	145,026
Haeng Bok Do Si Photovoltaic Power Co., Ltd.		1,045	28.00%	293	—	—	1	294
Dongducheon Dream Power Co., Ltd.		294,848	34.01%	100,278	1,757	(2,249)	(12,583)	87,203
Jinbhuvish Power Generation Pvt. Ltd.		48,583	5.16%	2,526	—	—	(2,526)	—
Daejung Offshore Wind Power Co., Ltd.		3,183	46.59%	1,483	—	—	—	1,483
GS Donghae Electric Power Co., Ltd.		762,013	34.00%	259,085	—	—	—	259,085
Daegu Photovoltaic Co., Ltd.		9,669	29.00%	2,804	—	—	—	2,804
Busan Green Energy Co., Ltd.		11,239	29.00%	3,259	—	—	—	3,259
Hansuwon KNP Co., Ltd.		2,164	28.98%	627	—	—	(160)	467
Korea Electric Power Corporation Fund		23,873	98.09%	23,417	—	—	4	23,421
Energy Infra Asset Management Co., Ltd.		12,257	9.90%	1,213	—	—	—	1,213
Daegu clean Energy Co., Ltd.		44	28.00%	12	—	—	(12)	—
YaksuESS Co., Ltd.		980	29.00%	284	1	—	—	285
Nepal Water & Energy Development Company Private Limited		159,265	68.88%	109,701	872	—	—	110,573
Gwangyang Green Energy Co., Ltd.		123,103	20.00%	24,620	18	—	—	24,638
PND solar Co., Ltd.		4,677	29.00%	1,356	154	—	—	1,510
Hyundai Eco Energy Co., Ltd.		40,699	19.00%	7,733	214	—	—	7,947
YeongGwang Yaksu Wind Electric Co., Ltd.		547	9.63%	53	300	—	(220)	133
Green Energy Electricity Generation Co., Ltd.		(2,658)	29.00%	(771)	779	—	—	8
Korea Energy Solutions Co., Ltd.		848	20.00%	170	—	—	—	170
ITR Co., Ltd.		(10)	10.00%	(1)	—	—	1	—
STN Co., Ltd. (formerly, Structure test network Co., Ltd.)		1,691	20.00%	338	53	—	—	391
Indeck Niles Development, LLC		482,200	50.00%	241,100	90,074	—	4,227	335,401
Indeck Niles Asset Management, LLC		278	33.33%	93	—	—	—	93
Hanwha Corporation-linked Sunlight Power Special Private Equity Investment Trust No. 1		13,258	49.00%	6,496	—	—	—	6,496

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2023 and 2022

17.	Investments in Associates and Joint Ventures, Continued

(5)	Financial information of associates and joint ventures reconciled to the Group’s investments in consolidated financial statements as of December 31, 2023 and 2022 are as follows, continued:

In millions of won
2023
Investees	Net assets		Percentage of ownership (*)	Share in net assets	Investment differential	Intercompany transaction	Others	Book value
<Associates>
Suwon New Power Co., Ltd.	~~W~~	2,318	33.05%	766	—	256	—	1,022
Gwangbaek Solar Power Investment Co., Ltd.		10,998	44.00%	4,839	316	—	—	5,155
Go deok Clean Energy Co., Ltd.		11,807	40.00%	4,723	—	—	—	4,723
SureDataLab Co., Ltd.		474	23.95%	114	—	—	—	114
SEP Co., Ltd.		(72)	21.26%	(15)	—	—	15	—
Hankook Electric Power Information Co., Ltd.		1,296	16.49%	214	—	—	—	214
Tronix Co., Ltd.		1,757	12.50%	220	—	—	—	220
O2&B Global Co., Ltd.		105	20.00%	21	—	—	—	21
Muan Sunshine Solar Power Plant Co., Ltd.		11,637	20.00%	2,328	494	—	—	2,822
Bigeum Resident Photovoltaic Power Co., Ltd.		(5,723)	29.90%	(1,711)	24	—	1,687	—
Goesan Solar Park Co., Ltd.		9,921	29.00%	2,877	—	—	—	2,877
Saemangeum Heemang Photovoltaic Co., Ltd.		39,089	35.00%	13,681	739	—	—	14,420
Bitgoel Eco Energy Co., Ltd.		25,269	49.05%	12,394	—	—	—	12,394
Jeju Gimnyeong Wind Power Co., Ltd.		819	30.00%	246	—	—	—	246
Seoroseoro Sunny Power Plant Co., Ltd.		2,163	42.58%	921	20	—	—	941
Muan Solar park Co., Ltd.		32,526	20.00%	6,505	325	—	—	6,830
YuDang Solar Co., Ltd.		2,849	20.00%	570	—	—	—	570
Anjwa Smart Farm & Solar City Co., Ltd.		34,245	20.00%	6,849	816	—	—	7,665
KPE Green Energy Co., Ltd. (formerly, Daewon Green Energy Co., Ltd.)		30,506	25.36%	7,735	44	—	—	7,779
G.GURU Co., Ltd.		676	24.65%	167	—	—	—	167
UD4M Co., Ltd.		1,048	14.29%	150	—	—	—	150
Dongbu Highway Solar Co., Ltd.		1,650	20.00%	330	50	—	—	380
Seobu Highway Solar Co., Ltd.		2,032	20.00%	406	—	—	—	406
Korea Energy Data Co., Ltd.		122	29.37%	36	—	—	—	36
Gangneung Sacheon Fuel Cell Co., Ltd.		18,982	41.00%	7,783	87	—	—	7,870
KOSTURE Co., Ltd.		174	4.42%	8	—	—	—	8
Taebaek Gadeoksan Wind Power Co., Ltd.		57,135	34.00%	19,426	—	—	—	19,426
Chuncheon Green Energy Co., Ltd.		19,659	45.00%	8,847	53	—	—	8,900
Yeomsubong Wind Power Co., Ltd.		2,156	29.00%	625	246	—	—	871
Yeongyang Wind Power Corporation II		26,634	30.00%	7,990	2,110	—	—	10,100
Haeparang Energy Co., Ltd.		8,339	25.00%	2,084	20	—	—	2,104
Saemangeum Sebit Power Plant Co., Ltd.		67,286	55.00%	37,009	182	—	—	37,191
Boulder Solar III, LLC		1,929	30.00%	579	175	—	—	754
PlatformN. Co., Ltd.		(210)	29.58%	(62)	—	—	62	—
PT. Cirebon Energi Prasarana		765,973	10.00%	76,597	—	—	—	76,597
Green Radiation Co., Ltd.		226	10.00%	23	3	—	—	26
Future Convergence Technology Laboratory. Co., Ltd.		177	20.12%	36	—	—	—	36
Eco motion Co., Ltd. (formerly, SC E&G. Co,. Ltd.)		1,335	20.00%	267	—	—	—	267
Rec’s Innovation Co, Ltd. (formerly, Wang San Engineering. Co,. Ltd.)		720	16.67%	120	—	—	—	120
ACE		37	20.00%	7	—	(5)	—	2
Environment and Energy Co., Ltd.		89	10.54%	9	—	—	—	9
Santiago Solar Power SpA		23,538	50.00%	11,769	—	—	—	11,769
Yanggu Floating Photovoltaic Power Plant Inc.		2,622	29.00%	760	—	—	—	760
Power Embedded		296	23.33%	69	1	—	—	70
Changwon SG Energy Co., Ltd.		4,089	18.78%	768	15	—	—	783
Donpyung Technology. Co., Ltd.		1,396	20.00%	279	—	(25)	—	254
HORANG ENERGY Inc.		9,813	40.00%	3,925	224	—	—	4,149
Hoenggye Renewable Energy Co., Ltd.		(1,028)	36.10%	(370)	2,270	—	475	2,375
Haman Green Energy Co., Ltd.		8,516	35.00%	2,981	—	—	—	2,981
Songsan Green Energy Co., Ltd.		13,754	60.00%	8,252	71	—	—	8,323

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2023 and 2022

17.	Investments in Associates and Joint Ventures, Continued

(5)	Financial information of associates and joint ventures reconciled to the Group’s investments in consolidated financial statements as of December 31, 2023 and 2022 are as follows, continued:

In millions of won
2023
Investees	Net assets		Percentage of ownership (*)	Share in net assets	Investment differential	Intercompany transaction	Others	Book value
<Joint ventures>
Shuweihat Asia Power Investment B.V.	~~W~~	142,660	49.00%	69,902	—	—	—	69,902
Shuweihat Asia Operation & Maintenance Company		3,305	55.00%	1,818	—	—	—	1,818
Waterbury Lake Uranium L.P.		73,770	30.65%	22,612	—	—	—	22,612
ASM-BG Investicii AD		29,478	50.00%	14,739	—	—	—	14,739
RES Technology AD		28,765	50.00%	14,383	—	—	—	14,383
KV Holdings, Inc.		12,966	40.00%	5,186	—	—	—	5,186
KEPCO SPC Power Corporation		261,362	75.20%	196,544	—	—	—	196,544
Gansu Datang Yumen Wind Power Co., Ltd.		15,788	40.00%	6,315	—	—	—	6,315
Datang Chifeng Renewable Power Co., Ltd.		466,847	40.00%	186,739	—	—	—	186,739
Datang KEPCO Chaoyang Renewable Power Co., Ltd.		108,017	40.00%	43,207	—	—	—	43,207
Rabigh Electricity Company		701,614	40.00%	280,646	—	(45,692)	97	235,051
Rabigh Operation & Maintenance Company Limited		12,411	40.00%	4,964	—	—	—	4,964
Jamaica Public Service Company Limited		840,820	40.00%	336,328	29,357	—	(15,819)	349,866
KW Nuclear Components Co., Ltd.		41,903	45.00%	18,856	—	—	(176)	18,680
Busan Shinho Solar Power Co., Ltd.		26,675	25.00%	6,669	—	—	—	6,669
Global Trade Of Power System Co., Ltd.		2,121	29.00%	615	—	—	—	615
Expressway Solar-light Power Generation Co., Ltd.		10,374	50.00%	5,187	—	—	—	5,187
Amman Asia Electric Power Company		372,373	60.00%	223,424	—	—	—	223,424
KAPES, Inc.		37,591	51.00%	19,171	—	(22,186)	3,015	—
Honam Wind Power Co., Ltd.		16,245	29.00%	4,711	32	—	—	4,743
Korea Power Engineering Service Co., Ltd.		19,681	29.00%	5,708	—	—	—	5,708
Chun-cheon Energy Co., Ltd.		118,152	29.90%	35,327	3	—	(247)	35,083
Yeonggwangbaeksu Wind Power Co., Ltd.		22,918	15.00%	3,437	6	—	—	3,443
Nghi Son 2 Power LLC		835,977	50.00%	417,989	—	—	—	417,989
Kelar S.A.		197,779	65.00%	128,557	2,972	—	—	131,529
PT. Tanjung Power Indonesia		257,574	35.00%	90,151	—	—	—	90,151
Incheon New Power Co., Ltd.		1,027	29.00%	298	—	—	—	298
Seokmun Energy Co., Ltd.		57,211	29.00%	16,591	—	—	—	16,591
Daehan Wind Power PSC		32,853	50.00%	16,426	—	—	—	16,426
Barakah One Company		(1,314,727)	18.00%	(236,651)	—	95,932	140,719	—
Nawah Energy Company		1,835	18.00%	330	—	—	—	330
MOMENTUM		628	33.33%	209	—	—	—	209
Daegu Green Power Co., Ltd.		86,150	54.24%	46,728	84	—	(20,382)	26,430
Yeonggwang Wind Power Co., Ltd.		49,756	46.00%	22,888	492	—	—	23,380
Chester Solar IV SpA		931	45.00%	419	65	—	—	484
Chester Solar V SpA		122	45.00%	55	136	—	—	191
Diego de Almagro Solar SpA		1,878	45.00%	846	108	—	—	954
South Jamaica Power Company Limited		215,559	20.00%	43,112	—	—	(3)	43,109
Daesan Green Energy Co., Ltd.		63,402	35.00%	22,191	—	—	—	22,191
RE Holiday Holdings LLC		168,184	50.00%	84,092	—	—	—	84,092
RE Pioneer Holdings LLC		108,162	50.00%	54,081	—	—	—	54,081
RE Barren Ridge 1 Holdings LLC		116,307	50.00%	58,154	—	—	—	58,154
RE Astoria 2 LandCo LLC		13,874	50.00%	6,937	—	—	—	6,937
RE Barren Ridge LandCo LLC		4,883	50.00%	2,441	—	—	—	2,441
Laurel SpA		897	45.00%	403	210	—	—	613
KIAMCO KOWEPO Bannerton Hold Co Pty Ltd.		29,997	12.37%	3,710	9	—	—	3,719
Cheong-Song Noraesan Wind Power Co., Ltd.		12,734	29.01%	3,695	61	—	—	3,756
Chester Solar I SpA		2,134	45.00%	960	278	—	—	1,238
Solar Philippines Calatagan Corporation		108,382	38.00%	41,185	—	—	16,945	58,130
Saemangeum Solar Power Co., Ltd.		28,911	81.01%	23,419	—	—	—	23,419
Chungsongmeon BongSan wind power Co., Ltd.		3,045	29.00%	883	1,782	—	—	2,665

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2023 and 2022

17.	Investments in Associates and Joint Ventures, Continued

(5)	Financial information of associates and joint ventures reconciled to the Group’s investments in consolidated financial statements as of December 31, 2023 and 2022 are as follows, continued:

In millions of won
2023
Investees	Net assets		Percentage of ownership (*)	Share in net assets	Investment differential	Intercompany transaction	Others	Book value
<Joint ventures>
Jaeun Resident Wind Power Plant Co., Ltd.	~~W~~	7,636	29.00%	2,214	—	—	—	2,214
DE Energia SpA		6,601	49.00%	3,235	—	—	6,468	9,703
Dangjin Eco Power Co., Ltd.		77,681	34.00%	26,412	341	—	—	26,753
Haemodum Solar Co., Ltd.		6,371	49.00%	3,122	—	—	—	3,122
Yangyang Wind Power Co., Ltd.		20,784	50.00%	10,392	43	—	—	10,435
HORUS SOLAR, S.A. DE C.V.		50,862	14.95%	7,601	3,580	—	—	11,181
RECURSOS SOLARES PV DE MEXICO II, S.A. DE C.V.		58,636	14.95%	8,764	2,171	—	—	10,935
SUNMEX RENOVABLES, S.A. DE C.V.		23,664	14.95%	3,536	5	—	—	3,541
Stavro Holding II A.B.		91,314	20.00%	18,263	—	—	—	18,263
Solaseado Solar Power Co., Ltd.		42,651	38.90%	16,592	1,361	—	—	17,953
Yeongam Solar Power Co., Ltd.		46,650	19.00%	8,864	773	—	—	9,637
Samsu Wind Power Co., Ltd.		15,903	19.00%	3,022	—	—	—	3,022
Pulau Indah Power Plant Sdn. Bhd.		79,841	25.00%	19,960	5,643	—	—	25,603
NH-Amundi Global Infrastructure Investment Private Investment Trust 21		72,368	29.53%	21,370	527	—	—	21,897
Shin-han BNPP Private Investment Trust for East-West Sunlight Dream		17,208	90.00%	15,487	—	—	—	15,487
PT Barito Wahana Tenaga		512,846	30.61%	156,994	—	—	—	156,994
Cheongna Energy Co., Ltd.		47,107	50.10%	23,601	3,137	(1,189)	—	25,549
Naepo Green Energy Co., Ltd.		18,101	29.20%	5,285	—	—	—	5,285
Boim Combined Heat and Power Generation Co., Ltd. (formerly, Dayone Energy Co., Ltd.)		(56,378)	46.30%	(26,103)	—	(826)	26,929	—
OneEnergy Asia Limited		661,133	40.00%	264,454	25,512	—	—	289,966
KAS INVESTMENT I LLC		52,806	29.89%	15,784	—	—	—	15,784
KAS INVESTMENT II LLC		52,554	29.89%	15,709	—	—	—	15,709
Energyco Co., Ltd.		4,520	29.00%	1,311	829	—	—	2,140
CAES, LLC		48,490	36.00%	17,457	2,923	—	—	20,380
Hapcheon Floating Photovoltaic Power Plant Inc.		21,037	49.00%	10,309	39	—	—	10,348
Busan Industrial Solar Power Co., Ltd.		2,740	28.02%	768	290	—	—	1,058
Bitsolar Energy Co., Ltd.		(5,932)	27.10%	(1,607)	352	—	1,607	352
Pulau Indah O&M Sdn. Bhd.		—	60.00%	—	—	—	—	—
Guadalupe Solar SpA		1,835	60.00%	1,102	98	—	—	1,200
Omisan Wind Power Co., Ltd.		23,960	42.00%	10,063	166	—	—	10,229
Foresight Iberian Solar Group Holding, S.L.		8,923	75.00%	6,692	1,427	—	—	8,119
Yeongwol Eco Wind Co., Ltd.		7,573	29.00%	2,196	1,828	—	—	4,024
Gurae Resident Power Co., Ltd.		1,797	29.00%	521	48	—	—	569
Cheongju Eco Park Co., Ltd.		30,609	29.00%	8,877	195	—	—	9,072
Enel X Midland Photovoltaic, LLC		12,710	20.00%	2,542	—	—	—	2,542
Geumsungsan Wind Power Co., Ltd.		17,101	29.00%	4,959	556	—	—	5,515
KEPCO KPS CARABAO Corp.		(93)	40.00%	(37)	—	—	37	—
Prime Swedish Holding AB		83,481	45.00%	37,566	1,223	—	—	38,789
Goheung New Energy Co., Ltd.		31,749	46.15%	14,652	1,084	—	—	15,736
Gunsan Land Solar Co., Ltd.		35,587	56.91%	20,251	—	—	2,178	22,429
CapMan Lynx SCA, SICAR		6,832	50.00%	3,416	—	—	(3,416)	—
International Offshore Power Transmission Holding Company Limited		4,069	35.00%	1,425	(2)	—	—	1,423
Pyeongchang Wind Power Co., Ltd.		21,083	58.00%	12,228	—	—	—	12,228
Eumseong Eco Park Co., Ltd.		26,929	29.00%	7,809	577	—	—	8,386
Changwon Nu-ri Energy Co., Ltd.		13,154	61.00%	8,024	3	—	—	8,027
PungBack Wind Farm Corporation		18,526	37.00%	6,855	1,085	—	—	7,940
Trumbull Asset Management, LLC		1,200	78.00%	936	—	—	—	936
S-Power Chile SpA		(150)	50.00%	(75)	139	—	—	64
Seungmun Green Energy		29,566	33.00%	9,757	—	—	—	9,757
Seobusambo highway photovoltaics Co., Ltd.		4,476	80.00%	3,580	—	—	—	3,580

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2023 and 2022

17.	Investments in Associates and Joint Ventures, Continued

(5)	Financial information of associates and joint ventures reconciled to the Group’s investments in consolidated financial statements as of December 31, 2023 and 2022 are as follows, continued:

In millions of won
2023
Investees	Net assets		Percentage of ownership (*)	Share in net assets	Investment differential	Intercompany transaction	Others	Book value
<Joint ventures>
Yangyang Suri Wind Power Co., Ltd.	~~W~~	33,130	29.00%	9,608	—	—	—	9,608
KEPCO for Power Company		725	60.00%	435	—	—	—	435
Taebaek Wind Power Co., Ltd.		23,221	60.00%	13,932	—	—	—	13,932
Jeonju Bio Green Energy Co., Ltd.		4,916	65.00%	3,195	—	—	—	3,195
Kumyang Eco Park Co., Ltd.		12,436	29.00%	3,607	56	—	—	3,663
Jeongeup Green Power Co., Ltd.		5,781	18.71%	1,082	478	—	—	1,560
Hadong E-factory Co., Ltd.		1,145	29.99%	343	6	—	—	349
Namyangju Combined Heat and Power Co., Ltd.		7,000	55.00%	3,850	—	—	—	3,850
Wadi Noor Solar Power Company SAOC		1,675	50.00%	837	9	—	—	846
Fairhaven Energy Storage LLC		—	35.00%	—	—	—	—	—

(*)	The percentage of ownership shown above is after considering the treasury stocks and others.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2023 and 2022

17.	Investments in Associates and Joint Ventures, Continued

(5)	Financial information of associates and joint ventures reconciled to the Group’s investments in consolidated financial statements as of December 31, 2023 and 2022 are as follows, continued:

In millions of won
2022
Investees	Net assets		Percentage of ownership (*)	Share in net assets	Investment differential	Intercompany transaction	Others	Book value
<Associates>
Korea Gas Corporation	~~W~~	10,410,740	20.47%	2,131,078	—	—	(45,782)	2,085,296
Korea Electric Power Industrial Development Co., Ltd.		107,166	29.00%	31,078	—	—	—	31,078
YTN Co., Ltd.		256,791	21.43%	55,027	—	—	—	55,027
Gangwon Wind Power Co., Ltd.		80,729	15.00%	12,109	49	—	—	12,158
Hyundai Green Power Co., Ltd.		413,072	29.00%	119,791	—	—	—	119,791
Korea Power Exchange		275,126	100.00%	275,126	—	—	—	275,126
Taebaek Wind Power Co., Ltd.		24,168	60.00%	14,501	—	—	—	14,501
Taebaek Guinemi Wind Power Co., Ltd.		15,327	67.25%	10,307	—	—	2,742	13,049
Daeryun Power Co., Ltd.		402,140	6.85%	27,547	—	—	(820)	26,727
KNH Solar Co., Ltd.		10,679	27.00%	2,883	—	—	—	2,883
SPC Power Corporation		228,534	38.00%	86,843	—	—	(15,975)	70,868
Gemeng International Energy Co., Ltd.		2,335,997	34.00%	794,239	—	—	(215,418)	578,821
PT. Cirebon Electric Power		491,324	27.50%	135,114	—	—	—	135,114
KNOC Nigerian East Oil Co., Ltd.		(83,483)	14.63%	(12,214)	—	—	12,214	—
KNOC Nigerian West Oil Co., Ltd.		(76,755)	14.63%	(11,229)	—	—	11,229	—
PT Wampu Electric Power		82,051	46.00%	37,743	—	—	—	37,743
PT. Bayan Resources TBK		2,476,409	20.00%	495,282	265,817	—	(76,380)	684,719
S-Power Co., Ltd.		290,656	49.00%	142,421	—	(1,293)	—	141,128
Pioneer Gas Power Limited		(205,787)	38.50%	(79,223)	22,278	—	56,945	—
Eurasia Energy Holdings		(508)	40.00%	(203)	—	—	203	—
Xe-Pian Xe-Namnoy Power Co., Ltd.		466,385	25.00%	116,596	305	(1,028)	(289)	115,584
PT. Mutiara Jawa		12,402	29.00%	3,597	—	—	—	3,597
Samcheok Eco Materials Co., Ltd.		23,343	25.54%	5,962	—	—	(5,962)	—
Noeul Green Energy Co., Ltd.		(18,861)	29.00%	(5,470)	—	—	5,470	—
Goseong Green Power Co., Ltd.		1,001,651	29.00%	290,479	—	(1,586)	—	288,893
Gangneung Eco Power Co., Ltd.		7,464	1.61%	120	—	(134)	14	—
Shin Pyeongtaek Power Co., Ltd.		363,838	40.00%	145,535	3,559	(15,271)	—	133,823
Haeng Bok Do Si Photovoltaic Power Co., Ltd.		986	28.00%	276	—	—	2	278
Dongducheon Dream Power Co., Ltd.		302,071	34.01%	102,734	1,757	(2,609)	(12,582)	89,300
Jinbhuvish Power Generation Pvt. Ltd.		47,988	5.16%	2,496	—	—	(2,496)	—
Daejung Offshore Wind Power Co., Ltd.		3,337	46.59%	1,555	—	—	—	1,555
GS Donghae Electric Power Co., Ltd.		765,131	34.00%	260,145	—	—	—	260,145
Daegu Photovoltaic Co., Ltd.		9,823	29.00%	2,849	—	—	—	2,849
Busan Green Energy Co., Ltd.		15,156	29.00%	4,395	—	—	—	4,395
Gunsan Bio Energy Co., Ltd.		(21,127)	18.87%	(3,986)	—	—	3,986	—
Hansuwon KNP Co., Ltd.		1,519	28.98%	440	—	—	(160)	280
Korea Electric Power Corporation Fund		29,400	98.09%	28,838	—	—	4	28,842
Energy Infra Asset Management Co., Ltd.		11,956	9.90%	1,184	—	—	—	1,184
Daegu clean Energy Co., Ltd.		44	28.00%	12	—	—	—	12
YaksuESS Co., Ltd.		1,670	29.00%	484	2	—	—	486
Nepal Water & Energy Development Company Private Limited		99,862	69.06%	68,968	972	—	—	69,940
Gwangyang Green Energy Co., Ltd.		125,130	20.00%	25,026	18	—	—	25,044
PND solar Co., Ltd.		4,306	29.00%	1,249	154	—	—	1,403
Hyundai Eco Energy Co., Ltd.		39,033	19.00%	7,416	215	—	—	7,631
YeongGwang Yaksu Wind Electric Co., Ltd.		788	9.63%	76	300	—	(220)	156
Green Energy Electricity Generation Co., Ltd.		2,733	29.00%	793	778	—	—	1,571
Korea Energy Solutions Co., Ltd.		466	20.00%	93	—	—	—	93
ITR Co., Ltd.		(26)	20.00%	(5)	1	—	4	—
STN Co., Ltd. (formerly, Structure test network Co., Ltd.)		1,565	20.00%	313	53	—	—	366
Namjeongsusang Solar Power Operation Co., Ltd.		2,355	15.00%	353	20	—	—	373
Indeck Niles Development, LLC		416,164	50.00%	208,082	93,956	—	—	302,038
Indeck Niles Asset Management, LLC		283	33.33%	94	—	—	—	94

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2023 and 2022

17.	Investments in Associates and Joint Ventures, Continued

(5)	Financial information of associates and joint ventures reconciled to the Group’s investments in consolidated financial statements as of December 31, 2023 and 2022 are as follows, continued:

In millions of won
2022
Investees	Net assets		Percentage of ownership (*)	Share in net assets	Investment differential	Intercompany transaction	Others	Book value
<Associates>
Hanwha Corporation-linked Sunlight Power Special Private Equity Investment Trust No. 1	~~W~~	14,146	49.00%	6,932	—	—	—	6,932
Suwon New Power Co., Ltd.		1,978	33.05%	654	—	265	—	919
Gwangbaek Solar Power Investment Co., Ltd.		10,949	44.00%	4,818	315	—	—	5,133
Go deok Clean Energy Co., Ltd.		11,049	40.00%	4,420	—	—	—	4,420
SureDataLab Co., Ltd.		739	23.95%	177	—	—	—	177
SEP Co., Ltd.		(65)	21.26%	(14)	—	—	14	—
Hankook Electric Power Information Co., Ltd.		1,337	16.49%	220	—	—	—	220
Tronix Co., Ltd.		526	12.50%	66	—	—	—	66
O2&B Global Co., Ltd.		181	20.00%	36	—	—	—	36
Muan Sunshine Solar Power Plant Co., Ltd.		10,338	20.00%	2,068	494	—	—	2,562
Bigeum Resident Photovoltaic Power Co., Ltd.		(1,539)	29.90%	(460)	24	—	436	—
Goesan Solar Park Co., Ltd.		8,936	29.00%	2,591	—	—	—	2,591
Saemangeum Heemang Photovoltaic Co., Ltd.		35,060	35.00%	12,271	739	—	—	13,010
Bitgoel Eco Energy Co., Ltd.		18,249	49.05%	8,951	—	—	—	8,951
Jeju Gimnyeong Wind Power Co., Ltd.		2,907	30.00%	872	—	—	—	872
Seoroseoro Sunny Power Plant Co., Ltd.		1,970	42.58%	839	20	—	—	859
Muan Solar park Co., Ltd.		37,565	20.00%	7,513	325	—	—	7,838
YuDang Solar Co., Ltd.		2,929	20.00%	586	—	—	—	586
Anjwa Smart Farm & Solar City Co., Ltd.		39,225	20.00%	7,845	817	—	—	8,662
Daewon Green Energy Co., Ltd.		17,514	25.36%	4,441	44	—	—	4,485
G.GURU Co., Ltd.		1,216	24.65%	300	—	—	—	300
UD4M Co., Ltd.		1,125	14.29%	161	—	—	—	161
Dongbu Highway Solar Co., Ltd.		1,509	20.00%	302	50	—	—	352
Seobu Highway Solar Co., Ltd.		1,581	20.00%	316	—	—	—	316
Korea Energy Data Co., Ltd.		211	29.37%	62	—	—	—	62
Gangneung Sacheon Fuel Cell Co., Ltd.		10,218	41.00%	4,189	88	—	—	4,277
KOSTURE Co., Ltd.		156	0.82%	1	—	—	—	1
Taebaek Gadeoksan Wind Power Co., Ltd.		58,940	34.00%	20,040	—	—	—	20,040
Chuncheon Green Energy Co., Ltd.		20,226	45.00%	9,102	53	—	—	9,155
Yeomsubong Wind Power Co., Ltd.		1,540	3.81%	59	3	—	—	62
Yeongyang Wind Power Corporation II		17,837	30.00%	5,351	2,110	—	—	7,461
Haeparang Energy Co., Ltd.		8,673	25.00%	2,168	20	—	—	2,188
Saemangeum Sebit Power Plant Co., Ltd.		36,439	63.09%	22,990	209	—	—	23,199
Boulder Solar III, LLC		1,896	30.00%	569	175	—	—	744
PlatformN. Co., Ltd.		285	29.58%	84	—	—	—	84
PT. Cirebon Energi Prasarana		690,347	10.00%	69,035	—	—	—	69,035
Green Radiation Co., Ltd.		77	10.00%	8	3	—	—	11
Future Convergence Technology Laboratory. Co., Ltd.		249	20.12%	50	—	—	—	50
SC E&G. Co,. Ltd.		1,068	20.00%	214	—	—	—	214
Rec’s Innovation Co, Ltd. (formerly, Wang San Engineering. Co,. Ltd.)		828	20.00%	166	—	—	—	166
ACE		100	20.00%	20	—	—	—	20
Environment and Energy Co., Ltd.		93	10.54%	10	—	—	—	10
Santiago Solar Power SpA		26,748	50.00%	13,373	—	—	—	13,373
Yanggu Floating Photovoltaic Power Plant Inc.		3,115	29.00%	903	—	—	—	903
<Joint ventures>
KEPCO-Uhde Inc.		33	50.85%	17	—	—	—	17
Shuweihat Asia Power Investment B.V.		135,617	49.00%	66,452	—	—	—	66,452
Shuweihat Asia Operation & Maintenance Company		2,966	55.00%	1,631	—	—	—	1,631
Waterbury Lake Uranium L.P.		66,589	32.59%	21,701	49	—	—	21,750
ASM-BG Investicii AD		29,110	50.00%	14,555	—	—	—	14,555
RES Technology AD		30,266	50.00%	15,133	—	—	—	15,133
KV Holdings, Inc.		24,148	40.00%	9,659	—	—	—	9,659
KEPCO SPC Power Corporation		238,822	75.20%	179,594	—	—	—	179,594
Gansu Datang Yumen Wind Power Co., Ltd.		15,059	40.00%	6,024	—	—	—	6,024

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2023 and 2022

17.	Investments in Associates and Joint Ventures, Continued

(5)	Financial information of associates and joint ventures reconciled to the Group’s investments in consolidated financial statements as of December 31, 2023 and 2022 are as follows, continued:

In millions of won
2022
Investees	Net assets		Percentage of ownership (*)	Share in net assets	Investment differential	Intercompany transaction	Others	Book value
<Joint ventures>
Datang Chifeng Renewable Power Co., Ltd.	~~W~~	479,954	40.00%	191,982	—	—	—	191,982
Datang KEPCO Chaoyang Renewable Power Co., Ltd.		110,995	40.00%	44,398	—	—	—	44,398
Rabigh Electricity Company		665,110	40.00%	266,044	—	(50,632)	(805)	214,607
Rabigh Operation & Maintenance Company Limited		12,782	40.00%	5,113	—	—	—	5,113
Jamaica Public Service Company Limited		795,250	40.00%	318,100	29,357	—	(16,050)	331,407
KW Nuclear Components Co., Ltd.		38,368	45.00%	17,266	—	—	(176)	17,090
Busan Shinho Solar Power Co., Ltd.		26,877	25.00%	6,719	—	—	—	6,719
Global Trade Of Power System Co., Ltd.		2,406	29.00%	698	—	—	—	698
Expressway Solar-light Power Generation Co., Ltd.		9,508	50.00%	4,754	—	—	—	4,754
Amman Asia Electric Power Company		367,090	60.00%	220,254	—	—	—	220,254
KAPES, Inc.		37,875	51.00%	19,316	—	(22,451)	3,135	—
Honam Wind Power Co., Ltd.		16,506	29.00%	4,787	32	—	—	4,819
Korea Power Engineering Service Co., Ltd.		19,114	29.00%	5,543	—	—	—	5,543
Chun-cheon Energy Co., Ltd.		107,990	29.90%	32,289	3	—	(248)	32,044
Yeonggwangbaeksu Wind Power Co., Ltd.		20,972	15.00%	3,146	5	—	—	3,151
Nghi Son 2 Power LLC		817,678	50.00%	408,839	—	—	—	408,839
Kelar S.A.		175,717	65.00%	114,216	2,921	—	—	117,137
PT. Tanjung Power Indonesia		265,448	35.00%	92,907	—	—	—	92,907
Incheon New Power Co., Ltd.		1,878	29.00%	545	—	—	(347)	198
Seokmun Energy Co., Ltd.		59,778	29.00%	17,336	—	—	—	17,336
Daehan Wind Power PSC		27,846	50.00%	13,923	—	—	—	13,923
Barakah One Company		(835,613)	18.00%	(150,410)	—	56,437	93,973	—
Nawah Energy Company		1,749	18.00%	315	—	—	—	315
MOMENTUM		1,035	33.33%	345	—	—	—	345
Daegu Green Power Co., Ltd.		91,550	54.24%	49,657	84	—	(20,381)	29,360
Yeonggwang Wind Power Co., Ltd.		43,958	46.00%	20,221	492	—	—	20,713
Chester Solar IV SpA		259	45.00%	117	64	—	—	181
Chester Solar V SpA		49	45.00%	22	134	—	—	156
Diego de Almagro Solar SpA		962	45.00%	433	107	—	—	540
South Jamaica Power Company Limited		232,199	20.00%	46,440	—	—	(3)	46,437
Daesan Green Energy Co., Ltd.		54,908	35.00%	19,218	—	—	—	19,218
RE Holiday Holdings LLC		170,740	50.00%	85,370	—	—	—	85,370
RE Pioneer Holdings LLC		110,344	50.00%	55,172	—	—	—	55,172
RE Barren Ridge 1 Holdings LLC		126,068	50.00%	63,034	—	—	(59,684)	3,350
RE Astoria 2 LandCo LLC		13,198	50.00%	6,599	—	—	—	6,599
RE Barren Ridge LandCo LLC		4,666	50.00%	2,333	—	—	—	2,333
Laurel SpA		774	45.00%	348	206	—	—	554
KIAMCO KOWEPO Bannerton Hold Co Pty Ltd.		29,443	12.37%	3,642	9	—	—	3,651
Chile Solar JV SpA		19,637	50.00%	9,819	—	—	—	9,819
Cheong-Song Noraesan Wind Power Co., Ltd.		14,484	29.01%	4,202	61	—	—	4,263
Chester Solar I SpA		2,313	45.00%	1,041	273	—	—	1,314
Solar Philippines Calatagan Corporation		76,571	38.00%	29,097	—	—	27,805	56,902
Saemangeum Solar Power Co., Ltd.		29,073	81.01%	23,551	—	—	—	23,551
Chungsongmeon BongSan wind power Co., Ltd.		5,823	29.00%	1,689	1,781	—	—	3,470
Jaeun Resident Wind Power Plant Co., Ltd.		7,709	29.00%	2,236	—	—	—	2,236
DE Energia SpA		(14,131)	49.00%	(6,924)	—	—	16,460	9,536
Dangjin Eco Power Co., Ltd.		77,993	34.00%	26,518	341	—	—	26,859
Haemodum Solar Co., Ltd.		6,871	49.00%	3,367	—	—	—	3,367
Yangyang Wind Power Co., Ltd.		21,642	50.00%	10,821	43	—	—	10,864
HORUS SOLAR, S.A. DE C.V.		22,722	14.95%	3,396	3,580	—	—	6,976
RECURSOS SOLARES PV DE MEXICO II, S.A. DE C.V.		18,253	14.95%	2,728	2,171	—	—	4,899
SUNMEX RENOVABLES, S.A. DE C.V.		11,053	14.95%	1,652	5	—	—	1,657

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2023 and 2022

17.	Investments in Associates and Joint Ventures, Continued

(5)	Financial information of associates and joint ventures reconciled to the Group’s investments in consolidated financial statements as of December 31, 2023 and 2022 are as follows, continued:

In millions of won
2022
Investees	Net assets		Percentage of ownership (*)	Share in net assets	Investment differential	Intercompany transaction	Others	Book value
<Joint ventures>
Stavro Holding II A.B.	~~W~~	85,856	20.00%	17,171	—	—	—	17,171
Solaseado Solar Power Co., Ltd.		38,230	38.90%	14,872	1,361	—	—	16,233
Yeongam Solar Power Co., Ltd.		47,923	19.00%	9,105	774	—	—	9,879
Samsu Wind Power Co., Ltd.		16,869	19.00%	3,205	—	—	—	3,205
Pulau Indah Power Plant Sdn. Bhd.		84,683	25.00%	21,171	5,643	—	—	26,814
NH-Amundi Global Infrastructure Investment Private Investment Trust 21		71,777	29.53%	21,196	527	—	—	21,723
Shin-han BNPP Private Investment Trust for East-West Sunlight Dream		17,319	90.00%	15,587	—	—	—	15,587
PT Barito Wahana Tenaga		447,688	30.61%	137,047	—	—	—	137,047
Cheongna Energy Co., Ltd.		17,595	50.10%	8,815	3,137	(1,194)	—	10,758
Naepo Green Energy Co., Ltd.		(51,219)	29.20%	(14,956)	—	—	14,956	—
Dayone Energy Co., Ltd.		(59,627)	46.30%	(27,607)	—	(868)	28,475	—
OneEnergy Asia Limited		366,764	40.00%	146,706	25,512	—	—	172,218
KAS INVESTMENT I LLC		61,046	29.89%	18,247	—	—	—	18,247
KAS INVESTMENT II LLC		60,800	29.89%	18,173	—	—	—	18,173
Energyco Co., Ltd.		4,692	29.00%	1,361	829	—	—	2,190
CAES, LLC		49,670	36.00%	17,881	2,924	—	—	20,805
Hapcheon Floating Photovoltaic Power Plant Inc.		17,207	49.00%	8,432	39	—	—	8,471
Busan Industrial Solar Power Co., Ltd.		3,133	28.02%	878	290	—	—	1,168
Bitsolar Energy Co., Ltd.		(4,545)	27.10%	(1,232)	352	—	1,232	352
Pulau Indah O&M Sdn. Bhd.		—	60.00%	—	—	—	—	—
Guadalupe Solar SpA		1,358	60.00%	815	98	—	—	913
Omisan Wind Power Co., Ltd.		24,393	42.00%	10,245	166	—	—	10,411
Foresight Iberian Solar Group Holding, S.L.		12,184	75.00%	9,138	1,427	—	—	10,565
Yeongwol Eco Wind Co., Ltd.		4,575	29.00%	1,327	1,828	—	—	3,155
Gurae Resident Power Co., Ltd.		1,182	29.00%	343	48	—	—	391
Cheongju Eco Park Co., Ltd.		35,500	29.00%	10,295	195	—	—	10,490
Enel X Midland Photovoltaic, LLC		9,279	20.00%	1,856	—	—	—	1,856
Geumsungsan Wind Power Co., Ltd.		10,128	29.00%	2,937	556	—	—	3,493
KEPCO KPS CARABAO Corp.		443	40.00%	177	—	—	—	177
Prime Swedish Holding AB		77,828	45.00%	35,023	1,222	—	—	36,245
Goheung New Energy Co., Ltd.		23,289	46.15%	10,748	1,084	—	—	11,832
Gunsan Land Solar Co., Ltd.		36,586	75.29%	27,544	—	—	—	27,544
CapMan Lynx SCA, SICAR		9,908	50.00%	4,954	—	—	(4,954)	—
International Offshore Power Transmission Holding Company Limited		(66,788)	35.00%	(23,376)	(2)	—	23,378	—
Pyeongchang Wind Power Co., Ltd.		24,938	58.00%	14,464	—	—	—	14,464
Eumseong Eco Park Co., Ltd.		17,173	29.00%	4,980	577	—	—	5,557
Songsan Green Energy Co., Ltd.		5,500	25.00%	1,375	12	—	—	1,387
Changwon Nu-ri Energy Co., Ltd.		1,490	33.33%	497	—	—	—	497
Hasami Wind Farm Corporation		3,100	29.00%	899	690	—	—	1,589
PungBack Wind Farm Corporation		15,290	37.00%	5,657	1,086	—	—	6,743
Trumbull Asset Management, LLC		316	78.00%	246	—	—	—	246
S-Power Chile SpA		(20)	50.00%	(10)	—	—	137	127
Seungmun Green Energy		27,440	33.00%	9,054	—	—	—	9,054
Seobusambo highway photovoltaics Co., Ltd.		3,833	80.00%	3,066	—	—	—	3,066

(*)	The percentage of ownership shown above is after considering the treasury stocks and others.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2023 and 2022

17.	Investments in Associates and Joint Ventures, Continued

(6)	As of December 31, 2023 and 2022, unrecognized equity interest in investments in associates and joint ventures whose book value has been reduced to zero due to accumulated losses are as follows:

In millions of won	2023			2022
	Unrecognized equity interest		Accumulated unrecognized equity interest	Unrecognized equity interest	Accumulated unrecognized equity interest
Eurasia Energy Holdings	~~W~~	(203)	—	13	203
Gunsan Bio Energy Co., Ltd. (*1)		—	—	122	3,986
Boim Combined Heat and Power Generation Co., Ltd. (formerly, Dayone Energy Co., Ltd.)		937	27,954	3,565	27,017
Nghi Son 2 Power LLC		—	—	(18,940)	—
Samcheok Eco Materials Co., Ltd.		3,625	4,431	344	806
Naepo Green Energy Co., Ltd.		(14,956)	—	7,209	14,956
Barakah One Company		46,746	140,719	51,137	93,973
Pioneer Gas Power Limited		19,835	76,712	19,248	56,877
Incheon New Power Co., Ltd.		—	—	(163)	—
Bigeum Resident Photovoltaic Power Co., Ltd.		(460)	—	162	460
KAPES, Inc.		(145)	3,015	(355)	3,160
Chester Solar IV SpA		—	—	(21)	—
ITR Co., Ltd.		(4)	1	5	5
SEP Co., Ltd.		1	15	14	14
International Offshore Power Transmission Holding Company Limited		(23,378)	—	23,378	23,378
Noeul Green Energy Co., Ltd.		(258)	5,212	5,470	5,470
Gangneung Eco Power Co., Ltd.		(14)	—	14	14
PlatformN. Co., Ltd.		62	62	—	—
KEPCO KPS CARABAO Corp.		37	37	—	—

(*1)	During the year ended December 31, 2023, the entity was reclassified from an associate to financial assets measured at fair value through other comprehensive income.

(7)	As of December 31, 2023, shareholders’ agreements on investments in associates and joint ventures that may cause future economic resource or cash outflows are as follows:

(i)	Gemeng International Energy Co., Ltd.

Gemeng International Energy Co., Ltd. issued put options on 8% of its shares to its financial investors, KEPCO Woori Sprott PEF (NPS Co-Pa PEF). If the investment fund is not collected until the maturity date (December 25, 2023, two years extension is possible), PEF can exercise the option at strike price which is the same as a principal investment price (including operating fees ratio of below 1% per annum), and also, the Group provided a performance guarantee on this agreement.

(ii)	Taebaek Wind Power Co., Ltd.

In the case where non-controlling shareholders decide to dispose of their shares in Taebaek Wind Power Co., Ltd. after the warrant period in the EPC contract of defect repair for wind power generator has expired, the Group acquires those shares at fair value. The acquisition is to be made after the conditions of the acquisition are discussed among the parties involved, with consideration of various factors such as financial status and business situation.

(iii)	Pyeongchang Wind Power Co., Ltd.

In the case where non-controlling shareholders decide to dispose of their shares in Pyeongchang Wind Power Co., Ltd. after commercial operation of the power plant has started, the Group acquires those shares at fair value. The acquisition is to be made after the conditions of the acquisition are discussed among the parties involved, with the careful consideration of various factors such as financial status and business situation.

(iv)	Daeryun Power Co., Ltd.

The Group reserves the right to participate in the transfer of shares in Daeryun Power Co., Ltd. on the same terms as Daeryun E&S Co., Ltd., if Daeryun E&S Co., Ltd. wishes to transfer its shares in Daeryun Power Co., Ltd.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2023 and 2022

17.	Investments in Associates and Joint Ventures, Continued

(7)	As of December 31, 2023, shareholders’ agreements on investments in associates and joint ventures that may cause future economic resource or cash outflows are as follows, continued:

(v)	Daegu Green Power Co., Ltd.

The Group has a right to purchase all the shares of Daegu Green Power Co., Ltd. held by the financial investors at the yield-based transfer amount agreed with the shareholders. The Group can exercise its right 5, 10 and 13 years after the date of the investment. Also, the Group has a right to purchase all or part of the shares of Daegu Green Power Co., Ltd. held by Lotte Engineering & Construction Co. at the yield-based transfer amount agreed with the shareholders.

(vi)	Yeonggwang Wind Power Co., Ltd.

In case the Group intends to purchase all or part of the shares from Daehan Green Energy Co., Ltd., which is a non-controlling shareholder, Daehan Green Energy Co., Ltd. has an obligation to evaluate the shares at fair value and transfer them to the Group.

(vii)	Hyundai Green Power Co., Ltd.

The Group has an obligation to purchase certain shares in Hyundai Green Power Co., Ltd. from financial investors holding certain shares in Hyundai Green Power Co., Ltd. (i.e., IBK and others) when any of the financial investors claim to sell the Group’s shares at a certain point of time in the future. The Group also has the right to claim Hyundai Steel Company, another operating investor of Hyundai Green Power Co., Ltd., to sell its’ shares at a certain point of time in the future, and is obliged to sell the Group’s shares to Hyundai Steel Company or a third party designated by Hyundai Steel Company when Hyundai Steel Company requests the Group to sell its shares.

(viii)	Kosture Co., Ltd.

The Group acquires the shares with the settled amount of coal provided to Kosture Co., Ltd. every year until completion of the subscription set forth in the shareholders’ agreement.

(ix)	Omisan Wind Power Co., Ltd.

The Group has the right to claim Unison Co., Ltd. to transfer its shares in Omisan Wind Power Co., Ltd. either as a whole or as a part after the completion of the power generation complex, and if the Group exercises its right to claim transfer, Unison Co., Ltd. is obliged to transfer such shares at fair value to the Group or a third party designated by the Group.

(x)	Geumsungsan Wind Power Co., Ltd.

The Group has a right to purchase shares owned by Daemyung Energy Co., Ltd., within the range of 18%, for 3 years after the commencement of the operation.

(xi)	Seungmun Green Energy

According to the special conditions of the REC trading contract, a connected entity may demand the sale of ownership stakes held by other investors to the connected entity, or the investors may acquire new stakes or modify business documents through a capital increase in Seungmun Green Energy with prior written consent from the trustee. In the event that other investors sell their stakes to the connected entity, they may demand that the connected entity purchase their stakes in the future if certain conditions are met.

(xii)	Taebaek Guinemi Wind Power Co., Ltd.

If shareholders of Taebaek Guinemi Wind Power Co., Ltd. other than the Group intend to sell their shares after the elapse of warranty period for wind power generators specified in the EPC contract, the Group has preferential right to other parties and third parties to take over the shares that the shareholders want to sell at fair value by reaching agreement with the shareholders on the timing of sales and volume of shares to be sold considering the financial conditions, management conditions and others.

(xiii)	HORANG ENERGY Inc.

The Group has the right to purchase all or partial shares of HORANG ENERGY Inc. held by other shareholders after three years have elapsed from the date of commencing the operations under the unanimous agreement of all shareholders. The Group also has an obligation to sell its shares in HORANG ENERGY Inc. either as a whole or as a part to CNcore Co., Ltd. after three years have elapsed from the date of commencing the operations upon the claim of CNcore Co., Ltd., under the unanimous agreement of all shareholders.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2023 and 2022

17.	Investments in Associates and Joint Ventures, Continued

(7)	As of December 31, 2023, shareholders’ agreements on investments in associates and joint ventures that may cause future economic resource or cash outflows are as follows, continued:

(xiv)	Namyangju Combined Heat and Power Co., Ltd.

The Group has an obligation to purchase certain shares from Narae Energy Co., Ltd. at fair value when Narae Energy Co., Ltd. intends to sell its shares in Namyangju Combined Heat and Power Co., Ltd. on the exercise date agreed upon in accordance with the shareholders’ agreement. If Narae Energy Co., Ltd. becomes the largest equity holder by selling, assigning, or transferring shares in accordance with the shareholders’ agreement, the Group is obligated to guarantee the drag-along right that allows Narae Energy Co., Ltd. to sell the shares held by both shareholders under the same conditions.

(xv)	Wadi Noor Solar Power Company SAOC

The Group has an obligation to purchase certain shares to Nama Holding SAOC at the price agreed upon between shareholders when Nama Holding SAOC intends to purchase shares on the exercise date agreed upon according to the shareholders’ agreement.

(xvi)	Jeongeup Green Power Co., Ltd.

The Group has the right to acquire the shares held by M Eco Co., Ltd. at fair value on the date when it has been third, seventh, and tenth year from the beginning date of commercial operation. However, if M Eco Co., Ltd. transfers its shares to the company holding the majority of shares in M Eco Co., Ltd., its right to transfer shares to the shareholder prevails the Group’s right to acquire shares from M Eco Co,. Ltd.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2023 and 2022

17.	Investments in Associates and Joint Ventures, Continued

(8)	Significant restrictions on the Group’s abilities on associates and joint ventures as of December 31, 2023 are as follows:

Company	Nature and extent of any significant restrictions

Daegu Green Power Co., Ltd.	Dividends can only be paid when all conditions of the loan agreement are satisfied or prior written consent of financial institutions is obtained. Shares cannot be wholly or partially transferred without prior written consent of financial institutions.

Pyeongchang Wind Power Co., Ltd.	Principals and interests on subordinated loans or dividends can only be paid when all conditions of the loan agreement are satisfied or prior written consent of financial institutions is obtained. Shares cannot be wholly or partially transferred without prior consent of the stakeholders.

Daeryun Power Co., Ltd.	Dividends can only be paid when all conditions of the loan agreement are satisfied or prior written consent of financial institutions. Shares cannot be wholly or partially transferred without prior consent of the financial institutions .

KNH Solar Co., Ltd.	Principals and interests on subordinated loans or dividends to shareholders cannot be paid without written consent of financial institutions. Also, shares cannot be wholly or partially transferred without the consent of other stakeholders including shareholders and financial institutions.

Korea Power Engineering Service Co., Ltd.	Shares cannot be wholly or partially transferred without the consent of the board of directors.

Daehan Wind Power PSC	Dividends can only be paid when all conditions of the loan agreement are satisfied. Also, shares cannot be wholly or partially transferred without the consent of the stakeholders.

Daejung Offshore Wind Power Co., Ltd.	Before the commencement of the operation, shares cannot be wholly or partially transferred without the consent of the stakeholders.

Naepo Green Energy Co., Ltd.	Dividends can only be paid to shareholders when all conditions of the loan agreement are satisfied and prior written consent of financial institutions is obtained. Shares cannot be wholly or partially transferred without prior consent of interested parties. All or part of the stocks held cannot be transferred without the written consent of the financial institution and if the conditions for the O&M utilization rate are not met or if a payment deferment is necessary due to the fulfillment of the obligation to provide funds, the contract amount will be paid in a subordinated order.

Solaseado Solar Power Co., Ltd.	Principals and interests on subordinated loans or dividends can only be paid when all conditions of the shareholders’ agreement are satisfied. Also, shares cannot be wholly or partially transferred without the consent of other stakeholders including shareholders and financial institutions.

Samcheok Eco Materials Co., Ltd.	Dividends can only be paid when all conditions of the shareholders’ agreement are satisfied. Also, shares cannot be wholly or partially transferred without the written consent of the other shareholders.

Taebaek Guinemi Wind Power Co., Ltd.	Dividends can only be paid when all conditions of the loan agreement are satisfied and consent of the financial institutions is obtained. Also, shares cannot be wholly or partially transferred without the written consent of the financial institutions .

Indeck Niles Asset Management, LLC	Shares cannot be wholly or partially transferred without the consent of the stakeholders.

Indeck Niles Development, LLC	Shares cannot be wholly or partially transferred without the consent of the stakeholders.

Chester Solar IV SpA	Dividends can only be paid when all conditions of the loan agreement are satisfied. Also, shares cannot be wholly or partially transferred without the consent of the stakeholders.

Chester Solar V SpA	Dividends can only be paid when all conditions of the loan agreement are satisfied. Also, shares cannot be wholly or partially transferred without the consent of the stakeholders.

Diego de Almagro Solar SpA	Dividends can only be paid when all conditions of the loan agreement are satisfied. Also, shares cannot be wholly or partially transferred without the consent of the stakeholders.

Laurel SpA	Dividends can only be paid when all conditions of the loan agreement are satisfied. Also, shares cannot be wholly or partially transferred without the consent of the stakeholders.

Chester Solar I SpA	Dividends can only be paid when all conditions of the loan agreement are satisfied. Also, shares cannot be wholly or partially transferred without the consent of the stakeholders.

Kelar S.A.	Dividends can only be paid when all conditions of the loan agreement are satisfied. Also, shares cannot be wholly or partially transferred without the consent of the stakeholders.

GS Donghae Electric Power Co., Ltd.	Dividends can only be paid when all conditions of the loan agreement are satisfied or prior written consent of financial institutions is obtained.

Busan Shinho Solar Power Co., Ltd.	Dividends can only be paid when all conditions of the loan agreement are satisfied.

Honam Wind Power Co., Ltd.	Dividends and settlement amount for renewable energy certificate can only be paid when all conditions of the loan agreement are satisfied.

Seokmun Energy Co., Ltd.	Dividends can only be paid when all conditions of the loan agreement are satisfied and prior written consent of financial institutions is obtained. Also, principals and interests on subordinated loans can only be paid when written consent of financial institutions is obtained.

Chun-cheon Energy Co., Ltd.	Dividends can only be paid when all conditions of the loan agreement are satisfied. Also, principals and interests on subordinated loans shall not be paid until the payment conditions are satisfied.

Yeonggwangbaeksu Wind Power Co., Ltd.	Dividends and settlement amount for renewable energy certificate can only be paid when all conditions of the loan agreement are satisfied and prior written consent of financial institutions is obtained. Also, principals and interests on subordinated loans can only be paid when written consent of financial institutions is obtained.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2023 and 2022

17.	Investments in Associates and Joint Ventures, Continued

(8)	Significant restrictions on the Group’s abilities on associates or joint ventures as of December 31, 2023 are as follows, continued:

Company	Nature and extent of any significant restrictions

Yeonggwang Wind Power Co., Ltd.	Dividends and settlement amount for renewable energy certificate can only be paid when all conditions of the loan agreement are satisfied and prior written consent of financial institutions is obtained.

Jamaica Public Service Company Limited	Dividends can only be paid when all conditions of the loan agreement are satisfied and prior written consent of financial institutions is obtained.

PT. Tanjung Power Indonesia	Dividends can only be paid when all conditions of the loan agreement are satisfied.

DE Energia SpA	Dividends can only be paid when all conditions of the loan agreement are satisfied.

Daesan Green Energy Co., Ltd.	Dividends and settlement amount for renewable energy certificate can only be paid when all conditions of the loan agreement are satisfied and prior written consent of financial institutions is obtained.

Taebaek Gadeoksan Wind Power Co., Ltd.	Dividends and settlement amount for renewable energy certificate can only be paid when all conditions of the loan agreement are satisfied or prior written consent of financial institutions is obtained. Also, principals and interests on subordinated loans can only be paid when prior written consent of financial institutions is obtained.

Bitsolar Energy Co., Ltd.	Dividends can only be paid when all conditions of the loan agreement are satisfied.

Omisan Wind Power Co., Ltd.	Principals and interests on subordinated loans or dividends can only be paid when all conditions of the loan agreement are satisfied, and prior written consent of financial institutions is obtained. Shares cannot be wholly or partially transferred without the consent of the stakeholders including other shareholders financial institutions . Also, either of Omisan Wind Power Co., Ltd. and Unison Co., Ltd. shall not transfer their shares to others wholly or partially until 4 years have passed from the completion of power complex without the written consent from the other party. In case the shares of each party becomes less than 10% of outstanding shares after the transfer, it also requires the written consent from the other party.

Yangyang Wind Power Co., Ltd.	Dividends can only be paid when all conditions of the loan agreement are satisfied or prior written consent of financial institutions is obtained.

Busan Industrial Solar Power Co., Ltd.	Dividends can only be paid when all conditions of the loan agreement are satisfied or prior written consent of financial institutions is obtained.

Geumsungsan Wind Power Co., Ltd.	Dividends can only be paid when all conditions of the loan agreement are satisfied. Shares cannot be wholly or partially transferred for 3 years after the commencement of operation, and also cannot be transferred or disposed to the third party in a way not permitted in the financial documents without prior written consent of an agent bank.

KPE green energy Co., Ltd. (formerly, Daewon Green Energy Co., Ltd.)	Dividends can only be paid when all conditions of the loan agreement are satisfied or prior written consent of financial institutions is obtained.

Cheongju Eco Park Co., Ltd.	Dividends and settlement amount for renewable energy certificate can only be paid when all conditions of the loan agreement are satisfied, or permitted by related financing contracts, or prior written consent of financial institutions is obtained.

Goheung New Energy Co., Ltd.	Payment of dividends or repayment of loans such as subordinated loans to the investors can only be made when all conditions of the loan agreement are satisfied, and prior written consent of financial institutions is obtained.

Seungmun Green Energy	Dividends and settlement amount for renewable energy certificate can only be paid when all conditions of the loan agreement are satisfied or prior written consent of financial institutions is obtained.

Trumbull Asset Management, LLC	Shares cannot be either wholly or partially transferred without the consent of the stakeholders.

HORANG ENERGY Inc.	Dividends can only be paid when all conditions of the loan agreement are satisfied. Shares cannot be either wholly or partially transferred before three years have passed after the commencement of operation, and also cannot be transferred or disposed to the third party in a way not permitted in the financial documents without prior written consent of an agent bank.

Yanggu Floating Photovoltaic Power Plant Inc.	Payment of dividends or repayment of loans such as subordinated loans to the investors can be made only when all conditions of the loan agreement are satisfied and prior written consent of financial institutions is obtained.

Hoenggye Renewable Energy Co., Ltd.	Dividends can be paid either when all conditions of the loan agreement are satisfied or when prior written consent of financial institutions is obtained.

Daegu Photovoltaic Co., Ltd.	Dividends can only be paid when all conditions of the loan agreement are satisfied. Shares cannot be either wholly or partially transferred without prior written consent of financial institutions is obtained.

Dongducheon Dream Power Co., Ltd.	Principals and interest on subordinated loans or dividends can be paid only when all conditions of the loan agreement are satisfied. Shares cannot be either wholly or partially transferred without prior written consent of the financial institutions.

Haeng Bok Do Si Photovoltaic Power Co., Ltd.	Dividends can only be paid when all conditions of the loan agreement are satisfied. Shares cannot be either wholly or partially transferred without prior consent of the stakeholders.

Shin Pyeongtaek Power Co., Ltd.	Principals and interest on subordinated loans or dividends can be paid either when all conditions of the loan agreement are satisfied or when prior written consent of financial institutions is obtained. Shares cannot be either wholly or partially transferred without prior written consent of the financial institutions.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2023 and 2022

17.	Investments in Associates and Joint Ventures, Continued

(8)	Significant restrictions on the Group’s abilities on associates or joint ventures as of December 31, 2023 are as follows, continued:

Company	Nature and extent of any significant restrictions

Seoroseoro Sunny Power Plant Co., Ltd.	Principals and interest on subordinated loans or dividends can be paid either when all conditions of the loan agreement are satisfied or when prior written consent of financial institutions is obtained. Shares cannot be either wholly or partially transferred without prior written consent of the financial institutions.

Anjwa Smart Farm & Solar City Co., Ltd.	Principals and interest on subordinated loans or dividends can be paid either when all conditions of the loan agreement are satisfied or when prior written consent of financial institutions is obtained. Shares cannot be either wholly or partially transferred without prior written consent of the financial institutions.

Muan Solar Park Co., Ltd.	Dividends can only be paid when all conditions of the loan agreement are satisfied. Shares cannot be wholly or partially transferred without prior written consent of the financial institutions is obtained.

YuDang Solar Co., Ltd.	Principals and interest on subordinated loans or dividends can be paid either when all conditions of the loan agreement are satisfied or when prior written consent of financial institutions is obtained. Shares cannot be either wholly or partially transferred without prior written consent of the financial institutions.

Haemodum Solar Co., Ltd.	Principals and interest payments on subordinated loans or dividends can only be paid when all conditions of the loan agreement are satisfied or prior written consent of financial institutions is obtained. Shares cannot be wholly or partially transferred without prior written consent of the financial institutions is obtained.

Cheongna Energy Co., Ltd.	Principals and interest payments on subordinated loans or dividends can only be paid when all conditions of the loan agreement are satisfied. Shares cannot be wholly or partially transferred without prior written consent of the financial institutions is obtained.

Hapcheon Floating Photovoltaic Power Plant Inc.	Principals and interest on subordinated loans or dividends can be paid either when all conditions of the loan agreement are satisfied or when prior written consent of financial institutions is obtained. Shares cannot be either wholly or partially transferred without prior written consent of the financial institutions.

Yeongwol Eco Wind Co., Ltd.	Principals and interest on subordinated loans or dividends can be paid either when all conditions of the loan agreement are satisfied or when prior written consent of financial institutions is obtained. Shares cannot be either wholly or partially transferred without prior written consent of the financial institutions.

Gurae Resident Power Co., Ltd.	Principals and interest on subordinated loans or dividends can be paid either when all conditions of the loan agreement are satisfied or when prior written consent of financial institutions is obtained. Shares cannot be either wholly or partially transferred without prior written consent of the financial institutions.

Gunsan Land Solar Co., Ltd.	Principals and interest payments on subordinated loans or dividends can only be paid when all conditions of the loan agreement are satisfied or prior written consent of financial institutions is obtained. Shares cannot be wholly or partially transferred without prior written consent of the financial institutions is obtained. In accordance with the shareholders’ agreement, when the internal rate of return defined in Korea Western Power Co., Ltd.’s dividend standard is met any excessive dividend income must be provided to Gunsan City.

Eumseong Eco Park Co., Ltd.	Dividends and settlement amounts for renewable energy certificate can only be paid when all conditions of the loan agreement are satisfied and prior written consent of financial institutions is obtained. Shares cannot be wholly or partially transferred without prior written consent of the financial institutions is obtained.

PungBack Wind Farm Corporation	Principals and interest on subordinated loans or dividends can be paid either when all conditions of the loan agreement are satisfied or when prior written consent of financial institutions is obtained. Shares cannot be either wholly or partially transferred without prior written consent of the financial institutions.

Seobusambo highway photovoltaics Co., Ltd.	Principals and interest on subordinated loans or dividends can be paid either when all conditions of the loan agreement are satisfied or when prior written consent of financial institutions is obtained. Shares cannot be either wholly or partially transferred without prior written consent of the financial institutions.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2023 and 2022

17.	Investments in Associates and Joint Ventures, Continued

(8)	Significant restrictions on the Group’s abilities on associates or joint ventures as of December 31, 2023 are as follows, continued:

Company	Nature and extent of any significant restrictions

Haman Green Energy Co., Ltd.	Dividends can only be paid when all conditions of the loan agreement are satisfied or prior written consent of financial institutions is obtained or prior written consent of financial institutions is obtained. In addition, the Group cannot transfer all or part of its shares without the consent of other shareholders until five years have elapsed from the date of issuance of the acquisition notice after the comprehensive completion of the EPC contract for the project, and shares cannot be wholly or partially transferred without prior written consent of the financial institutions is obtained.

Jeongeup Green Power Co., Ltd.	Dividends to investors are only possible when the conditions in the loan agreement are met or prior written consent from the financial institution is obtained, and subordinated loans cannot be paid to investors before the loan principal and interest are fully repaid. Additionally, all or part of the shares held cannot be transferred without the consent of other shareholders before the commencement of commercial operation of this business. The company’s stocks may not be transferred to a third party or otherwise disposed of in a manner not permitted in the financial documents without the prior written consent of the agent bank.

Nepal Water & Energy Development Company Private Limited	The Group must maintain a minimum percentage of ownership (50%) until the project completion date and thereafter.

Goseong Green Power Co., Ltd.	The Group cannot transfer all or part of its shares without the consent of stakeholders until three years have passed since the start of commercial operation of the business.

Gangneung Eco Power Co., Ltd.	The Group cannot transfer all or part of its shares without the consent of stakeholders until three years have passed since the start of commercial operation of the business.

S-Power Co., Ltd.	Dividends can only be paid when all conditions of the loan agreement are satisfied. Shares cannot be wholly or partially transferred without prior consent of the stakeholders is obtained.

South Jamaica Power Company Limited	Dividends can be paid only when all conditions of the loan agreement signed between South Jamaica Power Company Limited and financial institutions are satisfied, and prior written consent of financial institutions is obtained.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2023 and 2022

18.	Property, Plant and Equipment

(1)	Property, plant and equipment as of December 31, 2023 and 2022 are as follows:

In millions of won	2023
	Acquisition cost		Government grants	Accumulated depreciation	Accumulated impairment losses	Book value
Land	~~W~~	14,426,253	(27,404)	—	(28,165)	14,370,684
Buildings		25,236,830	(46,227)	(11,870,875)	(5,751)	13,313,977
Structures		86,010,823	(157,881)	(35,111,297)	(9,525)	50,732,120
Machinery		113,735,035	(119,824)	(59,381,603)	(536,386)	53,697,222
Ships		17,845	—	(5,480)	—	12,365
Vehicles		421,349	(2,837)	(337,859)	(116)	80,537
Equipment		2,341,242	(5,932)	(1,909,992)	(375)	424,943
Tools		1,354,532	(62)	(1,190,057)	(1)	164,412
Construction-in-progress		32,031,297	(173,474)	—	(22,795)	31,835,028
Right-of-use assets		6,041,794	—	(2,678,051)	—	3,363,743
Asset retirement costs		17,007,088	—	(7,127,091)	(146,423)	9,733,574
Others		16,255,667	—	(14,108,737)	—	2,146,930

	~~W~~	314,879,755	(533,641)	(133,721,042)	(749,537)	179,875,535

In millions of won	2022
	Acquisition cost		Government grants	Accumulated depreciation	Accumulated impairment losses	Book value
Land	~~W~~	14,298,409	(27,405)	—	(27,472)	14,243,532
Buildings		24,230,827	(50,437)	(10,931,672)	(6,955)	13,241,763
Structures		83,055,890	(165,608)	(32,596,265)	(10,390)	50,283,627
Machinery		108,749,243	(127,126)	(54,015,594)	(541,864)	54,064,659
Ships		17,264	—	(3,788)	—	13,476
Vehicles		393,046	(2,045)	(305,242)	(117)	85,642
Equipment		2,168,348	(6,608)	(1,732,564)	(43)	429,133
Tools		1,306,509	(99)	(1,128,002)	(6)	178,402
Construction-in-progress		28,064,266	(135,926)	—	(22,795)	27,905,545
Right-of-use assets		5,992,724	—	(2,281,599)	—	3,711,125
Asset retirement costs		17,620,603	—	(6,185,214)	(146,422)	11,288,967
Others		15,520,160	—	(13,100,723)	—	2,419,437

	~~W~~	301,417,289	(515,254)	(122,280,663)	(756,064)	177,865,308

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2023 and 2022

18.	Property, Plant and Equipment, Continued

(2)	Changes in property, plant and equipment for each of the two years in the period ended December 31, 2023 are as follows:

In millions of won	2023
	Beginning balance		Acquisition	Disposal	Depreciation	Impairment (*)	Others	Ending balance
Land	~~W~~	14,270,937	23,519	(15,302)	—	—	118,934	14,398,088
(Government grants)		(27,405)	—	1	—	—	—	(27,404)
Buildings		13,292,200	3,706	(6,221)	(938,549)	—	1,009,068	13,360,204
(Government grants)		(50,437)	—	—	5,070	—	(860)	(46,227)
Structures		50,449,235	18,486	(311,877)	(2,828,065)	—	3,562,222	50,890,001
(Government grants)		(165,608)	—	1,611	9,562	—	(3,446)	(157,881)
Machinery		54,191,785	184,532	(195,673)	(6,062,471)	(6,331)	5,705,204	53,817,046
(Government grants)		(127,126)	—	1,230	17,413	—	(11,341)	(119,824)
Ships		13,476	—	—	(1,812)	—	701	12,365
Vehicles		87,687	5,778	(76)	(40,760)	—	30,745	83,374
(Government grants)		(2,045)	—	—	960	—	(1,752)	(2,837)
Equipment		435,741	62,291	(264)	(206,894)	—	140,001	430,875
(Government grants)		(6,608)	—	—	2,011	—	(1,335)	(5,932)
Tools		178,501	30,598	(364)	(78,487)	—	34,226	164,474
(Government grants)		(99)	—	—	38	—	(1)	(62)
Construction-in-progress		28,041,471	14,069,968	(1,511)	—	(10,700)	(10,090,726)	32,008,502
(Government grants)		(135,926)	5,544	—	—	—	(43,092)	(173,474)
Right-of-use assets		3,711,125	261,862	(2,613)	(536,517)	—	(70,114)	3,363,743
Asset retirement costs		11,288,967	—	—	(1,251,446)	—	(303,947)	9,733,574
Others		2,419,437	1,290	—	(958,649)	—	684,852	2,146,930

	~~W~~	177,865,308	14,667,574	(531,059)	(12,868,596)	(17,031)	759,339	179,875,535

(*)

The Group is in the process of calculating the actual damage in relation to Taean IGCC gas refinery fire incident in January 2023. For the year ended December 31, 2023, the Group recognized ~~W~~6,331 million of estimated damage to its PP&E due to the fire incident as impairment loss, and the estimated damage may change depending on future investigations. In addition, as the recoverable amount of construction-inprogress of Guam Ukudu Power LLC, a subsidiary of the Group, is less than the book value, ~~W~~10,700 million was recognized as an impairment loss during the year ended December 31, 2023.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2023 and 2022

18.	Property, Plant and Equipment, Continued

(2)	Changes in property, plant and equipment for each of the two years in the period ended December 31, 2023 are as follows, continued:

In millions of won	2022
	Beginning balance		Acquisition	Disposal	Depreciation	Impairment	Others	Ending balance
Land	~~W~~	14,107,965	9,535	(49,377)	—	—	202,814	14,270,937
(Government grants)		(23,474)	—	1	—	—	(3,932)	(27,405)
Buildings		12,926,226	3,202	(19,918)	(906,528)	(449)	1,289,667	13,292,200
(Government grants)		(52,122)	—	—	5,360	—	(3,675)	(50,437)
Structures		48,290,052	217,450	(277,308)	(2,677,395)	(3,669)	4,900,105	50,449,235
(Government grants)		(172,021)	—	1,250	9,568	—	(4,405)	(165,608)
Machinery		51,755,382	248,932	(188,924)	(5,748,407)	(33,191)	8,157,993	54,191,785
(Government grants)		(140,082)	—	405	17,283	—	(4,732)	(127,126)
Ships		177	—	—	(1,053)	—	14,352	13,476
Vehicles		89,257	1,813	(88)	(41,907)	—	38,612	87,687
(Government grants)		(1,675)	—	—	663	—	(1,033)	(2,045)
Equipment		397,183	79,369	(183)	(205,908)	(1)	165,281	435,741
(Government grants)		(149)	—	—	494	—	(6,953)	(6,608)
Tools		183,065	25,291	(180)	(77,902)	—	48,227	178,501
(Government grants)		(64)	—	—	32	—	(67)	(99)
Construction-in-progress		30,156,094	11,671,907	(197,293)	—	134,735	(13,723,972)	28,041,471
(Government grants)		(111,822)	23,155	17	—	—	(47,276)	(135,926)
Right-of-use assets		4,059,397	197,016	(2,838)	(509,068)	—	(33,382)	3,711,125
Asset retirement costs		8,925,388	—	—	(1,133,866)	—	3,497,445	11,288,967
Others		2,745,861	9,028	(22,531)	(1,036,132)	—	723,211	2,419,437

	~~W~~	173,134,638	12,486,698	(756,967)	(12,304,766)	97,425	5,208,280	177,865,308

(3)

The Group’s subsidiaries including Korea Hydro & Nuclear Power Co., Ltd. have recognized proceeds and costs from selling items produced before its intended use, by accounting ~~W~~38,149 million (prior year : ~~W~~92,264 million) as revenue and ~~W~~45,578 (prior year : ~~W~~63,405 million) as expense in profit or loss for the year ended December 31, 2023.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2023 and 2022

19.	Investment Properties

(1)	Investment properties as of December 31, 2023 and 2022 are as follows:

In millions of won	2023
	Acquisition cost		Government grants	Accumulated depreciation	Book value
Land	~~W~~	172,594	—	—	172,594
Buildings		20,043	(22)	(7,088)	12,933

	~~W~~	192,637	(22)	(7,088)	185,527

In millions of won	2022
	Acquisition cost		Government grants	Accumulated depreciation	Book value
Land	~~W~~	194,417	—	—	194,417
Buildings		20,241	(21)	(6,351)	13,869

	~~W~~	214,658	(21)	(6,351)	208,286

(2)	Changes in investment properties for each of the two years in the period ended December 31, 2023 are as follows:

In millions of won	2023
	Beginning balance		Disposal	Depreciation	Others	Ending balance
Land	~~W~~	194,417	—	—	(21,823)	172,594
Buildings		13,890	—	(494)	(441)	12,955
(Government grants)		(21)	—	1	(2)	(22)

	~~W~~	208,286	—	(493)	(22,266)	185,527

In millions of won	2022
	Beginning balance		Disposal	Depreciation	Others	Ending balance
Land	~~W~~	201,605	(208)	—	(6,980)	194,417
Buildings		11,209	—	(487)	3,168	13,890
(Government grants)		(30)	—	1	8	(21)

	~~W~~	212,784	(208)	(486)	(3,804)	208,286

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2023 and 2022

19.	Investment Properties, Continued

(3)	Income and expenses related to investment properties for each of the two years in the period ended December 31, 2023 are as follows:

In millions of won	2023		2022
Rental income	~~W~~	10,519	9,775
Operating and maintenance expenses related to rental income		(507)	(587)

	~~W~~	10,012	9,188

(4)	Fair value of investment properties as of December 31, 2023 and 2022 are as follows:

In millions of won	2023			2022
	Book value		Fair value	Book value	Fair value
Land	~~W~~	172,594	258,478	194,417	292,827
Buildings		12,933	13,437	13,869	15,626

	~~W~~	185,527	271,915	208,286	308,453

The Group determined the fair value of investment property on the transition date based on valuations conducted by an independent valuation firm that is independent of the Group. The valuation firm has appropriate qualifications and experience in the valuation of real estate in the Republic of Korea, and the valuation was conducted using a comparison method, which is a method of obtaining economic value based on the marketability of the property. The fair values of the investment properties as of the reporting date were determined in consideration of the fluctuation on the publicly announced individual land price after the KIFRS transition date (January 1, 2010).

(5)	All of the Group’s investment properties are held under freehold interests.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2023 and 2022

20.	Construction Contracts

(1)	Changes in total contract amount in which revenue is not yet recognized for each of the two years in the period ended December 31, 2023 are as follows:

In millions of won	2023
	Beginning balance		Increase (decrease) (*)	Recognized as revenue	Ending balance
Nuclear power plant construction in overseas and others	~~W~~	5,594,946	986,049	(785,395)	5,795,600

(*)

For the year ended December 31, 2023, the increased balance of contracts from new orders is ~~W~~1,029,165 million and the decreased balance of contracts due to changes in scope of construction work and foreign exchange impact is ~~W~~43,116 million.

In millions of won	2022
	Beginning balance		Increase (decrease) (*)	Recognized as revenue	Ending balance
Nuclear power plant construction in overseas and others	~~W~~	2,783,935	3,457,964	(646,953)	5,594,946

(*)

For the year ended December 31, 2022, the increased balance of contracts from new orders is ~~W~~3,578,599 million and the decreased balance of contracts due to changes in scope of construction work and foreign exchange impact is ~~W~~81,401 million.

(2)	Accumulated earned revenue, expense and others related to the Group’s construction contracts in progress as of December 31, 2023 and 2022 are as follows:

In millions of won	2023
	Accumulated earned revenue		Accumulated expense	Accumulated profit	Unearned advance receipts
Nuclear power plant construction in overseas and others	~~W~~	22,996,785	22,382,628	614,157	74,253

In millions of won	2022
	Accumulated earned revenue		Accumulated expense	Accumulated profit	Unearned advance receipts
Nuclear power plant construction in overseas and others	~~W~~	22,507,004	21,666,552	840,452	29,877

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2023 and 2022

20.	Construction Contracts, Continued

(3)	Gross amount due from customers recognized as contract assets and due to customers recognized as contract liabilities for contract work as of December 31, 2023 and 2022 are as follows:

In millions of won	2023			2022
	Contract assets (*1)		Contract liabilities (*2)	Contract assets (*1)	Contract liabilities (*2)
Nuclear power plant construction in overseas and others	~~W~~	183,204	270,789	118,983	120,952

(*1)	Included in trade and other receivables, net, in the consolidated statements of financial position.
(*2)

Included in non-financial liabilities as advance received in the consolidated statements of financial position. The revenue recognized on December 31, 2023 from the amounts included in contract liabilities at the end of the prior year is ~~W~~117,311 million.

(4)

The contracts with purchasers state that the disclosure of information related to UAE and Egypt Eldaba nuclear power plant construction projects such as rate of progress, unbilled construction, impairment losses, etc. is not allowed without consent from the purchasers. The purchasers did not agree to disclose such information. Accordingly, the Group did not disclose such information based on KIFRS 1115 129.2(2) as it is probable that the purchasers may file a lawsuit for breach of contract if the Group does so. Also, the Group reported to the audit committee that those items will not be disclosed in the notes to the consolidated financial statements.

	Contract date	Completion date
Egypt Eldaba nuclear power plant construction projects	August 25, 2022	April 8, 2029

(5)

Operating segments information related to the contracts for which the Group recognizes revenue based on the percentage-of-completion on a cost-based input method for the year ended December 31, 2023 are as follows:

In millions of won	2023
	Effect from changes in accounting estimates							Contract assets from construction contracts		Trade receivables from construction contracts
	Expected loss on construction contracts		Changes in estimates of contract revenue and costs	Amounts recognized in current profit or loss	Amounts recognized in future profit or loss	Changes in estimated total contract costs	Revenue recognized from performance obligations satisfied in previous periods	Gross	Allowance for doubtful accounts	Gross	Allowance for doubtful accounts
Transmission and distribution	~~W~~	—	(257,103)	(253,091)	(4,012)	236,795	—	119,130	—	—	—
Electric power generation (Nuclear)		—	33,565	326	33,239	22,684	—	—	—	—	—
Plant maintenance & engineering Service		2,733	2,279	3,618	(1,339)	22,624	9,367	64,075	5	101,180	5,626

	~~W~~	2,733	(221,259)	(249,147)	27,888	282,103	9,367	183,205	5	101,180	5,626

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2023 and 2022

21.	Intangible Assets other than Goodwill

(1)	Intangible assets as of December 31, 2023 and 2022 are as follows:

In millions of won	2023
	Acquisition cost		Government grants	Accumulated amortization	Accumulated impairment losses	Book value
Software	~~W~~	1,083,537	(413)	(885,677)	(19)	197,428
Copyrights, patents rights and other industrial rights		105,827	—	(73,158)	(9,178)	23,491
Mining rights		643,625	—	(57,549)	(553,911)	32,165
Development expenditures		966,530	(2,121)	(911,096)	—	53,313
Intangible assets under Development		94,916	(2,458)	—	(8,903)	83,555
Usage rights of donated assets and Others		592,739	—	(447,352)	(136)	145,251
Leasehold rights		28,185	—	(24,256)	—	3,929
Greenhouse gas emissions rights		107,086	—	—	—	107,086
Others		599,958	(322)	(199,865)	(12,005)	387,766

	~~W~~	4,222,403	(5,314)	(2,598,953)	(584,152)	1,033,984

In millions of won	2022
	Acquisition cost		Government grants	Accumulated amortization	Accumulated impairment losses	Book value
Software	~~W~~	1,002,040	(174)	(799,013)	(20)	202,833
Copyrights, patents rights and other industrial rights		104,559	—	(67,368)	(9,178)	28,013
Mining rights		625,845	—	(46,187)	(541,133)	38,525
Development expenditures		938,032	(3,477)	(883,527)	—	51,028
Intangible assets under Development		76,625	(2,108)	—	(8,903)	65,614
Usage rights of donated assets and Others		592,797	—	(435,518)	(136)	157,143
Leasehold rights		28,185	—	(23,297)	—	4,888
Greenhouse gas emissions rights		43,960	—	—	—	43,960
Others		551,396	(67)	(174,714)	(11,955)	364,660

	~~W~~	3,963,439	(5,826)	(2,429,624)	(571,325)	956,664

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2023 and 2022

21.	Intangible Assets other than Goodwill, Continued

(2)	Changes in intangible assets for each of the two years in the period ended December 31, 2023 are as follows:

In millions of won	2023
	Beginning balance		Acquisition	Disposal	Amortization	Impairment	Others	Ending balance
Software	~~W~~	203,007	12,837	(18)	(86,174)	—	68,189	197,841
(Government grants)		(174)	—	—	85	—	(324)	(413)
Copyrights, patents rights and other industrial rights		28,013	319	(70)	(4,918)	(180)	327	23,491
Mining rights		38,525	2,164	—	(10,289)	—	1,765	32,165
Development expenditures		54,505	—	—	(25,614)	—	26,543	55,434
(Government grants)		(3,477)	—	—	1,356	—	—	(2,121)
Intangible assets under development		67,722	51,282	—	—	—	(32,991)	86,013
(Government grants)		(2,108)	—	—	—	—	(350)	(2,458)
Usage rights of donated assets and others		157,143	—	—	(11,857)	—	(35)	145,251
Leasehold rights		4,888	—	—	(959)	—	—	3,929
Greenhouse gas emissions rights		43,960	8,577	(1)	(2)	—	54,552	107,086
Others		364,727	4,136	(119)	(24,895)	(103)	44,342	388,088
(Government grants)		(67)	—	—	93	—	(348)	(322)

	~~W~~	956,664	79,315	(208)	(163,174)	(283)	161,670	1,033,984

In millions of won	2022
	Beginning balance		Acquisition	Disposal	Amortization	Impairment	Others	Ending balance
Software	~~W~~	162,596	22,532	(57)	(84,649)	—	102,585	203,007
(Government grants)		(91)	—	—	60	—	(143)	(174)
Copyrights, patents rights and other industrial rights		35,187	270	(37)	(7,136)	—	(271)	28,013
Mining rights		41,902	2,395	—	(4,296)	—	(1,476)	38,525
Development expenditures		72,944	—	—	(24,238)	—	5,799	54,505
(Government grants)		(3,820)	—	—	1,466	—	(1,123)	(3,477)
Intangible assets under development		81,430	39,559	—	—	(14)	(53,253)	67,722
(Government grants)		(7,326)	—	—	—	—	5,218	(2,108)
Usage rights of donated assets and others		169,783	—	—	(11,394)	(150)	(1,096)	157,143
Leasehold rights		5,848	—	—	(960)	—	—	4,888
Greenhouse gas emissions rights		78,137	57,466	—	—	—	(91,643)	43,960
Others		407,558	4,073	(260)	(25,017)	—	(21,627)	364,727
(Government grants)		(71)	—	—	4	—	—	(67)

	~~W~~	1,044,077	126,295	(354)	(156,160)	(164)	(57,030)	956,664

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2023 and 2022

21.	Intangible Assets other than Goodwill, Continued

(3)	Significant specific intangible assets as of December 31, 2023 and 2022 are as follows:

In millions of won and thousands of Australian dollars

2023
Type	Description	Currency	Amount	Remaining useful lives
Software	S/4HANA ERP license	KRW	5,742	3 years 11 months
Copyrights, patents rights and other industrial rights	Contributions to APR NRC DC	KRW	16,697	4 years
Mining rights	Mining rights of Bylong mine	AUD	—	— (*)
Usage rights of donated assets and others	Sejong Haengbogdosi sharing charge	KRW	13,235	2 years and 11 months
	Right of use electricity and gas supply facility (Community district of Songdo)	KRW	6,853	6 years 6 months
Others	Occupancy and use of public waters	KRW	70,800	13 years and 1 month
	Greenhouse gas emissions rights	KRW	107,086	—
	Business rights	KRW	148,964	25 years and 11 months

(*)	The carrying amount of mining rights is nil, because KEPCO Australia Pty., Ltd. and KEPCO Bylong Australia Pty., Ltd. had recognized impairment losses in full.

In millions of won and thousands of Australian dollars

2022
Type	Description	Currency	Amount	Remaining useful lives
Software	ORACLE license for SDIS integrated DB	KRW	5,509	3 years and 4 months
Copyrights, patents rights and other industrial rights	Contributions to APR NRC DC	KRW	20,871	5 years
Mining rights	Mining rights of Bylong mine	AUD	—	— (*)
Usage rights of donated assets and others	Sejong Haengbogdosi sharing charge	KRW	17,772	3 years and 11 months
	Right of use electricity and gas supply facility (Community district of Songdo)	KRW	7,908	7 years and 6 months
Others	Occupancy and use of public waters	KRW	76,212	14 years and 1 month
	Greenhouse gas emissions rights	KRW	43,960	—
	Business rights	KRW	154,712	26 years and 11 months

(*)	The carrying amount of mining rights is nil, because KEPCO Australia Pty., Ltd. and KEPCO Bylong Australia Pty., Ltd. had recognized impairment losses in full.

(4)	For each of the two years in the period ended December 31, 2023, the Group recognized research and development expenses of ~~W~~717,561 million and ~~W~~727,810 million, respectively.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2023 and 2022

22.	Trade and Other Payables

Trade and other payables as of December 31, 2023 and 2022 are as follows:

In millions of won	2023			2022
	Current		Non-current	Current	Non-current
Trade payables	~~W~~	4,341,482	—	7,529,857	—
Non-trade payables		2,140,906	1,716,345	2,132,838	2,023,985
Accrued expenses		1,859,765	23,148	1,605,118	6,351
Leasehold deposits received		2,548	1,042	2,479	35
Other deposits received		127,933	33,723	97,408	47,863
Lease liabilities		612,765	3,195,115	614,037	3,549,106
Dividends payable		4,574	—	1,812	—
Others (*)		—	12,584	—	11,574

	~~W~~	9,089,973	4,981,957	11,983,549	5,638,914

(*)	Details of others as of December 31, 2023 and 2022 are as follows:

In millions of won	2023			2022
	Current		Non-current	Current	Non-current
Advance received from local governments	~~W~~	—	3,069	—	3,477
Others		—	9,515	—	8,097

	~~W~~	—	12,584	—	11,574

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2023 and 2022

23.	Borrowings and Debt Securities

(1)	Borrowings and debt securities as of December 31, 2023 and 2022 are as follows:

In millions of won	2023		2022
Current liabilities
Short-term borrowings	~~W~~	10,667,335	8,820,425
Current portion of long-term borrowings		5,780,638	3,638,202
Current portion of debt securities		24,681,439	10,205,395
Less: current portion of discount on long-term borrowings		(1,152)	(774)
Less: current portion of discount on debt securities		(7,176)	(4,246)
Add: current portion of premium on debt securities		263	—

		41,121,347	22,659,002

Non-current liabilities
Long-term borrowings		3,407,514	2,977,268
Debt securities		89,293,561	95,160,920
Less: discount on long-term borrowings		(14,683)	(14,945)
Less: discount on debt securities		(175,909)	(177,543)
Add: premium on debt securities		—	663

		92,510,483	97,946,363

	~~W~~	133,631,830	120,605,365

(2)	Repayment schedule of borrowings and debt securities as of December 31, 2023 and 2022 are as follows:

In millions of won
2023
Type	Borrowings		Debt Securities
Less than 1 year	~~W~~	16,447,973	24,681,439
1~ 5 years		1,649,696	64,342,617
More than 5 years		1,757,818	24,950,944

	~~W~~	19,855,487	113,975,000

In millions of won
2022
Type	Borrowings		Debt Securities
Less than 1 year	~~W~~	12,458,627	10,205,395
1~ 5 years		1,472,655	65,278,587
More than 5 years		1,504,613	29,882,333

	~~W~~	15,435,895	105,366,315

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2023 and 2022

23.	Borrowings and Debt Securities, Continued

(3)	Short-term borrowings as of December 31, 2023 and 2022 are as follows:

In millions of won and thousands of USD
2023
Type	Creditor	Interest rate (%)	Maturity	Foreign currency		Local currency
Local short-term borrowings	DB financial investment and others	4.00 ~ 4.84	2024.01.05 ~ 2024.12.31		—	~~W~~	6,180,339
Local short-term borrowings	Nonghyup Bank and others	3M CD + 0.98 ~ 1.12	2024.05.26 ~ 2024.11.20		—		4,300,000
Local short-term borrowings	Korea Development Bank	Standard overdraft rate + 1.06	2024.02.24				30,000
Local short-term borrowings	Export-Import Bank of Korea	3M bank debenture rate + 0.34	2024.12.27				50,000
Foreign short-term borrowings	Export-Import Bank of Korea	5.49	2024.09.27	USD	40,000		51,576
Foreign short-term borrowings	Kookmin Bank	SOFR(1M) + 0.95	2024.02.16	USD	40,000		51,576
Local bank overdraft	Woori Bank and others	Standard overdraft rate + 1.37 4.63 ~ 5.34	2024.01.05 ~ 2024.02.23		—		3,844

						~~W~~	10,667,335

In millions of won and thousands of USD
2022
Type	Creditor	Interest rate (%)	Maturity	Foreign currency		Local currency
Local short-term borrowings	DB financial investment and others	3.21~5.80	2023.01.02~2023.12.31		—	~~W~~	5,549,120
Local short-term borrowings	Nonghyup Bank and others	3M CD + 1.11~1.70	2023.05.25~2023.11.24		—		3,000,000
Local short-term borrowings	Shinhan Bank	6M bank debenture rate + 1.77	2023.11.17		—		50,000
Local short-term borrowings	Korea Development Bank	4.15	2023.01.06		—		3,400
Foreign short-term borrowings	Shinhan Bank	5.19	2023.02.28	USD	12,045		15,264
Foreign short-term borrowings	Shinhan Bank	SOFR(1M) + 0.65	2023.02.27	USD	40,000		50,692
Foreign short-term borrowings	Kookmin Bank and others	3.32~5.88	2023.01.09~2023.06.12	USD	91,796		116,333
Local bank overdraft	Woori Bank and others	Standard overdraft rate + 1.32 4.83	2023.01.06~2023.02.24		—		35,616

						~~W~~	8,820,425

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2023 and 2022

23.	Borrowings and Debt Securities, Continued

(4)	Long-term borrowings as of December 31, 2023 and 2022 are as follows:

In millions of won
2023
Type		Interest rate (%)	Maturity	Foreign currency	Local currency

Local long-term borrowings
Korea Development Bank	Others	0.50	2024~2044	—	~~W~~	1,758
	Facility	2.60~4.94	2025~2042	—		53,052
	Facility	CB rate+0.90	2029	—		9,985
	Operating funds	1yr KDB rate+0.91	2024	—		40,000
Hana Bank and others	Commercial Paper	3M CD+0.13~1.20	2024~2028	—		5,350,000
	Facility	4.60	2028	—		6,558
	Facility	3yr KTB rate-1.50	2028	—		3,156
Export-Import Bank of Korea	Project loans	1.00	2026	—		7,365
	Facility	1.32	2028	—		80,000
	Operating funds	3M bank debenture rate +0.66	2026			40,000
Korea Energy Agency	Development of power resources	3yr KTB rate-2.25 2.25	2024~2028	—		9,176
	Facility	3yr KTB rate-1.50	2024	—		163
	Project loans	—	2033	—		1,197
Shinhan Bank and others	Facility	CB rate+0.90~1.10	2028~2029	—		16,825
	Operating funds	6M bank debenture rate +0.93	2025			20,000
	Commercial Paper	3M CD+0.38	2025	—		150,000
	Others	3.95	2034	—		73,425
	Others	Standard overdraft rate+1.00	2034	—		73,425
Kookmin Bank	Facility	1yr bank debenture rate +0.78 3M CD+1.79 5.04~5.93	2025~2037	—		186,032
Woori Bank	Facility	3M CD+1.90 5.04~5.38	2034~2042	—		101,172
IBK	Facility	4.00~5.80	2042~2044			30,690
Nonghyup Bank	Facility	5.83~5.93	2030~2041			22,517
Others	Facility	3.50~6.80	2028~2042	—		735,722
	Facility	CB rate+1.10 1.75~3.30	2024~2041	—		51,509
	PF Refinancing	CB rate+1.25	2030	—		6,680
	PF Refinancing	4.10	2030	—		18,556
	Securitized debts (*)	3M CD+1.80	2024~2025	—		52,060
	Others	4.40~7.90	2025~2039	—		113,973
	Others	1.80~4.50	2031~2034	—		49,879

						7,304,875

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2023 and 2022

23.	Borrowings and Debt Securities, Continued

(4)	Long-term borrowings as of December 31, 2023 and 2022 are as follows, continued:

In millions of won and thousands of foreign currencies
2023
Type		Interest rate (%)	Maturity	Foreign currency		Local currency

Foreign long-term borrowings
Korea Energy Agency	Project loans	—	2026	USD	8,744	~~W~~	11,274
Export-Import Bank of Korea and others	Direct Loan and others	6M Libor+3.20	2036	USD	78,347		101,020
	Direct Loan and others	3M Libor+2.25~3.70	2027	JOD	62,385		113,390
	Facility	6M Synthetic Libor+1.70~2.50 SOFR(1M)+1.83	2029~2031	USD	120,916		155,909
Korea Development Bank and others	EBL	SOFR(1M)+0.86	2024	USD	142,049		183,157
POSCO and others	Shareholder’s loan	5.60~8.00	2025	USD	10,770		13,887
	Shareholder’s loan	8.00	2031	JOD	5,419		9,850
Samsung Life Insurance and others	Syndicated Loan	3.10~8.00	2032	JPY	4,350,671		39,707
Woori Bank and others	Syndicated Loan	JPY 6M Tibor+1.84	2032	JPY	2,399,088		21,896
Solar Construction Lendings, LLC	Facility	5.00	2025	USD	29,894		38,545
KiwoomSolar Power Professional Investor Private Placement Investment Trust V	Senior borrowing	3.90	2029	EUR	40,478		57,745
IFC and others	Facility	SOFR(3M)+1.99 SOFR(6M)+5.00 3M BSBY+1.70 6.05~6.62	2024~2031	USD	655,922		845,746
Hanwha US Solar Private Fund and others	Facility	6.00	2039	USD	60,674		78,233
DBS Bank and others	Facility	1M BBSY+1.40~2.25	2025	AUD	185,086		162,891
Nonghyup Bank and others	Facility	10.40	2039	USD	38,799		50,027

							1,883,277

							9,188,152
Less: discount on long-term borrowings							(15,835)
Less: current portion of long-term borrowings							(5,780,638)
Add: current portion of discount on long-term borrowings							1,152

						~~W~~	3,392,831

(*) The main reasons for early repayment of securitized debts as of December 31, 2023 are as follows:

Type	Details
Non-payment of proceeds	Where the consignor fails to pay the principal to the trustee
Guarantees for supplemental funding	Where the consignor fails to fulfill guarantees for supplemental funding
Additional trust obligation	Where the consignor fails to fulfill the additional trust obligation
Event of default	In case the event of default occurs under the ABL loan agreement

The Group is responsible for collateral obligations (fund supplementation) and liability guarantees for entrusted assets.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2023 and 2022

23.	Borrowings and Debt Securities, Continued

(4)	Long-term borrowings as of December 31, 2023 and 2022 are as follows, continued:

In millions of won
2022
Type		Interest rate (%)	Maturity	Foreign currency	Local currency

Local long-term borrowings
Korea Development Bank	Others	0.50	2023~2044	—	~~W~~	2,133
	Facility	2.50~4.60	2023~2028	—		28,420
	Facility	CB rate+0.90	2029	—		9,985
	Operating funds	1yr KDB rate +0.81~0.91	2023~2024	—		54,300
Hana Bank and others	Commercial Paper	3M CD+0.13~1.20	2023~2027	—		3,250,000
	Facility	4.60	2028	—		8,137
	Facility	3yr KTB rate-1.50	2028	—		3,821
Export-Import Bank of Korea	Project loans	1.50	2026	—		10,312
	Facility	1.32	2028	—		58,100
	Operating funds	1.78	2023	—		15,700
Korea Energy Agency	Development of power resources	3yr KTB rate-2.25 1.50~1.75	2023~2028	—		11,175
	Facility	3yr KTB rate-2.50	2023~2024	—		393
	Project loans	—	2023~2027	—		1,197
Shinhan Bank and others	Facility	CB rate+0.90~1.10	2028~2029	—		19,195
	Commercial Paper	3M CD+0.38	2025	—		150,000
	Others	3.95	2034	—		78,905
	Others	Standard overdraft rate+1.00	2034	—		78,905
Kookmin Bank	Facility	MOR+0.79 3M CD+1.79 5.04	2023~2035	—		105,155
	Others	4.00	2025	—		20,700
Woori Bank	Facility	3M Libor+1.90 5.04	2035~2042	—		48,823
Others	Facility	3.50~6.80	2028~2044	—		690,259
	Facility	CB rate+1.10 1.75~4.56	2024~2036	—		103,131
	PF Refinancing	CB rate+1.25	2030	—		7,634
	PF Refinancing	4.10	2030	—		21,206
	Securitized debts (*)	3M CD+1.80	2025	—		33,476
	Others	4.40~7.90	2023~2039	—		120,217
	Others	1.80~4.50	2031~2034	—		49,929

						4,981,208

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2023 and 2022

23.	Borrowings and Debt Securities, Continued

(4)	Long-term borrowings as of December 31, 2023 and 2022 are as follows, continued:

In millions of won and thousands of foreign currencies
2022
Type		Interest rate (%)	Maturity	Foreign currency		Local currency

Foreign long-term borrowings
Korea Energy Agency	Project loans	—	2026	USD	8,744		11,081
Export-Import Bank of Korea and others	Direct Loan and others	6M Libor+3.20	2036	USD	78,094		98,969
	Direct Loan and others	3M Libor+2.25~3.70	2027	JOD	91,051		162,692
	Facility	6M Libor+1.70~2.50 SOFR(1M)+1.83	2029~2032	USD	132,168		167,496
Kookmin Bank and others	EBL	SOFR(1M)+0.11~0.75	2024	USD	149,592		189,578
Riyad Bank	EBL	SOFR(3M)+1.20	2025	USD	49,870		63,201
POSCO and others	Shareholder’s loan	8.00	2025	USD	10,005		12,680
	Shareholder’s loan	8.00	2031	JOD	4,853		8,671
Samsung Life Insurance and others	Syndicated Loan	3.10~8.00	2032	JPY	4,752,934		45,304
Woori Bank and others	Syndicated Loan	JPY 6M Libor+1.84	2032	JPY	2,613,385		24,910
Solar Construction Lendings, LLC	Facility	5.00	2025	USD	31,140		39,464
KiwoomSolar Power Professional Investor Private Placement Investment Trust V	Senior borrowing	3.90	2029	EUR	40,531		54,765
IFC and others	Facility	6M Libor+5.00 SOFR(3M)+1.83~1.99 5.41~6.19	2028~2031	USD	408,408		517,575
Hanwha US Solar Private Fund and others	Facility	3.00	2038	USD	58,308		73,894
DBS Bank and others	Facility	1M BBSY+1.40~2.25	2025	AUD	190,860		163,836
Others	Others	—	—	USD	116		146

							1,634,262

							6,615,470
Less: discount on long-term borrowings							(15,719)
Less: current portion of long-term borrowings							(3,638,202)
Add: current portion of discount on long-term borrowings							774

						~~W~~	2,962,323

(*) The main reasons for early repayment of securitized debts as of December 31, 2022 are as follows:

Type	Details
Non-payment of proceeds	Where the consignor fails to pay the principal to the trustee
Guarantees for supplemental funding	Where the consignor fails to fulfill guarantees for supplemental funding
Additional trust obligation	Where the consignor fails to fulfill the additional trust obligation
Event of default	In case the event of default occurs under the ABL loan agreement

The Group is responsible for collateral obligations (fund supplementation) and liability guarantees for entrusted assets.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2023 and 2022

23.	Borrowings and Debt Securities, Continued

(5)	Local debt securities as of December 31, 2023 and 2022 are as follows:

In millions of won
	Issue date	Maturity	Interest rate (%)	2023		2022

Electricity Bonds	2012.03.27~2023.09.11	2024.01.08~2052.04.21	1.43~5.99	~~W~~	67,730,000	61,190,000

Corporate Bonds (*)	2009.10.16~2023.12.21	2024.01.12~2053.11.10	1.21~10.00		29,887,353	29,293,188

Corporate Bonds	2021.05.26~2023.12.28	2041.05.25~2043.09.15	2.00~3.78		41,578	11,578

					97,658,931	90,494,766

Less: discount on local debt securities					(54,826)	(56,924)

Less: current portion of local debt securities					(23,141,584)	(8,401,619)
Add: current portion of discount on local debt securities					4,712	2,344

				~~W~~	74,467,233	82,038,567

(*)

Among the corporate bonds, each holder of Hee Mang Sunlight Power Co., Ltd.’s private equity bonds, amounting to ~~W~~1,584 million, may exercise the early redemption rights on the 5th year (March 31, 2021) from the date of issuance of the bonds and every year on March 31 thereafter, until the year before the redemption date.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2023 and 2022

23.	Borrowings and Debt Securities, Continued

(6)	Foreign debt securities as of December 31, 2023 and 2022 are as follows:

In millions of won and thousands of foreign currencies
2023
Type	Issue date	Maturity	Interest rate (%)	Foreign currency		Local currency
FY-96	1996.04.01~1996.12.06	2026.12.01~2096.04.01	6.00~7.95	USD	278,701	~~W~~	359,357
FY-97	1997.01.31~1997.08.04	2027.02.01~2027.08.01	6.75~7.00	USD	314,717		405,796
FY-04	2004.04.23	2034.04.23	5.13	USD	286,920		369,955
FY-14	2014.07.30	2029.07.30	3.57	USD	100,000		128,940
FY-15	2015.06.15	2025.06.15	3.25	USD	300,000		386,820
FY-17	2017.07.25	2027.07.25	3.13	USD	300,000		386,820
FY-17	2017.10.30	2037.10.30	1.70	EUR	40,000		57,064
FY-17	2017.11.16	2037.11.16	2.36	SEK	450,000		58,050
FY-18	2018.03.13	2028.03.13	3.35	HKD	1,650,000		272,349
FY-19	2019.02.27	2024.02.27	0.13	CHF	200,000		305,364
FY-19	2019.06.24	2024.06.24	2.50	USD	500,000		644,700
FY-19	2019.07.19	2024.07.19~2027.07.19	0.00~0.05	CHF	300,000		458,046
FY-19	2019.10.30	2024.10.30	3M BBSW+0.97	AUD	300,000		264,024
FY-19	2019.12.19	2037.12.31	3.30~5.70	USD	342,753		441,946
FY-20	2020.02.03	2025.02.03	2.13	USD	300,000		386,820
FY-20	2020.05.06	2025.05.06	1.75	USD	500,000		644,700
FY-20	2020.06.15	2025.06.15	1.13	USD	500,000		644,700
FY-20	2020.08.03	2026.02.03	1.00	USD	300,000		386,820
FY-21	2021.01.27	2026.01.27	0.75	USD	450,000		580,230
FY-21	2021.04.27	2026.04.27	1.25	USD	500,000		644,700
FY-21	2021.08.09	2026.08.09	1.25	USD	300,000		386,820
FY-21	2021.09.24	2026.09.24	1.13	USD	300,000		386,820
FY-22	2022.04.21	2027.04.21	3.63	USD	300,000		386,820
FY-22	2022.05.06	2025.05.06	3.60	USD	500,000		644,700
FY-22	2022.06.14	2025.06.14~2027.06.14	3.63~4.00	USD	800,000		1,031,520
FY-22	2022.06.28	2025.06.28	4.13	USD	300,000		386,820
FY-22	2022.07.27	2027.07.27	4.25	USD	700,000		902,580
FY-22	2022.10.06	2026.04.06~2028.04.06	5.38~5.50	USD	800,000		1,031,520
FY-22	2022.10.06~2022.11.01	2032.10.06	5.16	HKD	2,350,000		387,891
FY-23	2023.06.07	2030.06.07	4.51	HKD	1,037,000		171,167
FY-23	2023.07.12	2028.07.12	4.88	USD	350,000		451,290
FY-23	2023.07.18	2028.07.18	5.00	USD	500,000		644,700
FY-23	2023.07.31	2026.07.31	5.38	USD	1,000,000		1,289,400
FY-23	2023.09.21	2026.09.21	5.38	USD	300,000		386,820

							16,316,069
Less: discount on foreign debt securities							(128,259)
Add: addition on foreign debt securities							263
Less: current portion of foreign debt securities							(1,539,855)
Add: current portion of discount on foreign debt securities							2,464
Less: current portion of addition on foreign debt securities							(263)

						~~W~~	14,650,419

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2023 and 2022

23.	Borrowings and Debt Securities, Continued

(6)	Foreign debt securities as of December 31, 2023 and 2022 are as follows, continued:

In millions of won and thousands of foreign currencies
2022
Type	Issue date	Maturity	Interest rate (%)	Foreign currency		Local currency
FY-96	1996.04.01~1996.12.06	2026.12.01~2096.04.01	6.00~7.95	USD	278,701	~~W~~	353,198
FY-97	1997.01.31~1997.08.04	2027.02.01~2027.08.01	6.75~7.00	USD	314,717		398,841
FY-04	2004.04.23	2034.04.23	5.13	USD	286,920		363,614
FY-14	2014.07.30	2029.07.30	3.57	USD	100,000		126,730
FY-15	2015.06.15	2025.06.15	3.25	USD	300,000		380,190
FY-17	2017.07.25	2027.07.25	3.13	USD	300,000		380,190
FY-17	2017.10.30	2037.10.30	1.70	EUR	40,000		54,048
FY-17	2017.11.16	2037.11.16	2.36	SEK	450,000		54,527
FY-18	2018.03.13	2028.03.13	3.35	HKD	1,650,000		268,208
FY-18	2018.06.07~2018.07.25	2023.06.07~2023.07.25	3.75~3.88	USD	1,400,000		1,774,220
FY-19	2019.02.27	2024.02.27	0.13	CHF	200,000		274,574
FY-19	2019.06.24	2024.06.24	2.50	USD	500,000		633,650
FY-19	2019.07.19	2024.07.19~2027.07.19	0.00~0.05	CHF	300,000		411,861
FY-19	2019.10.30	2024.10.30	3M BBSW+0.97	AUD	300,000		257,523
FY-19	2019.12.19	2037.12.31	3.30~5.70	USD	360,899		457,368
FY-20	2020.02.03	2025.02.03	2.13	USD	300,000		380,190
FY-20	2020.05.06	2025.05.06	1.75	USD	500,000		633,650
FY-20	2020.06.15	2025.06.15	1.13	USD	500,000		633,650
FY-20	2020.08.03	2026.02.03	1.00	USD	300,000		380,190
FY-21	2021.01.27	2026.01.27	0.75	USD	450,000		570,285
FY-21	2021.04.27	2026.04.27	1.25	USD	500,000		633,650
FY-21	2021.08.09	2026.08.09	1.25	USD	300,000		380,190
FY-21	2021.09.24	2026.09.24	1.13	USD	300,000		380,190
FY-22	2022.04.21	2027.04.21	3.63	USD	300,000		380,190
FY-22	2022.05.06	2025.05.06	3.60	USD	500,000		633,650
FY-22	2022.06.14	2025.06.14~2027.06.14	3.63~4.00	USD	800,000		1,013,840
FY-22	2022.06.28	2025.06.28	4.13	USD	300,000		380,190
FY-22	2022.07.27	2027.07.27	4.25	USD	700,000		887,110
FY-22	2022.10.06	2026.04.06~2028.04.06	5.38~5.50	USD	800,000		1,013,840
FY-22	2022.10.06~2022.11.01	2032.10.06	5.16	HKD	2,350,000		381,992

							14,871,549
Less: discount on foreign debt securities							(124,865)
Add: premium on foreign debt securities							663
Less: current portion of foreign debt securities							(1,803,776)
Add: current portion of discount on foreign debt securities							1,902

						~~W~~	12,945,473

(7)	Changes in borrowings and debt securities for each of the two years in the period ended December 31, 2023 are as follows:

In millions of won	2023		2022
Beginning balance	~~W~~	120,605,365	80,529,513
Cash flow		12,692,924	39,193,816
Effect of exchange rate fluctuations		335,353	906,877
Others		(1,812)	(24,841)

Ending balance	~~W~~	133,631,830	120,605,365

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2023 and 2022

24.	Lease

1)	Group as a lessee

(1)	Finance lease contracts

The Group applies the short-term leases recognition exemption to its lease contracts that have a lease term of 12 months or less from the commencement date, and recognized ~~W~~172,711 million and ~~W~~235,473 million respectively, as expense for each of the two years in the period ended December 31, 2023. The Group also applies the leases of low-value assets recognition exemption to leases contracts with underlying assets considered to be low value (i.e., approximately less than ~~W~~5 million), and recognized ~~W~~4,659 million and ~~W~~3,147 million respectively, as expense for each of the two years in the period ended December 31, 2023. The Group has lease contracts for various items such as consecutive voyage charter contracts, power purchase agreements (PPA), real estate lease contracts including buildings, switchyard, and land for electric substation, vehicles, and other equipment.

(2)	Right-of-use assets as of December 31, 2023 and 2022 are as follows:

In millions of won	2023
	Acquisition cost		Accumulated depreciation	Book value
Land	~~W~~	937,481	(281,621)	655,860
Buildings		188,017	(97,444)	90,573
Structures		46,573	(9,217)	37,356
Machinery		26,453	(20,510)	5,943
Ships		4,137,168	(1,823,863)	2,313,305
Vehicles		59,208	(33,717)	25,491
Others (*)		646,894	(411,679)	235,215

	~~W~~	6,041,794	(2,678,051)	3,363,743

(*)	Including a power purchase agreement (“PPA”) with CGN Yulchon Generation Co., Ltd.

In millions of won	2022
	Acquisition cost		Accumulated depreciation	Book value
Land	~~W~~	886,076	(224,277)	661,799
Buildings		135,290	(60,434)	74,856
Structures		30,879	(6,914)	23,965
Machinery		1,737	(902)	835
Ships		4,151,460	(1,554,597)	2,596,863
Vehicles		35,712	(20,996)	14,716
Others (*)		751,570	(413,479)	338,091

	~~W~~	5,992,724	(2,281,599)	3,711,125

(*)	Including a power purchase agreement (“PPA”) with CGN Yulchon Generation Co., Ltd.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2023 and 2022

24.	Lease, Continued

(3)	Changes in right-of-use assets for each of the two years in the period ended December 31, 2023 are as follows:

In millions of won	2023
	Beginning balance		Increase	Depreciation	Decrease	Others	Ending balance
Land	~~W~~	661,799	2,696	(57,461)	(126)	48,952	655,860
Buildings		74,856	24,622	(32,591)	(904)	24,590	90,573
Structures		23,965	49	(2,471)	(273)	16,086	37,356
Machinery		835	—	(94)	—	5,202	5,943
Ships		2,596,863	199,538	(382,298)	—	(100,798)	2,313,305
Vehicles		14,716	21,097	(10,464)	(1,008)	1,150	25,491
Others		338,091	13,860	(51,138)	(302)	(65,296)	235,215

	~~W~~	3,711,125	261,862	(536,517)	(2,613)	(70,114)	3,363,743

In millions of won	2022
	Beginning balance		Increase	Depreciation	Decrease	Others	Ending balance
Land	~~W~~	652,795	63,654	(41,260)	—	(13,390)	661,799
Buildings		62,884	42,399	(30,243)	(1,042)	858	74,856
Structures		21,148	4,256	(1,758)	—	319	23,965
Machinery		565	429	(159)	—	—	835
Ships		3,029,219	—	(393,677)	—	(38,679)	2,596,863
Vehicles		13,618	13,475	(8,673)	(962)	(2,742)	14,716
Others		279,168	72,803	(33,298)	(834)	20,252	338,091

	~~W~~	4,059,397	197,016	(509,068)	(2,838)	(33,382)	3,711,125

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2023 and 2022

24.	Lease, Continued

(4)	Lease liabilities as of December 31, 2023 and 2022 are as follows:

In millions of won	2023		2022
Less than 1 year	~~W~~	641,525	639,756
1 ~ 5 years		1,898,846	2,047,584
More than 5 years		1,694,729	1,925,012

		4,235,100	4,612,352
Less: discount		(427,220)	(449,209)

Present value of lease payment	~~W~~	3,807,880	4,163,143

(5)	The details of the liquidity classification of lease liabilities as of December 31, 2023 and 2022 are as follows:

In millions of won	2023		2022
Current lease liabilities	~~W~~	612,765	614,037
Non-current lease liabilities		3,195,115	3,549,106

	~~W~~	3,807,880	4,163,143

(6)	Changes in lease liabilities for each of the two years in the period ended December 31, 2023 are as follows:

In millions of won	2023
	Beginning balance		Increase	Decrease	Interest expenses	Others (*)	Ending balance
Lease liabilities	~~W~~	4,163,143	253,495	(661,665)	87,426	(34,519)	3,807,880

(*)	Including translation effect of foreign currency lease liabilities and others.

In millions of won	2022
	Beginning balance		Increase	Decrease	Interest expenses	Others (*)	Ending balance
Lease liabilities	~~W~~	4,410,503	109,019	(654,236)	91,590	206,267	4,163,143

(*)	Including translation effect of foreign currency lease liabilities and others.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2023 and 2022

24.	Lease, Continued

(7)	Details of expense relating to lease contracts as lessee for each of the two years in the period ended December 31, 2023 are as follows:

In millions of won	2023		2022
Depreciation of right-of-use assets	~~W~~	536,517	509,068
Interest expenses of lease liabilities		87,426	91,590
Leases expenses for short-term leases		172,711	235,473
Leases expenses for leases of low-value assets		4,659	3,147
Variable lease payments		62,006	112,158

	~~W~~	863,319	951,436

(8)

The total cash outflow related to the lease contracts, including cash outflows due to short-term leases and leases of low-value asset, amounts to ~~W~~901,041 million and ~~W~~1,005,014 million, for each of the two years in the period ended December 31, 2023, respectively.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2023 and 2022

24.	Lease, Continued

2)	Group as a lessor

(1)	Finance lease contracts

The Group entered into power purchase agreements (“PPA”) with Jordan Electric Power Company to provide a 373MW level Qatrana gas combined power plant over a 25-year lease term, and an 89.1MW level Fujeij wind power plant over a 20-year lease term. In addition, the Group provides 21 energy storage system installation projects and 151 energy efficiency contracts as finance leases with a lease term of 2 to 11 years. Also, the Group entered into a PPA with the Comission Federal de Electricidad in Mexico to provide for 25 years (from December 2013 to November 2038) all electricity generated from the power plant after completion of its construction and collect rates consisting of fixed costs (to recover the capital) and variable costs during the contracted period.

(2)	Profit and loss related to finance lease for each of the two years in the period ended December 31, 2023 are as follows:

In millions of won	2023		2022
Finance income on the net investment in the lease	~~W~~	118,695	122,355

(3)	Maturity analysis of the lease payments receivable and reconciliation of the undiscounted lease payments to the net investment in the lease as of December 31, 2023 and 2022 are as follows:

In millions of won	2023		2022
Less than 1 year	~~W~~	189,779	181,930
1 ~ 2 years		182,743	169,693
2 ~ 3 years		179,428	166,787
3 ~ 4 years		178,074	166,196
4 ~ 5 years		168,221	166,965
More than 5 years		1,408,350	1,527,093

		2,306,595	2,378,664
Less: unearned finance income		(1,057,434)	(1,139,274)

Net investment in the lease (*)	~~W~~	1,249,161	1,239,390

(*)	Including the present value of unguaranteed residual value amounting to ~~W~~25,521 million and ~~W~~22,910 million, as of December 31, 2023 and 2022, respectively.

The implicit interest rate for a lease term is determined on the lease contract date. The implicit interest rate of the finance lease contracts is from 0.00% up to 17.03% per year as of December 31, 2023. (prior year : 0.00%~17.08%)

(4)	Changes in the allowance for doubtful accounts of finance lease receivables for each of the two years in the period ended December 31, 2023 are as follows:

In millions of won	2023		2022
Beginning balance	~~W~~	4,505	768
Bad debt expense		751	3,737
Reversal		—	—

Ending balance	~~W~~	5,256	4,505

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2023 and 2022

25.	Employment Benefits

(1)	Employment benefit obligations as of December 31, 2023 and 2022 are as follows:

In millions of won	2023		2022
Net defined benefit asset	~~W~~	70,187	198,626
Net defined benefit obligations		1,033,409	825,927
Other long-term employee benefit obligations		1,911	2,794

(2)	Principal assumptions used for actuarial valuation as of December 31, 2023 and 2022 are as follows:

	2023	2022
Discount rate	4.06% ~ 5.44%	5.16%~5.19%
Future salary and benefit levels	4.82%	4.55%
Weighted average duration	9.52 years	8.84 years

(3)	Details of expense relating to defined benefit plans for each of the two years in the period ended December 31, 2023 are as follows:

In millions of won	2023		2022
Current service cost	~~W~~	373,802	496,722
Interest cost		190,257	116,256
Expected return on plan assets		(163,074)	(73,484)
Past service cost		—	125

	~~W~~	400,985	539,619

Expenses described above are recognized in those items below in the consolidated financial statements.

In millions of won	2023		2022
Cost of sales	~~W~~	285,209	404,243
Selling and administrative expenses		73,521	81,457
Others including construction-in-progress		42,255	53,919

	~~W~~	400,985	539,619

In addition, for each of the two years in the period ended December 31, 2023, benefit expenses which the Group paid for the defined contribution plan in accordance with ratio defined in the Group’s retirement benefit plan are classified as follows: ~~W~~85,560 million and ~~W~~101,369 million as cost of sales; ~~W~~16,012 million and ~~W~~28,301 million as selling and administrative expenses; and ~~W~~15,639 million and ~~W~~14,827 million as construction-in-progress and others.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2023 and 2022

25.	Employment Benefits, Continued

(4)	Details of defined benefit obligations as of December 31, 2023 and 2022 are as follows:

In millions of won	2023		2022
Present value of defined benefit obligation from funded plans	~~W~~	4,312,702	3,776,715
Fair value of plan assets		(3,349,480)	(3,149,414)

Net liabilities incurred from defined benefit plans	~~W~~	963,222	627,301

(5)	Changes in the present value of defined benefit obligations for each of the two years in the period ended December 31, 2023 are as follows:

In millions of won	2023		2022
Beginning balance	~~W~~	3,776,715	4,564,417
Current service cost		373,802	496,722
Interest cost		190,257	116,256
Remeasurement component		409,635	(1,012,727)
Past service cost		—	125
Actual payments		(437,734)	(388,105)
Others		27	27

Ending balance	~~W~~	4,312,702	3,776,715

(6)	Changes in the fair value of plan assets for each of the two years in the period ended December 31, 2023 are as follows:

In millions of won	2023		2022
Beginning balance	~~W~~	3,149,414	2,909,547
Expected return		163,074	73,484
Remeasurement component		4,777	(11,609)
Contributions by the employers		188,566	347,778
Actual payments		(156,351)	(169,786)

Ending balance	~~W~~	3,349,480	3,149,414

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2023 and 2022

25.	Employment Benefits, Continued

(7)	Details of the fair value of plan assets as of December 31, 2023 and 2022 are as follows:

In millions of won	2023		2022
Equity instruments	~~W~~	5,326	171,301
Debt instruments		697,907	854,640
Bank deposits		611,821	590,103
Others (*)		2,034,426	1,533,370

	~~W~~	3,349,480	3,149,414

(*)	‘Others’ consist of various financial assets managed by external asset management companies.

For each of the two years in the period ended December 31, 2023, actual returns on plan assets amounted to ~~W~~167,851 million and ~~W~~61,875 million, respectively.

(8)	Remeasurement component recognized in other comprehensive income (loss) for for each of the two years in the period ended December 31, 2023, are as follows:

In millions of won	2023		2022
Actuarial gain from changes in financial assumptions	~~W~~	429,810	(967,366)
Experience adjustments, etc.		(20,175)	(45,361)
Expected loss (return)		(4,777)	11,609

	~~W~~	404,858	(1,001,118)

Remeasurement component recognized as other comprehensive income or loss is included in retained earnings.

In addition, gain on accumulated remeasurement component amounting to ~~W~~29,229 million and gain on accumulated remeasurement component amounting to ~~W~~614,805 million have been recognized as other comprehensive income or loss as of December 31, 2023 and 2022, respectively.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2023 and 2022

26.	Provisions

(1)	Provisions as of December 31, 2023 and 2022 are as follows:

In millions of won	2023			2022
	Current		Non-current	Current	Non-current
Employment benefits
Provisions for employment benefits	~~W~~	999,691	—	1,045,058	—
Litigation
Litigation provisions		5,299	171,719	26,974	154,205
Decommissioning cost
Nuclear plants		81,684	21,565,203	—	23,035,427
Spent fuel		940,585	1,985,149	415,890	1,011,028
Radioactive waste		67,572	1,840,513	94,158	1,895,849
PCBs		—	57,944	—	88,359
Other recovery provisions		—	36,082	—	32,770
Others
Power plant regional support program		130,034	—	144,504	—
Transmission regional support program		256,006	—	239,235	—
Provisions for financial guarantee		25,534	24,458	22,895	44,345
Provisions for RPS		36,074	—	24,339	—
Provisions for greenhouse gas emissions obligations		18,672	—	298,876	—
Others		92,974	199,976	115,122	102,659

	~~W~~	2,654,125	25,881,044	2,427,051	26,364,642

(2)	Changes in provisions for each of the two years in the period ended December 31, 2023 are as follows:

In millions of won	2023
	Beginning balance		Increase in provision	Payment	Reversal	Others	Ending balance
Employment benefits
Provisions for employment benefits	~~W~~	1,045,058	834,102	(877,933)	(1,536)	—	999,691
Litigation
Litigation provisions		181,179	151,189	(67,478)	(87,872)	—	177,018
Decommissioning cost
Nuclear plants		23,035,427	572,379	(62,035)	(1,898,935)	51	21,646,887
Spent fuel		1,426,918	1,877,827	(379,011)	—	—	2,925,734
Radioactive waste		1,990,007	89,054	(86,823)	(84,153)	—	1,908,085
PCBs		88,359	1,699	(17,100)	(15,014)	—	57,944
Other recovery provisions		32,770	1,319	(432)	—	2,425	36,082
Others
Power plant regional support program		144,504	51,814	(66,284)	—	—	130,034
Transmission regional support program		239,235	177,520	(160,749)	—	—	256,006
Provisions for financial guarantee		67,240	10,215	(25,174)	(2,251)	(38)	49,992
Provisions for RPS		24,339	620,855	(609,120)	—	—	36,074
Provisions for greenhouse gas emissions obligations		298,876	77,207	(298,859)	(58,552)	—	18,672
Others		217,781	181,756	(101,601)	(3,816)	(1,170)	292,950

	~~W~~	28,791,693	4,646,936	(2,752,599)	(2,152,129)	1,268	28,535,169

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2023 and 2022

26.	Provisions, Continued

(2)	Changes in provisions for each of the two years in the period ended December 31, 2023 are as follows, continued:

In millions of won	2022
	Beginning balance		Increase in provision	Payment	Reversal	Others	Ending balance
Employment benefits
Provisions for employment benefits	~~W~~	1,048,939	997,281	(1,001,283)	—	121	1,045,058
Litigation
Litigation provisions		114,718	112,797	(39,633)	(6,360)	(343)	181,179
Decommissioning cost
Nuclear plants		19,461,461	3,630,830	(56,813)	—	(51)	23,035,427
Spent fuel		1,350,662	493,943	(417,687)	—	—	1,426,918
Radioactive waste		1,832,535	221,629	(64,157)	—	—	1,990,007
PCBs		103,665	1,949	(17,156)	(99)	—	88,359
Other recovery provisions		30,231	2,093	(165)	(751)	1,362	32,770
Others
Power plant regional support program		146,588	52,470	(54,554)	—	—	144,504
Transmission regional support program		250,288	176,424	(187,477)	—	—	239,235
Provisions for financial guarantee		80,841	4,738	(17,789)	—	(550)	67,240
Provisions for RPS		—	587,586	(556,993)	(6,254)	—	24,339
Provisions for greenhouse gas emissions obligations		655,544	387,299	(590,172)	(33,596)	(120,199)	298,876
Others		271,828	4,447	(39,566)	(19,853)	925	217,781

	~~W~~	25,347,300	6,673,486	(3,043,445)	(66,913)	(118,735)	28,791,693

(3)	Greenhouse gas emissions rights and obligations:

(i)	Allowances received free of charge from the government for each planned period as of December 31, 2023 are as follows:

In ten thousands of tons(tCO2-eq)	3rd planned period
	2021	2022	2023	2024	2025	Total
Allowances received free of charge from the government	—	14,696	14,776	10,603	10,603	50,678

(ii)	Changes in greenhouse gas emissions rights for each of the two years in the period ended December 31, 2023 are as follows:

In ten thousands tons(tCO2-eq), millions of Won
	2023
	3rd planned period
	2022		2023		2024		2025		Total
	Quantity	Amount	Quantity	Amount	Quantity	Amount	Quantity	Amount	Quantity	Amount
Beginning (*)	14,704	192,005	14,204	18,785	8,088	12,884	8,065	12,292	45,061	235,966
Purcahse (Sell)	1,315	135,040	707	67,506	73	14,839	—	—	2,095	217,385
Government Submission	(15,972)	(302,918)	(484)	(39,837)	—	—	—	—	(16,456)	(342,755)
Carry Forward (Borrowing)	(45)	(24,127)	(231)	(28,266)	568	79,430	—	—	292	27,037
Reclassificaion	(2)	—	—	6,940	—	(7,185)	—	(5,419)	(2)	(5,664)

Ending	—	—	14,196	25,128	8,729	99,968	8,065	6,873	30,990	131,969

(*)	Changes such as additional allowances or cancellation of allowances are reflected.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2023 and 2022

26.	Provisions, Continued

(3)	Greenhouse gas emissions rights and obligations, continued:

(ii)	Changes in greenhouse gas emissions rights for each of the two years in the period ended December 31, 2023 are as follows, continued:

In ten thousands tons(tCO2-eq), millions of Won
	2022
	3rd planned period
	2021		2022		2023		2024		2025		Total
	Quantity	Amount	Quantity	Amount	Quantity	Amount	Quantity	Amount	Quantity	Amount	Quantity	Amount
Beginning (*)	16,433	524,658	14,942	62,735	11,166	8,529	3,671	—	3,696	6,873	49,908	602,795
Purchase (Sell)	1,191	267,433	1,343	272,824	32	6,315	35	7,185	—	—	2,601	553,757
Submission government	(17,602)	(580,807)	(838)	(173,145)	—	245	—	—	—	—	(18,440)	(753,707)
Carry Forward (Borrowing)	(22)	(3,298)	286	45,847	48	12,225	22	5,699	—	—	334	60,473
Others	—	(207,986)	—	(16,256)	—	(8,529)	—	—	—	5,419	—	(227,352)

Ending	—	—	15,733	192,005	11,246	18,785	3,728	12,884	3,696	12,292	34,403	235,966

(*)	Changes such as additional allowances or cancellation of allowances are reflected.

(iii)	The Group does not have greenhouse gas emissions rights pledged as collateral as of December 31, 2023.

(iv)	The Group does not hold any greenhouse gas emissions rights prepared for generating a profit from short-term fluctuations in price as of December 31, 2023.

(v)	Estimated greenhouse gas emission of the Group for the year ended December 31, 2023 is 14,941 ten thousand tons.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2023 and 2022

27.	Government Grants

(1)	Government grants as of December 31, 2023 and 2022 are as follows:

In millions of won	2023		2022
Land	~~W~~	(27,404)	(27,405)
Buildings		(46,227)	(50,437)
Structures		(157,881)	(165,608)
Machinery		(119,824)	(127,126)
Vehicles		(2,837)	(2,045)
Equipment		(5,932)	(6,608)
Tools		(62)	(99)
Construction-in-progress		(173,474)	(135,926)
Investment properties		(22)	(21)
Software		(413)	(174)
Development expenditures		(2,121)	(3,477)
Intangible assets under development		(2,458)	(2,108)
Other intangible assets		(322)	(67)

	~~W~~	(538,977)	(521,101)

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2023 and 2022

27.	Government Grants, Continued

(2)	Changes in government grants for each of the two years in the period ended December 31, 2023 are as follows:

In millions of won	2023
	Beginning balance		Receipt	Acquisition	Offset the items of depreciation expense and others	Disposal	Others	Ending balance
Cash	~~W~~	—	(57,207)	—	—	—	57,207	—
Land		(27,405)	—	—	—	1	—	(27,404)
Buildings		(50,437)	—	—	5,070	—	(860)	(46,227)
Structures		(165,608)	—	—	9,562	1,611	(3,446)	(157,881)
Machinery		(127,126)	—	—	17,413	1,230	(11,341)	(119,824)
Vehicles		(2,045)	—	—	960	—	(1,752)	(2,837)
Equipment		(6,608)	—	—	2,011	—	(1,335)	(5,932)
Tools		(99)	—	—	38	—	(1)	(62)
Construction-in-progress		(135,926)	—	5,544	—	—	(43,092)	(173,474)
Investment properties		(21)	—	—	1	—	(2)	(22)
Software		(174)	—	—	85	—	(324)	(413)
Development expenditures		(3,477)	—	—	1,356	—	—	(2,121)
Intangible assets under development		(2,108)	—	—	—	—	(350)	(2,458)
Other intangible assets		(67)	—	—	93	—	(348)	(322)

	~~W~~	(521,101)	(57,207)	5,544	36,589	2,842	(5,644)	(538,977)

In millions of won	2022
	Beginning balance		Receipt	Acquisition	Offset the items of depreciation expense and others	Disposal	Others	Ending balance
Cash	~~W~~	—	(50,755)	—	—	—	50,755	—
Land		(23,474)	—	—	—	1	(3,932)	(27,405)
Buildings		(52,122)	—	—	5,360	—	(3,675)	(50,437)
Structures		(172,021)	—	—	9,568	1,250	(4,405)	(165,608)
Machinery		(140,082)	—	—	17,283	405	(4,732)	(127,126)
Vehicles		(1,675)	—	—	663	—	(1,033)	(2,045)
Equipment		(149)	—	—	494	—	(6,953)	(6,608)
Tools		(64)	—	—	32	—	(67)	(99)
Construction-in-progress		(111,822)	—	23,155	—	17	(47,276)	(135,926)
Investment properties		(30)	—	—	1	—	8	(21)
Software		(91)	—	—	60	—	(143)	(174)
Development expenditures		(3,820)	—	—	1,466	—	(1,123)	(3,477)
Intangible assets under development		(7,326)	—	—	—	—	5,218	(2,108)
Other intangible assets		(71)	—	—	4	—	—	(67)

	~~W~~	(512,747)	(50,755)	23,155	34,931	1,673	(17,358)	(521,101)

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2023 and 2022

27.	Government Grants, Continued

(3)	Changes in government grants for specific business projects for each of the two years in the period ended December 31, 2023 are as follows:

In millions of Won					2023
	Business				Beginning						Ending
Department	Name	Description	Period	Budget	Balance	Received	Interest	Used	Return	Others	Balance
Ministry of Trade, Industry and Energy	Temporary electricity bill support for small business owners	Temporary electricity bill support for small business owners	2021.04.01 ~ 2022.06.30	211,235	1,120	—	—	(51)	—	—	1,069
Ministry of Trade, Industry and Energy	Construction of the Integrated Control System for Renewable Energy in Transmission Area	Construction of the Integrated Control System for Renewable Energy in Transmission Area	2021.01.01 ~ 2022.08.31	940	—	798	—	(798)	—		—
Ministry of Trade, Industry and Energy	2023 Electricity supply business in rural areas (New Electricity Supply Construction Fees)	Electricity supply business in rural areas ((New Electricity Supply Construction Fees)	2023.01.01 ~ 2024.01.31	2	—	35	—	(35)	—	—	—
Ministry of Trade, Industry and Energy	2023 Electricity supply business in rural areas (Reservation of Financial Loans)	Electricity supply business in rural areas (Reservation of Financial Loans)	2023.01.01 ~ 2024.01.31	166	—	166	—	(166)	—	—	—
Ministry of Trade, Industry and Energy	2023 Electricity supply business in rural areas (Support for operational deficits of electricity providers)	Electricity supply business in rural areas (Support for operational deficits of electricity providers)	2023.01.01 ~ 2024.01.31	158,275	—	149,259	—	(149,259)	—	—	—
Ministry of Trade, Industry and Energy	2023 Electricity supply business in rural areas (Technical support for local governments and residents)	Electricity supply business in rural areas (Technical support for local governments and residents)	2023.01.01 ~ 2024.01.31	1,176	—	1,862	—	(1,862)	—	—	—
Ministry of Trade, Industry and Energy	2023 Electricity supply business in rural areas (Support for Losses in Local Government Operations)	Electricity supply business in rural areas (Support for Losses in Local Government Operations)	2023.01.01 ~ 2024.01.31	12,036	—	8,619	—	(8,619)	—	—	—
Ministry of Trade, Industry and Energy	2023 Establishment of eco-friendly microgrid in island areas	Establishment of eco-friendly microgrid in island areas	2023.01.01 ~ 2024.01.31	3,871	—	26,091	—	(26,091)	—	—	—
Ministry of Trade, Industry and Energy	2023 Operating expenses for regional projects around the power plant	Operating expenses for regional projects around the power plant	2023.01.01 ~ 2023.12.31	361	—	51	—	(51)	—	—	—
Ministry of Trade, Industry and Energy	2023 Renewable Energy Generation Difference Support	Renewable Energy Generation Difference Support	2023.01.01 ~ 2023.12.31	78,311	—	69,599	—	(69,599)	—	—	—
Ministry of Trade, Industry and Energy	Energy Cashback	Energy Cashback	2023.07.01 ~ 2023.12.31	2,560	—	2,560	—	(2,560)	—	—	—
Ministry of Trade, Industry and Energy	Safety inspection of general electrical equipment	Safety inspection of general electrical equipment	2023.01.01 ~ 2023.04.18	495	—	635	—	(635)	—	—	—
Ministry of Trade, Industry and Energy	Establishment of Integrated Control System for Renewable Energy in the power distribution sector	Establishment of Integrated Control System for Renewable Energy in the Power Distribution Sector	2023.01.01 ~ 2023.12.31	2,510	—	680	2	(680)	(1,832)	1,832	2
Ministry of Employment and Labor	Support for the installation of workplace daycare centers	Support for the installation of workplace daycare centers	2023.01.01 ~ 2023.12.31	1,490	—	270	—	(270)	—	—	—

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2023 and 2022

27.	Government Grants, Continued

(3)	Changes in government grants for specific business projects for each of the two years in the period ended December 31, 2023 are as follows, continue

In millions of Won					2023
	Business				Beginning						Ending
Department	Name	Description	Period	Budget	Balance	Received	Interest	Used	Return	Others	Balance
Ministry of Trade, Industry and Energy	Temporary electricity bill support for small business owners	Temporary electricity bill support for small business owners	2021.04.01 ~ 2022.06.30	211,235	17,735	71,685	—	(88,300)	—	—	1,119
Ministry of Trade, Industry and Energy	2021 project to support the supply of open electric vehicle charging station	2021 project to support the supply of open electric vehicle charging station	2021.01.01 ~ 2022.05.31	40,100	—	11,796	—	(11,796)	—		—
Ministry of Trade, Industry and Energy	2022 Electricity supply business in rural areas (New Electricity Supply Construction Fees)	2022 Electricity supply business in rural areas (New Electricity Supply Construction Fees)	2022.01.01 ~ 2023.01.31	149	—	151	—	(151)	—	—	—
Ministry of Trade, Industry and Energy	2022 Electricity supply business in rural areas (Reservation of Financial Loans)	2022 Electricity supply business in rural areas (Reservation of Financial Loans)	2020.01.01 ~ 2023.01.31	166	—	166	—	(166)	—	—	—
Ministry of Trade, Industry and Energy	2022 Electricity supply business in rural areas (Support for operational deficits of electricity providers)	2022 Electricity supply business in rural areas (Support for operational deficits of electricity providers)	2022.01.01 ~ 2023.01.31	166,732	—	158,669	—	(158,669)	—	—	—
Ministry of Trade, Industry and Energy	2022 Electricity supply business in rural areas (Technical support for local governments and residents)	2022 Electricity supply business in rural areas (Technical support for local governments and residents)	2022.01.01 ~ 2023.01.31	1,028	—	268	—	(268)	—	—	—
Ministry of Trade, Industry and Energy	2022 Electricity supply business in rural areas (Support for Losses in Local Government Operations)	2022 Electricity supply business in rural areas (Support for Losses in Local Government Operations)	2022.01.01 ~ 2023.01.31	10,078	—	11,071	—	(11,071)	—	—	—
Ministry of Trade, Industry and Energy	2022 Establishment of eco-friendly microgrid in island areas	2022 Establishment of eco-friendly microgrid in island areas	2022.01.01 ~ 2023.01.31	7,742	—	14,113	—	(14,113)	—	—	—
Ministry of Trade, Industry and Energy	2022 Operating expenses for regional projects around the power plant	2022 Operating expenses for regional projects around the power plant	2022.01.01 ~ 2022.12.31	387	—	63	—	(63)	—	—	—
Ministry of Trade, Industry and Energy	2022 Renewable Energy Generation Difference Support	2022 Renewable Energy Generation Difference Support	2022.01.01 ~ 2022.12.31	98,656	—	81,739	—	(81,739)	—	—	—
Ministry of Trade, Industry and Energy	Safety inspection of general electrical equipment	Safety inspection of general electrical equipment	2022.01.01 ~ 2022.12.31	2,122	—	2,117	—	(2,117)	—	—	—
Ministry of Trade, Industry and Energy	Establishment of Integrated Control System for Renewable Energy in the transmission and substation sector	Establishment of Integrated Control System for Renewable Energy in the transmission and substation sector	2021.01.01 ~ 2022.08.31	940	—	463	—	(463)	—	—	—
Ministry of Trade, Industry and Energy	Establishment of Integrated Control System for Renewable Energy in the power distribution sector	Establishment of Integrated Control System for Renewable Energy in the power distribution sector	2021.01.01 ~ 2022.08.31	5,060	—	5,027	—	(5,027)	—	—	—
Ministry of Employment and Labor	Support for replacement of teaching materials at workplace daycare centers	Support for replacement of teaching materials at workplace daycare centers	2022.01.01 ~ 2022.01.07	48	—	29	—	(29)	—	—	—

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2023 and 2022

28.	Deferred Revenue

Deferred revenue for each of the two years in the period ended December 31, 2023 are as follows which are included in current and non-current non-financial liabilities in the consolidated statements of financial position:

In millions of won	2023		2022
Beginning balance	~~W~~	10,974,845	10,356,555
Increase		1,317,061	1,330,129
Recognized as revenue		(743,051)	(711,839)

Ending balance	~~W~~	11,548,855	10,974,845

29.	Non-financial Liabilities

Non-financial liabilities as of December 31, 2023 and 2022 are as follows:

In millions of won	2023			2022
	Current		Non-current	Current	Non-current
Advance received	~~W~~	5,204,113	288,686	4,544,206	284,618
Unearned revenue		36,716	12,108	86,584	7,200
Deferred revenue		734,825	10,814,030	702,430	10,272,415
Withholdings		259,755	2,369	207,217	2,408
Others		1,646,254	78,807	1,433,940	96,020

	~~W~~	7,881,663	11,196,000	6,974,377	10,662,661

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2023 and 2022

30.	Contributed Capital

(1)	Details of share capital as of December 31, 2023 and 2022 are as follows:

In millions of won except share information
	2023
	Shares authorized	Shares issued	Par value per share (in won)		Owned by government (*)	Owned by others	Total
Common shares	1,200,000,000	641,964,077	~~W~~	5,000	1,640,385	1,569,435	3,209,820

(*)	Korea Development Bank’s interest of ~~W~~1,056,176 million is included.

In millions of won except share information
	2022
	Shares authorized	Shares issued	Par value per share (in won)		Owned by government (*)	Owned by others	Total
Common shares	1,200,000,000	641,964,077	~~W~~	5,000	1,640,385	1,569,435	3,209,820

(*)	Korea Development Bank’s interest of ~~W~~1,056,176 million is included.

(2)	Details in number of floating capital stock for each of the two years in the period ended December 31, 2023 are as follows:

Number of shares	2023	2022
Beginning balance	641,964,077	641,964,077

Ending balance	641,964,077	641,964,077

(3)	Details of share premium as of December 31, 2023 and 2022 are as follows:

In millions of won	2023		2022
Share premium	~~W~~	843,758	843,758

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2023 and 2022

31.	Retained Earnings and Dividends Paid

(1)	Details of retained earnings as of December 31, 2023 and 2022 are as follows:

In millions of won	2023		2022
Legal reserve (*)	~~W~~	1,604,910	1,604,910
Voluntary reserves		2,812,313	27,782,969
Retained earnings (Undisposed deficit) before appropriations		11,921,039	(7,956,579)

Retained earnings	~~W~~	16,338,262	21,431,300

(*)

The KEPCO Act requires KEPCO to appropriate a legal reserve equal to at least 20 percent of net income for each accounting period until the reserve equals 50 percent of KEPCO’s common stock. The legal reserve is not available for cash dividends; however, this reserve may be credited to paid-in capital or offset against accumulated deficit by the resolution of the shareholders.

(2)	Details of voluntary reserves as of December 31, 2023 and 2022 are as follows:

In millions of won	2023		2022
Reserve for investment on social overhead capital	~~W~~	2,272,313	5,277,449
Reserve for research and human development (*)		330,000	330,000
Reserve for business expansion		—	21,965,520
Reserve for equalizing dividends		210,000	210,000

	~~W~~	2,812,313	27,782,969

(*)

The reserve for research and human development is appropriated by KEPCO to use as qualified tax credits to reduce corporate tax liabilities. The reserve is available for cash dividends for a certain period as defined by the Restriction of Special Taxation Act of Korea.

(3)	Changes in retained earnings for each of the two years in the period ended December 31, 2023 are as follows:

In millions of won	2023		2022
Beginning balance	~~W~~	21,431,300	45,258,244
Loss for the year attributed to owners of the controlling company		(4,822,549)	(24,466,853)
Changes in equity method retained earnings		(27,349)	12,305
Remeasurements of defined benefit liability, net of tax		(242,987)	626,769
Others		(153)	—
Additional paid-in capital and others		—	835

Ending balance	~~W~~	16,338,262	21,431,300

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2023 and 2022

31.	Retained Earnings and Dividends Paid, Continued

(4)	Dividends paid for each of the two years in the period ended December 31, 2023 are as follows:

In millions of won	2023
	Number of shares issued	Number of treasury stocks	Number of shares eligible for dividends	Dividends paid per share (in won)		Dividends paid
Common shares	641,964,077	—	641,964,077	~~W~~	—	—

In millions of won	2022
	Number of shares issued	Number of treasury stocks	Number of shares eligible for dividends	Dividends paid per share (in won)		Dividends paid
Common shares	641,964,077	—	641,964,077	~~W~~	—	—

(5)	Changes in retained earnings of investments in associates and joint ventures for each of the two years in the period ended December 31, 2023 are as follows:

In millions of won	2023		2022
Beginning balance	~~W~~	16,275	3,970
Changes		(27,349)	12,305

Ending balance	~~W~~	(11,074)	16,275

(6)	Changes in remeasurement components related to defined benefit liability for each of the two years in the period ended December 31, 2023 are as follows:

In millions of won	2023		2022
Beginning balance	~~W~~	614,805	98,844
Changes		(376,121)	964,791
Income tax effect		133,134	(338,022)
Transfer to reserve for business expansion		(342,589)	(110,808)

Ending balance	~~W~~	29,229	614,805

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2023 and 2022

32.	Statement of Disposition of Deficit

For the year ended December 31, 2022, KEPCO’s Deficit was disposed on March 28, 2023. For the year ended December 31, 2023, KEPCO’s deficits are expected to be disposed on March 26, 2024. Statements of disposition of deficit of KEPCO, the controlling company, for for each of the two years in the period ended December 31, 2023, respectively, are as follows:

In millions of won except for dividends per share	2023		2022
I. Deficit before disposition
Undisposed deficit carried over from prior years	~~W~~	—	—
Net loss		(3,249,233)	(25,297,713)
Remeasurement of the defined benefit plan		(149,474)	327,056

		(3,398,707)	(24,970,657)

II. Transfer from voluntary reserves		2,812,314	24,970,657

III. Subtotal ( I+II )		(586,393)	—

IV. Disposition of deficit		586,393

V. Undisposed deficit to be carried over forward to subsequent year		—	—

33.	Hybrid Bonds

Hybrid bonds classified as equity (non-controlling interests) as of December 31, 2023 and 2022 are as follows:

In millions of won
Issuer	Hybrid bond	Issued date	Maturity	Yield (%)	2023		2022
Korea South-East Power Co., Ltd. (*)	2nd hybrid bond	2012.12.07	2042.12.06	4.44	~~W~~	230,000	230,000
Expense of issuance						(627)	(627)

					~~W~~	229,373	229,373

(*)

Bondholders may not require prepayment in any case, and the Group has a call option to repay all of these bonds on or after 12 years from the date of issuance of the bonds, or on each interest payment date henceforth. In addition, there is a step-up clause from the date of the initial call option exercise. Although these instruments have contractual maturity dates, the contractual agreements allow these subsidiaries to indefinitely extend the maturity dates and defer the payment of interest without modification to the other terms of the instruments. When the Group decides not to pay dividends on common shares, they are not required to pay interest on the hybrid bonds.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2023 and 2022

34.	Other Components of Equity

(1)	Other components of equity as of December 31, 2023 and 2022 are as follows:

In millions of won	2023		2022
Other capital surplus	~~W~~	1,600,801	1,268,569
Accumulated other comprehensive income		557,430	496,976
Other equity		13,294,972	13,294,973

	~~W~~	15,453,203	15,060,518

(2)	Changes in other capital surplus for each of the two years in the period ended December 31, 2023 are as follows:

In millions of won	2023				2022
	Gains on disposal of treasury stocks		Others	Subtotal	Gains on disposal of treasury stocks	Others	Subtotal
Beginning balance	~~W~~	387,524	881,045	1,268,569	387,524	843,585	1,231,109
Changes in consolidation scope		—	(48)	(48)	—	(597)	(597)
Additional paid-in capital and others		—	—	—	—	39,641	39,641
Transactions between consolidated entities		—	332,280	332,280	—	(1,584)	(1,584)

Ending balance	~~W~~	387,524	1,213,277	1,600,801	387,524	881,045	1,268,569

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2023 and 2022

34.	Other Components of Equity, Continued

(3)	Changes in accumulated other comprehensive income (loss) for each of the two years in the period ended December 31, 2023 are as follows:

In millions of won	2023
	Financial assets at fair value through other comprehensive income valuation reserve		Shares of other comprehensive income of investments in associates and joint ventures	Reserve for overseas operations translation credit	Reserve for gain (loss) on valuation of derivatives	Total
Beginning balance	~~W~~	11,510	820,739	(305,620)	(29,653)	496,976
Changes in the unrealized fair value of financial assets at FVOCI, net of tax		(31,665)	—	—	—	(31,665)
Shares of other comprehensive income of associates and joint ventures, net of tax		—	122,994	—	—	122,994
Foreign currency translation of foreign operations, net of tax		—	—	(25,950)	—	(25,950)
Net change in the unrealized fair value of derivatives using cash flow hedge accounting, net of tax		—	—	—	(5,078)	(5,078)
Others		153	—	—	—	153

Ending balance	~~W~~	(20,002)	943,733	(331,570)	(34,731)	557,430

In millions of won	2022
	Financial assets at fair value through other comprehensive income valuation reserve		Shares of other comprehensive income of investments in associates and joint ventures	Reserve for overseas operations translation credit	Reserve for gain (loss) on valuation of derivatives	Total
Beginning balance	~~W~~	(46,498)	311,252	(325,170)	2,784	(57,632)
Changes in the unrealized fair value of financial assets at FVOCI, net of tax		58,008	—	—	—	58,008
Shares of other comprehensive income of associates and joint ventures, net of tax		—	509,487	—	—	509,487
Foreign currency translation of foreign operations, net of tax		—	—	19,550	—	19,550
Net change in the unrealized fair value of derivatives using cash flow hedge accounting, net of tax		—	—	—	(32,437)	(32,437)

Ending balance	~~W~~	11,510	820,739	(305,620)	(29,653)	496,976

(4)	Other equity as of December 31, 2023 and 2022 are as follows:

In millions of won	2023		2022
Statutory revaluation reserve	~~W~~	13,295,098	13,295,098
Changes in other equity		(126)	(125)

	~~W~~	13,294,972	13,294,973

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2023 and 2022

35.	Sales

Details of sales for each of the two years in the period ended December 31, 2023 are as follows:

In millions of won	2023				2022
	Domestic		Overseas	Total	Domestic	Overseas	Total
[Type of goods and services]
Sales of goods	~~W~~	85,588,151	351,986	85,940,137	68,578,390	606,079	69,184,469
Electricity		82,954,778	—	82,954,778	66,198,964	—	66,198,964
Heat supply		440,435	—	440,435	489,629	—	489,629
Others		2,192,938	351,986	2,544,924	1,889,797	606,079	2,495,876
Sales related to rendering of services		467,661	283,217	750,878	370,799	343,803	714,602
Sales related to construction services		186,996	598,399	785,395	193,541	453,412	646,953
Revenue related to transfer of assets from customers		743,051	—	743,051	711,839	—	711,839

	~~W~~	86,985,859	1,233,602	88,219,461	69,854,569	1,403,294	71,257,863

[Timing of revenue recognition]
Performance obligations satisfied at a point in time	~~W~~	85,588,151	351,986	85,940,137	68,578,390	606,079	69,184,469
Performance obligations satisfied over time		1,397,708	881,616	2,279,324	1,276,179	797,215	2,073,394

	~~W~~	86,985,859	1,233,602	88,219,461	69,854,569	1,403,294	71,257,863

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2023 and 2022

36.	Selling and Administrative Expenses

(1)	Selling and administrative expenses for each of the two years in the period ended December 31, 2023 are as follows:

In millions of won	2023		2022
Salaries	~~W~~	1,098,460	1,142,360
Retirement benefit expense		89,533	109,758
Welfare and benefit expense		152,836	155,781
Insurance expense		27,726	20,835
Depreciation		241,533	244,676
Amortization of intangible assets		88,648	85,661
Bad debt expense		62,808	23,634
Commission		460,644	420,390
Advertising expense		30,305	33,739
Training expense		7,900	7,327
Vehicle maintenance expense		9,044	10,749
Publishing expense		3,281	3,732
Business development expense		2,559	3,198
Rent expense		44,807	47,680
Telecommunication expense		7,813	7,945
Transportation expense		1,099	1,012
Taxes and dues		112,449	122,177
Expendable supplies expense		7,252	9,617
Water, light and heating expense		16,207	17,950
Repairs and maintenance expense		154,062	152,449
Ordinary development expense		217,319	213,932
Travel expense		16,265	16,062
Clothing expense		10,450	13,044
Survey and analysis expense		1,068	1,126
Membership fee		1,503	1,469
Others		196,011	143,119

	~~W~~	3,061,582	3,009,422

(2)	Other selling and administrative expenses for each of the two years in the period ended December 31, 2023 are as follows:

In millions of won	2023		2022
Accommodation development expenses	~~W~~	49,988	56,038
Miscellaneous wages		97,474	31,910
Litigation and filing expenses		19,204	14,876
Compensation for damages		4,300	3,116
Outsourcing expenses		3,511	3,635
Reward expenses		2,770	2,740
Overseas market development expenses		1,503	1,376
Others		17,261	29,428

	~~W~~	196,011	143,119

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2023 and 2022

37.	Other Income and Expenses

(1)	Other income for each of the two years in the period ended December 31, 2023 are as follows:

In millions of won	2023		2022
Reversal of other provisions	~~W~~	79,001	15,265
Reversal of other allowance for bad debt		1,941	37
Gains on government grants		239	301
Gains on assets contributed		24,183	1,953
Gains on liabilities exempted		854	1,181
Compensation and reparations revenue		93,785	89,638
Revenue from foundation fund		60	3
Rental income		210,972	208,064
Others		121,816	67,208

	~~W~~	532,851	383,650

(2)	Details of “others” of other income for each of the two years in the period ended December 31, 2023 are as follows:

In millions of won	2023		2022
Refund of claim for rectification	~~W~~	1,054	701
Maintenance expenses on lease building		124	125
Training expenses		1,946	1,684
Deposit redemption		100	12
Reversal of expenses on litigation		44,197	1,920
Revenue on royalty fee		422	455
Gains on guarantee contracts		16	22
Others		73,957	62,289

	~~W~~	121,816	67,208

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2023 and 2022

37.	Other Income and Expenses, Continued

(3)	Other expenses for each of the two years in the period ended December 31, 2023 are as follows:

In millions of won	2023		2022
Compensation and indemnification expense	~~W~~	34	36
Accretion expenses of other provisions		4,962	1,138
Depreciation expenses on investment properties		493	486
Depreciation expenses on idle assets		3,683	3,635
Other bad debt expense		40,683	6,400
Donations		169,748	131,037
Others		39,302	69,418

	~~W~~	258,905	212,150

(4)	Details of “others” of other expense for each of the two years in the period ended December 31, 2023 are as follows:

In millions of won	2023		2022
Operating expenses related to the idle assets	~~W~~	1,494	1,683
Research grants		174	562
Supporting expenses on farming and fishing village		13,249	11,272
Operating expenses on fitness center		8,921	8,370
Expenses on adjustment of research and development grants		388	260
Taxes and dues		1,935	31,985
Expenses on R&D supporting		9	48
Others		13,132	15,238

	~~W~~	39,302	69,418

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2023 and 2022

38.	Other Gains (Losses)

(1)	Composition of other gains (losses) for each of the two years in the period ended December 31, 2023 are as follows:

In millions of won	2023		2022
Other gains
Gains on disposal of property, plant and equipment	~~W~~	32,196	148,667
Gains on disposal of intangible assets		136	41
Reversal of impairment loss on property, plant and equipment		—	134,735
Reversal of impairment loss on other current assets		16,035	—
Gains on foreign currency translation		27,123	36,097
Gains on foreign currency transactions		139,077	235,221
Gains on insurance proceeds		6,785	43,497
Others		346,795	294,091
Other losses
Losses on disposal of property, plant and equipment		(98,120)	(100,066)
Losses on disposal of intangible assets		(71)	(116)
Loss on impairment of property, plant and equipment		(17,031)	(37,311)
Loss on impairment of intangible assets		(2,865)	(164)
Losses on foreign currency translation		(3,901)	(14,738)
Losses on foreign currency transactions		(165,187)	(299,117)
Others		(258,286)	(197,715)

	~~W~~	22,686	243,122

(2)	Details of “others” of other gains for each of the two years in the period ended December 31, 2023 are as follows:

In millions of won	2023		2022
Gains on disposal of inventories	~~W~~	20,447	11,091
Gains on proxy collection of TV license fee		41,372	42,286
Gains on compensation of impaired electric poles		1,138	768
Gains on harbor facilities dues		3,666	4,198
Gains on technical fees		3,071	2,972
Reversal of occupation development training fees		1,452	525
Gains on disposal of waste		3,815	7,749
Gains on tax rebate		374	548
Gains on other commission		2,044	2,097
Gains on disposal of assets held-for-sale		—	236
Others		269,416	221,621

	~~W~~	346,795	294,091

(3)	Details of “others” of other losses for each of the two years in the period ended December 31, 2023 are as follows:

In millions of won	2023		2022
Losses on valuation of inventories	~~W~~	9,936	14,528
Losses on disposal of inventories		5,471	8,324
Losses due to disaster		7,138	5,068
Losses on rounding adjustment of electric charge surtax		1,332	1,317
Others		234,409	168,478

	~~W~~	258,286	197,715

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2023 and 2022

39.	Finance Income

(1)	Finance income for each of the two years in the period ended December 31, 2023 are as follows:

In millions of won	2023		2022
Interest income	~~W~~	429,620	340,753
Dividends income		25,941	28,875
Gains on disposal of financial assets		13,162	11,199
Gains on valuation of financial assets at fair value through profit or loss		152,322	7,099
Gains on valuation of derivatives		382,611	595,256
Gains on transaction of derivatives		268,618	429,847
Gains on foreign currency translation		104,901	389,361
Gains on foreign currency transactions		42,886	29,997
Others		4,970	925

	~~W~~	1,425,031	1,833,312

(2)	Interest income included in finance income for each of the two years in the period ended December 31, 2023 are as follows:

In millions of won	2023		2022
Cash and cash equivalents	~~W~~	100,205	51,872
Financial assets at fair value through profit or loss		65,470	58,540
Financial assets at amortized cost		2,929	1,308
Loans		44,029	33,545
Short-term financial instrument		34,260	15,827
Long-term financial instrument		14,183	14,371
Other financial assets		241	637
Trade and other receivables		168,303	164,653

	~~W~~	429,620	340,753

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2023 and 2022

40.	Finance Expenses

(1)	Finance expenses for each of the two years in the period ended December 31, 2023 are as follows:

In millions of won	2023		2022
Interest expense	~~W~~	4,451,659	2,818,546
Losses on sale of financial assets		1	1,841
Losses on valuation of financial assets at fair value through profit or loss		24,015	44,329
Losses on valuation of derivatives		148,412	371,038
Losses on transaction of derivatives		178,959	205,162
Losses on foreign currency translation		491,782	934,005
Losses on foreign currency transactions		49,677	346,711
Losses on repayment of financial liabilities		—	15
Others		2,513	25,144

	~~W~~	5,347,018	4,746,791

(2)	Interest expense included in finance expenses for each of the two years in the period ended December 31, 2023 are as follows:

In millions of won	2023		2022
Trade and other payables	~~W~~	200,440	204,078
Short-term borrowings		376,066	145,201
Long-term borrowings		407,915	204,037
Debt securities		3,634,680	2,388,517
Other financial liabilities		614,332	472,248

		5,233,433	3,414,081
Less: Capitalized borrowing costs		(781,774)	(595,535)

	~~W~~	4,451,659	2,818,546

Capitalization rates for each of the two years in the period ended December 31, 2023 are 2.34%~4.28% and 2.25%~3.86%, respectively

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2023 and 2022

41.	Income Taxes

(1)	Income tax expense (benefit) for each of the two years in the period ended December 31, 2023 are as follows:

In millions of won	2023		2022
Current income tax expense
Payment of income tax	~~W~~	621,957	563,681
Adjustment in respect of prior years due to change in estimate		(32,100)	48,374
Current income tax directly recognized in equity		93,705	(350,348)

		683,562	261,707

Deferred tax expense (benefit)
Generation and realization of temporary differences		(1,871,658)	(564,801)
Reclassified from equity to profit(loss)		—	(4,964)
Changes of unrecognized tax losses, tax credit and temporary differences for prior periods		(15,244)	(38,708)
Changes in deferred tax on tax losses carryforwards		(1,650,017)	(9,175,755)
Tax credit carryforwards		(16,734)	34,019
Amount due to change in tax rate or regulations		5,836	73,991

		(3,521,395)	(9,676,218)

Income tax expense (benefit)	~~W~~	(2,837,833)	(9,414,511)

(2)

Reconciliation between actual income tax expense and amount computed by applying the statutory tax rate to income (loss) before income taxes for each of the two years in the period ended December 31, 2023 are as follows:

In millions of won	2023		2022
Income (loss) before income tax	~~W~~	(7,553,977)	(33,843,619)

Income tax expense (benefit) computed at applicable tax rate (2023: 25.64%, 2022: 26.50%)		(1,936,840)	(9,306,995)

Adjustments
Effect of applying gradual tax rate		(10,362)	(10,362)
Effect of non-taxable income		(787,393)	(9,471)
Effect of non-deductible expenses		39,412	39,663
Effect of tax losses that are not recognized as deferred tax asset		—	19,275
Effects of tax credits and deduction		(53,724)	(98,684)
Reversal of unrecognized deferred tax asset, net		(15,244)	(38,708)
Effect of change in deferred tax due to change in tax rate		232,127	393,416
Deduction of deferred tax assets		29,095	(85,514)
Deferred income tax related to investments in subsidiaries and associates		(245,196)	(375,064)
Others, net		6,622	9,559

		(811,483)	(155,890)
Adjustment in respect of prior years due to change in estimate		(32,100)	48,374

Income tax expense (benefit)	~~W~~	(2,837,833)	(9,414,511)

		( *)	( *)

(*)	The effective tax rate for each of the two years in the period ended December 31, 2023 is not calculated due to income tax benefit.

(3)	Income tax directly adjusted to shareholders’ equity (except for accumulated other comprehensive income (loss)) for each of the two years in the period ended December 31, 2023 are as follows:

In millions of won	2023		2022
Dividends of hybrid bond	~~W~~	—	4,149
Cash flow hedge		—	406

	~~W~~	—	4,555

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2023 and 2022

41.	Income Taxes, Continued

(4)	Income tax recognized as other comprehensive income (loss) for each of the two years in the period ended December 31, 2023 are as follows:

In millions of won	2023		2022
Income tax recognized as other comprehensive income (loss)
Gain (loss) on valuation of financial assets at fair value through other comprehensive income	~~W~~	(10,632)	(31,416)
Net change in the unrealized fair value of derivatives using cash flow hedge accounting, net of tax		8,562	40,390
Remeasurement of defined benefit obligations		133,134	(322,489)
Investments in associates		(40,213)	(66,677)
Others		6,534	25,289

	~~W~~	101,627	(354,903)

(5)	Changes in deferred tax assets (liabilities) recognized in the statements of financial position for each of the two years in the period ended December 31, 2023 are as follows:

In millions of won	2023
	Beginning balance		Amounts recognized in profit or loss	Amount recognized in other comprehensive income (loss)	Amounts recognized directly in equity	Ending balance
Deferred tax on temporary differences
Long-term employee benefits	~~W~~	199,553	6,597	133,134	—	339,284
Cash flow hedge		(55,340)	29,604	8,562	—	(20,854)
Investments in subsidiaries, associates and joint ventures		(8,377,687)	1,294,473	(40,213)	—	(7,119,185)
Property, plant and equipment		(7,541,638)	534,784	—	—	(7,006,854)
Finance lease		(405,639)	6,241	—	—	(399,398)
Intangible assets		(24,931)	1,527	—	—	(23,404)
Financial assets at fair value through profit or loss		3,457	(5,199)	—	—	(1,742)
Financial assets at fair value through other comprehensive income		21,143	16,846	(10,632)	—	27,358
Deferred revenue		169,980	(13,580)	—	—	156,400
Provisions		7,089,344	(47,684)	—	—	7,041,660
Doubtful receivables		2,474	(74)	—	—	2,400
Other finance liabilities		21,418	(3,425)	—	—	17,993
Gains or losses on foreign exchange translation		134,316	(6,306)	—	—	128,010
Allowance for doubtful accounts		58,235	(2,492)	—	—	55,743
Accrued income		16,614	17,321	—	—	33,935
Special deduction for property, plant and equipment		(215,159)	3,298	—	—	(211,861)
Others		1,487,572	(103,053)	6,534	—	1,391,053

		(7,416,288)	1,728,879	101,627	—	(5,589,462)

Deferred tax on unused tax losses and tax credit
Unused tax losses		11,662,105	1,676,638	—	—	13,338,743
Excess of donation limit		81,046	(34,724)	—	—	46,322
Tax credit		150,409	52,665	—	—	203,064

		11,893,560	1,694,569	—	—	13,588,129

	~~W~~	4,477,272	3,423,448	101,627	—	7,998,667

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2023 and 2022

41.	Income Taxes, Continued

(5)	Changes in deferred tax assets (liabilities) recognized in the statements of financial position for each of the two years in the period ended December 31, 2023 are as follows, continued:

In millions of won	2022
	Beginning balance		Amounts recognized in profit or loss	Amount recognized in other comprehensive income (loss)	Amounts recognized directly in equity	Ending balance
Deferred tax on temporary differences
Long-term employee benefits	~~W~~	558,383	(36,341)	(322,489)	—	199,553
Cash flow hedge		(49,947)	(46,188)	40,390	405	(55,340)
Investments in subsidiaries, associates and joint ventures		(8,721,320)	410,310	(66,677)	—	(8,377,687)
Property, plant and equipment		(7,430,461)	(111,177)	—	—	(7,541,638)
Finance lease		(415,558)	9,919	—	—	(405,639)
Intangible assets		(31,481)	6,550	—	—	(24,931)
Financial assets at fair value through profit or loss		12	3,445	—	—	3,457
Financial assets at fair value through other comprehensive income		27,381	25,178	(31,416)	—	21,143
Deferred revenue		186,391	(16,411)	—	—	169,980
Provisions		6,494,314	595,030	—	—	7,089,344
Doubtful receivables		801	1,673	—	—	2,474
Other finance liabilities		31,410	(14,142)	—	4,150	21,418
Gains or losses on foreign exchange translation		91,411	42,905	—	—	134,316
Allowance for doubtful accounts		64,264	(6,029)	—	—	58,235
Accrued income		10,002	6,612	—	—	16,614
Special deduction for property, plant and equipment		(224,127)	8,968	—	—	(215,159)
Others		1,445,827	16,456	25,289	—	1,487,572

		(7,962,698)	896,758	(354,903)	4,555	(7,416,288)

Deferred tax on unused tax losses and tax credit
Unused tax losses		2,559,877	9,102,228	—	—	11,662,105
Excess of donation limit		69,185	11,861	—	—	81,046
Tax credit		134,690	15,719	—	—	150,409

		2,763,752	9,129,808	—	—	11,893,560

	~~W~~	(5,198,946)	10,026,566	(354,903)	4,555	4,477,272

(6)	Deferred tax assets (liabilities) recognized in the statements of financial position as of December 31, 2023 and 2022 are as follows:

In millions of won	2023		2022
Deferred tax assets	~~W~~	13,161,802	10,934,375
Deferred tax liabilities		(5,163,135)	(6,457,103)

	~~W~~	7,998,667	4,477,272

The Group changed the average tax rate used to measure deferred tax for the current year in accordance with the Korea Accounting Standards Board’s inquiry response (2023-I-KQA007).

(7)	Details of deductible temporary differences, tax losses and unused tax credits for which no deferred tax assets were recognized as of December 31, 2023 and 2022 are as follows:

In millions of won	2023		2022
Deductible temporary differences and others	~~W~~	1,811,062	1,381,532

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2023 and 2022

41.	Income Taxes, Continued

(8) Pillar Two Model Rules

Pillar Two Model Rules legislation has been enacted or substantively enacted in certain jurisdictions where the Group operates. The legislation will be effective for the Group’s fiscal year beginning on January 1, 2024. The Group is currently assessing the potential exposure arising from the Pillar Two legislation. The assessment currently carried out is based on the tax filing documents for the recent period and the financial information for 2022 and 2023. In certain jurisdictions, the assessment is not yet completed since information required for the assessment is not collected enough. Based on the assessment carried out so far, the Group has identified potential exposure to Pillar Two income taxes on profits earned in Jordan, Laos and others where the expected Pillar Two effective tax rate is likely to be lower than 15%. Although the potential exposure is expected to arise from the constituent entities (mainly operating subsidiaries) in these jurisdictions, exposure may also arise from other jurisdictions where the assessment is not completed. The Group expects that the potential exposure to the Pillar Two income taxes is not significant. The Group continues to proceed the assessment and expects to complete the assessment in the first of half of 2024.

42.	Assets Held-for-Sale

Assets held-for-sale as of December 31, 2023 and 2022 are as follows:

In millions of won	2023		2022
Land (*1,2)	~~W~~	31,766	31,766
Buildings (*1,2)		13,881	12,981
Structures (*1)		1	1

	~~W~~	45,648	44,748

(*1)

The board of directors of KEPCO Engineering & Construction Company, Inc., a subsidiary of the Group, made a resolution to sell its old office building in Yongin-si, Gyeonggi-do, and reclassified the buildings, structures, and land as assets held-for-sale expecting its carrying amount would be recovered through a sale transaction. In accordance with the resolution of the Board of Directors on April 1, 2022, a sales contract for the assets scheduled for sale was entered into on April 13, 2022, and the related down payment and interim payment of ~~W~~52,666 million were recorded as long-term advance received.

(*2)

The board of directors of Korea Electric Power Corporation, the controlling company, made a resolution to sell the Uijeongbu substation, and reclassified the buildings and land as assets held-for-sale expecting its carrying amount would be recovered through a sale transaction.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2023 and 2022

43.	Expenses Classified by Nature

Expenses classified by nature for each of the two years in the period ended December 31, 2023 are as follows:

In millions of won	2023
	Selling and administrative expenses		Cost of sales	Total
Raw materials used	~~W~~	—	27,135,770	27,135,770
Power purchase		—	38,304,309	38,304,309
Salaries		1,098,460	4,416,706	5,515,166
Retirement benefit expense		89,533	370,769	460,302
Welfare and benefit expense		152,836	542,367	695,203
Insurance expense		27,726	119,964	147,690
Depreciation		241,533	12,623,380	12,864,913
Amortization of intangible assets		88,648	74,526	163,174
Bad debt expense		62,808	—	62,808
Commission		460,644	341,124	801,768
Advertising expense		30,305	8,856	39,161
Training expense		7,900	16,064	23,964
Vehicle maintenance expense		9,044	9,128	18,172
Publishing expense		3,281	2,879	6,160
Business promotion expense		2,559	2,523	5,082
Rent expense		44,807	161,749	206,556
Telecommunication expense		7,813	9,706	17,519
Transportation expense		1,099	102,502	103,601
Taxes and dues		112,449	574,617	687,066
Expendable supplies expense		7,252	47,252	54,504
Water, light and heating expense		16,207	41,200	57,407
Repairs and maintenance expense		154,062	2,620,200	2,774,262
Ordinary development expense		217,319	500,242	717,561
Travel expense		16,265	77,232	93,497
Clothing expense		10,450	9,490	19,940
Survey and analysis expense		1,068	4,156	5,224
Membership fee		1,503	15,164	16,667
Others		196,011	1,567,652	1,763,663

	~~W~~	3,061,582	89,699,527	92,761,109

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2023 and 2022

43.	Expenses Classified by Nature, Continued

Expenses classified by nature for each of the two years in the period ended December 31, 2023 are as follows, continued:

In millions of won	2022
	Selling and administrative expenses		Cost of sales	Total
Raw materials used	~~W~~	—	34,832,581	34,832,581
Power purchase		—	41,984,858	41,984,858
Salaries		1,142,360	4,329,099	5,471,459
Retirement benefit expense		109,758	505,612	615,370
Welfare and benefit expense		155,781	540,058	695,839
Insurance expense		20,835	106,672	127,507
Depreciation		244,676	12,056,455	12,301,131
Amortization of intangible assets		85,661	70,499	156,160
Bad debt expense (reversal of bad debt expense)		23,634	—	23,634
Commission		420,390	351,557	771,947
Advertising expense		33,739	10,552	44,291
Training expense		7,327	14,813	22,140
Vehicle maintenance expense		10,749	10,275	21,024
Publishing expense		3,732	3,014	6,746
Business promotion expense		3,198	3,340	6,538
Rent expense		47,680	186,439	234,119
Telecommunication expense		7,945	9,677	17,622
Transportation expense		1,012	113,845	114,857
Taxes and dues		122,177	554,320	676,497
Expendable supplies expense		9,617	47,159	56,776
Water, light and heating expense		17,950	60,002	77,952
Repairs and maintenance expense		152,449	2,586,975	2,739,424
Ordinary development expense		213,932	513,878	727,810
Travel expense		16,062	78,999	95,061
Clothing expense		13,044	8,778	21,822
Survey and analysis expense		1,126	4,322	5,448
Membership fee		1,469	16,912	18,381
Others		143,119	1,902,903	2,046,022

	~~W~~	3,009,422	100,903,594	103,913,016

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2023 and 2022

44.	Earnings (Loss) Per Share

(1)	Basic earnings (loss) per share for each of the two years in the period ended December 31, 2023 are as follows:

In won
Type	2023		2022
Basic loss per share	~~W~~	(7,512)	(38,112)

(2)

Profit (Loss) for the periods and weighted average number of common shares used in the calculation of basic earnings (loss) per share for each of the two years in the period ended December 31, 2023 are as follows:

In millions of won except number of shares
Type	2023		2022
Loss attributable to controlling interest	~~W~~	(4,822,549)	(24,466,853)
Loss used in the calculation of total basic earnings per share		(4,822,549)	(24,466,853)
Weighted average number of common shares		641,964,077	641,964,077

(3)	Weighted average number of common shares used in the calculation of basic earnings (loss) per share for each of the two years in the period ended December 31, 2023 are as follows:

In number of shares
Type	2023	2022
The number of common shares issued at beginning of the year	641,964,077	641,964,077
Weighted average number of common shares	641,964,077	641,964,077

There are no potential dilutive instruments and diluted earnings (loss) per share are same as basic earnings (loss) per share for each of the two years in the period ended December 31, 2023.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2023 and 2022

45.	Risk Management

(1)	Capital risk management

The Group manages its capital to ensure that entities in the Group will be able to continue while maximizing the return to shareholder through the optimization of the debt and equity balance. The capital structure of the Group consists of net debt (offset by cash and cash equivalents) and equity. The Group’s overall capital risk management strategy remains consistent with the prior year.

Details of the Group’s capital management accounts as of December 31, 2023 and 2022 are as follows:

In millions of won	2023		2022
Total borrowings and debt securities	~~W~~	133,631,830	120,605,365
Cash and cash equivalents		4,342,887	3,234,780

Net borrowings and debt securities		129,288,943	117,370,585

Total equity		37,264,750	42,000,256

Debt to equity ratio		346.95%	279.45%

(2)	Financial risk management

The Group is exposed to various risks related to its financial instruments, such as, market risk (currency risk, interest rate risk, price risk), and credit risk. The Group monitors and manages the financial risks relating to the operations of the Group through internal risk reports which analyze exposures by degree and magnitude of risks. The Group uses derivative financial instruments to hedge certain risk exposures. The Group’s overall financial risk management strategy remains consistent with the prior year.

(i)	Credit risk

Credit risk is the risk of finance loss to the Group if a customer or counterparty to a financial instrument fails to meet its contractual obligations, and arises primarily from the sales activities, securities and derivatives. In addition, credit risk exposure may exist within financial guarantees and unused line of credits. As these financial institutions the Group makes transactions with are reputable financial institutions, the credit risk from them is considered limited. The Group decides credit transaction limits based on evaluation of client’s credit, through information obtained from the credit bureau and disclosed financial position at committing contracts.

①	Credit risk management

Electricity sales, the main operations of the Group are the necessity for daily life and industrial activities of Korean nationals and have importance as one of the national key industries. The Group dominates the domestic market supplying electricity to customers. The Group is not exposed to significant credit risk as customers of the Group are diverse and are from various industries and areas. The Group uses publicly available information and its own internal data related to trade receivables, to rate its major customers and to measure the credit risk that a counter party will default on a contractual obligation. For the incurred but not recognized loss, it is measured considering overdue period.

②	Impairment and allowance account

In accordance with the Group policies, individual material financial assets are assessed on a regular basis, trade receivables that are assessed not to be impaired individually are, in addition, assessed for impairment on a collective basis. Value of the acquired collateral (including the confirmation of feasibility) and estimated collectable amounts are included in this assessment.

Allowance for bad debts assessed on a collective basis are recognized for (i) the group of assets which individually are not material and (ii) incurred but not recognized losses that are assessed using statistical methods, judgment and past experience.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2023 and 2022

45.	Risk Management, Continued

(2)	Financial risk management, continued

Book values of the financial assets represent the maximum exposed amounts of the credit risk. Details of the Group’s level of maximum exposure to credit risk as of December 31, 2023 and 2022 are as follows:

In millions of won	2023		2022
Cash and cash equivalents	~~W~~	4,342,887	3,234,780
Financial assets at fair value through profit or loss (*1)		2,590,228	3,610,408
Derivative assets (trading)		730,948	693,072
Financial assets at fair value through other comprehensive income (debt securities)		4,627	529
Financial assets at amortized cost		38,843	26,998
Loans		988,331	1,013,371
Long-term/short-term financial instruments		1,412,315	1,353,080
Derivative assets (applying hedge accounting)		269,446	324,952
Trade and other receivables		14,179,322	12,614,902
Financial guarantee contracts (*2)		4,399,189	3,776,060

(*1)	Equity investments held by the Group are excluded.
(*2)	Maximum exposure associated with the financial guarantee contracts is the maximum amounts of the obligation.

For the year ended December 31, 2023, there are no financial assets and non-financial assets that were acquired through the exercise of the right of collateralized assets and reinforcement of credit arrangement.

(ii)	Market risk

Market risk is the risk that the Group’s fair values of the financial instruments or future cash flows are affected by the changes in the market. Market risk consists of interest rate risk, currency risk and other price risk.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2023 and 2022

45.	Risk Management, Continued

(2)	Financial risk management, continued

(iii)	Sensitivity analysis

Significant assets and liabilities with uncertainties in underlying assumptions

①	Defined benefit obligation

A sensitivity analysis of defined benefit obligation assuming a 1%p increase and decrease movements in the actuarial valuation assumptions as of December 31, 2023 and 2022 are as follows:

In millions of won		2023		2022
Type	Accounts	1%p Increase	1%p Decrease	1%p Increase	1%p Decrease
Future salary increases	Increase (decrease) in defined benefit obligation	~~W~~392,392	(361,359)	321,930	(283,658)
Discount rate	Increase (decrease) in defined benefit obligation	(371,103)	415,361	(289,229)	337,033

Changes of retirement benefit costs assuming a 1%p increase and decrease movements in discount rate on plan asset for each of the two years in the period ended December 31, 2023 are ~~W~~29,993 million and ~~W~~27,495 million, respectively.

②	Provisions

Changes in provisions due to movements in underlying assumptions as of December 31, 2023 and 2022 are as follows:

Type	Accounts	2023	2022
PCBs	Inflation rate	2.40%	1.98%
	Discount rate	2.12%	1.92%
Nuclear plants	Inflation rate	1.91%	2.25%
	Discount rate	2.76%	2.48%
Spent fuel	Inflation rate	1.91%	2.93%
	Discount rate	2.49%	4.49%
Radioactive waste	Inflation rate	3.89%	3.06%
	Discount rate	3.65%	2.62%

A sensitivity analysis of provisions assuming a 0.1%p increase and decrease movements in the underlying assumptions as of December 31, 2023 and 2022 are as follows:

In millions of won		2023			2022
Type	Accounts	0.1%p Increase		0.1%p Decrease	0.1%p Increase	0.1%p Decrease
Discount rate	PCBs	~~W~~	(123)	123	(169)	169
	Nuclear plants		(418,570)	432,847	(474,432)	491,360
	Spent fuel		(130,065)	130,761	(54,330)	56,453
	Radioactive waste		(13,538)	13,683	(15,089)	15,260
Inflation rate	PCBs		123	(123)	169	(169)
	Nuclear plants		458,047	(443,531)	515,262	(498,258)
	Spent fuel		133,931	(128,607)	57,269	(55,191)
	Radioactive waste		13,291	(13,174)	14,190	(14,056)

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2023 and 2022

45.	Risk Management, Continued

(2)	Financial risk management, continued

Management judgment effected by uncertainties in underlying assumptions

①	Foreign currency risk

The Group undertakes transactions denominated in foreign currencies; consequently, exposures to exchange rate fluctuations arise. The carrying amounts of the Group’s foreign currency denominated monetary assets and monetary liabilities as of December 31, 2023 and 2022 are as follows:

In thousands of foreign currencies	Assets		Liabilities
Type	2023	2022	2023	2022
AED	24,441	5,610	18,143	25,597
AUD	4,310	4,448	299,795	299,663
BDT	2,260	7,514	—	—
BWP	777	824	—	—
EGP	1,665	—	1,941	1,162
CAD	—	89	—	595
CHF	—	—	499,930	500,158
CZK	—	—	—	153
EUR	12,259	1,976	81,744	41,073
GBP	75	—	—	31
HKD	—	—	5,079,189	4,014,446
IDR	25,567,281	598,697	2,118,580	1,323,840
INR	1,663,705	1,592,380	387,947	312,978
JOD	569	1,146	8,448	14
JPY	921,120	568,263	72,692,604	1,719,846
KZT	1,510	1,510	—	—
MGA	3,545,076	2,856,045	495,288	347,403
MMK	199,518	199,518	—	—
MYR	2,805	38,177	—	—
PHP	98,154	68,592	6,750	7,493
PKR	75,206,354	533,816	55,531	219,341
RUB	—	—	—	2,881
SAR	937	1,713	—	9,710
SEK	—	—	452,309	449,211
SGD	279	—	2,191	—
THB	—	—	—	389
USD	1,701,494	1,484,614	14,458,985	13,599,643
UYU	120,768	128,674	2,028	3,106
VND	848,242	1,184,670	—	4,495
ZAR	87,780	43,461	—	—

A sensitivity analysis on the Group’s income for the period assuming a 10% increase and decrease in currency exchange rates as of December 31, 2023 and 2022 are as follows:

In millions of won	2023			2022
Type	10% Increase		10% Decrease	10% Increase	10% Decrease
Increase (decrease) of profit before income tax	~~W~~	(1,828,308)	1,828,308	(1,703,053)	1,703,053
Increase (decrease) of shareholder’s equity (*)		(1,828,308)	1,828,308	(1,703,053)	1,703,053

(*)	The effect on the shareholder’s equity excluding the impact of income taxes.

The sensitivity analysis above is conducted for monetary assets and liabilities denominated in foreign currencies other than functional currency, without consideration of hedge effect of related derivatives, as of December 31, 2023 and 2022.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2023 and 2022

45.	Risk Management, Continued

(2)	Financial risk management, continued

To manage its foreign currency risk related to foreign currency denominated receivables and payables, the Group has a policy to enter into currency swap agreements. In addition, to manage its foreign currency risk related to foreign currency denominated expected sales transactions and purchase transactions, the Group enters into currency forward agreements.

There is an economic relationship between the hedged item and the hedging instrument as the terms of cross-currency swap agreement is consistent with the terms of expected transaction (repayment of foreign debt securities and others). The hedging ratio is 1:1 as the risk of cross-currency swap agreement matches the hedged item. As of December 31, 2023, the hedging instrument (cross-currency swap) hedges the risk of the hedged item(repayment of foreign debt securities and others).

②	Interest rate risk

The Group is exposed to interest rate risk due to its borrowing with floating interest rates. A 1%p increase or decrease is used when reporting interest rate risk internally to key management personnel and represents management’s assessment of the reasonably possible change in interest rates.

The Group’s borrowings and debt securities with floating interest rates as of December 31, 2023 and 2022 are as follows:

In millions of won
Type	2023		2022
Short-term borrowings	~~W~~	4,435,420	3,154,972
Long-term borrowings		7,766,588	5,388,073
Debt securities		305,602	269,101

	~~W~~	12,507,610	8,812,146

A sensitivity analysis on the Group’s borrowings and debt securities assuming a 1%p increase and decrease in interest rates for each of the two years in the period ended December 31, 2023 are as follows:

In millions of won	2023			2022
Type	1%p Increase		1%p Decrease	1%p Increase	1%p Decrease
Increase (decrease) of profit before income tax	~~W~~	(125,076)	125,076	(88,121)	88,121
Increase (decrease) of shareholder’s equity (*)		(125,076)	125,076	(88,121)	88,121

(*)	The effect on the shareholder’s equity excluding the impact of income taxes.

The Group manages its interest rate risk by having a balanced portfolio of fixed and variable rate loans and borrowings. To manage this, the Group enters into interest rate swaps, in which it agrees to exchange, at specified intervals, the difference between fixed and variable rate interest amounts calculated by reference to an agreed-upon notional principal amount. The above analysis measures the interest rate risk before reflecting the hedge effect by related derivatives.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2023 and 2022

45.	Risk Management, Continued

(2)	Financial risk management, continued

③	Electricity rates risk

The Group is exposed to electricity rates risk due to changes in government regulations and policies on national power supply schemes and electricity billing rates, in consideration of the national economy.

A sensitivity analysis on the Group’s income for the period assuming a 1% increase and decrease in price of electricity for each of the two years in the period ended December 31, 2023 is as follows:

In millions of won	2023			2022
Type	1% Increase		1% Decrease	1% Increase	1% Decrease
Increase (decrease) of profit before income tax	~~W~~	829,548	(829,548)	661,990	(661,990)
Increase (decrease) of shareholder’s equity (*)		829,548	(829,548)	661,990	(661,990)

(*)	The effect on the shareholder’s equity excluding the impact of income taxes.

(iv)	Liquidity risk

The Group has established an appropriate liquidity risk management framework for the management of the Group’s short, medium and long-term funding and liquidity management requirements. The Group manages liquidity risk by continuously monitoring forecasted and actual cash flows, and by matching the maturity profiles of financial assets and liabilities.

In addition, the Group has established credit lines on its trade financing and bank overdrafts, and through payment guarantees it has received, it maintains an adequate credit (borrowing) line. In addition, the Group has the ability to utilize excess cash or long-term borrowings for major construction investments.

The expected maturities for non-derivative financial liabilities as of December 31, 2023 and 2022 in detail are as follows:

In millions of won	2023
Type	Less than 1 year		1~2 Years	2~5 Years	More than 5 years	Total
Borrowings and debt securities	~~W~~	50,878,929	29,046,036	42,420,850	32,778,830	155,124,645
Lease liabilities		641,525	588,850	1,309,995	1,694,730	4,235,100
Trade and other payables (*1)		8,477,209	364,443	833,394	589,004	10,264,050
Financial guarantee contracts (*2)		121,415	2,546,689	1,645,488	85,597	4,399,189

	~~W~~	60,119,078	32,546,018	46,209,728	35,148,160	174,022,984

In millions of won	2022
Type	Less than 1 year		1~2 Years	2~5 Years	More than 5 years	Total
Borrowings and debt securities	~~W~~	26,157,747	27,367,577	47,361,676	37,115,832	138,002,832
Lease liabilities		639,756	657,210	1,390,374	1,925,012	4,612,352
Trade and other payables (*1)		11,369,512	347,563	1,008,133	734,112	13,459,320
Financial guarantee contracts (*2)		105,091	54,310	3,495,437	121,222	3,776,060

	~~W~~	38,272,106	28,426,660	53,255,620	39,896,178	159,850,564

(*1)	Excludes lease liabilities.

(*2)

This represents the total guarantee amounts associated with the financial guarantee contracts. Financial guarantee liabilities which are recognized as of December 31, 2023 and 2022 are ~~W~~49,992 million and ~~W~~67,240 million, respectively.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2023 and 2022

45.	Risk Management, Continued

(2)	Financial risk management, continued

As the Group manages liquidity based on net assets and net liabilities, information about non-derivative financial assets should be included in the disclosure for better understanding of liquidity risk management.

The expected maturities for non-derivative financial assets as of December 31, 2023 and 2022 in detail are as follows:

In millions of won	2023
Type	Less than 1 year		1~5 Years	More than 5 years	Other (*)	Total
Cash and cash equivalents	~~W~~	4,342,887	—	—	—	4,342,887
Financial assets at fair value through other comprehensive income		—	—	—	502,443	502,443
Financial assets at amortized cost		28,905	9,938	—	—	38,843
Loans and receivables		139,168	465,666	411,100	8,872	1,024,806
Long-term/short-term financial Instruments		578,578	22	23	833,692	1,412,315
Financial assets at fair value through profit or loss		2,054,021	1,381	6,523	649,360	2,711,285
Trade and other receivables		11,990,515	911,822	1,292,539	1,280	14,196,156

	~~W~~	19,134,074	1,388,829	1,710,185	1,995,647	24,228,735

In millions of won	2022
Type	Less than 1 year		1~5 Years	More than 5 years	Other (*)	Total
Cash and cash equivalents	~~W~~	3,234,780	—	—	—	3,234,780
Financial assets at fair value through other comprehensive income		—	—	—	502,829	502,829
Financial assets at amortized cost		16,762	10,231	5	—	26,998
Loans and receivables		132,877	411,594	502,050	—	1,046,521
Long-term/short-term financial Instruments		666,758	—	25	686,297	1,353,080
Financial assets at fair value through profit or loss		3,181,791	645	3,535	523,537	3,709,508
Trade and other receivables		10,464,191	1,083,593	1,080,831	—	12,628,615

	~~W~~	17,697,159	1,506,063	1,586,446	1,712,663	22,502,331

(*)	The maturities cannot be presently determined.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2023 and 2022

45.	Risk Management, Continued

(2)	Financial risk management, continued

Derivative liabilities classified by maturity periods which from reporting date to maturity dates as per the contracts as of December 31, 2023 and 2022 are as follows:

In millions of won	2023
Type	Less than 1 year		1~2 Years	2~5 Years	More than 5 years	Total
Net settlement
- Trading	~~W~~	—	—	—	—	—
Gross settlement
- Trading and others		(22,571)	(11,566)	(201,590)	(130,119)	(365,846)
- Hedging			(4,680)	(13,243)	(5,641)	(23,564)

	~~W~~	(22,571)	(16,246)	(214,833)	(135,760)	(389,410)

In millions of won	2022
Type	Less than 1 year		1~2 Years	2~5 Years	More than 5 years	Total
Net settlement
- Trading	~~W~~	—	—	—	—	—
Gross settlement
- Trading and others		(42,663)	(15,225)	(171,130)	(84,924)	(313,942)
- Hedging		—	(10,064)	(5,176)	(10,265)	(25,505)

	~~W~~	(42,663)	(25,289)	(176,306)	(95,189)	(339,447)

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2023 and 2022

45.	Risk Management, Continued

(3)	Fair value risk

The fair value of the Group’s actively-traded financial instruments (i.e., FVTPL, FVOCI, etc.) is based on the traded market-price as of the reporting period end. The fair value of the Group’s financial assets is the amount which the asset could be exchanged for or the amount a liability could be settled for.

The fair values of financial instruments where no active market exists or where quoted prices are not otherwise available are determined by using valuation techniques. Valuation techniques include using recent arm’s length market transactions between knowledgeable, willing parties, if available, reference to the current fair value of another instrument that is substantially the same, discounted cash flow analysis and option pricing models. If there is a valuation technique commonly used by market participants to price the instrument and that technique has been demonstrated to provide reliable estimates of prices obtained in actual market transactions, the Group uses that technique.

For trade receivables and payables, the Group considers the carrying value net of impairment as fair value. While for disclosure purposes, the fair value of financial liabilities is estimated by discounting a financial instruments with similar contractual cash flows based on current market interest rates applied to similar financial instruments.

(i)	Fair value and book value of financial assets and liabilities as of December 31, 2023 and 2022 are as follows:

In millions of won	2023			2022
Type	Book value		Fair value	Book value	Fair value
Assets recognized at fair value
Financial assets at fair value through other comprehensive income	~~W~~	502,443	502,443	502,829	502,829
Derivative assets (trading)		730,948	730,948	693,072	693,072
Derivative assets (applying hedge accounting)		269,446	269,446	324,952	324,952
Financial assets at fair value through profit or loss		2,711,285	2,711,285	3,709,508	3,709,508

	~~W~~	4,214,122	4,214,122	5,230,361	5,230,361

Assets carried at amortized cost
Financial assets at amortized cost	~~W~~	38,843	38,843	26,998	26,998
Loans and receivables		988,331	988,331	1,013,371	1,013,371
Trade and other receivables		14,179,322	14,179,322	12,614,902	12,614,902
Long-term financial instruments		833,737	833,737	686,322	686,322
Short-term financial instruments		578,578	578,578	666,758	666,758
Cash and cash equivalents		4,342,887	4,342,887	3,234,780	3,234,780

	~~W~~	20,961,698	20,961,698	18,243,131	18,243,131

Liabilities recognized at fair value
Derivative liabilities (trading)	~~W~~	428,670	428,670	407,246	407,246
Derivative liabilities (applying hedge accounting)		23,564	23,564	25,505	25,505

	~~W~~	452,234	452,234	432,751	432,751

Liabilities carried at amortized cost
Secured borrowings	~~W~~	773,646	773,646	102,368	102,368
Unsecured bond		113,792,178	111,218,771	105,185,189	96,846,056
Lease liabilities		3,807,880	3,807,880	4,163,143	4,163,143
Unsecured borrowings		19,062,162	19,061,348	15,282,193	15,280,693
Trade and other payables (*)		10,264,050	10,264,050	13,459,320	13,459,320
Overdraft		3,844	3,844	35,615	35,615

	~~W~~	147,703,760	145,129,539	138,227,828	129,887,195

(*)	Excludes lease liabilities.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2023 and 2022

45.	Risk Management, Continued

(3)	Fair value risk, continued

(ii)	Interest rates used for determining fair value

The interest rates used to discount estimated cash flows, when applicable, are based on the government yield curve at the reporting date plus an adequate credit spread.

The discount rate used for calculating fair value as of December 31, 2023 and 2022 are as follows:

Type	2023	2022
Derivatives	0.93%~10.36%	0.60%~7.93%
Borrowings and debt securities	0.96%~5.84%	0.75%~5.84%
Leases	0.00%~17.03%	0.00%~17.08%

(iii)	Fair value hierarchy

The following table provides an analysis of financial instruments that are measured subsequent to initial recognition at fair value, classified as Level 1, 2 or 3, based on the degree to which the fair value is observable.

Level 1:	Unadjusted quoted prices in active markets for identical assets or liabilities;

Level 2:	Inputs other than quoted prices that are observable for the asset or liability either directly or indirectly; and

Level 3:	Inputs that are not based on observable market data.

Fair values of financial instruments by hierarchy level as of December 31, 2023 and 2022 are as follows:

In millions of won	2023
Type	Level 1		Level 2	Level 3	Total
Financial assets at fair value
Financial assets at fair value through other comprehensive income	~~W~~	285,054	—	217,389	502,443
Derivative assets		—	1,000,394	—	1,000,394
Financial assets at fair value through profit or loss		—	2,704,550	6,735	2,711,285

	~~W~~	285,054	3,704,944	224,124	4,214,122

Financial liabilities at fair value
Derivative liabilities	~~W~~	—	452,234	—	452,234

In millions of won	2022
Type	Level 1		Level 2	Level 3	Total
Financial assets at fair value
Financial assets at fair value through other comprehensive income	~~W~~	300,057	—	202,772	502,829
Derivative assets		—	1,018,024	—	1,018,024
Financial assets at fair value through profit or loss		—	3,703,179	6,329	3,709,508

	~~W~~	300,057	4,721,203	209,101	5,230,361

Financial liabilities at fair value
Derivative liabilities	~~W~~	—	432,751	—	432,751

The fair value of financial assets traded in the market (including those measured at FVTPL and FVOCI) is measured at the closing bid price quoted at the end of the reporting period. Meanwhile, the fair value of unmarketable financial assets (including those measured at FVTPL and FVOCI) is calculated using the fair value measurement performed by external pricing service agents. In addition, the Group considered the major economic indicators and economic environment of the derivatives to be evaluated, and measured the fair value of the derivatives using a discounted cash flow model that reflects the Group’s credit risk.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2023 and 2022

45.	Risk Management, Continued

(3)	Fair value risk, continued

Changes of non-derivative financial assets and liabilities which are classified as level 3 for the year ended December 31, 2023 and 2022 are as follows:

In millions of won	2023
	Beginning balance		Acquisitions	Reclassified category	Valuation	Disposal	Foreign currency translation and others	Ending balance
Financial assets at fair value
Financial assets at fair value through profit or loss Cooperative	~~W~~	6,329	—	270	136	—	—	6,735
Financial assets at fair value through other comprehensive income Unlisted securities		202,243	9,550	—	5,445	(5,332)	856	212,762
Debt securities		529	4,080	—	18	—	—	4,627

In millions of won	2022
	Beginning balance		Acquisitions	Reclassified category	Valuation	Disposal	Foreign currency translation and others	Ending balance
Financial assets at fair value
Financial assets at fair value through profit or loss Cooperative	~~W~~	5,797	400	—	132	—	—	6,329
Financial assets at fair value through other comprehensive income Unlisted securities		160,790	9,451	—	33,237	—	(1,235)	202,243
Debt securities		491	—	—	38	—	—	529

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2023 and 2022

46.	Service Concession Arrangements

(1)	Hydroelectric Power Generation at Semangka, Indonesia (BOT)

(i)	Significant terms and concession period of the arrangement

Regarding Semangka hydroelectric power-generation business (BOT) in Indonesia, the Group has entered into a contract with PT. Perusahaan Listrik Negara (the “PT PLN”) whereby the Group shall provide electricity generated for about 30 years (2018 – 2048) after subsequent to the completion of plant construction and shall receive charge tariff rates designed to recover capital cost, fixed O&M cost, water usage cost, variable O&M cost and special facilities cost during the concession period.

(ii)	Rights and classification of the arrangement

The Group has the rights to use and own the power plant during the concession period from 2018 to 2048. At the end of the concession period, PT PLN has an option to take over the ownership of the power plant from the Group.

(iii)	Classification method

This project allows PT PLN to acquire ownership of the plant after the end of the 30 years contract period.

(iv)	The Group’s expected future collections of service concession arrangements as of December 31, 2023 are as follows:

In millions of won
Type	Amounts
Less than 1 year	~~W~~	32,354
1 ~ 2 years		32,281
2 ~ 3 years		32,321
Over 3 years		525,642

	~~W~~	622,598

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2023 and 2022

46.	Service Concession Arrangements, Continued

(2)	CPPAg Power Generation

(i)	Significant terms and concession period of the arrangement

The Group has entered into a contract with CPPAg (The Central Power Purchasing Agency Guarantee Limited) whereby the Group shall provide electricity generated for approximately 30 years (2020 – 2050) subsequent to the completion of plant construction and shall receive charge tariff rates designed to recover capital cost, variable O&M cost, fixed O&M cost, water usage cost, insurance cost and others during the concession period.

(ii)	Rights and classification of the arrangement

The Group has the rights to use and own the power plant during the concession period from 2020 to 2050. The Government of Pakistan has an option to take over the ownership of the power plant from the Group after the concession period has elapsed.

(iii)	Classification method

This project allows the Government of Pakistan to acquire ownership of the plant after the end of the contract period.

(iv)	The Group’s expected future collections of service concession arrangements as of December 31, 2023 are as follows:

In millions of won
Type	Amounts
Less than 1 year	~~W~~	75,717
1 ~ 2 years		75,717
2 ~ 3 years		75,717
Over 3 years		893,254

	~~W~~	1,120,405

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2023 and 2022

47.	Related Parties

(1)	Related parties of the Group as of December 31, 2023 are as follows:

Type	Related party
Parent	Republic of Korea government

Subsidiaries (166 subsidiaries)	Korea Hydro & Nuclear Power Co., Ltd., Korea South-East Power Co., Ltd., Korea Midland Power Co., Ltd., Korea Western Power Co., Ltd., Korea Southern Power Co., Ltd., Korea East-West Power Co., Ltd., KEPCO Engineering & Construction Company, Inc., KEPCO Plant Service & Engineering Co., Ltd., KEPCO Nuclear Fuel Co., Ltd., KEPCO KDN Co., Ltd., Gyeonggi Green Energy Co., Ltd., Korea Offshore Wind Power Co., Ltd., KOSEP Material Co., Ltd., KEPCO International HongKong Ltd., KEPCO International Philippines Inc., KEPCO Philippines Corporation, KEPCO Ilijan Corporation, KEPCO Gansu International Ltd., KEPCO Philippines Holdings Inc., KEPCO Neimenggu International Ltd., KEPCO Australia Pty., Ltd., KEPCO Shanxi International Ltd., KOMIPO Global Pte Ltd., KOSEP Australia Pty., Ltd., KOMIPO Australia Pty., Ltd., KOWEPO Australia Pty., Ltd., KOSPO Australia Pty., Ltd., KEPCO Netherlands B.V., KEPCO Middle East Holding Company, Qatrana Electric Power Company, KOWEPO International Corporation, KOSPO Jordan LLC, Korea Waterbury Uranium Limited Partnership, PT. Cirebon Power Service, EWP America Inc., KHNP Canada Energy Ltd., KEPCO Bylong Australia Pty., Ltd., KNF Canada Energy Limited, KEPCO Holdings de Mexico, KST Electric Power Company, S.A.P.I. de C.V., KEPCO Energy Service Company, KEPCO Netherlands S3 B.V., PT. KOMIPO Pembangkitan Jawa Bali, EWP Barbados 1 SRL, PT. Tanggamus Electric Power, KOMIPO America Inc., PT. EWP Indonesia, KEPCO Netherlands J3 B.V., Global One Pioneer B.V., Global Energy Pioneer B.V., Mira Power Limited, KEPCO KPS Philippines Corp., KOSPO Chile SpA, PT. KOWEPO Sumsel Operation And Maintenance Services, Commerce and Industry Energy Co., Ltd., Gyeongju Wind Power Co., Ltd., California Power Holdings, LLC, EWP Renewable Corporation, Hee Mang Sunlight Power Co., Ltd., Fujeij Wind Power Company, KOSPO Youngnam Power Co., Ltd., Chitose Solar Power Plant LLC., KEPCO Solar Co., Ltd., KEPCO Energy Solution Co., Ltd., KOSPO Power Services Ltda., KOEN Bylong Pty., Ltd., KOWEPO Bylong Pty., Ltd., KOSPO Bylong Pty., Ltd., EWP Bylong Pty., Ltd., KOWEPO Lao International, KOMIPO Bylong Pty., Ltd., Energy New Industry Specialized Investment Private Investment Trust., KEPCO Mangilao Holdings LLC, Mangilao Investment LLC, KEPCO Mangilao Solar, LLC, Jeju Hanlim Offshore Wind Co., Ltd., PT. Siborpa Eco Power, e-New Industry LB Fund 1, Songhyun e-New Industry Fund, BSK E-New Industry Fund VII, PT. Korea Energy Indonesia, KOLAT SpA, KEPCO California, LLC, KEPCO Mojave Holdings, LLC, Incheon Fuel Cell Co., Ltd., KOEN Service Co., Ltd., KOMIPO Service Co., Ltd., KOWEPO Service Co., Ltd., KOSPO Service Co., Ltd., EWP Service Co., Ltd., PT. KOMIPO Energy Indonesia, KNF Partners Co., Ltd., KOSPO USA Inc., Nambu USA LLC, Tamra Offshore Wind Power Co., Ltd., KEPCO MCS Co., Ltd., KEPCO FMS Co., Ltd., Firstkeepers Co., Ltd., Secutec Co., Ltd., SE Green Energy Co., Ltd., Mangilao Intermediate Holdings LLC, KEPCO CSC Co., Ltd., KOAK Power Limited, KOMIPO Europe B.V., Haenanum Energy Fund, Paju Ecoenergy Co., Ltd., Guam Ukudu Power LLC, K-SOLAR SHINAN Co., Ltd., KPS Partners Co., Ltd., KEPCO E&C Service Co., Ltd., Moha solar Co., Ltd., KHNP USA LLC, KOMIPO Vanphong Power Service LLC, Ogiri Solar Power Co., Ltd., BSK E-New Industry Fund X, Energy Innovation Fund I, KHNP Chile SpA, Yeong Yang Apollon Photovoltaic Co., Ltd., Yeong Yang Corporation Co., Ltd., SolarVader Co., Ltd., Yeong Yang Innovation Co., Ltd., Yeong Yang Horus Photovoltaic Co., Ltd., Yeong Yang Solar Management Co., Ltd., LSG Hydro Power Limited, KOEN Bio Co., Ltd., KOMIPO Energy Solution America, LLC, Elara Investment Holdings, LLC, Elara Equity Holdings, LLC, Elara Class B Holdings, LLC, Elara Class B Member, LLC, Elara Development Holdings, LLC, KOMIPO Development, LLC, Elara Energy Holdings, LLC, Elara Energy Project, LLC, KOMIPO Iberian Solar Group, S.L.U., KOWEPO Europe B.V., CVS Equity Holdings, LLC, CVS Class B Holdings, LLC, CVS Development Holdings, LLC, CVS Development, LLC, CVS Class B Member, LLC, CVS Energy Holdings, LLC, Concho Valley Energy, LLC, Concho Valley Solar, LLC, Jeongam Wind Power Co., Ltd., Yeongdeok Sunrise Wind Power Co., Ltd., UI Carbon-Neutrality Fund, KA Power Limited, Western Power Changgi Solar Co., Ltd., Digital Innovation Growth Fund, EWP Australia Pty., Ltd., Columboola Solar Farm Hold Co Pty., Ltd., J Wind First, LLC, KEPCO Holding Company, KEPCO for Maintenance Company, KOSPO Trumbull LLC, Changjuk Wind Power Co., Ltd., KEPCO KPS South Africa Pty., Ltd., Chile Solar JV SpA, KOWEPO Holding Limited, Columboola Solar Farm Nominees Pty., Ltd., Columboola Solar Farm Op Trust, Columboola Solar Farm Fin Co Pty., Ltd., Magna Energy New Industrial Fund, EWP ESS Holdings, LLC, Fairhaven ESS LLC

Associates (99 associates)	Dongducheon Dream Power Co., Ltd., Korea Gas Corporation, Daegu Photovoltaic Co., Ltd., Haeng Bok Do Si Photovoltaic Power Co., Ltd., Korea Electric Power Industrial Development Co., Ltd., Goseong Green Power Co., Ltd., Gangneung Eco Power Co., Ltd., Shin Pyeongtaek Power Co., Ltd., Noeul Green Energy Co., Ltd., YTN Co., Ltd., Samcheok Eco Materials Co., Ltd., Gangwon Wind Power Co., Ltd., Gwangyang Green Energy Co., Ltd., Hyundai Green Power Co., Ltd., Korea Power Exchange, Taebaek Guinemi Wind Power Co., Ltd., Daeryun Power Co., Ltd., KNH Solar Co., Ltd., S-Power Co., Ltd., SPC Power Corporation, Gemeng International Energy Co., Ltd., PT. Cirebon Electric Power, KNOC Nigerian East Oil Co., Ltd., KNOC Nigerian West Oil Co., Ltd., PT Wampu Electric Power, PT. Bayan Resources TBK, Nepal Water & Energy Development Company Private Limited, Pioneer Gas Power Limited, Xe-Pian Xe-Namnoy Power Co., Ltd., PT. Mutiara Jawa, Jinbhuvish Power Generation Pvt. Ltd., Daejung Offshore Wind Power Co., Ltd., GS Donghae Electric Power Co., Ltd., Busan Green Energy Co., Ltd., Hansuwon KNP Co., Ltd., Korea Electric Power Corporation Fund, Energy Infra Asset Management Co., Ltd., Daegu clean Energy Co., Ltd., Yaksu ESS Co., Ltd., PND Solar Co., Ltd., Hyundai Eco Energy Co., Ltd., YeongGwang Yaksu Wind Electric Co., Ltd., Green Energy Electricity Generation Co., Ltd., Korea Energy Solutions Co., Ltd., ITR Co., Ltd., STN Co., Ltd., Indeck Niles Development, LLC, Indeck Niles Asset Management, LLC, Hanwha Corporation-linked Sunlight Power Special Private Equity Investment Trust No. 1, Suwon New Power Co., Ltd., Gwangbaek Solar Power Investment Co., Ltd., Go deok Clean Energy Co., Ltd., SureDataLab Co., Ltd., SEP Co., Ltd., Hankook Electric Power Information Co., Ltd., Tronix Co., Ltd., O2&B Global Co., Ltd., Muan Sunshine Solar Power Plant Co., Ltd., Bigeum Resident Photovoltaic Power Co., Ltd., Goesan Solar park Co., Ltd., Saemangeum Heemang Photovoltaic Co., Ltd., Bitgoel Eco Energy Co., Ltd., Jeju Gimnyeong Wind Power Co., Ltd., Seoroseoro Sunny Power Plant Co., Ltd., Muan Solar Park Co., Ltd., YuDang Solar Co., Ltd., Anjwa Smart Farm & Solar City Co., Ltd., KPE Green Energy Co., Ltd.(formerly, Daewon Green Energy Co., Ltd.), G.GURU Co., Ltd., UD4M Co., Ltd., Dongbu Highway Solar Co., Ltd., Seobu Highway Solar Co., Ltd., Korea Energy Data Co., Ltd., Gangneung Sacheon Fuel Cell Co., Ltd., Kosture Co., Ltd., Taebaek Gadeoksan Wind Power Co., Ltd., Chuncheon Green Energy Co., Ltd., Yeomsubong Wind Power Co., Ltd., Yeongyang Wind Power Corporation II, Haeparang Energy Co., Ltd., Saemangeum Sebit Power Plant Co., Ltd., Boulder Solar III, LLC, PlatformN. Co., Ltd., PT. Cirebon Energi Prasarana, Future Convergence Technology Laboratory. Co., Ltd., ECO Motion Co., Ltd.(formerly, SC E&G Co., Ltd.), REC’s Innovation Co., Ltd.(formerly, Wang San Engineering. Co., Ltd.), ACE, Co., Ltd., Environment and Energy Co., Ltd., Green Radiation Co., Ltd., Santiago Solar Power SpA, Yanggu Floating Photovoltaic Power Plant Inc., Changwon SG energy Co., Ltd., Donpyung Technology. Co., Ltd., Power Embedded, HORANG ENERGY Inc., Hoenggye Renewable Energy Co., Ltd., Haman Green Energy Co., Ltd., Songsan Green Energy Co., Ltd.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2023 and 2022

47.	Related Parties, Continued

(1)	Related parties of the Group as of December 31, 2023 are as follows, continued:

Type	Related party

Joint ventures (111 joint ventures)	Daegu Green Power Co., Ltd., KEPCO SPC Power Corporation, KAPES, Inc., Honam Wind Power Co., Ltd., Korea Power Engineering Service Co., Ltd., Seokmun Energy Co., Ltd., Incheon New Power Co., Ltd., Chun-cheon Energy Co., Ltd., Yeonggwangbaeksu Wind Power Co., Ltd., KW Nuclear Components Co., Ltd., Busan Shinho Solar Power Co., Ltd., Global Trade Of Power System Co., Ltd., Expressway Solar-light Power Generation Co., Ltd., Gansu Datang Yumen Wind Power Co., Ltd., Datang Chifeng Renewable Power Co., Ltd., Rabigh Electricity Company, Rabigh Operation & Maintenance Company Limited, Datang KEPCO Chaoyang Renewable Power Co., Ltd., Shuweihat Asia Power Investment B.V., Shuweihat Asia Operation & Maintenance Company, Waterbury Lake Uranium L.P., ASM-BG Investicii AD, RES Technology AD, Jamaica Public Service Company Limited, KV Holdings, Inc., Amman Asia Electric Power Company, Kelar S.A., PT. Tanjung Power Indonesia, Nghi Son 2 Power LLC, Daehan Wind Power PSC, MOMENTUM, Barakah One Company, Nawah Energy Company, Yeonggwang Wind Power Co., Ltd., Chester Solar IV SpA, Chester Solar V SpA, Diego de Almagro Solar SpA, South Jamaica Power Company Limited, Daesan Green Energy Co., Ltd., RE Holiday Holdings LLC, RE Pioneer Holdings LLC, RE Barren Ridge 1 Holdings LLC, RE Astoria 2 LandCo LLC, RE Barren Ridge LandCo LLC, Laurel SpA, KIAMCO KOWEPO Bannerton Hold Co Pty Ltd, Cheong-Song Noraesan Wind Power Co., Ltd., Chester Solar I SpA, Solar Philippines Calatagan Corporation, Saemangeum Solar Power Co., Ltd., Chungsongmeon BongSan wind power Co., Ltd., Jaeun Resident Wind Power Plant Co., Ltd., DE Energia SpA, Dangjin Eco Power Co., Ltd., Haemodum Solar Co., Ltd., Yangyang Wind Power Co., Ltd., Horus Solar, S.A. de C.V., Recursos Solares PV de Mexico II, S.A. de C.V., Sunmex Renovables, S.A. de C.V., Stavro Holding II A.B., Solaseado Solar Power Co., Ltd., Yeongam Solar Power Co., Ltd., Samsu Wind Power Co., Ltd., Pulau Indah Power Plant Sdn. Bhd., NH-Amundi Global Infrastructure Investment Private Investment Trust 21, Shin-han BNPP Private Investment Trust for East-West Sunlight Dream, PT Barito Wahana Tenaga, Cheongna Energy Co., Ltd., Dayone Energy Co., Ltd., OneEnergy Asia Limited, KAS INVESTMENT I LLC, KAS INVESTMENT II LLC, Energyco Co., Ltd., CAES, LLC, Hapcheon Floating Photovoltaic Power Plant Inc., Busan Industrial Solar Power Co., Ltd., Bitsolar Energy Co., Ltd., Naepo Green Energy Co., Ltd., Pulau Indah O&M Sdn. Bhd., Guadalupe Solar SpA, Omisan Wind Power Co., Ltd., Foresight Iberian Solar Group Holding, S.L., Yeongwol Eco Wind Co., Ltd., Gurae Resident Power Co., Ltd., Cheongju Eco Park Co., Ltd., Prime Swedish Holding AB, Enel X Midland Photovoltaic, LLC, Geumsungsan Wind Power Co., Ltd., KEPCO KPS CARABAO Corp., Goheung New Energy Co., Ltd., Gunsan Land Solar Co., Ltd., CapMan Lynx SCA, SICAR, International Offshore Power Transmission Holding Company Limited, Eumseong Eco Park Co., Ltd., Changwon Nu-ri Energy Co., Ltd., PungBack Wind Farm Corporation, Seobusambo highway photovoltaics Co., Ltd., Seungmun Green Energy, Pyeongchang Wind Power Co., Ltd., Trumbull Asset Management, LLC, S-Power Chile SpA, Taebaek Wind Power Co., Ltd., Yangyang Suri Wind Power Co., Ltd., KEPCO for Power Company, Jeonju Bio Green Energy Co., Ltd., Kumyang Eco Park Co., Ltd., Jeongeup Green Power Co., Ltd., Hadong E-factory Co., Ltd., Namyangju Combined Heat and Power Co., Ltd., Wadi Noor Solar Power Company SAOC, Fairhaven Energy Storage LLC

Others (2 others)	Korea Development Bank, KEPCO Lebanon SARL

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2023 and 2022

47.	Related Parties, Continued

(2)	Transactions between the Group and its subsidiaries are eliminated during the consolidation and are not disclosed in notes.

(3)	Related party transactions for each of the two years in the period ended December 31, 2023 are as follows:

<Sales and Others>

In millions of won		Sales and others
Company name	Transaction type	2023		2022
<Associates>
Korea Gas Corporation	Electricity sales	~~W~~	140,630	155,309
Goseong Green Power Co., Ltd.	Electricity sales		842,270	1,062,108
Dongducheon Dream Power Co., Ltd.	Electricity sales		16,138	8,942
Saemangeum Sebit Power Plant Co., Ltd.	Electricity sales		2,313	1,418
Daejung Offshore Wind Power Co., Ltd.	Electricity sales		84	46
Daegu Photovoltaic Co., Ltd.	Electricity sales		408	268
Haeng Bok Do Si Photovoltaic Power Co., Ltd.	Electricity sales		3	2
Korea Electric Power Industrial Development Co., Ltd.	Service		11,115	10,369
Gangneung Eco Power Co., Ltd.	Fuel sales		943,063	459,404
Shin Pyeongtaek Power Co., Ltd.	Electricity sales		91,830	27,486
Noeul Green Energy Co., Ltd.	Electricity sales		8,431	9,396
Samcheok Eco Materials Co., Ltd.	Electricity sales		615	546
YTN Co., Ltd.	Electricity sales		2,908	2,180
Busan Green Energy Co., Ltd.	Electricity sales		10,733	5,055
Korea Electric Vehicle Charging Service (*5)	Electricity sales		—	3,686
Energy Infra Asset Management Co., Ltd.	Electricity sales		89	—
Gangwon Wind Power Co., Ltd.	Electricity sales		2,464	1,549
Gwangyang Green Energy Co., Ltd.	Electricity sales		1,492	1,848
Bigeum Resident Photovoltaic Power Co., Ltd.	Electricity sales		888	660
Hyundai Green Power Co., Ltd.	Electricity sales and design service		6,668	7,063
Korea Power Exchange	Service		52,262	16,596
Taebaek Wind Power Co., Ltd. (*1)	Service		—	861
Pyeongchang Wind Power Co., Ltd.	Electricity sales		—	1,323
Daeryun Power Co., Ltd.	Electricity sales		3,187	2,016
Changjuk Wind Power Co., Ltd. (*4)	Electricity sales		—	1,350
GS Donghae Electric Power Co., Ltd.	Electricity sales		28,164	5,238
KNH Solar Co., Ltd.	Electricity sales		15	13
S-Power Co., Ltd.	Service		4,965	4,588
Chuncheon Green Energy Co., Ltd.	Electricity sales		82	2
Yeongyang Wind Power Corporation II	Comission		150	—
PND solar Co., Ltd.	Electricity sales		547	427
Hyundai Eco Energy Co., Ltd.	Electricity sales		1,236	277
YeongGwang Yaksu Wind Electric Co., Ltd.	Electricity sales		96	66
Taebaek Gadeoksan Wind Power Co., Ltd.	Electricity sales		3,998	1,952
Korea Energy Solutions Co., Ltd.	Electricity sales		2	2
ITR Co., Ltd.	Others		3	6
STN Co., Ltd. (formerly, Structure test network Co., Ltd.).	Others		—	7
Namjeongsusang Solar Power Operation Co., Ltd. (*3)	Electricity sales		31	21
Hanwha Corporation-linked Sunlight Power Special Private Equity Investment Trust No. 1	Others		405	394
Bitgoel Eco Energy Co., Ltd.	Electricity sales		1,581	1,397
Jeju Gimnyeong Wind Power Co., Ltd.	Electricity sales		315	367
Seoroseoro Sunny Power Plant Co., Ltd.	Electricity sales		2	1
Muan Solar Park Co., Ltd.	Electricity sales		3,083	950
YuDang Solar Co., Ltd.	Electricity sales		100	160
Anjwa Smart Farm & Solar City Co., Ltd.	Electricity sales		2,479	1,068
KPE Green Energy Co., Ltd. (formerly, Daewon Green Energy Co., Ltd.).	Electricity sales		163	185
Saemangeum Heemang Photovoltaic Co., Ltd.	Electricity sales		3,538	5,740
UD4M Co., Ltd.	Electricity sales		3	2
Dongbu Highway Solar Co., Ltd.	Electricity sales		11	8
Seobu Highway Solar Co., Ltd.	Electricity sales		12	8
Santiago Solar Power SpA	Dividends income		586	—

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2023 and 2022

47.	Related Parties, Continued

(3)	Related party transactions for each of the two years in the period ended December 31, 2023 are as follows, continued:

In millions of won		Sales and others
Company name	Transaction type	2023		2022
<Associates>
Gwangbaek Solar Power Investment Co., Ltd.	Electricity sales	~~W~~	644	—
Go deok Clean Energy Co., Ltd.	Electricity sales		4,685	—
SureDataLab Co., Ltd.	Electricity sales		1	1
Suwon New Power Co., Ltd.	Electricity sales		91	118
KOSTURE Co., Ltd.	Electricity sales		—	5
PlatformN. Co., Ltd.	Others		16	14
Muan Sunshine Solar Power Plant Co., Ltd.	Electricity sales		403	17
Gangneung Sacheon Fuel Cell Co., Ltd.	Electricity sales		133	151
11 Associates (Overseas)	Others		385,605	548,507

<Joint ventures>
Seobusambo highway photovoltaics Co., Ltd.	Electricity sales		16	3
Yangyang Suri Wind Power Co., Ltd.			169	—
Naepo Green Energy Co., Ltd.	Electricity sales		3,462	761
Cheongna Energy Co., Ltd.	Others		32,835	39,802
Boim Combined Heat and Power Generation Co., Ltd. (formerly, Dayone Energy Co., Ltd.)	Service		2,110	7,761
Daegu Green Power Co., Ltd.	Electricity sales		1,694	1,190
Prime Swedish Holding AB	Electricity sales		292	284
KAPES, Inc.	Commission		1,604	450
Honam Wind Power Co., Ltd.	Electricity sales		610	242
Korea Power Engineering Service Co., Ltd.	Service		159	268
Seokmun Energy Co., Ltd.	Service		1,792	1,685
Incheon New Power Co., Ltd.	Others		458	14
Chun-cheon Energy Co., Ltd.	Electricity sales		2,976	2,505
Yeonggwangbaeksu Wind Power Co., Ltd.	Electricity sales		1,962	1,898
Yeonggwang Wind Power Co., Ltd.	Electricity sales		3,607	871
NH-Amundi Global Infrastructure Investment Private Investment Trust 21	Others		1,568	1,415
KW Nuclear Components Co., Ltd.	Service		1,612	1,624
Taebaek Wind Power Co., Ltd. (*1)	Others		2,864	—
Pyeongchang Wind Power Co., Ltd.	Electricity sales		2,087	—
KEPCO-Uhde Inc. (*2)	Electricity sales		—	12
Busan Shinho Solar Power Co., Ltd.	Electricity sales		1,205	502
Expressway Solar-light Power Generation Co., Ltd.	Electricity sales		43	—
Goheung New Energy Co., Ltd.	Electricity sales		3,214	141
Gunsan Land Solar Co., Ltd.	Electricity sales		809	518
Daesan Green Energy Co., Ltd.	Electricity sales		760	394
Cheong-Song Noraesan Wind Power Co., Ltd.	Electricity sales		901	698
Chungsongmeon BongSan wind power Co., Ltd.	Electricity sales		1	1
Saemangeum Solar Power Co., Ltd.	Service		—	100
Dangjin Eco Power Co., Ltd.	Electricity sales		40	32
Yangyang Wind Power Co., Ltd.	Electricity sales		13	—
Energyco Co., Ltd.	Electricity sales		457	463
Hapcheon Floating Photovoltaic Power Plant Inc.	Electricity sales		88	544
Busan Industrial Solar Power Co., Ltd.	Electricity sales		22	14
Bitsolar Energy Co., Ltd.	Electricity sales		357	498
Omisan Wind Power Co., Ltd.	Electricity sales		26	1
S-Power Chile SpA	Interest income		20	—
Haemodum Solar Co., Ltd.	Electricity sales		431	42
Yeongam Solar Power Co., Ltd.	Electricity sales		1,131	379
Samsu Wind Power Co., Ltd.	Electricity sales		514	—
Solaseado Solar Power Co., Ltd.	Electricity sales		1,876	1,851
Yeongwol Eco Wind Co., Ltd.	Electricity sales		102	—
Gurae Resident Power Co., Ltd.	Electricity sales		8	—
Cheongju Eco Park Co., Ltd.	Electricity sales		6,397	204
Enel X Midland Photovoltaic, LLC	Electricity sales		11	12
Eumseong Eco Park Co., Ltd.	Electricity sales		19	2
Geumsungsan Wind Power Co., Ltd.	Electricity sales		68	7
41 Joint ventures (Overseas)	Others		746,989	606,513

<Others>
Korea Development Bank	Electricity sales		5,467	4,134
	Interest income		5,930	2,222

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2023 and 2022

47.	Related Parties, Continued

(3)	Related party transactions for each of the two years in the period ended December 31, 2023 are as follows, continued:

<Purchase and Others>

In millions of won		Purchase and others
Company name	Transaction type	2023		2022
<Associates>
Korea Gas Corporation	Electricity sales	~~W~~	8,873,781	11,996,402
Goseong Green Power Co., Ltd.	Electricity sales		1,572,074	1,905,502
Dongducheon Dream Power Co., Ltd.	Electricity sales		1,744,247	2,244,332
Saemangeum Sebit Power Plant Co., Ltd.	Electricity sales		22,365	23,159
Daegu Photovoltaic Co., Ltd.	Electricity sales		4,247	4,744
Haeng Bok Do Si Photovoltaic Power Co., Ltd.	Electricity sales		408	563
Korea Electric Power Industrial Development Co., Ltd.	Service		305,105	251,468
Gangneung Eco Power Co., Ltd.	Others		6,996	—
Shin Pyeongtaek Power Co., Ltd.	Electricity sales		1,040,965	957,294
Noeul Green Energy Co., Ltd.	Electricity sales		10,466	14,176
Samcheok Eco Materials Co., Ltd.	Electricity sales		8,130	12,019
YTN Co., Ltd.	Electricity sales		309	304
Busan Green Energy Co., Ltd.	Electricity sales		23,211	26,219
Energy Infra Asset Management Co., Ltd.	Others		2,701	2,779
Yaksu ESS Co., Ltd.	Electricity sales		508	851
Gangwon Wind Power Co., Ltd.	Electricity sales		32,525	40,130
Goesan Solar park Co., Ltd.	Electricity sales		6,530	7,642
Korea Power Exchange	Service		82,572	93,817
Taebaek Wind Power Co., Ltd. (*1)	Service and REC		7,476	7,442
Taebaek Guinemi Wind Power Co., Ltd.	Electricity sales		5,529	6,793
Pyeongchang Wind Power Co., Ltd.	Design service and others		—	3,884
Daeryun Power Co., Ltd.	Electricity sales		353,371	428,534
Changjuk Wind Power Co., Ltd. (*4)	Electricity sales		—	9,027
GS Donghae Electric Power Co., Ltd.	Electricity sales		1,047,584	1,035,263
KNH Solar Co., Ltd.	Electricity sales		3,535	4,348
S-Power Co., Ltd.	Service		973,646	1,091,741
Yeongyang Wind Power Corporation II	Comission		1,457	—
PND solar Co., Ltd.	Electricity sales		5,301	6,173
Hyundai Eco Energy Co., Ltd.	Electricity sales		26,266	29,209
YeongGwang Yaksu Wind Electric Co., Ltd.	Electricity sales		6,776	7,382
Taebaek Gadeoksan Wind Power Co., Ltd.	Electricity sales		34,940	25,880
Korea Energy Solutions Co., Ltd.	Electricity sales		128	102
STN Co., Ltd. (formerly, Structure test network Co., Ltd.).	Others		10	—
Green Energy Electricity Generation Co., Ltd.	Electricity sales		948	2,962
Namjeongsusang Solar Power Operation Co., Ltd. (*3)	Electricity sales		—	9,491
Bitgoel Eco Energy Co., Ltd.	Service and others		28,334	930
Jeju Gimnyeong Wind Power Co., Ltd.	Electricity sales		8,635	12,364
Seoroseoro Sunny Power Plant Co., Ltd.	REC and others		874	1,138
Muan Solar Park Co., Ltd.	REC and others		16,554	17,052
YuDang Solar Co., Ltd.	REC and others		1,860	1,915
Anjwa Smart Farm & Solar City Co., Ltd.	Electricity sales		17,332	16,942
KPE Green Energy Co., Ltd. (formerly, Daewon Green Energy Co., Ltd.).	Others		62,212	42,651
Saemangeum Heemang Photovoltaic Co., Ltd.	Electricity sales		440	1,039
G.GURU Co., Ltd.	Electricity sales		—	452
UD4M Co., Ltd.	Electricity sales		117	313
Dongbu Highway Solar Co., Ltd.	Electricity sales		2,937	3,516
Seobu Highway Solar Co., Ltd.	Electricity sales		2,880	3,452
REC’s Innovation Co., Ltd. (formerly, Wang San Engineering. Co,. Ltd.)	Interest income/ Dividends income		6	—
Green Radiation Co., Ltd.	Ordinary development expense		11	—

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2023 and 2022

47.	Related Parties, Continued

(3)	Related party transactions for each of the two years in the period ended December 31, 2023 are as follows, continued:

In millions of won		Purchase and others
Company name	Transaction type	2023		2022
Gwangbaek Solar Power Investment Co., Ltd.	Electricity sales	~~W~~	565	602
Go deok Clean Energy Co., Ltd.	Electricity sales		11,545	—
PlatformN. Co., Ltd.	Others		—	475
Muan Sunshine Solar Power Plant Co., Ltd.	Electricity sales		16,328	19,514
Gangneung Sacheon Fuel Cell Co., Ltd.	Electricity sales		1,324	—
11 Associates (Overseas)	Others		91,233	101,790
<Joint ventures>
Seobusambo highway photovoltaics Co., Ltd.	Electricity sales		502	103
Cheongna Energy Co., Ltd.	Service		60	80
Boim Combined Heat and Power Generation Co., Ltd. (formerly, Dayone Energy Co., Ltd.)	Service		8,151	13,872
Daegu Green Power Co., Ltd.	Electricity sales		370,787	508,601
KAPES, Inc.	Commission		19,112	9,306
Honam Wind Power Co., Ltd.	Electricity sales		8,643	7,662
Korea Power Engineering Service Co., Ltd.	Others		812	830
Seokmun Energy Co., Ltd.	Others		60,009	60,799
Chun-cheon Energy Co., Ltd.	Electricity sales		585,656	585,689
Yeonggwangbaeksu Wind Power Co., Ltd.	Electricity sales		17,228	13,990
Yeonggwang Wind Power Co., Ltd.	Electricity sales		40,605	31,221
KW Nuclear Components Co., Ltd.	Service		14,114	9,504
Taebaek Wind Power Co., Ltd.	Service		7,476	—
Pyeongchang Wind Power Co., Ltd.	Electricity sales		3,542	—
Busan Shinho Solar Power Co., Ltd.	Electricity sales		10,248	10,601
Global Trade Of Power System Co., Ltd.	Service		223	715
Expressway Solar-light Power Generation Co., Ltd.	Electricity sales		3,362	4,016
Goheung New Energy Co., Ltd.	Electricity sales		5,264	—
Gunsan Land Solar Co., Ltd.	Electricity sales		486	533
Daesan Green Energy Co., Ltd.	Electricity sales		139,721	129,736
Cheong-Song Noraesan Wind Power Co., Ltd.	Electricity sales		882	980
Saemangeum Solar Power Co., Ltd.	Electricity sales		—	1
Dangjin Eco Power Co., Ltd.	Electricity sales		5,583	5,696
Yangyang Wind Power Co., Ltd.	Service and Electricity sales		10	—
Energyco Co., Ltd.	Electricity sales		6,539	7,898
Hapcheon Floating Photovoltaic Power Plant Inc.	Service and REC		—	2,526
Busan Industrial Solar Power Co., Ltd.	Electricity sales		3,656	4,575
Bitsolar Energy Co., Ltd.	Electricity sales		12,946	13,030
Haemodum Solar Co., Ltd.	Electricity sales		402	2,168
Yeongam Solar Power Co., Ltd.	Electricity sales		34,981	44,745
Samsu Wind Power Co., Ltd.	Electricity sales		8,269	10,605
Solaseado Solar Power Co., Ltd.	Electricity sales		18,259	28,698
Gurae Resident Power Co., Ltd.	Electricity sales		1	—
Cheongju Eco Park Co., Ltd.	Electricity sales		95,059	94,409
Enel X Midland Photovoltaic, LLC	Electricity sales		2,431	1,871
Eumseong Eco Park Co., Ltd.	Electricity sales		27,765	—
41 Joint ventures (Overseas)	Others		17,222	16,859

<Others>
Korea Development Bank	Interest expense		5,559	4,208
	Dividends paid		—	12

(*1)	Taebaek Wind Power Co., Ltd. was changed from an associate to a joint venture for the year ended December 31, 2023.
(*2)	KEPCO-Uhde Inc. is not a related party of the Group as of December 31, 2023 as the liquidation process was completed for the year ended December 31, 2023.
(*3)	Namjeongsusang Solar Power Operation Co., Ltd. is not a related party of the Group as of December 31, 2023 as the sale of shares was completed for the year ended December 31, 2023.
(*4)	Changjuk Wind Power Co., Ltd. was reclassified from an associate to a subsidiary for the year ended December 31, 2022, and the amount is before reclassification to a subsidiary.
(*5)	Korea Electric Vehicle Charging Service is not a related party of the Group as of December 31, 2023 as the sale of shares was completed for the year ended December 31, 2022.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2023 and 2022

47.	Related Parties, Continued

(4)	Receivables and payables arising from related party transactions as of December 31, 2023 and 2022 are as follows:

In millions of won		Receivables			Payables
Company name	Type	2023		2022	2023	2022
<Associates>
Korea Gas Corporation	Trade receivables	~~W~~	14,671	12,415	—	—
	Non-trade receivables and others		12,513	54,232	—	—
	Trade payables		—	—	480,974	1,882,607
	Non-trade payables and others		—	—	1,378	1,294
Goseong Green Power Co., Ltd.	Trade receivables		55,719	76,254	—	—
	Non-trade receivables and others		15	14	—	—
	Trade payables		—	—	120,270	182,095
	Non-trade payables and others		—	—	48,621	52,515
Dongducheon Dream Power Co., Ltd.	Trade receivables		2,573	592	—	—
	Non-trade receivables and others		478	270	—	—
	Trade payables		—	—	117,975	293,256
			—	—	—	—
Saemangeum Sebit Power Plant Co., Ltd.	Non-trade receivables and others		341	653	—	—
Daejung Offshore Wind Power Co., Ltd.	Non-trade receivables and others		263	123	—	—
Daegu Photovoltaic Co., Ltd.	Trade payables		—	—	105	135
	Non-trade payables and others		—	—	—	2
Korea Electric Power Industrial Development Co., Ltd.	Trade receivables		176	164	—	—
	Non-trade receivables and others		—	2	—	—
	Trade payables		—	—	2,021	150
	Non-trade payables and others		—	—	8,077	9,588
Gangneung Eco Power Co., Ltd.	Trade receivables		59,623	19,364	—	—
	Non-trade receivables and others		—	478	—	—
	Non-trade payables and others		—	—	94	94
Shin Pyeongtaek Power Co., Ltd.	Trade receivables		1,814	7,375	—	—
	Non-trade receivables and others		4,933	1,068	—	—
	Trade payables		—	—	86,801	109,274
	Non-trade payables and others		—	—	385	101
Noeul Green Energy Co., Ltd.	Trade receivables		6	3	—	—
	Non-trade receivables and others		18,356	9,365	—	—
	Non-trade payables and others		—	—	3,005	2,468
Samcheok Eco Materials Co., Ltd.	Trade receivables		33	46	—	—
YTN Co., Ltd.	Trade receivables		133	112	—	—
Busan Green Energy Co., Ltd.	Trade receivables		1	1	—	—
	Non-trade receivables and others		32,720	26,681	—	—
	Non-trade payables and others		—	—	3,642	4,415
Gunsan Bio Energy Co., Ltd. (*4)	Non-trade receivables and others		—	11,728	—	—
Yaksu ESS Co., Ltd.	Trade payables		—	—	538	—
Gangwon Wind Power Co., Ltd.	Trade receivables		13	6	—	—
	Trade payables		—	—	3,206	5,197
Gwangyang Green Energy Co., Ltd.	Trade receivables		1,069	—	—	—
	Non-trade receivables and others		716	1,436	—	—
Bigeum Resident Photovoltaic Power Co., Ltd.	Trade receivables		406	343	—	—
	Non-trade receivables and others		1,316	516	—	—
Goesan Solar park Co., Ltd.	Trade payables		—	—	56	346
Hyundai Green Power Co., Ltd.	Trade receivables		903	839	—	—
Korea Power Exchange	Trade receivables		1,583	223	—	—
	Non-trade receivables and others		1	—	—	—
	Trade payables		—	—	16,367	—
	Non-trade payables and others		—	—	2,520	2,405
Taebaek Wind Power Co., Ltd.	Trade payables		—	—	—	680
	Non-trade payables and others		—	—	—	178
Pyeongchang Wind Power Co., Ltd. (*1)	Trade payables		—	3	—	—
	Non-trade payables and others		—	—	—	211
Taebaek Guinemi Wind Power Co., Ltd.	Trade payables		—	—	572	885
	Non-trade payables and others		—	—	286	—
Daeryun Power Co., Ltd.	Trade receivables		326	195	—	—
	Trade payables		—	—	32,140	55,725

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2023 and 2022

47.	Related Parties, Continued

(4)	Receivables and payables arising from related party transactions as of December 31, 2023 and 2022 are as follows, continued:

In millions of won		Receivables			Payables
Company name	Type	2023		2022	2023	2022
<Associates>
GS Donghae Electric Power Co., Ltd.	Trade receivables	~~W~~	159	872	—	—
	Non-trade receivables and others		169	1,558	—	—
	Trade payables		—	—	72,951	72,947
	Non-trade payables and others		—	—	125	14,565
Yeongyang Wind Power Corporation II	Non-trade receivables and others		165	—	—	—
KNH Solar Co., Ltd.	Trade receivables		1	1	—	—
	Trade payables		—	—	19	—
	Non-trade payables and others		—	—	1	—
S-Power Co., Ltd.	Trade receivables		213	77	—	—
	Non-trade receivables and others		53	44	—	—
	Trade payables		—	—	79,459	135,504
	Non-trade payables and others		—	—	—	11
PND solar Co., Ltd.	Trade payables		—	—	296	210
Hyundai Eco Energy Co., Ltd.	Trade receivables		28	22	—	—
	Trade payables		—	—	408	738
YeongGwang Yaksu Wind Electric Co., Ltd.	Trade receivables		10	7	—	—
	Non-trade receivables and others		2,294	—	—	—
	Trade payables		—	—	828	589
	Non-trade payables and others		—	—	—	2,050
Taebaek Gadeoksan Wind Power Co., Ltd.	Non-trade receivables and others		1,539	97	—	—
	Trade payables		—	—	12,739	12,739
	Non-trade payables and others		—	—	7	5
Korea Energy Solutions Co., Ltd.	Non-trade payables and others		—	—	—	94
Green Energy Electricity Generation Co., Ltd.	Trade payables		—	—	62	—
	Non-trade payables and others		—	—	45	—
Namjeongsusang Solar Power Operation Co., Ltd. (*3)	Trade receivables		—	2	—	—
Bitgoel Eco Energy Co., Ltd.	Non-trade receivables and others		131	—	—	—
	Trade payables		—	—	6,226	—
	Non-trade payables and others		—	—	—	1,023
Jeju Gimnyeong Wind Power Co., Ltd.	Non-trade receivables and others		112	130	—	—
	Trade payables		—	—	1,467	1,758
	Non-trade payables and others		—	—	9	—
Muan Solar Park Co., Ltd.	Trade receivables		—	25	—	—
	Non-trade receivables and others		4	9	—	—
Anjwa Smart Farm & Solar City Co., Ltd.	Non-trade payables and others		—	—	1,296	921
KPE Green Energy Co., Ltd. (formerly, Daewon Green Energy Co., Ltd.).	Trade receivables		1	1	—	—
	Trade payables		—	—	5,485	5,485
Saemangeum Heemang Photovoltaic Co., Ltd.	Non-trade receivables and others		—	3,435	—	—
	Non-trade payables and others		—	—	—	1
Dongbu Highway Solar Co., Ltd.	Trade receivables		1	1	—	—
	Trade payables		—	—	—	2
	Non-trade payables and others		—	—	—	2
Seobu Highway Solar Co., Ltd.	Trade receivables		1	1	—	—
	Trade payables		—	—	—	8
	Non-trade payables and others		—	—	—	3
Gwangbaek Solar Power Investment Co., Ltd.	Non-trade payables and others		—	—	—	61
Go deok Clean Energy Co., Ltd.	Non-trade receivables and others		4,562	—	—	—
	Non-trade payables and others		—	—	5,288	—
Suwon New Power Co., Ltd.	Trade receivables		876	—	—	—
	Non-trade receivables and others		560	1,280	—	—

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2023 and 2022

47.	Related Parties, Continued

(4)	Receivables and payables arising from related party transactions as of December 31, 2023 and 2022 are as follows, continued:

In millions of won		Receivables			Payables
Company name	Type	2023		2022	2023	2022
<Associates>
Tronix Co., Ltd.	Non-trade receivables and others	~~W~~	—	1	—	—
KOSTURE Co., Ltd.	Trade receivables		—	6	—	—
Muan Sunshine Solar Power Plant Co., Ltd.	Trade payables		—	—	1,440	3,076
	Non-trade payables and others		—	—	—	1,265
PlatformN. Co., Ltd.	Non-trade payables and others		—	—	—	232
9 Associates (Overseas)	Trade receivables		—	93	—	—
	Non-trade receivables and others		77,814	49,409	—	—
	Non-trade payables and others		—	—	6,242	502

<Joint ventures>
Daegu Green Power Co., Ltd.	Trade receivables		122	53	—	—
	Non-trade receivables and others		55	56	—	—
	Trade payables		—	—	32,222	66,715
Seobusambo highway photovoltaics Co., Ltd.	Trade receivables		1	—	—	—
	Non-trade receivables and others		4	—	—	—
Yangyang Suri Wind Power Co., Ltd.	Non-trade receivables and others		55	—	—	—
KAPES, Inc.	Trade receivables		4	2	—	—
	Non-trade receivables and others		89	—	—	—
	Non-trade payables and others		—	—	3,791	106
Honam Wind Power Co., Ltd.	Trade payables		—	—	515	515
Korea Power Engineering Service Co., Ltd.	Non-trade receivables and others		48	47	—	—
	Non-trade payables and others		—	—	76	77
Seokmun Energy Co., Ltd.	Trade receivables		44	67	—	—
	Non-trade receivables and others		199	113	—	—
	Trade payables		—	—	7,000	7,000
Naepo Green Energy Co., Ltd.	Trade receivables		190	169	—	—
	Non-trade receivables and others		1	—	—	—
	Non-trade payables and others		—	—	—	3
Chun-cheon Energy Co., Ltd.	Trade receivables		239	124	—	—
	Non-trade receivables and others		165	165	—	—
	Trade payables		—	—	79,117	79,117
	Non-trade payables and others		—	—	2	—
Yeonggwangbaeksu Wind Power Co., Ltd.	Trade receivables		10	8	—	—
	Non-trade receivables and others		—	166	—	—
	Trade payables		—	—	1,076	1,076
Cheongna Energy Co., Ltd.	Trade receivables		13,898	17,324	—	—
	Non-trade receivables and others		2,160	1,654	—	—
	Non-trade payables and others		—	—	1	1
Yeonggwang Wind Power Co., Ltd.	Trade receivables		15	12	—	—
	Non-trade receivables and others		56	62	—	—
	Trade payables		—	—	2,251	2,251
KW Nuclear Components Co., Ltd.	Trade receivables		—	4	—	—
	Non-trade receivables and others		17	18	—	—
Boim Combined Heat and Power Generation	Trade receivables		84	79	—	—
Co., Ltd. (formerly, Dayone Energy Co., Ltd.)	Non-trade receivables and others		10,779	10,218	—	—
	Trade payables		—	—	721	1,027
	Non-trade payables and others		—	—	14,193	9,119
Taebaek Wind Power Co., Ltd. (*1)	Trade payables		—	—	603	—
	Non-trade payables and others		—	—	341	—
Pyeongchang Wind Power Co., Ltd.	Trade receivables		4	—	—	—
KEPCO-Uhde Inc. (*2)	Non-trade payables and others		—	—	—	10
Busan Shinho Solar Power Co., Ltd.	Trade receivables		3	3	—	—
	Trade payables		—	—	304	304

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2023 and 2022

47.	Related Parties, Continued

(4)	Receivables and payables arising from related party transactions as of December 31, 2023 and 2022 are as follows, continued:

In millions of won		Receivables			Payables
Company name	Type	2023		2022	2023	2022
<Joint ventures>
Expressway Solar-light Power Generation Co., Ltd.	Trade payables	~~W~~	—	—	220	166
Gunsan Land Solar Co., Ltd.	Non-trade receivables and others		295	138	—	—
Daesan Green Energy Co., Ltd.	Trade receivables		13	18	—	—
	Non-trade receivables and others		170	218	—	—
	Trade payables		—	—	4,946	4,946
Cheong-Song Noraesan Wind Power Co., Ltd.	Trade receivables		2	2	—	—
Saemangeum Solar Power Co., Ltd.	Non-trade receivables and others		4,368	4,368	—	—
Dangjin Eco Power Co., Ltd.	Trade receivables		4	3	—	—
	Trade payables		—	—	222	222
	Non-trade payables and others		—	—	176	105
Yangyang Wind Power Co., Ltd.	Non-trade receivables and others		13	—	—	—
Energyco Co., Ltd.	Non-trade receivables and others		3	—	—	—
	Trade payables		—	—	99	—
Hapcheon Floating Photovoltaic Power Plant Inc.	Trade receivables	~~W~~	10	9	—	—
	Non-trade receivables and others		68	—	—	—
Busan Industrial Solar Power Co., Ltd.	Trade receivables		2	2	—	—
Bitsolar Energy Co., Ltd.	Non-trade receivables and others		1	222	—	—
	Trade payables		—	—	201	201
Haemodum Solar Co., Ltd.	Trade receivables		1	1	—	—
Yeongam Solar Power Co., Ltd.	Trade receivables		56	44	—	—
	Trade payables		—	—	3,517	3,655
Samsu Wind Power Co., Ltd.	Trade payables		—	—	1,229	1,303
Solaseado Solar Power Co., Ltd.	Non-trade receivables and others		24	23	—	—
	Non-trade payables and others		—	—	—	2,911
Cheongju Eco Park Co., Ltd.	Trade receivables		6,899	—	—	—
	Trade payables		—	—	7,994	7,994
Enel X Midland Photovoltaic, LLC	Trade receivables		1	1	—	—
	Trade payables		—	—	144	3
	Non-trade payables and others		—	—	49	—
Geumsungsan Wind Power Co., Ltd.	Trade receivables		4	3	—	—
	Non-trade payables and others		—	—	—	1
26 Joint ventures (Overseas)	Trade receivables		160,474	73,805	—	—
	Non-trade receivables and others		55,897	71,661	—	—
	Non-trade payables and others		—	—	22,877	117,754

<Others>
Korea Development Bank	Accrued interest income		—	5	—	—
	Non-trade receivables and others		33,140	30,836	—	—
	Non-trade payables and others		—	—	147	101
	Derivatives and others		45,898	67,662	72,050	3,759
KEPCO Lebanon SARL (*5)	Trade receivables		75	—	—	—

(*1)	Taebaek Wind Power Co., Ltd. was changed from an associate to a joint venture for the year ended December 31, 2023.
(*2)	KEPCO-Uhde Inc. is not a related party of the Group as of December 31, 2023 as the liquidation process was completed for the year ended December 31, 2023.
(*3)	Namjeongsusang Solar Power Operation Co., Ltd. is not a related party of the Group as of December 31, 2023 as the sale of shares was completed for the year ended December 31, 2023.
(*4)	Busan Green Energy Co., Ltd. was declared bankrupt for the year ended December 31, 2023 and was excluded from an associate due to the appointment of a bankruptcy trustee.
(*5)	The entire amount has been set as bad debt.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2023 and 2022

47.	Related Parties, Continued

(5)	Loans and others arising from related party transactions as of December 31, 2023 and 2022 are as follows:

In millions of won
Type	Company name	Beginning balance		Loans	Collection	Others	Ending balance
Associates	KNOC Nigerian East Oil Co., Ltd., KNOC Nigerian West Oil Co., Ltd.	~~W~~	31,473	170	—	510	32,153
	(Allowance for doubtful accounts)		(10,751)	(12,995)	—	1,797	25,543
Associates	Nepal Water & Energy Development Company Private Limited		19,914	—	—	(1,862)	18,052
Associates	Xe-Pian Xe-Namnoy Power Co., Ltd.		22,936	—	—	401	23,337
Associates	PT Wampu Electric Power		9,171	—	(9,613)	442	—
Associates	PT Cirebon Energi Prasarana		29,569	—	—	5,973	35,542
Associates	Bigeum Resident Photovoltaic Power Co., Ltd.		11,212	—	—	(1,687)	9,525
Associates	Daejung Offshore Wind Power Co., Ltd.		1,000	—	—	—	1,000
Associates	Bitgoel Eco Energy Co., Ltd.		34,790	—	(3,905)	—	30,885
Associates	Saemangeum Sebit Power Plant Co., Ltd.		37,249	—	(8,279)	—	28,970
Joint ventures	Solaseado Solar Power Co., Ltd.		35,000		—	—	35,000
Joint ventures	Recursos Solares PV de Mexico II, S.A. de C.V.		8,457	1,944	—	188	10,589
Joint ventures	Horus Solar, S.A. de C.V.		19,287	—	8,552	464	11,199
Joint ventures	Sunmex Renovables, S.A. de C.V.		16,383	536	—	291	17,210
Joint ventures	Kelar S.A.		43,965			(2,980)	40,985
Joint ventures	DE Energia SpA		7,260	—	—	126	7,386
Joint ventures	Daehan Wind Power PSC		14,618	—	—	254	14,872
Joint ventures	Bitsolar Energy Co., Ltd.		3,165	—	—	—	3,165
Joint ventures	Daesan Green Energy Co., Ltd.		3,514	190	(1,293)	—	2,411
Joint ventures	Yangyang Wind Power Co., Ltd.			3,257	—	—	3,257
Joint ventures	Nghi Son 2 Power LLC		186,735	—	—	3,256	189,991
Joint ventures	Pulau Indah Power Plant Sdn. Bhd.		10,207	—	—	(244)	9,963
Joint ventures	Guadalupe Solar SpA		3,344	—	(225)	42	3,161
Joint ventures	Foresight Iberian Solar Group Holding, S.L.		61,302	—	(1,292)	4,308	64,318
Joint ventures	Capman Lynx SCA, SICAR		31,628	—	—	3,582	35,210
	(Allowance for doubtful accounts)		(4,467)	(30,743)	—	—	(35,210)
Joint ventures	S-Power Chile SpA		253	—	—	5	258
Others	KEPCO Lebanon SARL		3,834	—	—	—	3,834
	(Allowance for doubtful accounts)		(3,834)	—	—	—	(3,834)
	Gunsan Bio Energy Co., Ltd. (*1)		12,396	—	—	—	12,396
	(Allowance for doubtful accounts)		(12,396)	—	—	—	(12,396)

		~~W~~	627,214	(37,641)	(33,159)	11,272	567,686

(*1)

Bankruptcy was declared during the year ended December 31, 2023. The Group cannot hold significant influence due to the appointment of a bankruptcy trustee, so the Group was reclassified from an associate to financial assets at fair value through other comprehensive income.

(6)	Borrowings arising from related party transactions as of December 31, 2023 and 2022 are as follows:

In millions of won
Related parties	Type	Beginning balance		Borrowings	Repayment	Others	Ending balance
Korea Development Bank	Facility	~~W~~	96,584	—	(12,387)	906	85,103
	Others		2,133	—	(375)	—	1,758
	Operating funds		62,433	478,394	(442,027)	21,200	120,000
	Syndicated Loan		12,455	—	(978)	(529)	10,948
	EBL and others		48,892	25,701	(3,398)	37,017	108,212

		~~W~~	222,497	504,095	(459,143)	58,571	326,021

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2023 and 2022

47.	Related Parties, Continued

(7)	Guarantees provided to related parties as of December 31, 2023 are as follows:

In millions of won and thousands of foreign currencies
Primary guarantor	Principal obligor	Type of guarantees	Credit limit	Creditor

Korea Electric Power Corporation	Shuweihat Asia Operation & Maintenance Company	Performance guarantees	USD 11,000	Shuweihat Asia Power Investment B.V.
Korea Electric Power Corporation	Rabigh Operation & Maintenance Company Limited	Performance guarantees and others	USD 1,387	Rabigh Electricity Company
Korea Electric Power Corporation	Nghi Son 2 Power LLC	Performance guarantees and others	USD 40,738	SMBC Singapore and others
Korea Electric Power Corporation	Barakah One Company	Debt guarantees	USD 1,223,355	Export-Import Bank of Korea and others
		Performance guarantees and others	USD 4,103,269
Korea Electric Power Corporation	RE Holiday Holdings LLC	Performance guarantees (*9)	USD 222,077	EFS Renewables Holdings, LLC, CA-CIB and others
Korea Electric Power Corporation	RE Pioneer Holdings LLC	Performance guarantees	USD 106,873	EFS Renewables Holdings, LLC
Korea Electric Power Corporation	Rabigh Electricity Company	Performance guarantees	SAR 4,151	Hana Bank
Korea Electric Power Corporation	Shuweihat Asia Power Investment B.V.	Performance guarantees	USD 50,000	ING Bank
Korea Electric Power Corporation	Amman Asia Electric Power Company	Performance guarantees	USD 17,400	Shinhan Bank
Korea Electric Power Corporation	Horus Solar, S.A. de C.V.	Other performance guarantees	MXN 16,413	CENACE and others
Korea Electric Power Corporation	Recursos Solares PV de Mexico II, S.A. de C.V.	Other performance guarantees	MXN 1,518	SEMARNAT
			USD 393	CFE Transmission
Korea Electric Power Corporation	Sunmex Renovables, S.A. de C.V.	Other performance guarantees	USD 9,078	CENACE
			MXN 3,666	SEMARNAT
Korea Electric Power Corporation	International Offshore Power Transmission Holding Company Limited	Performance guarantees	USD 52,500	Mizuho Bank
		Other performance guarantees	USD 7,000	Credit Agricole
Korea Electric Power Corporation	Pulau Indah Power Plant Sdn. Bhd.	Collateralized money invested (*10)	KRW 13,210	Malaysian Trustee Berhad
Korea Electric Power Corporation	KEPCO for Power Company	Debt guarantees	USD 60,000	Riyad bank
		Other performance guarantees	USD 70,000	SMBC Seoul and others
Korea Western Power Co., Ltd.	Cheongna Energy Co., Ltd.	Collateralized money invested	KRW 25,549	Kookmin Bank and others
		Guarantees for supplemental funding (*1)	—
Korea Western Power Co., Ltd.	Xe-Pian Xe-Namnoy Power Co., Ltd.	Collateralized money invested	KRW 116,378	Krung Thai Bank
		Impounding bonus guarantees (*11)	USD 5,000	SK Eco Plant Co., Ltd.
Korea Western Power Co., Ltd.	Rabigh Operation & Maintenance Company Limited	Performance guarantees and others	SAR 11,200	National Bank of Kuwait
Korea Western Power Co., Ltd.	Daegu Photovoltaic Co., Ltd.	Collateralized money invested	KRW 2,804	Korea Development Bank
Korea Western Power Co., Ltd.	Dongducheon Dream Power Co., Ltd.	Collateralized money invested (*5)	KRW 50,682	Kookmin Bank and others
		Debt guarantees	KRW 20,300	Hanyang Securities
Korea Western Power Co., Ltd.	PT. Mutiara Jawa	Collateralized money invested	KRW 5,168	Woori Bank
Korea Western Power Co., Ltd.	Haeng Bok Do Si Photovoltaic Power Co., Ltd.	Collateralized money invested	KRW 294	Nonghyup Bank
Korea Western Power Co., Ltd.	Shin Pyeongtaek Power Co., Ltd.	Collateralized money invested	KRW 145,025	Kookmin Bank and others
		Guarantees for supplemental funding (*1)	—
Korea Western Power Co., Ltd.	Haemodum Solar Co., Ltd.	Collateralized money invested	KRW 3,122	Nonghyup Bank
Korea Western Power Co., Ltd.	Muan Solar Park Co., Ltd.	Collateralized money invested	KRW 6,830	IBK and others
Korea Western Power Co., Ltd.	Anjwa Smart Farm & Solar City Co., Ltd.	Collateralized money invested	KRW 7,665	Hana Bank and others
Korea Western Power Co., Ltd.	Seoroseoro Sunny Power Plant Co., Ltd.	Collateralized money invested	KRW 941	Hana Bank and others

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2023 and 2022

47.	Related Parties, Continued

(7)	Guarantees provided to related parties as of December 31, 2023 are as follows, continued:

In millions of won and thousands of foreign currencies
Primary guarantor	Principal obligor	Type of guarantees	Credit limit	Creditor
Korea Western Power Co., Ltd.	YuDang Solar Co., Ltd.	Collateralized money invested	KRW 570	Hana Bank and others
		Guarantees for supplemental funding (*1)	—
Korea Western Power Co., Ltd.	Hapcheon Floating Photovoltaic Power Plant Inc.	Collateralized money invested	KRW 10,348	Nonghyup Bank and others
Korea Western Power Co., Ltd.	Yeongwol Eco Wind Co., Ltd.	Collateralized money invested	KRW 4,024	Hana Bank and others
		Guarantees for supplemental funding (*1)	—
Korea Western Power Co., Ltd.	Gurae Resident Power Co., Ltd.	Collateralized money invested	KRW 569	Hana Bank and others
		Guarantees for supplemental funding (*1)	—
Korea Western Power Co., Ltd.	Gunsan Land Solar Co., Ltd.	Collateralized money invested	KRW 22,429	Hana Bank and others
		Guarantees for supplemental funding (*1)	—
Korea Western Power Co., Ltd.	Seobusambo highway photovoltaics Co., Ltd.	Collateralized money invested	KRW 3,580	Hana Bank and others
		Guarantees for supplemental funding (*1)	—
Korea Western Power Co., Ltd.	Eumseong Eco Park Co., Ltd.	Collateralized money invested	KRW 8,386	Kyobo Life Insurance Co., Ltd. and others
Korea Western Power Co., Ltd.	PungBack Wind Farm Corporation	Collateralized money invested	KRW 7,940	Hanwha Life Insurance Co., Ltd. and others
Korea Western Power Co., Ltd.	Wadi Noor Solar Power Company SAOC	Loan payment guarantee	USD 54,855	DBS Bank
Korea East-West Power Co., Ltd.	Busan Shinho Solar Power Co., Ltd.	Collateralized money invested	KRW 6,669	Korea Development Bank and others
Korea East-West Power Co., Ltd.	Seokmun Energy Co., Ltd.	Collateralized money invested	KRW 16,591	Kookmin Bank and others
		Guarantees for supplemental funding (*1)	—
Korea East-West Power Co., Ltd.	Chun-cheon Energy Co., Ltd.	Collateralized money invested	KRW 35,083	Kookmin Bank and others
		Guarantees for supplemental funding (*1)	KRW 90,800
Korea East-West Power Co., Ltd.	Honam Wind Power Co., Ltd.	Collateralized money invested	KRW 4,743	Shinhan Bank and others
Korea East-West Power Co., Ltd.	GS Donghae Electric Power Co., Ltd.	Collateralized money invested	KRW 259,084	Korea Development Bank and others
Korea East-West Power Co., Ltd.	Yeonggwangbaeksu Wind Power Co., Ltd.	Collateralized money invested	KRW 3,443	Kookmin Bank and others
Korea East-West Power Co., Ltd.	Yeonggwang Wind Power Co., Ltd.	Collateralized money invested	KRW 23,380	KDB Capital Corporation and others
Korea East-West Power Co., Ltd.	Daesan Green Energy Co., Ltd.	Collateralized money invested	KRW 22,191	IBK
		Guarantees for supplemental funding (*1)	—
Korea East-West Power Co., Ltd.	Taebaek Gadeoksan Wind Power Co., Ltd.	Collateralized money invested	KRW 19,426	Hana Bank and others
Korea East-West Power Co., Ltd.	PT. Tanjung Power Indonesia	Other guarantees	USD 3,150	PT. Adaro Indonesia
		Guarantees for supplemental funding (*1)	—	Sumitomo mitsui banking and others
		Collateralized money invested	KRW 90,151	MUFG and others
Korea East-West Power Co., Ltd.	South Jamaica Power Company Limited	Performance guarantees (*14)	USD 14,400	Hana Bank
		Collateralized money invested	KRW 43,109	JCSD Trustee Services Limited and others
Korea East-West Power Co., Ltd.	DE Energia SpA	Collateralized money invested	KRW 9,703	Mirae Asset Securities Co., Ltd. and others
		Collateralized loans	USD 5,728
		Payment guarantees (*7)	USD 959	Hana Bank
Korea East-West Power Co., Ltd.	Bitsolar Energy Co., Ltd.	Collateralized money invested	KRW 352	Mirae Asset Life Insurance Co., Ltd. and others
Korea East-West Power Co., Ltd.	Cheongju Eco Park Co., Ltd.	Collateralized money invested	KRW 9,072	Kyobo Life Insurance Co., Ltd. and others
Korea East-West Power Co., Ltd.	Busan Industrial Solar Power Co., Ltd.	Collateralized money invested	KRW 1,058	Shinhan Bank and others

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2023 and 2022

47.	Related Parties, Continued

(7)	Guarantees provided to related parties as of December 31, 2023 are as follows, continued:

In millions of won and thousands of foreign currencies
Primary guarantor	Principal obligor	Type of guarantees	Credit limit	Creditor
Korea East-West Power Co., Ltd.	Yangyang Wind Power Co., Ltd.	Collateralized money invested	KRW 10,435	Hana Bank and others
		Guarantees for supplemental funding (*1)	—
Korea East-West Power Co., Ltd.	KPE Green Energy Co., Ltd. (formerly, Daewon Green Energy Co., Ltd.)	Collateralized money invested	KRW 7,779	Hana Bank and others
Korea East-West Power Co., Ltd.	Goheung New Energy Co., Ltd.	Collateralized money invested	KRW 4,808	Woori Bank and others
Korea East-West Power Co., Ltd.	Seungmun Green Energy	Collateralized money invested	KRW 9,757	Hana Bank and others
		Guarantees for supplemental funding (*1)	—
Korea East-West Power Co., Ltd.	Yanggu Floating Photovoltaic Power Plant Inc.	Collateralized money invested	KRW 760	Korea Development Bank
Korea East-West Power Co., Ltd.	Hoenggye Renewable Energy Co., Ltd.	Collateralized money invested	KRW 2,375	IBK
		Guarantees for supplemental funding (*1)	—
Korea Southern Power Co., Ltd.	KNH Solar Co., Ltd.	Collateralized money invested	KRW 3,194	Shinhan Bank and others
		Performance guarantees and guarantees for supplemental funding (*1)	—
Korea Southern Power Co., Ltd.	Daeryun Power Co., Ltd.	Collateralized money invested	KRW 26,834	Korea Development Bank and others
Korea Southern Power Co., Ltd.	Daegu Green Power Co., Ltd.	Collateralized money invested	KRW 26,430	Shinhan Bank and others
		Performance guarantees	—
Korea Southern Power Co., Ltd.	Kelar S.A.	Performance guarantees	USD 33,930	Hana Bank, MUFG
		Payment guarantees (*12)	USD 11,707	Hana Bank
Korea Southern Power Co., Ltd.	Daehan Wind Power PSC	Performance guarantees	USD 1,800	Shinhan Bank
		Payment guarantees (*6)	USD 2,000	Hana Bank
		Collateralized money invested	KRW 16,426	Standard Chartered
Korea Southern Power Co., Ltd.	Pyeongchang Wind Power Co., Ltd.	Collateralized money invested	KRW 12,228	Woori Bank, Shinhan Bank and others
		Performance guarantees	—
Korea Southern Power Co., Ltd.	Taebaek Guinemi Wind Power Co., Ltd.	Collateralized money invested	KRW 13,530	IBK
Korea Southern Power Co., Ltd.	Samcheok Eco Materials Co., Ltd.	Payment guarantees (*2)	—	SEM Investment Co., Ltd.
Korea Southern Power Co., Ltd.	Samcheok Eco Materials Co., Ltd.	Payment guarantees (*15)	—	SEM Investment Co., Ltd.
Korea Southern Power Co., Ltd.	Solaseado Solar Power Co., Ltd.	Collateralized money invested	KRW 13,071	Kookmin Bank and others
Korea Southern Power Co., Ltd.	Naepo Green Energy Co., Ltd.	Collateralized money invested (*8)	KRW 5,285	IBK and others
		Guarantees for supplemental funding (*1)	KRW 30,000
—
Korea Southern Power Co., Ltd.	Omisan Wind Power Co., Ltd.	Collateralized money invested	KRW 10,229	Shinhan Bank
		Performance guarantees and guarantees for supplemental funding (*1)	—
Korea Southern Power Co., Ltd.	Geumsungsan Wind Power Co., Ltd.	Collateralized money invested	KRW 5,515	Kookmin Bank
—
Korea Southern Power Co., Ltd.	HORANG ENERGY Inc.	Collateralized money invested	KRW 4,149	Woori Bank and others
		Guarantees for supplemental funding (*1)	—
Korea Southern Power Co., Ltd.	Haman Green Energy Co., Ltd.	Collateralized money invested	KRW 2,981	Hana Bank and others
		Guarantees for supplemental funding (*1)	—
Korea Southern Power Co., Ltd.	Jeongeup Green Power Co., Ltd.	Collateralized money invested	KRW 1,560	Woori Bank and others
		Guarantees for supplemental funding (*1)	—
KOSPO Power Services Ltda.	Kelar S.A.	Payment guarantees	USD 1,316	Scotia bank
KOSPO Chile SpA	Kelar S.A.	Collateralized money invested	KRW 131,529	Export-Import Bank of Korea and others
KOSPO Chile SpA	Chester Solar I SpA	Collateralized money invested	KRW 1,238	IBK
KOSPO Chile SpA	Chester Solar IV SpA	Collateralized money invested	KRW 484	IBK
KOSPO Chile SpA	Chester Solar V SpA	Collateralized money invested	KRW 191	IBK
KOSPO Chile SpA	Diego de Almagro Solar SpA	Collateralized money invested	KRW 954	IBK
KOSPO Chile SpA	Laurel SpA	Collateralized money invested	KRW 613	IBK
Korea Midland Power Co., Ltd.	YeongGwang Yaksu Wind Electric Co., Ltd.	Collateralized money invested	KRW 133	IBK and others
Korea Midland Power Co., Ltd.	Hyundai Green Power Co., Ltd.	Collateralized money invested	KRW 118,172	Korea Development Bank and others
Korea Midland Power Co., Ltd.	PT. Cirebon Electric Power	Debt guarantees	USD 3,355	Mizuho Bank
Korea Midland Power Co., Ltd.	PT Wampu Electric Power	Debt guarantees	USD 5,473	PT. Bank KB Bukopin
Korea Midland Power Co., Ltd.	Green Energy Electricity Generation Co., Ltd.	Collateralized money invested	KRW 8	IBK
		Guarantees for supplemental funding (*1)	—	IBK and others
Korea Midland Power Co., Ltd.	Yaksu ESS Co., Ltd.	Collateralized money invested	KRW 285	IBK
Korea Midland Power Co., Ltd.	Gwangbaek Solar Power Investment Co., Ltd.	Collateralized money invested	KRW 5,155	Kyobo Life Insurance Co., Ltd. and others
Korea Midland Power Co., Ltd.	Muan Sunshine Solar Power Plant Co., Ltd.	Collateralized money invested	KRW 2,822	IBK
Korea Midland Power Co., Ltd.	Goesan Solar park Co., Ltd.	Collateralized money invested	KRW 2,877	IBK

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2023 and 2022

47.	Related Parties, Continued

(7)	Guarantees provided to related parties as of December 31, 2023 are as follows, continued:

In millions of won and thousands of foreign currencies
Primary guarantor	Principal obligor	Type of guarantees	Credit limit	Creditor
Korea Midland Power Co., Ltd.	Bitgoel Eco Energy Co., Ltd.	Collateralized money invested	KRW 7,328	IBK and others
		Guarantees for supplemental funding (*1)	—
Korea Midland Power Co., Ltd.	Energyco Co., Ltd.	Collateralized money invested	KRW 2,140	Nonghyup Bank
		Payment guarantees	KRW 2,700	Shinhan bank
Korea Midland Power Co., Ltd.	Jeju Gimnyeong Wind Power Co., Ltd.	Collateralized money invested	KRW 246	Nonghyup Bank
Korea Midland Power Co., Ltd.	Dongbu Highway Solar Co., Ltd.	Collateralized money invested	KRW 380	Shinhan Bank
Korea Midland Power Co., Ltd.	Seobu Highway Solar Co., Ltd.	Collateralized money invested	KRW 406	Shinhan Bank
Korea Midland Power Co., Ltd.	Yeongyang Wind Power Corporation II	Collateralized money invested	KRW 10,100	Korea Development Bank and others
Korea Midland Power Co., Ltd.	Haeparang Energy Co., Ltd.	Collateralized money invested	KRW 2,104	Templeton hana asset management Co. Ltd.
		Guarantees for supplemental funding (*1)	—
Korea Midland Power Co., Ltd.	Saemangeum Sebit Power Plant Co., Ltd.	Collateralized money invested	KRW 27,762	IBK and others
		Guarantees for supplemental funding (*1)	—
Korea Midland Power Co., Ltd.	Yeomsubong Wind Power Co., Ltd.	Collateralized money invested	KRW 871	Korea Development Bank
		Guarantees for supplemental funding (*1)	—
Korea South-East Power Co., Ltd.	Boim Combined Heat and Power Generation Co., Ltd. (formerly, Dayone Energy Co., Ltd.)	Collateralized money invested (*3)	—	IBK
		Guarantees for supplemental funding and others (*1,4)	KRW 76,800	NH investment & securities Co., Ltd. and others
Korea South-East Power Co., Ltd.	RES Technology AD	Collateralized money invested	KRW 14,383	UniCredit Bulbank and others
Korea South-East Power Co., Ltd.	ASM-BG Investicii AD	Collateralized money invested	KRW 14,739	UniCredit Bulbank and others
Korea South-East Power Co., Ltd.	Expressway Solar-light Power Generation Co., Ltd.	Collateralized money invested (*1)	KRW 5,187	Woori Bank
Korea South-East Power Co., Ltd.	Goseong Green Power Co., Ltd.	Collateralized money invested	KRW 287,624	Kyobo Life Insurance Co., Ltd. and others
Korea South-East Power Co., Ltd.	Gangneung Eco Power Co., Ltd.	Collateralized money invested	KRW 254,929	Kyobo Life Insurance Co., Ltd. and others
Korea South-East Power Co., Ltd.	PND Solar Co., Ltd.	Collateralized money invested	KRW 1,510	IBK
Korea South-East Power Co., Ltd.	Hyundai Eco Energy Co., Ltd.	Collateralized money invested	KRW 7,947	Samsung Life Insurance and others
Korea South-East Power Co., Ltd.	Jaeun Resident Wind Power Plant Co., Ltd.	Collateralized money invested	KRW 2,214	IBK
Korea South-East Power Co., Ltd.	Chungsongmeon BongSan wind power Co., Ltd.	Collateralized money invested	KRW 2,665	Kyobo Life Insurance Co., Ltd. and others
Korea South-East Power Co., Ltd.	Yeongam Solar Power Co., Ltd.	Collateralized money invested	KRW 9,637	Kookmin Bank and others
Korea South-East Power Co., Ltd.	Samsu Wind Power Co., Ltd.	Collateralized money invested	KRW 3,022	Shinhan Bank and others
Korea South-East Power Co., Ltd.	Saemangeum Heemang Photovoltaic Co., Ltd.	Collateralized money invested	KRW 14,420	Woori Bank and others
Korea South-East Power Co., Ltd.	Nepal Water & Energy Development Company Private Limited	Collateralized money invested	USD 97,105	International Finance Corporation and others
		Business reserve payment guarantee	USD 33,333

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2023 and 2022

47.	Related Parties, Continued

(7)	Guarantees provided to related parties as of December 31, 2023 are as follows, continued:

In millions of won and thousands of foreign currencies
Primary guarantor	Principal obligor	Type of guarantees	Credit limit	Creditor
Korea Hydro & Nuclear Power Co., Ltd.	Noeul Green Energy Co., Ltd.	Collateralized money invested	—	Hana Bank and others
Korea Hydro & Nuclear Power Co., Ltd.	Busan Green Energy Co., Ltd.	Collateralized money invested	KRW 3,260	Shinhan Bank and others
Korea Hydro & Nuclear Power Co., Ltd.	Go deok Clean Energy Co., Ltd.	Collateralized money invested	KRW 4,722	Kookmin Bank and others
Korea Hydro & Nuclear Power Co., Ltd.	Cheong-Song Noraesan Wind Power Co., Ltd.	Collateralized money invested	KRW 3,755	Woori Bank and others
Korea Hydro & Nuclear Power Co., Ltd.	Gwangyang Green Energy Co., Ltd.	Collateralized money invested	KRW 24,638	Shinhan Bank and others
Korea Hydro & Nuclear Power Co., Ltd.	Gangneung Sacheon Fuel Cell Co., Ltd.	Collateralized money invested	KRW 7,869	Hana Bank and others
Korea Hydro & Nuclear Power Co., Ltd.	Chuncheon Green Energy Co., Ltd.	Collateralized money invested	KRW 8,901	Hana Bank and others
		Guarantees for supplemental funding (*1)	—
Korea Hydro & Nuclear Power Co., Ltd.	Yangyang Suri Wind Power Co., Ltd.	Collateralized money invested	KRW 9,608	Kookmin Bank and others
Korea Hydro & Nuclear Power Co., Ltd.	Bigeum Resident Photovoltaic Power Co., Ltd.	Collateralized money invested	—	Kookmin Bank and others
Korea Hydro & Nuclear Power Co., Ltd.	Songsan Green Energy Co., Ltd.	Collateralized money invested	KRW 8,323	Hana Bank
Korea Hydro & Nuclear Power Co., Ltd.	Changwon Nu-ri Energy Co., Ltd.	Collateralized money invested	KRW 8,026	Hana Bank
Korea Hydro & Nuclear Power Co., Ltd.	KAS INVESTMENT I LLC	Payment guarantees (*13)	USD 9,770	WOORI AMERICA BANK
Korea Hydro & Nuclear Power Co., Ltd.	KAS INVESTMENT II LLC	Payment guarantees (*13)	USD 9,730	WOORI AMERICA BANK

(*1)	The Group guarantees to provide supplemental funding for business with respect to excessive business expenses or insufficient repayment of borrowings.
(*2)

Samcheok Eco Materials Co., Ltd., an associate of the Group has issued the hybrid bonds. If the bonds are not repaid by December 8, 2026, the parent company and shareholders except the parent company must purchase the bonds from the acquirer. As of December 31, 2023, derivative liabilities of W18,752,903,155 were recognized in relation to this obligation.

(*3)

The Group recognized an impairment loss on all of the equity securities of Generation Co., Ltd. (formerly, Dayone Energy Co., Ltd.) before the prior year, and the acquisition cost of the securities provided as collateral is W47,067 million.

(*4)

Pursuant to the guarantee agreement, the Group recognized other provisions of W8,418 million as the possibility of economic benefit outflow to fulfill the obligation was deemed probable and the amount could be reasonably estimated.

(*5)	The common stocks of Dongducheon Dream Power Co., Ltd. held by the Group were pledged as collateral.
(*6)	The Group provided a payment guarantee to Jordan Tafila wind power project for opening L/C for Debt Service Reserve Account (DSRA).
(*7)	This includes a guarantee related to L/C for debt repayment allowance provided to DE Energia SpA, a joint venture of the Group.
(*8)

The Group recognized an impairment loss on all of the equity securities of Naepo Green Energy Co., Ltd. before the prior year, and the acquisition cost of the securities provided as collateral is W29,200 million.

(*9)	The credit limits of guarantees to RE Holiday Holdings LLC include the credit limits of guarantees to their subsidiaries.
(*10)

The Group, together with other shareholders, has provided a guarantee for the project financing of Pulau Indah Power Plant Sdn. Bhd., by establishing the right of pledge on the shares of Pulau Indah Power Plant Sdn. Bhd.

(*11)

Xe-Pian Xe-Namnoy Power Co., Ltd., an associate of the Group, has entered a contract to pay an incentive type of impounding bonus to SK Eco Plant Co., Ltd. when the Xe-Pian Xe-Na-mnoy Dam is completed. If Xe-Pian Xe-Namnoy Power Co., Ltd. fails to pay SK Eco Plant Co., Ltd., the Group guarantees the payment, and the amount is USD 5,000,000.

(*12)	The Group provided a payment guarantee to Chile Kelar project for opening L/C for Debt Service Reserve Account (DSRA), and others.
(*13)	The credit limits of guarantees to KAS INVESTMENT I LLC, KAS INVESTMENT II LLC include the credit limits of guarantees to their subsidiaries.
(*14)

This is an L/C opening guarantee for the performance of each contract in relation to the power sales contract and gas supply contract of South Jamaica Power Company Limited, a joint venture of the Group.

(*15)

The Group has entered into an agreement to settle and pay the estimated loss amount in case damages occur in relation to the fulfillment of the mandatory supply volume according to the mandatory supply agreement for coal ash.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2023 and 2022

47.	Related Parties, Continued

(*1)	The Group guarantees to provide supplemental funding for business with respect to excessive business expenses or insufficient repayment of borrowings.
(*2)

The Group recognized an impairment loss on all of the equity securities of Generation Co., Ltd. (formerly, Dayone Energy Co., Ltd.). before the prior year, and the acquisition cost of the securities provided as collateral is ~~W~~47,067 million.

(*3)

Pursuant to the guarantee agreement, the Group recognized other provisions of ~~W~~8,418 million as the possibility of economic benefit outflow to fulfill the obligation was deemed probable and the amount could be reasonably estimated.

(*4)	The common stocks of Dongducheon Dream Power Co., Ltd. held by the Group were pledged as collateral.
(*5)	The Group provided a payment guarantee to Daehan Wind Power PSC for opening L/C for Debt Service Reserve Account (DSRA).
(*6)	This includes a guarantee related to L/C for debt repayment allowance provided to DE Energia SpA, a joint venture of the Group.
(*7)

The Group recognized an impairment loss on all of the equity securities of Naepo Green Energy Co., Ltd. before the prior year, and the acquisition cost of the securities provided as collateral is ~~W~~29,200 million.

(*8)	The credit limits of guarantees to RE Holiday Holdings LLC include the credit limits of guarantees to their subsidiaries.
(*9)

The Group, together with other shareholders, has provided a guarantee for the project financing of Pulau Indah Power Plant Sdn. Bhd., by establishing the right of pledge on the shares of Pulau Indah Power Plant Sdn. Bhd.

(*10)

Xe-Pian Xe-Namnoy Power Co., Ltd., an associate of the Group, has entered a contract to pay an incentive type of impounding bonus to SK Eco Plant Co., Ltd. (formerly, SK E&C Co., Ltd.) when the Xe-Pian Xe-Na-mnoy Dam is completed. If Xe-Pian Xe-Namnoy Power Co., Ltd. fails to pay SK Eco Plant Co., Ltd. (formerly, SK E&C Co., Ltd.), the Group guarantees the payment, and the amount is USD 5,000 thousand.

(8)	Guarantees received from related parties as of December 31, 2023 are as follows:

In millions of won
Primary Guarantor	Type of guarantees	Credit limit
KAPES, Inc.	Defect guarantees	~~W~~	17,558
	Performance guarantees		6,229
	Advance payment guarantee		135,598

(9)	Derivatives transactions with related parties as of December 31, 2023 are as follows:

(i) Currency Swap

In millions of won and thousands of foreign currencies except contract exchange rate information
Counterparty	Contract year	Contract amounts			Contract interest rate per annum		Contract exchange rate (in won)
		Pay		Receive	Pay	Receive
Korea Development Bank	2019~2024	~~W~~	177,600	USD 150,000	1.24%	2.50%	~~W~~	1,184.00
	2020~2025		241,320	USD 200,000	0.54%	1.13%		1,206.60
	2021~2026		118,170	USD 100,000	1.11%	1.13%		1,181.70
	2022~2026		283,820	USD 200,000	4.67%	5.38%		1,419.10
	2022~2028		283,820	USD 200,000	5.12%	5.50%		1,419.10
	2023~2026		256,000	USD 200,000	4.04%	5.38%		1,280.00
	2015~2025		111,190	USD 100,000	2.62%	3.25%		1,111.90
	2017~2027		111,610	USD 100,000	2.31%	3.13%		1,116.10
	2018~2028		108,600	HKD 800,000	2.69%	3.35%		135.75
	2019~2027		119,978	CHF 100,000	1.43%	0.05%		1,199.78
	2021~2026		111,400	USD 100,000	0.93%	1.25%		1,114.00
	2022~2027		262,000	USD 200,000	3.63%	4.25%		1,310.00
	2020~2026		118,910	USD 100,000	0.61%	1.00%		1,189.10
	2021~2026		114,230	USD 100,000	1.27%	1.25%		1,142.30
	2022~2027		123,710	USD 100,000	3.41%	3.63%		1,237.10
	2022~2025		128,560	USD 100,000	3.37%	4.13%		1,285.60
	2020~2025		122,780	USD 100,000	0.93%	1.75%		1,227.80
	2022~2025		252,360	USD 200,000	2.83%	3.60%		1,261.80
	2023~2028		129,500	USD 100,000	3.85%	4.88%		1,295.00

(ii) Currency forward

In millions of won and thousands of foreign currencies except contract exchange rate information
Counterparty	Contract date	Maturity date	Contract amounts			Contract exchange rate (in won)
			Pay		Receive
Korea Development Bank	2023.12.01	2024.01.15	~~W~~	10,383	USD 8,000	~~W~~	1,297.90
	2023.12.01	2024.01.15		14,303	USD 11,000		1,300.30
	2023.12.15	2024.02.14		11,617	USD 9,000		1,290.80

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2023 and 2022

47.	Related Parties, Continued

(10)

The Group considers all standing directors of the Board who serve as executive officers responsible for planning, operations and/or control of business activities, as key management personnel, except a standing director who is a member of the Audit Committee. The Group recorded salaries and other compensations related to the key management personnel as follows:

In millions of won
Type	2023		2022
Salaries	~~W~~	866	1,026
Retirement benefits		33	58

	~~W~~	899	1,084

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2023 and 2022

48.	Statement of Cash Flows

(1)	Significant non-cash transactions for each of the two years in the period ended December 31, 2023 are as follows:

In millions of won
Transactions	2023		2022
Transfer from construction-in-progress to other assets	~~W~~	10,090,726	13,723,972
Recognition of asset retirement cost and related provision for decommissioning costs		(292,120)	3,497,866
Transfer from provision for disposal of used nuclear fuel to accrued expenses		379,011	417,687
Transfer from long-term borrowings and debt securities to current portion of long-term borrowings and debt securities		30,454,012	13,838,578
Transfer from inventory to stored nuclear fuel		827,279	738,720
Recognition of right-of-use assets and others		261,862	197,016

(2)	Changes in liabilities incurred from financing activities for each of the two years in the period ended December 31, 2023 are as follows::

In millions of won	2023
				Non-cash changes
	Beginning balance		Cash flows	Increase	Effect of exchange rate fluctuations and others	Ending balance
Borrowings and debt securities	~~W~~	120,605,365	12,692,924	—	333,541	133,631,830
Lease liabilities		4,163,143	(574,239)	253,495	(34,519)	3,807,880

	~~W~~	124,768,508	12,118,685	253,495	299,022	137,439,710

In millions of won	2022
				Non-cash changes
	Beginning balance		Cash flows	Increase	Effect of exchange rate fluctuations and others	Ending balance
Borrowings and debt securities	~~W~~	80,529,513	39,193,815	—	882,037	120,605,365
Lease liabilities		4,410,503	(562,647)	109,019	206,268	4,163,143

	~~W~~	84,940,016	38,631,168	109,019	1,088,305	124,768,508

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2023 and 2022

49.	Commitments for Expenditure

(1)	The commitments for acquisition of property, plant and equipment as of December 31, 2023 and 2022 are as follows:

In millions of won	2023			2022
Contracts	Commitment amounts		Remaining liability balances	Commitment amounts	Remaining liability balances
Purchase of cable (PVC, 1C, 2000SQ) 153,000M and others (Shin-Bupyung-Youngseo)	~~W~~	57,226	417	57,203	12,595
Purchase of cable (PVC, 1C, 2500SQ) 103,374M and others (Bukdangjin-Shin-Tangjung)		51,796	20,661	50,151	37,638
Purchase of GIS (362kV, 6300A, 63kA) 23CB – Youngseo S/S		37,168	15,109	37,168	16,788
Purchase of GIS (362kV, 6300A, 63kA) 27CB – Kwangyang S/S		37,744	140	37,744	140
Purchase of cable (PVC, 1C, 2500SQ) 100,548M and others (Kyungin Construction)		58,271	746	58,269	3,883
Purchase of GIS (362kV, 6300A, 63kA) 25CB – Migeum S/S		35,136	20,370	33,841	25,641
Purchase of cable (PVC, 1C, 2000SQ) 5,862M and others (Baekun-Gwangyanghang)		35,016	703	35,949	3,232
Concrete pole (10M, general purpose, 350KGF) 126,948 ea and five other equipments (unit price contract)		—	—	202,795	95,428
Purchase of GIS (362KV, 6300A, 63KA) Type 19 – Shinyangsan S/S		32,460	5,635	31,834	17,334
Purchase of cable (PVC, 1C, 2500SQ) 57,868M and others (Goduk-Seoansung)		40,937	654	40,937	3,748
Purchase of cable (PVC, 1C, 2000SQ) 87,732M and others (Eulwangboonki)		36,446	1,015	36,155	10,274
Purchase of GIS(362KV,6300A,63KA) Type 18 – Wolsung S/Y		32,090	26,742	32,090	32,090
Purchase of cable (FR CNCO-W,1C,325SQ) 672,300M (unit price contract)		—	—	31,387	19,213
Purchase of cable (TR CNCE-W,1C,325SQ) 1,342,000M (unit price contract)		—	—	75,620	40,497
Purchase of cable (TR CNCE-W,1C,600SQ) 377,000M (unit price contract)		—	—	31,851	17,478
Purchase of cable (TR CNCE-W/AL,1C,400SQ) 2,175,300M (unit price contract)		—	—	53,064	29,436
System stabilization ESS equipment (Bubuk S/S) Type 1		222,300	145,014	222,300	222,300
System stabilization ESS equipment (Shinnamwon S/S) Type 1		211,500	130,169	211,500	211,500
System stabilization ESS equipment (Yeongcheon S/S) Type 1		73,104	18,604	73,104	73,104
Concrete pole (10M, general purpose, 500KGF) 111,000 ea and four other equipments		67,996	39,971	—	—
Advanced EType low voltage electronic watt-hour meter 1,311,552 ea		36,103	—	—	—
System stabilization ESS equipment (Yesan S/S) Type 1		56,403	12,095	—	—
System stabilization ESS equipment (Hamyang S/S) Type 1		35,609	12,870	—	—
Construction of Saeul Units (#3,4)		9,800,424	1,113,349	9,800,424	2,455,673
Construction of Shin-Hanul Units (#1,2) (*)		10,592,760	—	10,327,372	97,889
Construction of Shin-Hanul Units (#3,4)		11,680,361	10,935,737	11,007,232	10,858,828
Other 30 contracts		1,631,574	1,133,467	853,941	425,149
Purchase of main machine for Jeju LNG combined		166,287	—	166,287	10,898
Purchase of equipments for the construction project of Boryeong indoor coal storage yard		334,932	279,920	318,197	287,965
Purchase of main machine for Boryeong New Complex Unit 1		281,600	228,053	—	—
Boryeong New Complex Unit 1 Construction Project		186,358	186,358	—	—
Service of designing Taean Units (#9,10)		112,909	12,468	112,909	12,468
Purchase of gas turbine and turbine equipment of Gimpo combined heat & power plant		123,495	15,603	126,302	32,748
Purchase of steam turbine, HRSG and POWER BLOCK of Gimpo combined heat & power plant		220,864	214	221,997	38,714
Construction of Gimpo combined heat & power plant		211,372	13,960	181,798	56,558
Purchase of gas turbines, steam turbines, and accessories for Gumi natural gas power plant		197,983	193,578	197,983	197,983
Purchase of heat recovery boiler and accessories for Gumi natural gas power plant		65,918	45,299	—	—

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2023 and 2022

49.	Commitments for Expenditure, Continued

(1)	The commitments for acquisition of property, plant and equipment as of December 31, 2023 and 2022 are as follows, continued:

In millions of won	2023			2022
Contracts	Commitment amounts		Remaining liability balances	Commitment amounts	Remaining liability balances
Construction of Gumi natural gas power plant	~~W~~	210,393	173,350	204,094	204,094
Installation of natural gas supply facility at Gumi natural gas power plant		70,620	61,799	70,620	70,620
Purchase of coal handling machine for construction of Samcheok Units (#1,2)		312,150	5,682	299,048	6,687
Purchase of main equipment for Namjeju		140,144	3	140,144	3
Purchase of main equipment for Shin-Sejong combined thermal power plant		234,392	8,342	234,392	32,621
Purchase of Hadong thermal power indoor carboniferous plant		167,259	48,495	162,814	62,299
Purchase of phase 2 power generation facility for Yeongwol fuel cells		86,350	219	86,100	30,527
Purchase of fuel cell power generation facilities for the fifth stage of Shinincheon headquarters		81,960	18,290	81,960	81,960

(*)

As of December 31, 2023, the commitment amounts include the value of Shin-Hanul Unit #1, construction of which has completed during the year ended December 31, 2022. In addition, as of December 31, 2023, Shin-Hanul Unit #2 is in commissioning.

(2)	As of December 31, 2023, details of contracts for inventory purchase commitment are as follows:

The Group imports all of its uranium ore concentrates from sources outside Korea (including the United States, United Kingdom, Kazakhstan, France, Russia, South Africa, Canada and Australia) which are paid for with currencies other than Won, primarily in U.S. dollars. In order to ensure stable supply, the Group entered into long-term and medium-term contracts with various suppliers, and supplements such supplies with purchases of fuels on spot markets. The long-term and medium-term contract periods vary among contractors and the stages of fuel manufacturing process. Contract prices for processing of uranium are generally based on market prices. Contract periods for ore concentrates, conversion, enrichment and design and fabrication are as follows:

Type	Periods	Contracted quantity
Concentrate	2023 ~ 2033	21,400 Ton U3O8
Conversion	2023 ~ 2030	16,300 Ton U
Enrichment	2023 ~ 2032	18,893 Ton SWU

In addition, the contracted quantity of the molded uranium between Korea Hydro & Nuclear Power Co., Ltd. and KEPCO Nuclear Fuel Co., Ltd., which are subsidiaries of the Group, is 1,285 Ton U (contract periods : 2014 ~ 2026).

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2023 and 2022

50.	Contingencies and Commitments

(1)	Ongoing litigations and claims related with contingent liabilities and contingent assets as of December 31, 2023 and 2022 are as follows:

In millions of won	2023			2022
	Number of cases	Claim amount		Number of cases	Claim amount
As the defendant	666	~~W~~	805,227	653	~~W~~	981,878
As the plaintiff	268		571,593	238		599,809

As of December 31, there are 3 ongoing litigations and 1 arbitration case between consolidated entities.

1)	The Group is the defendant against a number of claims. The following is ongoing claim pertaining to the Group which can potentially be significant:

There are multiple ongoing claims against the Group related to ordinary wages, requesting payment of unpaid wages. The Group believes that the possibility of the outflow of economic benefits is probable on the ongoing and the expected lawsuits. Accordingly, the Group recognized ~~W~~39,229 million as litigation provisions in relation to the lawsuit as of December 31, 2023.

2)

In addition to the abovementioned significant ongoing claims, there are 15 arbitration cases pertaining to the Group as of December 31, 2023 and the significant arbitration cases for the year ended December 31, 2023 are as follows:

i)

During the year ended December 31, 2022, the Group filed an arbitration application with Westinghouse Electric Company LLC to Korean Commercial Arbitration Board, requesting to confirm whether the Group is subject to nuclear power plant export control procedures or not. As of the December 31, 2023, the Group has not recognized any provision because the amount and timing of economic benefit outflow cannot be reasonably estimated.

ii)

During the year ended December 31, 2023, the Group filed an arbitration application to Korean Commercial Arbitration Board in relation to insufficient operation performance of Sinseongnam Substation (345kV) STATCOM (reactive power compensation system for voltage stabilization in metropolitan area), but cannot reasonably estimate whether the inflow of economic benefits is probable as a result of the arbitration.

iii)

During the year ended December 31, 2023, Hitachi Energy Sweden filed an arbitration against the Group regarding the request for additional payment due to the increase in capacity of some facilities and the withdrawal of liquidated damage in relation to Shin Young-ju and Shin Jecheon substation TCSC construction projects. The Group has not recognized any provision because the amount and timing of economic benefit outflow cannot be reasonably estimated.

iv)

During the year ended December 31, 2023, the Group filed a commercial arbitration to request payment of expenses such as monitoring vessel operating expenses for Jindo-Jeju high-voltage direct current (HVDC) connection project contract, but has not recognized any provision because the amount and timing of economic benefit outflow cannot be reasonably estimated.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2023 and 2022

50.	Contingencies and Commitments, Continued

(2)	Guarantees of payments and commitments provided to other companies as of December 31, 2023 are as follows:

1)

The Group has provided the syndicate of lenders of PT Indo Raya Tenaga, the business corporation of PT Barito Wahana Tenaga, a guarantee by establishing the right of pledge on the shares of PT Barito Wahana Tenaga for project financing of PT Barito Wahana Tenaga as of December 31, 2023.

2)

The Group has outstanding borrowings with a limit of USD 264,800 thousand from its creditors such as International Finance Corporation. Regarding the borrowing contract, the Group has guaranteed capital contribution of USD 69,808 thousand and additional contribution up to USD 19,000 thousand for contingencies, if any. In relation to this financial agreement, the Group is providing its entire shares in Mira Power Limited and business-related PP&E as collateral to the lenders.

3)

The Group has provided USD 6,085 thousand, equivalent to the shareholdings of PTBS Energy and PT Nusantara Hydro Alam, for third-party joint guarantee to Export-Import Bank of Korea, BNP Paribas and ING Bank, to guarantee the payment of debt related to hydroelectric power business of Tanggamus, Indonesia.

4)	The Group has provided USD 5,473 thousand for a debt guarantee to PT.Bank KB Bukopin, to guarantee the payment of debt in relation to hydroelectric power business of Wampu, Indonesia.

5)

The Group has provided RBC Community Investments Impact Renewables HoldCo-1, LLC a performance guarantee regarding weatherization in relation with tax investors up to USD 3,000 thousand for the of the power plant construction for Concho Valley solar power project in the United States.

6)

The Group has provided EUR 12,053 thousand for a performance guarantee to Microsoft through Kookmin Bank, to guarantee the implementation of the power plant construction for Guba Buget wind power project in Sweden.

7)	The Group has provided Axia Power Holdings B.V. and others a performance guarantee up to USD 54,000 thousand for the implementation of Cirebon thermal power generation project in Indonesia.

8)	The Group has provided USD 54,000 thousand for a performance guarantee to PT. Cirebon Electric Power, to guarantee the Cirebon coal-fired power plant operation and maintenance project in Indonesia.

9)	The Group has provided USD 3,355 thousand for the guarantee of debt repayment reserves of PT. Cirebon Electric Power’s Indonesia Cirebon power plant project to Mizuho Bank, Ltd. through Nonghyup Bank.

10)	The Group has provided PT Perusahaan Listrik Negara a performance guarantee up to IDR 35,588,165 thousand for the implementation of Tanjung Jati power plant operation project in Indonesia.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2023 and 2022

50.	Contingencies and Commitments, Continued

(2)	Guarantees of payments and commitments provided to other companies as of December 31, 2023 are as follows:

11)

The Group has provided USD 30,000 thousand for a performance guarantee to Morgan Stanley Capital Group Inc., to guarantee the electricity purchase contract in relation to photovoltaic power generation project in USA.

12)	The Group has provided Morgan Stanley Renewables Inc. a guarantee up to USD 70,000 thousand for the fulfillment of subscription obligation regarding photovoltaic power generation project in USA.

13)	The Group has provided Kookmin Bank a debt guarantee up to USD 40,000 thousand to guarantee Equity Bridge Loan for Concho Valley solar business in the United States.

14)	The Group has provided Van Phong Power Company, Ltd. a performance guarantee up to USD 5,000 thousand for the operation maintenance project in Van Phong, Vietnam.

15)

The Group has provided RBC Community Investments Impact Renewables HoldCo-1, LLC a guarantee for up to USD 62,800 thousand for the fulfillment of subscription obligation regarding Concho Valley solar power project in the United States.

16)	The Group has provided PT Perusahaan Listrik Negara a performance guarantee up to USD 2,280 thousand for the operation maintenance project in Indonesia siborpa.

17)

As of December 31, 2023, Gunsan Land Solar Co., Ltd., a joint venture of the Group, has built and is operating a 99 MW photovoltaic power generation facility in the public water reclamation area in Osikdo-dong, Gunsan-si, Jeollabuk-do. The Group is obligated to ensure that Gunsan Land Solar Co., Ltd. can finance up to 80% of the total project cost with investments from citizen and provide a 7% return on the citizen who invested after the construction period is over according to the Shareholders’ agreement. In addition, when the investment from citizen fails to reach the target percentage of 80% and additional debts are collected for fulfill the target percentage, the Group is obligated to provide Gunsan-si the amount of 7% return on uncollected citizen investments estimated to be collected less the amount of additional debts collected instead.

18)	The Group has provided joint guarantee for W1,641 million guarantee insurance contracted by Haetbyeotgil Sunlight Co., Ltd.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2023 and 2022

50.	Contingencies and Commitments, Continued

(3)	Credit lines provided by financial institutions as of December 31, 2023 are as follows:

In millions of won and thousands of foreign currencies
Commitments	Financial institutions	Currency	Credit limit	Used amount
Commitments on Bank-overdraft	Nonghyup Bank and others	KRW	2,260,500	3,096
Limit amount available for CP	Hana Bank and others	KRW	5,650,000	5,650,000
General Loan, etc.	Hana Bank and others	KRW	4,400,000	4,350,000
Limit amount available for card	Hana Bank and others	KRW	47,424	1,919
Loan limit	Korea Development Bank and others	KRW	2,708,395	1,969,529
	DBS Bank and others	USD	1,782,000	USD 40,000
				KRW 200,000
Certification of payment on payables from foreign country	Nonghyup Bank	USD	8,700	5,270
Certification of payment on L/C
	Shinhan Bank and others	USD	1,160,452	178,558
	Kookmin Bank and others	EUR	42,688	42,688
	Shinhan Bank	JPY	481,785	481,785
Certification of Performance guarantee on contract	Hana Bank and others	KRW	145,855	125,289
	First Abu Dhabi Bank and others	USD	921,138	788,313
	Korea Development Bank and others	JPY	620,000	620,000
	Hana Bank	EUR	12,106	12,106
	Hana Bank	INR	44,872	44,872
	Hana Bank	OMR	6,250	6,250
	Hana Bank	SAR	4,151	4,151
Certification of bidding	Hana Bank	USD	5,200	—
	Export-Import Bank of Korea	EUR	10,000	10,000
Advance payment bond, Warranty bond, Retention bond and others	Seoul Guarantee Insurance	KRW	57,670	57,670
	Hana Bank and others	USD	813,839	763,596
	Saudi National Bank	SAR	21,000	21,000
	Hana Bank and others	MXN	21,597	20,027
Others (*)	Nonghyup Bank and others	KRW	337,126	KRW 19,943
				USD 20,832
				EUR 282
	Nonghyup Bank and others	USD	316,327	USD 60,073
				EUR 48,825
	StandardChartered	AED	50	50
Secured loan of credit sales	Nonghyup Bank and others	KRW	271,000	—
Inclusive credit	Hana Bank	KRW	8,000	4,920
	Hana Bank and others	USD	135,000	USD 15,141
				INR 345,206
Equity Bridge Loan Guarantee	Export-Import Bank of Korea and others	USD	1,764,555	1,372,546
Trade finance	DBS Bank and others	USD	870,000	—

(*)	As of December 31, 2023, the Group has entered into a credit extension agreement for derivatives transactions with Nonghyup Bank, Hana Bank, and Woori Bank as ancillary to currency swap transactions.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2023 and 2022

50.	Contingencies and Commitments, Continued

(4)	As of December 31, 2023, promissory notes and assets provided as collaterals or pledges to financial institutions by the Group are follows:

In millions of won and thousands of foreign currencies
Obligor	Creditor	Assets provided as security	Currency	Amount	Description
Mira Power Limited	International Finance Corporation and others	Property, plant and equipment and others	USD	264,800	Collateral for borrowings (*1)
Tamra Offshore Wind Power Co., Ltd.	Kyobo Life Insurance Co., Ltd. and others	Property, plant and equipment and others	KRW	171,600	Collateral for borrowings (*2)
Gyeonggi Green Energy Co., Ltd.	Korea Development Bank and others	Cash and cashequivalents and others	KRW	327,080	Collateral for borrowings (*2)
Commerce and Industry Energy Co., Ltd.	IBK and others	Property, plant and equipment and others	KRW	110,500	Collateral for borrowings (*2)
Jeongam Wind Power Co., Ltd.	KDB Capital Corporation and others	Cash and cash equivalents and others	KRW	230,259	Collateral for borrowings (*2)
Gyeongju Wind Power Co., Ltd.	Shinhan Bank and others	Property, plant and equipment and others	KRW	68,400	Collateral for borrowings (*2)
Korea Offshore Wind Power Co., Ltd.	Woori Bank and others	Property, plant and equipment and others	KRW	293,400	Collateral for borrowings (*2)
Qatrana Electric Power Company	The Islamic Development Bank and others	Finance lease receivable and property, plant and equipment and others	JOD	136,623	Collateral for borrowings (*1)
KST Electric Power Company, S.A.P.I. de C.V.	Export–Import Bank of Korea and others	Finance lease receivable and property, plant and equipment and others	USD	401,277	Collateral for debt securities (*1)
Incheon Fuel Cell Co., Ltd.	Kookmin Bank and others	Cash and cash equivalents and others	KRW	276,960	Collateral for borrowings (*2)
K-SOLAR SHINAN Co., Ltd.(TS Energy 25)	Kyobo Life Insurance Co., Ltd. and others	Property, plant and equipment and others	KRW	329,736	Collateral for borrowings (*2)
KOSPO Youngnam Power Co., Ltd.	Shinhan Bank and others	Cash and cash equivalents and others	KRW	744,120	Collateral for borrowings (*2)
Jeju Hanlim Offshore Wind Co., Ltd.	Kookmin Bank and others	Property, plant and equipment and others	KRW	1,800	Collateral for borrowings (*2)
Western Power Changgi Solar Co., Ltd.	Samsung Life Insurance and others	Property, plant and equipment and others	KRW	58,500	Collateral for borrowings (*2)
J Wind First, LLC	Woori Bank	Trade receivable and others	KRW	55,000	Collateral for borrowings (*2)
Chitose Solar Power Plant LLC	Korea Development Bank	Property, plant and equipment and others	USD	134,289	Collateral for borrowings (*1)
Mangilao Intermediate Holdings LLC	Mizuho Bank	Trade receivable and others	USD	93,392	Collateral for borrowings (*1)

(*1)	This is based on the amount of loan commitment limit.
(*2)	As of December 31, 2023, the Group has established guarantees for pledge for transfer of rights of long-term borrowings, pledge for insurance claims, pledge for shares, etc.

The Group has ~~W~~1,197 million of project loans from the Korea Energy Agency as of December 31, 2023. The Group has provided a promissory note as a repayment guarantee.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2023 and 2022

50.	Contingencies and Commitments, Continued

(5)

The Group temporarily suspended operations of the Gangneung hydroelectric generating plant, with a carrying amount of ~~W~~62,871 million as of September December 31, 2023, to improve the quality of water used in generating electricity. The expenses related to the suspension of operations of ~~W~~1,494 million and depreciation on the idle assets of ~~W~~3,683 million are recorded in other expenses for the year ended December 31, 2023. Regarding the improvement of water quality, the results of damages compensation for the local residents cannot be reasonably estimated, and the Group is in negotiations with Gangneung City and related stakeholders to restart the Gangneung hydroelectric generating plant as of December 31, 2023.

(6)

As the government of the Republic of Korea announced the suspension of operation in Gaeseong Industrial District, it is uncertain if the Group can exercise the property rights for the Group’s facility in Gaeseong Industrial District as of December 31, 2023. The book value of facility is ~~W~~12,123 million and trade receivables related to the companies residing in Gaeseong Industrial District have been fully written-off. As of December 31, 2023, the Group cannot make reasonable estimation on whether assets will be recovered or utilized in regular way related thereto.

(7)	As of December 31, 2023, the Group owns land at 6171-1 Nuri-ri, Yeongi-myeon, Sejong Special Self-Governing City as PP&E with limited ownership, and its book value is ~~W~~64,371 million.

(8)

The Korea Institute of Energy Technology(KENTECH) was established in April, 2020, in accordance with the ”Basic plan for the establishment of KENTECH (July, 2019)”. By the special law to create KENTECH, the Group, government, and local government may contribute to the fund. The Group will decide whether to contribute to the fund on a board resolution after consulting with relevant organizations considering its financial situation by year.

(9)

The ongoing armed conflict in Ukraine started in February 2022 and relevant sanctions against Russia imposed by the international community can impact not only sanctioned entities but also the entities doing business directly or indirectly with Ukraine or Russia and the entities exposed directly or indirectly to industries or economy of Russia or Ukraine. The Group cannot make reasonable estimation of the financial impact of the recent conflict in Ukraine on the future events.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2023 and 2022

51.	Subsequent Events

(1)

Subsequent to December 31, 2023, KEPCO and KEPCO Nuclear Fuel Co., Ltd., a subsidiary of the Company,. borrowed long-term borrowings for the purposes of operation and details related thereto are as follows:

Company	Type	Interest Type	Interest rate (%)	Borrowing date	Maturity	Amount
Korea Electric Power Corporation	Long-term borrowing (Mid- to long-term CP) (*)	Floating	3M CD+0.49	2024.02.21	2029.02.21	~~W~~	200,000
	Long-term borrowing (Mid- to long-term CP) (*)	Floating	3M CD+0.50	2024.02.28	2029.02.28		200,000
KEPCO Nuclear Fuel Co., Ltd.	Long-term borrowings	Floating	3M finance bond+0.66	2024.01.04	2026.12.28		10,000

(*)	The maturity of mid- to long-term CPs corresponds to contract period of commercial paper repurchase agreements.

(2)

Subsequent to December 31, 2023, KEPCO and its subsidiaries, Korea Hydro & Nuclear Power Co., Ltd., Korea Western Power Co., Ltd. and Korea Southern Power Co., Ltd. issued bonds denominated in Korean won and foreign currency for debt repayment and facility funding and details related thereto are , as follows:

In millions of won and thousands of USD
Company	Type	Issue date	Maturity	Interest rate (%)	Amount
Korea Electric Power Corporation	FY24 Global 15th	2024.01.31	2027.01.31	4.88	USD 1,200,000
Korea Hydro & Nuclear Power Co., Ltd.	#77-1 Corporate bond	2024.03.05	2029.03.05	5yr KTB rate+0.35	150,000
	#77-2 Corporate bond	2024.03.05	2034.03.05	10yr KTB rate+0.41	100,000
	#77-3 Corporate bond	2024.03.05	2044.03.05	20yr KTB rate+0.40	60,000
Korea Western Power Co., Ltd.	#60-1 Corporate bond	2024.01.16	2026.01.16	3.67	150,000
	#60-2 Corporate bond	2024.01.16	2029.01.16	3.73	50,000
	#60-3 Corporate bond	2024.01.16	2044.01.16	3.74	20,000
	#61-1 Corporate bond	2024.01.25	2025.01.24	3.54	100,000
	#61-2 Corporate bond	2024.01.25	2027.01.25	3.73	40,000
	#61-3 Corporate bond	2024.01.25	2044.01.25	3.82	10,000
Korea Southern Power Co., Ltd.	#72-1 Corporate bond	2024.01.11	2027.01.11	3.70	70,000
	#72-2 Corporate bond	2024.01.11	2029.01.11	3.79	30,000

(3)

KEPCO KDN Co., Ltd., a subsidiary of the Group, sold all of its shares in the associate YTN Co., Ltd. (21.43%) on February 15, 2024 at the price of ~~W~~221,490 million after the Korea Communications Commission approved to sell the shares.

(4)	On February 23, 2024, the board of directors of KEPCO decided to contribute ~~W~~76,600 million for the construction of the campus of Korea Institute of Energy Technology.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2023 and 2022

52.	Adjusted Operating Loss

The operating profit (loss) in the Group’s consolidated statements of comprehensive income (loss) prepared in accordance with KIFRS included in this report differs from that in its consolidated statements of comprehensive income (loss) prepared in accordance with IFRS as issued by IASB. The table below sets forth a reconciliation of the Group’s results from operating activities as presented in the Group’s consolidated statements of comprehensive income (loss) prepared in accordance with KIFRS for each of the years ended December 31, 2023 and 2022 to the operating profit or loss as presented in the Group’s consolidated statements of comprehensive income (loss) prepared in accordance with IFRS as issued by IASB for each of the corresponding years.

In millions of won	2023		2022
Operating loss on the consolidated statements of comprehensive income (loss)	~~W~~	(4,541,648)	(32,655,153)
Add
Other income
Reversal of other provisions		79,001	15,265
Reversal of other allowance for bad debt		1,941	37
Gains on government grants		239	301
Gains on assets contributed		24,183	1,953
Gains on liabilities exempted		854	1,181
Compensation and reparations revenue		93,785	89,638
Revenue from foundation fund		60	3
Rental income		210,972	208,064
Others		121,816	67,208
Other gains
Gains on disposal of property, plant and equipment		32,196	148,667
Gains on disposal of intangible assets		136	41
Reversal of impairment losses on property, plant and equipment		—	134,735
Reversal of impairment losses on other current assets		16,035	—
Gains on foreign currency translation		27,123	36,097
Gains on foreign currency transactions		139,077	235,221
Gains on insurance proceeds		6,785	43,497
Others		346,795	294,091
Deduct
Other expenses
Compensation and indemnification expense		(34)	(36)
Accretion expenses of other provisions		(4,962)	(1,138)
Depreciation expenses on investment properties		(493)	(486)
Depreciation expenses on idle assets		(3,683)	(3,635)
Other bad debt expense		(40,683)	(6,400)
Donations		(169,748)	(131,037)
Others		(39,302)	(69,418)
Other losses
Losses on disposal of property, plant and equipment		(98,120)	(100,066)
Losses on disposal of intangible assets		(71)	(116)
Losses on impairment of property, plant and equipment		(17,031)	(37,311)
Losses on impairment of intangible assets		(2,865)	(164)
Losses on foreign currency translation		(3,901)	(14,738)
Losses on foreign currency transactions		(165,187)	(299,117)
Others		(258,286)	(197,715)

Adjusted operating loss	~~W~~	(4,245,016)	(32,240,531)

Audit opinion on internal control over financial reporting

The accompanying independent auditor’s audit report on internal control over financial reporting is attached as a result of auditing the internal control over financial reporting of Korea Electric Power Corporation and its subsidiaries (collectively referred to as the “Group”) and the consolidated financial statements of the Group for the year ended December 31, 2023 in accordance with the Article 8 of the Act on External Audit of Stock Companies.

Attachments:

1. Independent auditor’s audit report on Internal Control over Financial Reporting

2. Management’s Annual Report on Internal Control over Financial Reporting

Independent Auditor’s Audit Report on Internal Control over Financial Reporting

(English Translation of a Report Originally Issued in Korean)

Korea Electric Power Corporation

The Shareholders and Board of Directors

Opinion on Internal Control over Financial Reporting

We have audited the internal control over financial reporting (“ICFR”) of Korea Electric Power Corporation and its subsidiaries (collectively referred to as the “Group”) based on the Conceptual Framework for Design and Operation of ICFR established by the Operating Committee of ICFR in Korea (the “ICFR Committee”) as of December 31, 2023.

In our opinion, the Group’s ICFR has been effectively designed and operated, in all material respects, as of December 31, 2023, in accordance with Conceptual Framework for Design and Operation of ICFR.

We also have audited, in accordance with Korean Standards on Auditing (“KSA”), the consolidated statement of financial position as of December 31, 2023, and the consolidated statements of income, comprehensive income, changes in equity, and cash flows for the year then ended, and notes to the consolidated financial statements, including a summary of material accounting policy information, of the Group, and our report dated March 11, 2024 expressed an unqualified opinion thereon.

Basis for Opinion on ICFR

We conducted our audit in accordance with KSA. Our responsibilities under those standards are further described in the Auditor’s Responsibilities for the Audit of ICFR section of our report. We are independent of the Group in accordance with the ethical requirements that are relevant to our audit of ICFR in the Republic of Korea, and we have fulfilled our other ethical responsibilities in accordance with these requirements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

Responsibilities of Management and Those Charged with Governance for ICFR

Management is responsible for designing, implmenting, and maintaining an effective ICFR, and for its assessing the effectiveness of ICFR included in the accompanying Management’s Annual Report on Internal Control over Financial Reporting.

Those charged with governance are responsible for overseeing the Group’s ICFR process.

Auditor’s Responsibilities for the Audit of ICFR

Our responsibility is to express an opinion of the Group’s ICFR based on our audit. We conducted our audit in accordance with KSA. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective ICFR was maintained in all material respects.

An audit of the ICFR involves performing procedures to obtain audit evidence as to whether a material weakness exists. The procedures selected depend on the auditor’s judgment, including the assessment of the risks that a material weakness exists. An audit also includes testing and evaluating the design and operation of ICFR based on obtaining an understanding of ICFR and the assessed risk.

ICFR definition and Inherent Limitations

A company’s ICFR is implemented by those charged with governance, management, and other employees and is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of consolidated financial statements for external purposes in accordance with International Financial Reporting Standards as adopted by the Republic of Korea (“KIFRS”). A company’s ICFR includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of consolidated financial statements in accordance with KIFRS, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the consolidated financial statements.

Because of its inherent limitations, ICFR may not prevent or detect misstatements of the consolidated financial statements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that ICFR may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

The engagement partner on the audit resulting in this independent auditor’s report is Jaekeun Song.

March 11, 2024

This audit report is effective as of March 11, 2024, the independent auditor’s audit report date. Accordingly, certain material subsequent events or circumstances may have occurred during the period from the independent auditor’s audit report date to the time this report is used. Such events and circumstances could significantly affect the Group’s ICFR and may result in modifications to this report.

Management’s Annual Report on Internal Control over Financial Reporting

(English Translation of a Report Originally Issued in Korean)

The Shareholders and Board of Directors

Korea Electric Power Corporation

We, as the Chief Executive Officer (“CEO”) and Internal Control over Financial Reporting (“ICFR”) Officer of Korea Electric Power Corporation and its subsidiaries (collectively referred to as the “Group”), assessed the status of the design and operation of the Group’s ICFR for the year ending December 31, 2023.

The Group’s management including the CEO and ICFR Officer is responsible for designing and operating ICFR. We, as the CEO and ICFR Officer (collectively, “We”, “Our” or “Us”), evaluated whether the ICFR has been appropriately designed and is effectively operating to prevent and detect error or fraud which may cause material misstatement of the financial statements to ensure preparation and disclosure of reliable financial information.

We used the ‘Conceptual Framework for Designing and Operating Internal Control over Financial Reporting’ established by the Operating Committee of Internal Control over Financial Reporting in Korea (the “ICFR Committee”)’ as the criteria for design and operation of the Group’s ICFR. We also conducted an evaluation of ICFR based on the ‘Management Guideline for Evaluating and Reporting Effectiveness of Internal Control over Financial Reporting’ established by the ICFR Committee.

Based on our assessment of ICFR operation, we concluded that the Group’s ICFR has been appropriately designed and is operating effectively in all material respects as of December 31, 2023, in accordance with the ‘Conceptual Framework for Designing and Operating Internal Control over Financial Reporting’.

We certify that this report does not contain any untrue statement of a fact, or omit to state a fact necessary to be presented herein. We also certify that this report does not contain or present any statements which might cause material misunderstandings of the readers, and we have reviewed and verified this report with sufficient care.

February 15, 2024

/s/ Dong-Cheol Kim
Presidesnt/CEO

/s/ Heung-Bok Oh
Internal Control over Financial Reporting Officer